UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF April 2020

COMMISSION FILE NUMBER 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro65(Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

ANNUAL BUSINESS REPORT

(From January 1, 2019 to December 31, 2019)

THIS IS A SUMMARY OF THE ANNUAL BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN WHICH IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

ALL REFERENCES TO THE “COMPANY” SHALL MEAN SK TELECOM CO., LTD. AND, UNLESS THE CONTEXT OTHERWISE REQUIRES, ITS CONSOLIDATED SUBSIDIARIES.  REFERENCES TO “SK TELECOM” SHALL MEAN SK TELECOM CO., LTD., BUT SHALL NOT INCLUDE ITS CONSOLIDATED SUBSIDIARIES.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA (“K-IFRS”) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

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I.        Company Overview

1.       Company Overview

The Company’s annual business report for the year ended December 31, 2019 includes the following consolidated subsidiaries:

Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2019 (millions of Won)	Material Subsidiary*
SK Telink Co., Ltd.	Apr. 9, 1998	Telecommunication services and satellite broadcasting services	265,725	Material
SK M&Service Co., Ltd.	Feb. 10, 2000	Online information services	109,699	Material
SK Communications Co., Ltd.	Sept. 19, 1996	Internet portal and other Internet information services	67,327
SK Broadband Co., Ltd.	Sept. 5, 1997	Fixed-line telecommunication services, multimedia and IPTV services	4,447,549	Material
Home & Service Co., Ltd.	June 5, 2017	Information and telecommunication network maintenance	113,176	Material
SK stoa Co., Ltd.	Dec. 1, 2017	Data broadcasting and commercial retail platform services	70,754
K-net Culture and Contents Venture Fund	Nov. 24, 2008	Investment partnership	151,493	Material
PS&Marketing Co., Ltd.	Apr. 3, 2009	Sale of telecommunication devices	439,947	Material
Service Ace Co., Ltd.	Jul. 1, 2010	Customer center management services	80,844	Material
Service Top Co., Ltd.	Jul. 1, 2010	Customer center management services	66,932
SK ons Co., Ltd. (formerly known as Network O&S Co., Ltd.)	Jul. 1, 2010	Network maintenance services	96,446	Material
SK Planet Co., Ltd.	Oct. 1, 2011	Telecommunication and platform services	595,838	Material
Dreamus Company (formerly known as Iriver Ltd.)	Jul. 12, 2000	Audio device manufacturing	171,586	Material
Iriver Enterprise Ltd.	Jan. 14, 2014	Management of Chinese subsidiary	2,356
Iriver China Co., Ltd.	Jun. 24, 2004	Electronic device manufacturing	2,521
DongGuan Iriver Electronics Co., Ltd.	Jul. 6, 2006	Electronic device manufacturing	—
Life Design Company Inc. (formerly known as S.M. Life Design Company Japan Inc.)	June 25, 2008	Japanese merchandise business	7,342
SK Telecom China Holdings Co., Ltd.	Jul. 12, 2007	Investment (holding company)	47,572
SK Global Healthcare Business Group, Ltd.	Sept. 14, 2012	Investment (SPC)	25,610
SK Planet Japan, K. K.	Mar. 14, 2012	Digital contents sourcing services	56,451
SK Planet Global Holdings Pte. Ltd.	Aug. 10, 2012	Investment (holding company)	415
SKT Americas, Inc.	Dec. 29, 1995	Information collection and management consulting services	30,704
SKP America LLC	Jan. 27, 2012	Digital contents sourcing services	48,344

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Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2019 (millions of Won)	Material Subsidiary*
YTK Investment Ltd.	Jul. 1, 2010	Investment	3,424
Atlas Investment	Jun. 24, 2011	Investment	116,576	Material
SK Telecom Innovation Fund, L.P.	Jan. 15, 2016	Investment	47,879
SK Telecom China Fund I L.P.	Sept. 14, 2011	Investment	19,896
Onestore Co., Ltd.	Mar. 1, 2016	Contents distribution	236,329	Material
SK telecom Japan Inc.	Mar. 1, 2018	Information collection and management consulting services	10,730
id Quantique Ltd.	Oct. 29, 2001	QRNG technology development	38,303
Eleven Street Co., Ltd.	Sept. 1, 2018	E-commerce and Internet-related services	923,424	Material
SK TELINK VIETNAM Co., Ltd.	Aug. 30, 2018	Sale of telecommunication devices	3,084
Quantum Innovation Fund I	Dec. 3, 2018	Investment	8,000
Life & Security Holdings Co., Ltd.	Mar. 21, 2014	Holding company	2,639,781	Material
ADT CAPS Co., Ltd.	Jan. 22, 1971	Unmanned security services	706,808	Material
CAPSTEC Co., Ltd.	Jan. 1, 2005	Manned security services	29,569
ADT SECURITY Co., Ltd.	Nov. 28, 2001	Sales and trade of anti-theft devices and surveillance devices	12,268
SK Infosec Co., Ltd.	Jun. 26, 2000	Information security services	158,424	Material
Id Quantique LLC	Jul. 27, 2018	Quantum information and communications services	1,177
FSK L&S Co., Ltd.	Oct. 20, 2016	Logistics consulting services	47,550
FSK L&S (Shanghai) Co., Ltd.	Jul. 29, 2010	International cargo transportation agent	23,454
FSK L&S (Hungary) Co., Ltd.	Sept. 13, 2019	International cargo transportation agent	532
SK Telecom TMT Investment Corp.	Jan. 4, 2019	Investment	33,482
Incross Co., Ltd.	Aug. 13, 2007	Advertising agency services	144,263	Material
Infra Communications Co., Ltd.	Aug. 1, 2017	Operation of mobile services	1,569
Happy Hanool Co., Ltd.	Aug. 8, 2019	Services	800
SKinfosec Information Technology (wuxi) Co., Ltd.	Aug. 21, 2019	System software development and supply services	453
Mindknock Co., Ltd.	Jan. 31, 2018	Software development services	458

*     Material Subsidiary means a subsidiary with total assets of Won 75 billion or more as of the end of the latest fiscal year.

※   Total assets as of December 31, 2019 are not provided for subsidiaries established during the reporting period.

※   On March 28, 2019, Iriver Ltd. changed its name to Dreamus Company at its general meeting of shareholders.

※   On April 17, 2019, Network O&S Co., Ltd. changed its name to SK ons Co., Ltd. at its extraordinary meeting of shareholders.

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Changes in subsidiaries during the year ended December 31, 2019 are set forth below.

Change	Name	Remarks
Additions	SK Telecom TMT Investment Corp.	Newly established by the Company
	FSK L&S Co., Ltd.	Control acquired by the Company
	FSK L&S (Shanghai) Co., Ltd.	Subsidiary of FSK L&S Co., Ltd.
	Incross Co., Ltd.	Newly acquired by the Company
	Infra Communications Co., Ltd.	Subsidiary of Incross Co., Ltd.
	Mindknock Co., Ltd.	Control acquired by Incross Co., Ltd.
	Happy Hanool Co., Ltd.	Newly established by the Company
	SKinfosec Information Technology (wuxi) Co., Ltd.	Newly established by SK Infosec Co., Ltd.
	FSK L&S (Hungary) Co., Ltd.	Newly established by FSK L&S Co., Ltd.
Exclusions	groovers Inc.	Merged into Dreamus Company (formerly known as Iriver Ltd.)
	Shopkick Management Company, Inc.	Disposed by the Company
	Shopkick, Inc.	Disposed by the Company
	Iriver Inc.	Disposed by the Company
	groovers Japan Co., Ltd.	Merged into Life Design Company Inc.

A.              Corporate Legal Business Name: SK Telecom Co., Ltd.

B.             Date of Incorporation: March 29, 1984

C.             Location of Headquarters

(1)           Address: 65 Euljiro, Jung-gu, Seoul, Korea

(2)           Phone: +82-2-6100-2114

(3)           Website: http://www.sktelecom.com

D.            Major Businesses

(1)            Wireless business

The Company provides wireless telecommunications services, characterized by its competitive strengths in handheld devices, affordable pricing, network coverage and an extensive contents library. The Company continues to maintain its reputation as the unparalleled premium network operator in the 2G, 3G, 4G and 5G markets on the basis of its technological leadership and network management technology. With the world’s first commercialization of 5G technology on April 3, 2019, the Company continues to maintain its position as the top network operator in the 5G era and strives to provide differentiated services to its customers. In particular, in order to expedite its customers’ realization of the benefits of 5G services, the Company is pursuing efficient coverage expansion through the establishment of “5G Clusters” focused on services, key commercial districts and business-to-business (“B2B”).

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In order to strengthen its sales channels, the Company has been offering a variety of fixed-line and wireless telecommunication convergence products through its subsidiary, PS&Marketing Co., Ltd. (“PS&Marketing”).  PS&Marketing provides differentiated service to customers through the establishment of new sales channels and product development.  Through its subsidiaries Service Ace Co., Ltd. and Service Top Co., Ltd., the Company operates customer service centers in Seoul and provides telemarketing services.  Additionally, SK ons Co., Ltd. (“SK ons”), the Company’s subsidiary responsible for the operation of the Company’s networks, including its 5G network, provides customers with quality network services and provides the Company with technological know-how in network operations.

The Company plans to increase its profitability by strengthening its retention policy, which is the fundamental basis of competitiveness for telecommunication companies in this data-intensive era. The Company will lead the information and communication technology (“ICT”) trend by providing products through which customers can have a distinctive experience and by providing innovative services to transition to service-based competition.

The Company plans to further utilize its big data analysis capabilities to seek momentum for growth in new business areas.

(2)                  Fixed-line business

SK Broadband Co., Ltd. (“SK Broadband”) is engaged in providing telecommunications, broadcasting and new media services and various other services that are permitted to be carried out by SK Broadband under relevant regulations, as well as business activities that are directly or indirectly related to providing those services.  In 1999, SK Broadband launched its high-speed Internet service in Seoul, Busan, Incheon and Ulsan and currently provides such services nationwide.  SK Broadband also commercialized its TV-Portal service in July 2006 and its IPTV service in January 2009 upon receipt of permit in September 2008. In April 2019, SK Broadband decided to launch an integrated over-the-top (“OTT”) platform “wavve,” combining its OTT service “oksusu” with POOQ, an OTT service alliance of Korea’s three terrestrial broadcasters. SK Broadband is focusing on strengthening the competitiveness of the combined OTT service through an increased investment in content and thereby developing it into a key service in the 5G era. In addition, SK Broadband’s proposed merger with Tbroad Co., Ltd. (“Tbroad”) obtained all requisite regulatory approvals in January 2020, and the two companies are carrying out the remaining procedures, including holding their respective general meeting of shareholders, in order to launch the merged entity as of April 30, 2020.

(3)                  Commerce business

The Company is a leading player in the Korean e-commerce industry through its material subsidiary Eleven Street Co., Ltd. (“Eleven Street”), which operates an e-commerce platform service that connects various sellers and purchasers through its online and mobile platforms. In addition, the Company continues to evolve into a commerce portal by providing differentiated shopping-related services covering shopping information, product search and purchases, relying on the strength of the Company’s core principles of innovation supported by its advanced technological capabilities, including artificial intelligence (“AI”)-based commerce search technology and customized recommendations based on big data analysis.

(4)                  Security business

In the field of security business, the Company has completed its converged security business portfolio ranging from physical security to information security through the acquisitions of new material subsidiaries ADT CAPS Co., Ltd. (“ADT CAPS”) and SK Infosec Co., Ltd. (“SK Infosec”). Due to a growing number of single-person households and increasing awareness for crime prevention, the security industry has been growing steadily in recent years.  New markets for physical security have also been developing as a result of integrating cutting-edge ICT, such as big data, Internet of Things (“IoT”) and AI, and bio-recognition technologies.  The domestic market size of the physical security industry expanded from Won 3.6 trillion in 2012 to Won 5.5 trillion in 2017 (average annual growth rate of 8.7%), and is expected to grow to Won 7.9 trillion (average annual growth rate of 7.5%) in 2022.  The Company plans to expand its security business into one of its major business areas by leveraging such industry growth and synergies with its other ICT-based businesses.

See “II.1. Business Overview” for more information.

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E.           Credit Ratings

(1)          Corporate bonds and other long-term securities

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
April 12, 2017	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
April 12, 2017	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
April 12, 2017	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
April 12, 2017	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
April 12, 2017	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
April 12, 2017	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
October 30, 2017	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
October 30, 2017	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
October 30, 2017	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
February 5, 2018	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
February 5, 2018	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
February 6, 2018	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
April 10, 2018	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
April 11, 2018	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
April 16, 2018	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
May 29, 2018	Hybrid securities	AA+ (Stable)	Korea Ratings	Current rating
August 31, 2018	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
August 31, 2018	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
August 31, 2018	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
February 20, 2019	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
February 20, 2019	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
February 20, 2019	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
May 31, 2019	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
June 4, 2019	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
June 18, 2019	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
July 15, 2019	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
July 15, 2019	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
July 15, 2019	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
October 4, 2019	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
October 7, 2019	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
October 8, 2019	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
December 26, 2019	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
December 27, 2019	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
December 27, 2019	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating

*              Rating definition: “AAA” - The certainty of principal and interest payment is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

*              Rating definition: “AA” - The certainty of principal and interest payment is extremely high with very low investment risk, but has slightly inferior factors compared to “AAA” rating.

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(2)                  Commercial paper (“CP”) and short-term bonds

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
April 12, 2017	CP	A1	Korea Ratings	Current rating
April 12, 2017	CP	A1	Korea Investors Service, Inc.	Current rating
April 12, 2017	CP	A1	NICE Investors Service Co., Ltd.	Current rating
April 12, 2017	Short-term bond	A1	Korea Ratings	Current rating
April 12, 2017	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
April 12, 2017	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
October 30, 2017	CP	A1	Korea Ratings	Regular rating
October 30, 2017	CP	A1	Korea Investors Service, Inc.	Regular rating
October 30, 2017	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
October 30, 2017	Short-term bond	A1	Korea Ratings	Regular rating
October 30, 2017	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
October 30, 2017	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating
April 10, 2018	CP	A1	Korea Investors Service, Inc.	Current rating
April 10, 2018	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
April 11, 2018	CP	A1	Korea Ratings	Current rating
April 11, 2018	Short-term bond	A1	Korea Ratings	Current rating
April 16, 2018	CP	A1	NICE Investors Service Co., Ltd.	Current rating
April 16, 2018	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
August 31, 2018	CP	A1	Korea Ratings	Regular rating
August 31, 2018	CP	A1	Korea Investors Service, Inc.	Regular rating
August 31, 2018	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
August 31, 2018	Short-term bond	A1	Korea Ratings	Regular rating
August 31, 2018	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
August 31, 2018	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating
May 31, 2019	CP	A1	Korea Ratings	Current rating
May 31, 2019	Short-term bond	A1	Korea Ratings	Current rating
June 4, 2019	CP	A1	NICE Investors Service Co., Ltd.	Current rating
June 4, 2019	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
June 18, 2019	CP	A1	Korea Investors Service, Inc.	Current rating
June 18, 2019	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
October 4, 2019	CP	A1	Korea Ratings	Regular rating
October 4, 2019	Short-term bond	A1	Korea Ratings	Regular rating
October 7, 2019	CP	A1	Korea Investors Service, Inc.	Regular rating
October 7, 2019	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
October 8, 2019	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
October 8, 2019	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating

*                Rating definition:  “A1” - Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

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(3)                  International credit ratings

Date of credit rating	Subject of rating	Credit rating of securities	Credit rating agency	Rating type
October 23, 2017	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating
April 8, 2018	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Current rating
April 9, 2018	Bonds denominated in foreign currency	A3 (Stable)	Moody’s Investors Service	Current rating
May 8, 2018	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating
May 10, 2018	Bonds denominated in foreign currency	A3 (Negative)	Moody’s Investors Service	Regular rating
October 15, 2018	Bonds denominated in foreign currency	A- (Negative)	Fitch Ratings	Regular rating
March 6, 2019	Bonds denominated in foreign currency	A- (Negative)	S&P Global Ratings	Regular rating
May 30, 2019	Bonds denominated in foreign currency	A3 (Negative)	Moody’s Investors Service	Regular rating
October 14, 2019	Bonds denominated in foreign currency	A- (Negative)	Fitch Ratings	Regular rating

(4)                  Listing (registration or designation) of Company’s shares and special listing status

Listing (registration or designation) of stock	Date of listing (registration or designation)	Special listing	Special listing and applicable regulations
KOSPI Market of Korea Exchange	November 7, 1989	Not applicable	Not applicable

2.       Company History

March 1984: Establishment of Korea Mobile Telecommunications Co., Ltd.

November 1989: Listing on the KOSPI Market of the Korea Exchange

March 1997: Change of name to SK Telecom Co., Ltd.

March 2008: Acquisition of Hanaro Telecom (the predecessor entity of SK Broadband)

October 2011: Spin-off of SK Planet Co., Ltd. (“SK Planet”)

June 2015:  Comprehensive exchange of shares of SK Broadband

April 2016:  Spin-off and merger of the location-based services business and the mobile phone verification services business of SK Planet

December 2017: Comprehensive exchange of shares of SK Telink Co., Ltd. (“SK Telink”)

December 2018: Comprehensive exchange of shares of SK Infosec

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A.               Location of Headquarters

  22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)
  16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)
  267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)
  99 Seorin-dong, Jongro-gu, Seoul (December 20, 1999)
  65 Euljiro, Jung-gu, Seoul (December 13, 2004)

B.                 Significant Changes in Management

At the 31st General Meeting of Shareholders held on March 20, 2015, Dong Hyun Jang was elected as an inside director. At the 32nd General Meeting of Shareholders held on March 18, 2016, Dae Sik Cho was re-elected as an inside director and Dae Shick Oh was re-elected as an independent director and member of the audit committee of the Company’s board of directors (the “Board of Directors”). At the 33rd General Meeting of Shareholders held on March 24, 2017, Jung Ho Park was elected as an inside director and Dae Sik Cho was elected as a non-executive director. Jae Hoon Lee and Jae Hyeon Ahn were re-elected as independent directors and members of the audit committee and Jung Ho Ahn was elected as an independent director. At the 34th General Meeting of Shareholders held on March 21, 2018, Young Sang Ryu was elected as an inside director and Youngmin Yoon was elected as an independent director and member of the audit committee of the Board of Directors. At the 35th General Meeting of Shareholders held on March 26, 2019, Seok-Dong Kim was elected as an independent director and member of the audit committee of the Board of Directors. At the 36th General Meeting of Shareholders held on March 26, 2020, Yong-Hak Kim was elected as an independent director and member of the audit committee of the Board of Directors and Junmo Kim was elected as an independent director.

C.               Change in Company Name

On January 2, 2017, SK M&Service Co., Ltd. (“SK M&Service”), one of the Company’s subsidiaries, changed its name to SK M&Service Co., Ltd. from M&Service Co., Ltd. in accordance with a resolution at its general meeting of shareholders on December 26, 2016.

On October 23, 2018, Life & Security Holdings Co., Ltd. (“Life & Security Holdings”), one of the Company’s subsidiaries, changed its name to Life & Security Holdings Co., Ltd., from Siren Holdings Korea Co., Ltd., in accordance with a resolution at its extraordinary meeting of shareholders.

On March 28, 2019, Iriver Ltd., one of the Company’s subsidiaries, changed its name to Dreamus Company in accordance with a resolution at its general meeting of shareholders.

On April 17, 2019, Network O&S Co., Ltd., one of the Company’s subsidiaries, changed its name to SK ons Co., Ltd. pursuant to a resolution at its extraordinary meeting of shareholders.

D.               Mergers, Acquisitions and Restructuring

(1)          Acquisition of shares of NSOK Co., Ltd. (“NSOK”) (formerly, Neosnetworks Co., Ltd.)

In order to acquire a new growth engine, the Company acquired a controlling stake in NSOK, a building security company, with the purchase of 31,310 shares (a 66.7% equity interest) of NSOK on April 2, 2014. The Company acquired an additional 50,377 shares in NSOK in April 2015 through a rights offering, resulting in an increase of its ownership to 83.9%.

(2)            Disposition of Shenzen E-Eye shares

In 2014, the Company entered into an agreement to dispose of its equity interest in Shenzen E-eye in order to focus its business portfolio on high-growth business areas in the Chinese ICT market.  The sale was completed on March 23, 2015.

(3)            Disposition of a portion of KEB Hana Card shares

On April 3, 2015, the Company sold 27,725,264 shares (10.4% out of the 25.4% equity interest the Company held prior to the sale) of KEB Hana Card Co., Ltd. to Hana Financial Group in cash. With the proceeds of such sale (Won 180 billion), the Company acquired equity interests in Hana Financial Group on April 17, 2015 through participation in a rights offering by Hana Financial Group.  The Company plans to maintain its strategic alliance and pursue opportunities to create synergies with, Hana Financial Group.

9

(4)           Comprehensive share exchange of SK Broadband

On March 20, 2015, the Board of Directors resolved to approve a share exchange transaction through which the Company acquired all of the shares of SK Broadband that it did not otherwise own in exchange for its treasury shares such that SK Broadband became a wholly-owned subsidiary of the Company.

  Share exchange ratio: Shareholders of one common share of SK Broadband were allotted 0.0168936 common shares of SK Telecom
  Shares exchanged: 2,471,883 registered common shares of SK Telecom
  Date of share exchange agreement: March 23, 2015
  Record date: April 6, 2015
  Announcement date for the proceeding of the share exchange as a small-scale share swap: April 6, 2015
  Meeting of the Board of Directors for approval of the share exchange: May 6, 2015
  Date of the share exchange: June 9, 2015

(5)           Establishment of Entrix Co., Ltd. (“Entrix”)

In July 2015, SK Planet spun off its cloud streaming division and established Entrix.  The Company exchanged 1,300,000 shares of SK Planet for 1,300,000 shares of Entrix at the time of the spin-off and later acquired an additional 2,857,000 shares by participating in the recapitalization.

(6)           Additional capital raise by NanoEnTek Inc.

In 2015, the Company acquired 1,090,155 shares through the additional capital raise by NanoEnTek Inc.

(7)           Reclassification of Packet One Networks’ accounts

In 2015, the Company reclassified its investments in Packet One from investments in associates and joint ventures to assets classified as held for sale as the Company no longer had significant control over Packet One.  The difference between the book value and the fair value of Won 37.4 billion at the time of reclassification was recognized as impairment loss.

(8)           Acquisition of shares of SK Communications Co., Ltd. (“SK Communications”)

On October 1, 2015, the Company became the largest shareholder of SK Communications with a 64.54% equity interest through dividends in kind from SK Planet of 26,523,815 shares and the purchase of 1,506,130 shares over-the-counter.

(9)           Acquisition of shares of CJ HelloVision Co., Ltd. (“CJ HelloVision”)

On November 2, 2015, the Board of Directors resolved to approve the acquisition of CJ HelloVision’s shares from CJ O Shopping Co., Ltd. (“CJ O Shopping”) and on the same day, entered into a share purchase agreement with CJ O Shopping. In addition, on November 2, 2015, SK Broadband’s board of directors resolved to approve the merger of SK Broadband with CJ HelloVision and on the same day, entered into a merger agreement with CJ HelloVision and the closing of the merger was conditioned upon receipt of regulatory approval from relevant authorities. On July 25, 2016, the Company notified CJ O Shopping of the termination of the share purchase agreement and SK Broadband notified CJ HelloVision of the termination of the merger agreement, as the Korea Fair Trade Commission on July 18, 2016 denied approval of the proposed merger, which was a closing condition to the consummation of the merger.

(10)           Tender offer of shares of CJ HelloVision

From November 2, 2015 to November 23, 2015, the Company purchased 6,671,933 shares of CJ HelloVision in a tender offer for up to 10,000,000 shares, paying Won 12,000 per share. Through this tender offer, the Company acquired an 8.61% equity interest in CJ HelloVision.

10

(11)           Establishment of SK TechX Co., Ltd. and Onestore

In March 2016, SK Planet spun off its platform business and T Store business and established SK TechX Co., Ltd. (“SK TechX”) and Onestore.  The Company exchanged 12,323,905 shares of SK Planet for 6,323,905 shares of SK TechX and 6,000,000 shares of Onestore at the time of the spin-off. The Company later acquired an additional 4,409,600 shares of Onestore at a purchase price of Won 22 billion by participating in the follow-on rights offering.  The Company did not participate in the subsequent follow-on rights offering and as of December 31, 2019, the Company had a 65.5% interest in Onestore.

(12)           Spin-off and merger of SK Planet’s location-based services business and mobile phone verification services business

Through the merger of SK Planet’s location-based services business and mobile phone verification services business into SK Telecom, the Company seeks to provide a solid base for continued growth, especially in the next generation platform business, and SK Planet plans to further concentrate its resources on its commerce business.  The spin-off and merger was effective as of April 5, 2016 and was registered as of April 7, 2016.  SK Planet is a wholly-owned subsidiary of the Company, and as the Company did not issue any new shares in connection with the merger, there was no change in the share ownership of the Company.

(13)           Establishment of Hana-SK Fintech Corporation

In order to provide an everyday finance platform, the Company entered into a joint venture agreement with Hana Financial Group, in accordance with the resolution of the Board of Directors on July 28, 2016.  Combining the Company’s leading mobile technology and big data analysis capabilities with Hana Financial Group’s financial service, Hana-SK Fintech Corporation plans to provide innovative mobile financial services such as mobile asset management, easy payment and overseas wire transfer services.  SK Telecom holds a 49% equity stake in the joint venture, and Hana Financial Group holds the remaining 51%. Service of the everyday finance platform Finnq officially launched in the third quarter of 2017.

(14)           Capital contribution of shares of NSOK for new shares of SK Telink

On October 25, 2016, the Company made a capital contribution of all shares of NSOK owned by the Company to SK Telink in exchange for 219,967 newly issued shares of SK Telink, which resulted in an increase of the Company’s equity interest in SK Telink to 85.86%.

(15)           Acquisition of shares of SM Mobile Communications

In October 2016, the Company transferred the media platform businesses Hotzil and 5Ducks to SM Mobile Communications in exchange for 1,200,000 shares of SM Mobile Communications. As a result, the Company owned a 46.2% equity interest in SM Mobile Communications as of December 31, 2019.

(16)           Exchange of shares of SK Communications

On November 24, 2016, the Board of Directors resolved to approve the payment of cash consideration in lieu of the issuance of shares of the Company in a comprehensive exchange of shares of SK Communications.  The amount of cash consideration was based on a share exchange ratio of one common share of the Company to 0.0125970 common share of SK Communications.  In February 2017, SK Communications became a wholly-owned subsidiary of the Company.

(17)           Acquisition of shares of Iriver

The Company acquired 4,699,248 shares of Iriver at a purchase price of Won 5,320 in connection with a capital contribution. The Company’s equity interest in Iriver following the acquisition is 45.9%.  See “Report on Important Business Matters (Decision on Capital Increase)” filed on July 17, 2017 by Iriver for more information.

(18)           Acquisition of newly issued shares of SK China Company Limited (“SK China”)

On July 28, 2017, the Company acquired newly issued shares of SK China to find investment opportunities in ICT and other promising areas of growth in China. In exchange for newly issued shares of SK China, the Company contributed its full equity interest in each of SKY Property Management Limited (“SKY”) and SK Industrial Development China Co., Ltd. (“SK IDC”) as well as cash, equal to the following amounts: 1) SKY stock: USD 276,443,440.64, 2) SK IDC stock: USD 108,072,007.67 and 3) Cash: USD 100,000,000.00. As a result of the acquisition, the Company holds 10,928,921 shares and a 27.27% of equity interest in SK China. See “Report on Decision on Acquisition of SK China Shares” filed by the Company on July 28, 2017 for more information about this transaction.

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(19)           Exchange of shares of SK Telink

On September 28, 2017, the Company disclosed a resolution approving the payment of cash consideration in lieu of the issuance of shares of SK Telecom in an exchange of shares of SK Telink. The amount of cash consideration was based on a share exchange ratio of 1:1.0687714. The exchange was completed on December 14, 2017, upon which exchange SK Telink became a wholly-owned subsidiary of the Company.

       (20)           Acquisition of shares of FSK L&S Co., Ltd.

On February 6, 2016, the Company acquired 2,415,750 shares of FSK L&S Co., Ltd. at a purchase price of Won 17.8 billion from SK Holdings Co., Ltd. (“SK Holdings”) to utilize its logistics sharing infrastructure with its counterparties and pursue new business opportunities. As a result of the acquisition, the Company had a 60% equity interest in FSK L&S Co., Ltd.

       (21)           Acquisition of shares of id Quantique SA

In order to increase the value of the Company by enhancing its position as the top mobile network operator (“MNO”) through utilizing quantum cryptography and by generating returns from its global business, the Company acquired an additional 41,157,506 shares of id Quantique SA on April 30, 2018. As a result, the Company owns a total of 58.1% of the issued and outstanding shares (44,157,506 shares), and has acquired control, of id Quantique SA.

       (22)           Acquisition of shares of Siren Holdings Korea Co., Ltd.

The Company acquired shares of Siren Holdings Korea Co., Ltd. (“SHK”), which wholly owns ADT CAPS, in order to strengthen its security business and expand its residential customer base.  See “Report on Decision on Acquisition of Shares of Siren Holdings Korea Co., Ltd.” filed on May 8, 2018 for more information.

* Siren Investments Korea Co., Ltd. merged with and into SHK with SHK as the surviving entity, following which CAPSTEC Co., Ltd. (“CAPSTEC”) and ADT SECURITY Co., Ltd. (“ADT SECURITY”), which were subsidiaries of ADT CAPS, became subsidiaries of SHK.

* SHK changed its name to Life & Security Holdings Co., Ltd. in accordance with a resolution at its extraordinary meeting of shareholders on October 23, 2018.

       (23)           Capital increase of Iriver

On July 26, 2018, the board of directors of Iriver, a subsidiary of the Company, resolved to approve a capital increase of Won 70,000 million through third-party allotment and subsequently issued 7,990,867 common shares. The Company participated in the capital increase and paid Won 65,000 million to subscribe 7,420,091 common shares of Iriver on August 10, 2018, resulting in an increase of the Company’s ownership interest from 45.9% to 53.7%.

       (24)  Exchange of shares of SK Infosec

On October 26, 2018, the Company announced the decision of the Board of Directors to approve the comprehensive exchange of shares of SK Infosec for shares of the Company. The share exchange ratio was one common share of the Company to 0.0997678 common share of SK Infosec. The share exchange was completed on December 27, 2018, upon which SK Infosec became a wholly-owned subsidiary of the Company.

(25)           Acquisition of shares of SK stoa Co., Ltd. (“SK Stoa”)

On April 25, 2019, the Board of Directors resolved to acquire the 100% equity interest in SK Stoa owned by SK Broadband, a subsidiary of the Company, in order to expand its T-commerce business and maximize synergies with other ICT businesses of the Company. On January 3, 2020, the Company acquired 3,631,355 shares of SK Stoa after obtaining governmental approvals.

12

(26)           Acquisition of shares of Tbroad Nowon Broadcasting Co., Ltd. (“Tbroad Nowon”)

On April 26, 2019, the Board of Directors resolved to acquire shares of Tbroad Nowon to enhance the Company’s competitiveness in the media business pursuant to a share purchase agreement with Tbroad Nowon’s largest shareholder, Tbroad. The Company will acquire a 55.00% equity interest, or 627,000 shares, of Tbroad Nowon at a purchase price of Won 10.4 billion. The expected date of acquisition is April 28, 2020. The transaction is subject to governmental approvals as a closing condition, and the particulars of the transaction may change due to approval procedures and applicable laws. The transaction may also be terminated by written consent by the parties or for cause pursuant to the terms of the share purchase agreement. See the report on “Amendment Regarding Decision on Acquisition of Tbroad Nowon” filed by the Company on January 28, 2020 for more information.

(27)           Disposal of shares of SMC and Shopkick

On June 11, 2019, SKP America, a subsidiary of the Company, disposed of its 100% equity interest in SMC and SMC’s wholly-owned subsidiary Shopkick.

(28)           Acquisition of shares of Incross Co., Ltd. (“Incross”)

On June 28, 2019, the Company acquired 2,786,455 shares of Incross in order to strengthen its digital advertising business. The Company’s equity interest in Incross following the acquisition is 34.6%. See the report on “Decision on Acquisition of Shares of Incross” filed by the Company on April 11, 2019, as amended on June 3, 2019 for more information.

(29)           Capital increase of Content Alliance Platform Inc. (“Content Alliance Platform”)

The Company participated in a capital increase by Content Alliance Platform in the amount of Won 90 billion through third-party allotment in order to provide innovative media services and contents to customers and to enhance its competitiveness as a differentiated mobile OTT platform. See the report on “Participation in Capital Increase by Content Alliance Platform” filed by the Company on April 5, 2019, as amended on June 28, 2019.

(30)           Acquisition of newly-issued shares of Kakao Corp. (“Kakao”)

In order to pursue a strategic alliance with Kakao, the Company acquired newly-issued common shares of Kakao in the aggregate amount of approximately Won 300 billion through third-party allotment. Kakao acquired treasury shares of the Company. See the report on “Results of Disposal of Treasury Shares” filed by the Company on November 5, 2019 for more information.

[SK Broadband]

(1)           Share Exchange

On March 20, 2015, the board of directors of SK Broadband resolved to approve the comprehensive exchange of shares of SK Broadband for shares of the Company.  The share exchange was approved at the extraordinary meeting of shareholders held on May 6, 2015.  Subsequent to the share exchange, the Company became the parent company of SK Broadband with 100% ownership and remained a listed corporation on the KRX KOSPI Market, and SK Broadband became a wholly-owned subsidiary of the Company and was delisted from the KRX KOSDAQ Market.  There was no change in the share ownership interest of the Company’s existing shareholders or the Company’s management in connection with the Share Exchange.

(2)           Merger among Subsidiaries and Affiliates

On July 29, 2015, the board of directors of SK Broadband approved the acquisition of SK Planet’s Hoppin business through a spin-off and subsequent merger transaction pursuant to Article 530-2 of the Korean Commercial Code, with both SK Broadband and SK Planet remaining as existing companies.  The spin-off and subsequent merger were effective as of September 1, 2015, and on the same day, SK Broadband issued 2,501,125 new common shares resulting from the merger, allotting 0.0349186 common shares of SK Broadband per one common share of SK Planet to SK Telecom, SK Planet’s sole shareholder.

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(3)           Cancelled Merger with CJ HelloVision

On November 2, 2015, SK Broadband’s board of directors resolved to approve the merger of SK Broadband with CJ HelloVision such that CJ HelloVision would be the surviving entity and SK Broadband would be the non-surviving entity.  The largest shareholder of the merged entity would be SK Telecom with an expected equity interest of 78.35%.  In addition, on February 26, 2016, the entry into the merger agreement was resolved as proposed by CJ HelloVision’s shareholders.

On July 25, 2016, SK Broadband notified CJ HelloVision of the termination of the merger agreement, as the Korea Fair Trade Commission on July 18, 2016 denied approval of the proposed merger, which was a closing condition to the consummation of the merger.  On July 27, 2016, SK Broadband’s board of directors resolved to terminate the merger agreement as proposed.  Subsequently, the merger agreement is no longer effective and all procedures related to the merger, including the issuance of new shares, were terminated.

(4)           Establishment of a subsidiary

On May 23, 2017, SK Broadband’s board of directors resolved to approve the establishment of a subsidiary. On June 5, 2017, SK Broadband established Home & Service Co., Ltd. (“Home & Service”), a subsidiary responsible for the management of customer service operations, in order to enhance SK Broadband’s competitiveness by strengthening its customer service and strategically developing its home Value Delivery channel and to create quality jobs. Home & Service was incorporated by SK Broadband under the Korean Commercial Code. The subsidiary was capitalized at Won 46 billion (9,200,000 shares with par value of Won 5,000 per share), and SK Broadband holds a 100% equity interest. The Korea Fair Trade Commission approved the subsidiary’s incorporation as an SK affiliate on July 1, 2017, from which arises a duty to report to the Fair Trade Commission.

(5)           Spin-off

On August 16, 2017, SK Broadband's board of directors resolved to approve the spin-off of its T-commerce subsidiary to enhance the competitiveness and managerial efficiency of its T-commerce business (data broadcasting and commercial retail platform service through TV home shopping channels) through a spin-off and subsequent establishment of a subsidiary pursuant to Article 530-2 and 530-12 of the Korean Commercial Code, with both companies from the simple vertical spin-off remaining as existing companies. The spin-off was effective as of December 1, 2017, and the subsidiary was capitalized at Won 15 billion (3,000,000 shares with par value of Won 5,000 per share), with SK Broadband holding a 100% equity interest. The Korea Fair Trade Commission approved the subsidiary’s incorporation as an SK affiliate on January 1, 2018, from which arises a duty to report to the Fair Trade Commission.

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(6)           Transfer of business

On April 5, 2019, SK Broadband’s board of directors resolved to approve an agreement for the transfer of its OTT service, oksusu, to Content Alliance Platform (POOQ), a joint venture among KBS, MBC and SBS, in an effort to lead the Korean market and expand globally as a Korean OTT service operator by combining the capabilities of telecommunications and broadcasting companies. The transaction was completed on September 18, 2019.

(7)           Transfer of subsidiary shares

On April 24, 2019, SK Broadband’s board of directors approved the transfer of its 100% equity interest (3,631,355 shares) in SK Stoa, a subsidiary of SK Broadband, to SK Telecom in order to further expand the Company’s T-commerce business and enhance synergies with other ICT businesses of the Company. The number of shares to be transferred refers to the number of shares that would be outstanding upon the completion of an in-kind contribution by SK Broadband of studio and broadcasting equipment to SK Stoa in exchange for newly-issued shares of SK Stoa. On December 30, 2019, the Ministry of Science and ICT (“MSIT”) approved the change in the largest capital contributor, and the transaction was completed on January 3, 2020.

(8)           Merger with Tbroad, Tbroad Dongdaemun Broadcasting Co., Ltd. (“Tbroad Dongdaemun”) and Korea Digital Cable Media Center (“KDMC”)

On April 26, 2019, in order to enhance SK Broadband’s competitiveness as a comprehensive media business and pursue synergies, its board of directors resolved to enter into a merger agreement pursuant to which Tbroad, Tbroad Dongdaemun and KDMC will merge with and into SK Broadband, with SK Broadband as the surviving entity. SK Telecom will remain the largest shareholder of the surviving company. The transaction is subject to governmental approvals as a closing condition, and on January 21, 2020, the MSIT approved such transaction. See the report on “Decision on SK Broadband’s Merger with Tbroad, Tbroad Dongdaemun and KDMC” filed by the Company on April 26, 2019 and the amendments thereto filed by the Company on December 13, 2019 and January 28, 2020 for more information.

[SK Telink]

(1)           Acquisition of shares of NSOK

In accordance with the resolution of its board of directors on September 22, 2016, SK Telink received a capital contribution of 408,435 shares (an 83.9% equity interest) of NSOK owned by SK Telecom.  On October 25, 2016, SK Telink acquired the remaining 78,200 outstanding shares (a 16.1% equity interest) of NSOK, pursuant to which NSOK became a wholly-owned subsidiary of SK Telink.

In accordance with the resolution of its board of directors on April 12, 2017, SK Telink acquired 525,824 additional shares of NSOK pursuant to a rights offering for an aggregate amount of Won 40.0 billion (or Won 76,071 per share), resulting in SK Telink’s ownership of 1,012,459 shares (a 100% equity interest) of NSOK.

(2)           Comprehensive exchange of shares

On September 28, 2017, SK Telink’s board of directors approved a comprehensive exchange of shares with SK Telecom, pursuant to which SK Telecom would acquire SK Telink’s remaining outstanding shares for cash consideration in lieu of issuance of shares of SK Telecom. The share exchange agreement was subsequently approved at the extraordinary general meeting of shareholders held on November 9, 2017.

Following the exchange, there were no changes to SK Telecom’s share ownership interest level or to management structure, and SK Telecom and SK Telink will remain as corporate entities. SK Telink became a wholly-owned subsidiary of SK Telecom and remains as an unlisted corporation, while SK Telecom remains as a listed corporation.

(3)           Disposal of NSOK shares

Pursuant to the resolution of its board of directors on October 8, 2018, SK Telink entered into an agreement to sell 1,012,459 shares of NSOK (representing a 100.00% equity interest) to Life & Security Holdings. The date of sale was October 10, 2018, and the sale consideration amount was Won 100 billion. See “Report on Disposal of Shares of Related Party” filed on October 8, 2018 by SK Telink for more information about this transaction.

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[Life & Security Holdings]

(1)           Spin-off and merger of certain businesses of ADT CAPS

On May 18, 2018, in order to seek a more efficient corporate structure through reorganization, Life & Security Holdings spun off ADT CAPS’ holding company business (i.e., the business of controlling its subsidiaries CAPSTEC and ADT SECURITY through the ownership of shares of these subsidiaries) from ADT CAPS and merged it with and into Life & Security Holdings, with Life & Security Holdings and ADT CAPS surviving these transactions.

[ADT CAPS]

(1)           Merger of NSOK

On October 8, 2018, ADT CAPS merged NSOK, which operated an unmanned security business, with and into itself to seek new sources of growth, taking into account the growth potential of the physical security market.

(2)           Merger of ADT SECURITY

Pursuant to resolutions of the board of directors on November 14, 2019 and the general meeting of shareholders on November 29, 2019, ADT CAPS and ADT SECURITY, each of which is a subsidiary of Life & Security Holdings, completed the merger of ADT SECURITY with and into ADT CAPS effective as of January 1, 2020.

[Eleven Street]

(1)           Establishment of Eleven Street

On July 31, 2018, the board of directors of SK Planet resolved to spin off its 11st business division (including Scinic, Gifticon and 11Pay) into a newly established company, Eleven Street, effective as of September 1, 2018. In the spin-off, newly issued shares of the spun-off company were allocated in proportion to the equity interest of the shareholders as of the date of such allocation, at a ratio of 0.14344419 newly issued share for 1 share of SK Planet (8,383,931 common shares).

(2)           Capital increase of Eleven Street

Pursuant to the resolution of the board of directors on September 7, 2018, Eleven Street issued new shares through a third-party allotment in order to increase its capital, allocating all such new shares to Nile Holdings Co., Ltd.  The payment date was September 28, 2018.  After the capital increase, SK Telecom holds a 80.26% interest in Eleven Street.  See “Report on Decision on Capital Increase of Eleven Street Co., Ltd.” filed by the Company on September 7, 2018 for more information.

(3)           Acquisition of shares of Hello Nature Co., Ltd. (“Hello Nature”)

On October 10, 2018, Eleven Street acquired 281,908 shares of Hello Nature, a fresh food delivery service provider, from SK Planet for Won 29.9 billion.  As a result of this acquisition, Eleven Street owns a 49.90% interest in Hello Nature.

(4)           Acquisition of shares of KOREACENTER Co., Ltd. (“KOREACENTER”)

Pursuant to the resolution of the board of directors on December 26, 2018, Eleven Street acquired 578,521 shares owned by the shareholders of KOREACENTER (Gi Rok Kim and three other individuals) and 578,521 newly issued shares of KOREACENTER, for a total consideration of Won 27.5 billion, in order to form a strategic alliance and promote its commerce services and global business.

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(5)           Share repurchase

Pursuant to the resolution at its general shareholders’ meeting held on March 26, 2019 approving a share repurchase and the resolution of its board of directors held on April 26, 2019 approving the terms of such repurchase, Eleven Street repurchased 158,429 units of its own shares from SK Planet for Won 42.5 billion and 203 units of its own shares from certain other shareholders (Young-hoon Jeon and four others) for Won 50 million, effective as of August 30, 2019, in order to enhance the value of its shares. As a result of this repurchase, Eleven Street owns 1.55% of its total shares issued as treasury shares.

[SK Infosec]

(1)           Merger of Bizen Co., Ltd. (“Bizen”)

Pursuant to a resolution of its board of directors on November 28, 2014, SK Infosec decided to merge Bizen with and into itself, with SK Infosec as the surviving entity, effective as of January 20, 2015, in order to strengthen its competitiveness through the creation of business synergies. The merger was completed based on a merger ratio of 1:0.0797984.

(2)           Comprehensive exchange of shares

On October 25, 2018, the board of directors of SK Infosec resolved to enter into a share exchange agreement with SK Telecom pursuant to which the shareholders of record of SK Infosec would be allotted 0.00997678 treasury share of SK Telecom in exchange for one common share of SK Infosec on December 27, 2018, after which SK Infosec would become a wholly-owned subsidiary of SK Telecom. The share exchange agreement was executed on November 26, 2018 and the comprehensive share exchange was completed on December 27, 2018.

[SK Planet]

On May 29, 2015, the board of directors of SK Planet resolved to spin off its cloud streaming division on July 1, 2015 in order to strengthen its business capabilities and expand overseas.  The spin-off ratio was 0.9821740 for the surviving company to 0.0178260 for the newly-established company, and the capital reduction ratio was 1.7825968%.

On July 29, 2015, the board of directors of SK Planet resolved to spin off its Hoppin business, which was merged into SK Broadband on September 1, 2015, in order to unify capabilities within the business and maximize synergies to improve its competitive power in the Korean and international mobile media market.  SK Planet issued 2,501,125 new common shares in connection with this transaction, and the merger ratio between SK Planet and SK Broadband was 0.0349186:1.

On December 29, 2015, the board of directors of SK Planet resolved to merge Commerce Planet Co., Ltd., its wholly-owned subsidiary, into SK Planet to generate synergies by uniting capabilities to promote its commerce business. The merger was effective as of February 1, 2016, and SK Planet did not issue any new shares in connection with the merger.

Effective as of March 1, 2016, SK Planet spun off its platform business and T Store business in order to enhance the competitiveness of each business for future growth.

Effective as of April 5, 2016, SK Planet spun off its location-based services business and mobile phone verification services business and merged them into the Company in order to further concentrate its resources on its commerce business.

On May 29, 2017, the board of directors of SK Planet resolved to transfer the operations and assets related to its BENEPIA business for Won 7.5 billion to SK M&Service as of July 1, 2017.

On July 17, 2017, the board of directors of SK Planet resolved to (1) spin-off SK Planet’s advertising agency business as a newly established company, SM Contents & Communications, in order to strengthen the competitiveness of the business for future growth, which spin-off was effective as of October 1, 2017 and (2) sell 100% of its shares of SM Contents & Communications to SM Culture & Contents Co., Ltd. to further concentrate business capabilities and efficiently allocate management resources. The closing date of the sale transaction was October 24, 2017.

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On June 19, 2018, the board of directors of SK Planet resolved to spin off its 11st business (including Scinic, Gifticon and 11Pay) into a newly established company, effective as of September 1, 2018, in order to enhance the level of specialization and competitiveness of its businesses by strengthening their core competencies and obtain further growth potential of the businesses. See the “Report on Decision on Spin-off of SK Planet’s 11st Business” filed on June 19, 2018 for more information.

On June 19, 2018, the board of directors of SK Planet resolved to merge SK TechX with and into SK Planet, effective as of September 1, 2018, with a merger ratio between SK Planet and SK TechX of 1:3.0504171, in order to enhance management efficiency and create synergies. See the “Report on Decision on Merger of SK TechX into SK Planet” filed on June 19, 2018 for more information.

[SK M&Service]

(1)           Acquisition of SK Planet’s BENEPIA business

Pursuant to the resolutions of its board of directors and its extraordinary shareholders meeting held on May 29, 2017, SK M&Service decided to acquire SK Planet’s BENEPIA business (including agency service for the Flexible Benefit Plan and related tangible and intangible assets, goodwill, systems, etc.) for Won 7.5 billion on July 1, 2017.

[Dreamus Company]

(1)           Merger with Iriver CS Co., Ltd. (“Iriver CS”)

Pursuant to the resolution of its board of directors on November 18, 2014, Dreamus Company merged Iriver CS, a subsidiary of the Company, with and into itself on January 31, 2015, with the purpose of enhancing competitiveness through management rationalization and maximization of synergy.  The merger was completed based on a merger ratio of 1:0 with no capital increase.  The merger and merger registration were completed on January 31, 2015 and February 2, 2015, respectively.  Since this merger qualified as a small-scale merger, the approval of the merger by a resolution of the board of directors substituted for the approval by a general meeting of shareholders.

(2)           Acquisition of shares of S.M. Life Design Company Japan Inc.

Pursuant to the resolution of its board of directors on July 17, 2017, Dreamus Company approved a contract to acquire a total of 1,000,000 shares of S.M. Life Design Company Japan Inc. (a 100% equity interest) from S.M. Entertainment Japan Co., Ltd. with the purposes of entering foreign markets and maximizing business synergy. Dreamus Company acquired control of S.M. Life Design Company Japan Inc. upon its completion of payment for the shares on September 1, 2017.

(3)           Merger of S.M. Mobile Communications JAPAN Inc.

Pursuant to the resolution of its board of directors on July 17, 2017, Dreamus Company decided to merge with S.M. Mobile Communications JAPAN Inc., a contents and information distribution company, with the purpose of reinforcing its contents based device business and enhancing managerial efficiency.  As of October 1, 2017, Dreamus Company merged S.M. Mobile Communications JAPAN Inc. into it with a merger ratio of 1:1.6041745, based on which Dreamus Company issued 4,170,852 new common shares.

       (4)           Acquisition of important assets (Supply and distribution rights for music and digital contents)

On February 28, 2018, Dreamus Company entered into an agreement with S.M. Entertainment Co., Ltd. to acquire supply and distribution rights for music and digital contents of S.M. Entertainment Co., Ltd., JYP Entertainment Corporation and Big Hit Entertainment. Through this arrangement, the Company plans to increase sales by entering the music and sound recording industries and to create synergies through strategic alliances.

       (5)           Merger between subsidiaries

In order to achieve management efficiency and maximize organizational operation synergies, groovers Japan Co., Ltd. and SM Mobile Communications Japan Inc., each of which was a Japanese subsidiary of Dreamus Company, completed their merger with groovers Japan Co., Ltd. as the surviving entity, effective as of July 1, 2018.

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       (6)           Investment in groovers Inc. (“Groovers”)

On July 26, 2018, the board of directors of Dreamus Company resolved to make an equity investment of Won 11,000 million (2,200,000 common shares) in Groovers for the purposes of providing operating funds to improve its financial structure and pursue new businesses.  Payment was completed on July 27, 2018, and the Company’s ownership interest after such equity investment is 100%.

       (7)           Transfer of Music Mate business between Groovers and SK TechX

On August 31, 2018, pursuant to the resolutions of its board of directors and the extraordinary meeting of shareholders, each of which was held on June 28, 2018, Groovers acquired all properties, assets and rights related to the Music Mate streaming service from SK TechX for Won 3,570 million.

(8)           Merger of Groovers

Pursuant to the resolution of its board of directors on December 26, 2018, Dreamus Company merged Groovers, a provider of music, contents and other services, with and into itself on March 1, 2019, in order to seek synergies by integrating management resources and enhance management efficiency.  The merger was completed based on a merger ratio of 1:0 with no capital increase.  The merger and merger registration were completed on March 1, 2019 and March 5, 2019, respectively.  Since this merger qualified as a small-scale merger, the approval of the merger by a resolution of the board of directors substituted for the approval by a general meeting of shareholders.

(9)           Disposal of shares of Iriver Inc.

Pursuant to the resolution of its board of directors on July 18, 2019, Dreamus Company disposed of all of its shares in Iriver Inc., effective as of September 1, 2019, with the goal of achieving sustainable growth of its device business by improving its financial structure and profitability and maintaining its business expertise and continuity of operations.

(10)           Merger between subsidiaries

In order to achieve management efficiency and maximize organizational operation synergies, Life Design Company Inc. and groovers Japan Co., Ltd., each of which is a Japanese subsidiary of Dreamus Company, completed their merger with Life Design Company Inc. as the surviving entity, effective as of December 15, 2019.

3.       Total Number of Shares

A.               Total Number of Shares

(As of December 31, 2019)	(Unit: in shares)
	Share type			Remarks
Classification	Common shares	Preferred shares	Total
I. Total number of authorized shares	220,000,000	—	220,000,000	—
II. Total number of shares issued to date	89,278,946	—	89,278,946	—
III. Total number of shares retired to date	8,533,235	—	8,533,235	—
a. reduction of capital	—	—	—	—
b. retirement with profit	8,533,235	—	8,533,235	—
c. redemption of redeemable shares	—	—	—	—
d. others	—	—	—	—
IV. Total number of shares (II-III)	80,745,711	—	80,745,711	—
V. Number of treasury shares	7,609,263	—	7,609,263	—
VI. Number of shares outstanding (IV-V)	73,136,448	—	73,136,448	—

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B.                Treasury Shares

(1)              Acquisitions and dispositions of treasury shares

(As of December 31, 2019)								(Unit: in shares)
Acquisition methods			Type of shares	At the beginning of period	Changes			At the end of period
					Acquired (+)	Disposed (-)	Retired (-)
Acquisition pursuant to the Financial Investment Services and Capital Markets Act of Korea (“FSCMA”)	Direct acquisition	Direct acquisition from market	Common shares	8,875,883	—	1,266,620	—	7,609,263
			Preferred shares	—	—	—	—	—
		Direct over-the-counter acquisition	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total	Common shares	8,875,883	—	1,266,620	—	7,609,263
			Preferred shares	—	—	—	—	—
	Acquisition through trust and other agreements	Held by trustee	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Held in actual stock	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
Other acquisition			Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
Total			Common shares	8,875,883	—	1,266,620	—	7,609,263
			Preferred shares	—	—	—	—	—

*        On November 5, 2019, the Company sold 1,266,620 treasury shares to Kakao pursuant to Article 342 of the Korean Commercial Code in order to strengthen collaboration with Kakao through a strategic alliance. As of December 31, 2019, the Company holds 7,609,263 treasury shares (9.42% of total shares issued). See the report on “Results of Disposal of Treasury Shares” filed by the Company on November 5, 2019 for more information.

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4.       Status of Voting Rights

(As of December 31, 2019)			(Unit: in shares)
Classification		Number of shares	Remarks
Total shares (A)	Common share	80,745,711	—
	Preferred share	—	—
Number of shares without voting rights (B)	Common share	7,609,263	Treasury shares
	Preferred share	—	—
Shares without voting rights pursuant to the Company’s articles of incorporation (the “Articles of Incorporation”) (C)	Common share	—	—
	Preferred share	—	—
Shares with restricted voting rights pursuant to Korean law (D)	Common share	—	—
	Preferred share	—	—
Shares with reestablished voting rights (E)	Common share	—	—
	Preferred share	—	—
The number of shares with exercisable voting right s (F = A - B - C - D + E)	Common share	73,136,448	—
	Preferred share	—	—

5.       Dividends and Others

A.          Dividends

(1) Distribution of cash dividends was approved during the 33rd General Meeting of Shareholders held on March 24, 2017.

  Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

(2) Distribution of interim dividends of Won 1,000 was approved during the 404th Board of Directors’ Meeting on July 28, 2017.

(3) Distribution of cash dividends was approved during the 34th General Meeting of Shareholders held on March 21, 2018.

  Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

(4) Distribution of interim dividends of Won 1,000 was approved during the 416th Board of Directors’ Meeting on July 26, 2018.

(5) Distribution of cash dividends was approved during the 35th General Meeting of Shareholders held on March 26, 2019.

  Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

(6) Distribution of interim dividends of Won 1,000 was approved during the 426th Board of Directors’ Meeting on July 25, 2019.

(7) Distribution of cash dividends was approved during the 36th General Meeting of Shareholders held on March 26, 2020.

  Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.
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B.                Dividends for the Last Three Fiscal Years

	(Unit: in millions of Won, except per share data and percentages)
Classification		As of and for the year ended December 31, 2019	As of and for the year ended December 31, 2018	As of and for the year ended December 31, 2017
Par value per share (Won)		500	500	500
(Consolidated) Net income		889,907	3,127,887	2,599,829
Net income per share (Won)		12,144	44,066	36,582
Total cash dividend		730,098	717,438	706,091
Total stock dividends		—	—	—
(Consolidated) Percentage of cash dividend to available income (%)		82.0	22.9	27.2
Cash dividend yield ratio (%)	—	4.1	3.7	3.6
	—	—	—	—
Stock dividend yield ratio (%)	—	—	—	—
	—	—	—	—
Cash dividend per share (Won)	—	10 ,000	10,000	10,000
	—	—	—	—
Stock dividend per share (share)	—	—	—	—
	—	—	—	—

*      The total amount of cash dividends was calculated by adding the total amount of cash dividends resolved at the general meeting of shareholders for the relevant fiscal year and any quarterly cash dividends paid during such fiscal year (including the interim dividends of Won 1,000 per share) in accordance with applicable disclosure requirements.

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II.        Business

1.        Business Overview

Each company in the consolidated entity is a separate legal entity providing independent services and products.  The business is primarily separated into (1) the wireless business consisting of cellular voice, wireless data and wireless Internet services, (2) the fixed-line business consisting of fixed-line telephone, high speed Internet, data and network lease services, among others, (3) commerce business, (4) security business and (5) other businesses consisting of platform services and Internet portal services, among others.

Set forth below is a summary business description of material consolidated subsidiaries.

Classification	Company name	Description of business
Wireless	SK Telecom Co., Ltd.	Wireless voice and data telecommunications services via digital wireless networks
	PS&Marketing Co., Ltd.	Sale of fixed-line and wireless telecommunications products through wholesale, retail and online distribution channels
	SK ons Co., Ltd.	Maintenance of switching stations
	Service Ace Co., Ltd	Management and operation of customer centers
Fixed-line	SK Broadband Co., Ltd.

High-speed Internet, TV, telephone, commercial data and other fixed-line services and management of the transmission system for online digital contents

Various media-related services, such as channel management, including video-on-demand (“VOD”), and mobile IPTV services

	SK Telink Co., Ltd.	International wireless direct-dial “00700” services, voice services using Internet protocol and Mobile Virtual Network Operator (“MVNO”) business
	Home & Service Co., Ltd.	System maintenance of high-speed Internet, IPTV and fixed-line services
Commerce	Eleven Street Co., Ltd.	E-commerce and Internet-related businesses
Security	Life & Security Holdings Co., Ltd.	Holding company
	ADT CAPS Co., Ltd.	Unmanned machine-based security and manned security services
	SK Infosec Co., Ltd.	Comprehensive information protection services and integrated computer system consulting and implementation services
Other business	SK Planet Co., Ltd.	Information telecommunications business and development and supply of software
	Onestore Co., Ltd.	Operation of mobile application store
	Dreamus Company (formerly known as Iriver Ltd.)	Audio and video device manufacturing
	SK M&Service Co., Ltd.	System software development, distribution and technical support services and other online information services
	K-net Culture and Contents Venture Fund	Start-up investment support
	Atlas Investment	Investments
	Incross Co., Ltd.	Advertising agency services

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[Wireless Business]

A.              Industry Characteristics

The telecommunications services market can be categorized into telecommunications services (such as fixed-line, wireless, leased line and value-added services) and broadcasting and telecommunications convergence services.  Pursuant to the Telecommunications Business Act, the telecommunications services market can be further classified into basic telecommunications (fixed-line and wireless telecommunications), special category telecommunications (resale of telecommunications equipment, facilities and services) and value-added telecommunications (Internet connection and management, media contents and others).  The size of the domestic telecommunications services market is determined based on various factors specific to Korea, including size of population that uses telecommunication services and telecommunications expenditures per capita.  While it is possible for Korean telecommunication service providers to provide services abroad through acquisitions or otherwise, foreign telecommunication services markets have their own characteristics depending, among others, on the regulatory environment and demand for telecommunication services.

The Korean mobile communication market is considered to have reached its maturation stage with more than a 100% penetration rate.  However, the Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced smartphones which enable the provision of convergence services for multimedia contents, mobile commerce, telematics, new media and other related services.  In addition, through further advancements in LTE networks and the commercialization of 5G networks in 2019, B2B businesses, such as the corporate “connected workforce” business which can directly contribute to an enhancement in productivity, are expected to grow rapidly.

B.              Growth Potential

		(Unit: in 1,000 persons)
Classification		As of December 31,
		2019	2018	2017
Number of subscribers	SK Telecom	28,648	27,382	26,753
	Others (KT, LGU+)	31,539	29,989	28,375
	MVNO	7,750	7,989	7,523
	Total	67,937	65,360	62,651

*         Source: Wireless subscriber data from the MSIT as of December 31, 2019.

C.              Domestic and Overseas Market Conditions

The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. Sales revenue related to data services has been growing due to the increasing popularity of smartphones and high-speed wireless networks. There is also a growing importance to the B2B segment, which creates added value by selling and developing various solutions. The telecommunications industry is a regulated industry requiring license and approval from the MSIT.

In the wireless business, industry players compete on the basis of the following three main competitive elements:

(i)                    brand competitiveness, which refers to the overall sense of recognition and loyalty experienced by customers with respect to services and values provided by a company, including the images created by a company’s comprehensive activities and communications on top of the actual services rendered;

(ii)                 product and service competitiveness, which refers to the fundamental criteria for wireless telecommunications services, including voice quality, service coverage, broad ranges of rate plans, diversified mobile Internet services, price and quality of devices and customer service quality, as well as the ability to develop new services that meet customer needs in a market environment defined by convergence; and

(iii)                sales competitiveness, which refers to novel and diversified marketing methods and the strength of the distribution network.

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Set forth below is the historical market share of the Company (excluding MVNO subscribers).

	(Unit: in percentages)
	As of December 31,
Classification	2019	2018	2017
Mobile communication services	47.6	47.7	48.5

*     Source: Wireless subscriber data from the MSIT as of December 31, 2019.

D.              Business Overview and Competitive Strengths

The Company is seeking to transform itself from a telecommunications service provider into a comprehensive ICT service provider. It has continued to innovate the scope of its services and achieved strong growth in subscribers amid fierce competition and rate cuts.

As a result of positive customer responses to a series of customer value innovation programs such as no-contract plans, safe roaming and the T Plan, as well as its position as the top player in the 5G services market in terms of number of subscribers, the Company achieved a net increase of approximately 300,000 wireless subscribers in 2019. The churn rate remained relatively stable at a record low of 1.0% (excluding MVNO subscribers). In 2019, the Company recorded revenue of Won 17,743.7 billion and an operating profit of Won 1,110.0 billion on a consolidated basis, and revenue of Won 11,416.2 billion and an operating profit of Won 950.1 billion on a separate basis.

In the telecommunications technology domain, the Company commenced providing LTE services of up to 1 Gbps by utilizing five-band carrier aggregation technology and 4T4R technology during the first quarter of 2018. By launching various high quality services utilizing the LTE-A and wideband LTE networks such as group video conference call services and full high definition mobile IPTV streaming services, the Company has innovated its customers’ data usage experience.  In June 2018, the Company secured frequency bandwidths that are optimal for the commercialization of 5G services at a reasonable bid price. In the fourth quarter of 2018, the Company began to build its 5G networks, focusing on Seoul and other metropolitan areas. The Company began its first 5G transmission in December 2018 and is focusing on establishing 5G networks with enhanced stability and security through the application of quantum cryptography communication and AI networks.

In April 2019, the Company launched the world’s first 5G subscription services. The Company had 2.08 million 5G subscribers as of December 31, 2019, and the number of 5G subscribers is expected to continue to grow. The Company believes that 5G services would have the greatest impact on customer experiences in media, augmented reality (“AR”) / virtual reality (“VR”) and games, which are the areas that the Company believes would draw the highest level of interest from its customers. The Company is launching services related to these areas, such as the 5GX Boost Park. The Company plans to lead the 5G era by providing differentiated content in various areas including sports and entertainment.

SK Telink, a consolidated subsidiary of the Company, expanded its operations to the MVNO business based on its technical expertise and know-how obtained in its international telecommunications business and launched its MVNO service, ‘SK 7Mobile,’ which is offered at reasonable rates and provides excellent quality.  SK Telink is increasing its efforts to develop low-cost distribution channels and create niche markets through targeted marketing towards customers including foreign workers, middle-aged adults and students.  An MVNO leases the networks of an MNO and provides wireless telecommunication services under its own brand and fee structure, without owning telecommunication networks or frequencies.

SK ons, a subsidiary of the Company responsible for the operation of the Company’s base stations and related transmission and power facilities, offers quality fixed-line and wireless network services to customers, including mobile office products to business customers.  Network quality is a core competitive factor for not only the traditional consumer market but also for the expanding B2B market, and its importance will only increase in the 5G network era.

PS&Marketing, a subsidiary of the Company, provides a sales platform for products of the Company and SK Broadband including fixed-line and wireless telecommunication products that address customers’ needs for various convergence products.  PS&Marketing provides differentiated service to clients through the establishment of new sales channels and product development.

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[Fixed-line Business]

A.              Industry Characteristics

The telecommunications services market can be categorized into telecommunications services (such as fixed-line, wireless, leased line and value-added services) and broadcasting and telecommunications convergence services.  Pursuant to the Telecommunications Business Act, the telecommunications services market can be further classified into basic telecommunications (fixed-line and wireless telecommunications), special category telecommunications (resale of telecommunications equipment, facilities and services) and value-added telecommunications (Internet connection and management, media contents and others). The size of the domestic telecommunications services market is determined based on various factors specific to Korea, including size of population that uses telecommunication services and telecommunications expenditures per capita.  While it is possible for Korean telecommunication service providers to provide services abroad through acquisitions or otherwise, foreign telecommunication services markets have their own characteristics depending, among others, on the regulatory environment and demand for telecommunication services.

The fixed-line telecommunications industry is subject to direct or indirect governmental regulations ranging from licensing requirements to business operations, which have a significant impact on the growth and competition landscape of the industry. In addition to being a national key industry, the Korean fixed-line telecommunications industry is characterized by a high level of governmental intervention with regards to introduction of new services due to its close association with growth industries promoted by the government, such as telecommunications equipment and handset manufacturing and distribution.

Furthermore, the fixed-line telecommunications industry is a technology-intensive industry that evolves rapidly and continuously through the development of communications technology and equipment, which requires proactive responses in meeting the needs of subscribers by developing new services and penetrating the market. Fixed-line telecommunications services have become universal and essential means of communication and act as the foundation for integration and convergence with various other services. The essential nature of such services provides stable demand, resulting in low sensitivity to economic conditions.

The Korean fixed-line services industry is marked by a high level of market concentration, as the government is highly selective in granting telecommunications business licenses.  The competitive landscape of the fixed-line and wireless services markets is dominated by its three leading operators, the Company (including SK Broadband), KT and LG U+.  Growing competition within the industry has promoted rapid technological evolution, including the convergence of fixed-line and wireless services, as well as broadcasting and telecommunications.

The high-speed Internet segment has attracted new subscribers in specialized markets such as one-person households and SOHO (Small Office Home Office), and the number of subscribers to premium Giga-Internet services, which have evolved beyond the traditional 100Mb optical LAN services, is increasing rapidly as a result of expansions of WiFi-enabled home mobile networks and high-definition and high-capacity media services. In the case of IPTV services, the conversion rate to digital television in the overall paid broadcasting market has been increasing, and the proportion of IPTV subscribers among high-speed Internet users has been expanding. Although growth in the number of new subscribers in the segment has slowed, the IPTV market is expanding rapidly around new sources of customer demand, such as residential subscribers who are installing multiple set-top boxes, as well as hospitals, hotels and lodging facilities. In addition, the consumption of paid contents has become a mainstay viewing pattern as a result of their convenience and the diversification of contents, and the media platform business also continues to expand, including through the growth of VOD advertisements. In order to satisfy the diversifying needs of customers and the trend of combining or fusing services, industry players are providing differentiated contents and incorporating AI and big data technologies, resulting in increased competition in the industry. Such competition will present new growth opportunities in the home platform area in connection with the fourth industrial revolution in the future. For business customers, the Company is introducing new technologies and strengthening its competitiveness to secure a stable source of revenue, while expanding its efforts to secure competitiveness in new growth areas such as platform and solution businesses.

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B.              Growth Potential

		(Unit: in 1,000 persons)
		As of December 31,
Classification		2019	2018	2017
Fixed-line Subscribers	High-speed Internet	21,764	21,286	20,989
	Fixed-line telephone	13,783	14,334	15,039
	IPTV (real-time)	16,047	14,717	13,314

*      Source: MSIT website.

*      The number of IPTV subscribers is based on the relevant report released by the MSIT on December 12, 2019 and the number of subscribers as of December 31, 2019 was calculated based on the average number of subscribers in the first six months of 2019.

C.               Cyclical Nature and Seasonality

High-speed Internet, fixed-line telephone and IPTV services are mature markets that are comparatively less sensitive to cyclical economic changes as such services have become more of a necessity and the market has matured. The telecommunications services market overall is not expected to be particularly affected by economic downturns due to the low income elasticity of demand for telecommunication services.

D.              Domestic and Overseas Market Conditions

Set forth below is the historical market share of the Company.

		(Unit: in percentages)
	As of December 31,
Classification	2019	2018	2017
High-speed Internet (including resales)	26.1	25.4	24.9
Fixed-line telephone (including Voice over Internet Protocol (“VoIP”)	16.7	16.8	16.9
IPTV	30.3	30.3	30.6

*        Source: MSIT website.

*        With respect to Internet telephone, the market share was calculated based on market shares among the Company, KT and LG U+ and is based on the number of IP phone subscribers.

*        The market share of IPTV subscribers is based on the relevant report released by the MSIT on December 12, 2019 and the market share as of December 31, 2019 was calculated based on the average number of subscribers in the first six months of 2019.

In each of its principal business areas, SK Broadband principally competes on the basis of price, service quality and speed.  In the IPTV business, the ability to offer complex services and differentiated contents are becoming increasingly important.  General telecommunications businesses operate in a licensed industry with a high barrier of entry, which is dominated by SK Broadband, KT and LG U+.

E.               Business Overview and Competitive Strengths

In 2019, SK Broadband recorded Won 3,402.9 billion in revenue, Won 136.5 billion in operating profit and Won 62.5 billion in profit for the year on a consolidated basis (including discontinued operations), and Won 3,176.0 billion in revenue and Won 142.5 billion in operating profit on a consolidated basis (excluding discontinued operations). The overall increase in revenue was primarily driven by increases in the proportion of premium subscribers and revenue from paid contents of its IPTV services. The number of subscribers to each of its high-speed Internet, residential fixed-line telephones, VoIP services and IPTV services was 5.61 million, 2.12 million, 1.60 million and 5.19 million, respectively (resulting in the total number of telephone subscribers being 3.72 million subscribers).

In the case of high-speed Internet, although the average revenue per subscriber (“ARPU”) increased compared to the previous year due to an increase in the proportion of high-ARPU subscribers such as Giga Internet subscribers, revenue decreased marginally compared to the previous year due to a decrease in the consumption of value-added services. In the case of Giga Internet, SK Broadband has continued to increase the proportion of subscribers of premium services to approximately 38%, thereby continuing to enhance the composition of its customers. SK Broadband is continuing its efforts to improve customer value and increase profitability through the growth of high-speed Internet subscribers centered around the Giga Internet subscriber base and an increase in ARPU.

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SK Broadband’s IPTV service business continued its steady growth, with its revenue increasing by more than 15% compared to the previous year due to the growth in the number of subscribers of premium services and revenue from paid contents. As the value of SK Broadband’s platform continues to improve as a result of an expanded subscriber base, revenue from its media platform business (such as home shopping transmission fees) has increased. SK Broadband has laid the foundation for its transformation into a lifestyle platform with the launch of new forms of products and services, such as B tv PICK and Bt Beer. In the future, SK Broadband will seek to increase the competitiveness of its services and improve customer satisfaction by providing services that are tailored to various customer needs.

In the case of its corporate business, SK Broadband achieved growth in revenue compared to the previous year, especially in its profitable and growing “core & growth” businesses, as a result of securing large-customer contracts, increased sales in exclusive fixed-line services and increased internet data center traffic. The corporate business will improve its competitiveness with enhanced services based on the development of new technologies and continue the growth of its core and growth businesses by promoting entry into new markets. In addition, the corporate business will continue its expansion in the ICT sector, such as CDN and converged security, in order to secure a foundation for its mid- to long-term growth.

[Commerce Business]

A.              Industry Characteristics

Electronic commerce, or e-commerce, refers to transactions of goods and services that are processed electronically by information processing systems, such as personal computers, and can be classified into “online order” and “online order brokerage” businesses. The mail order brokerage business refers to the act of intermediating a transaction between a seller and a buyer by an online shopping mall, and the online order business refers to direct sales of goods and services by an online shopping mall. Online shopping malls can be categorized, based on the range of products that they handle, into special malls that handle products limited to specific categories and general malls that handle products across multiple categories. The Korean e-commerce market started to grow in the early 2000s with the spread of the Internet, and it is now going through a second period of growth in the form of mobile commerce as a result of the removal of time and space constraints on shopping following the proliferation of smartphones beginning in 2010, the simplification and improved convenience of payment services, the expansion of fast delivery services following intense competition in such services beginning in 2018, the combination of offline and online shopping experiences (omni-channel and O2O services) and advancements in personalization and recommendation services based on AI. 11st, which is an online order brokerage business, is known as an “open market business” within the e-commerce market. As a result of leading the trend of mobile commerce and pursuing innovative customer experience since the early stages of its business, 11st has grown into a major player in the e-commerce market.

B.               Growth Potential

As of December 31, 2019, the size of the Korean e-commerce market was Won 134.6 trillion, accounting for approximately 28% of the total online and offline distribution market and demonstrating rapid growth at an annual average growth rate of over 25% for the past three years. In addition, mobile transactions accounted for 64.4% of the total e-commerce transaction value in 2019, after surpassing 50% for the first time in 2016. Considering the current acceleration in the shift of products traditionally sold offline, such as food products, food delivery services, apparels and household products, to the mobile e-commerce platform, mobile e-commerce is expected to continue its growth in the future.

Year	2019	2018	2017	2016
E-commerce transaction value (trillion Won)	134.6	113.7	94.2	65.6
Annual growth rate	18.30%	20.80%	43.60%	21.50%

*      Source: Statistics Korea, “Online Shopping Trends.”

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C.               Cyclical Nature and Seasonality

While the commerce industry is inherently affected by fluctuations in the economy to a certain extent, their effect on the e-commerce market has been limited due to its ongoing rapid growth.

D.               Domestic and Overseas Market Conditions

The mobile-centered online commerce market is expected to grow steadily due to the further growth potential of the Internet shopping population, the development of online business models by offline commerce operators and the growth of mobile commerce. New business models are expected to emerge and proliferate into new markets as diverse lifestyle services that go beyond commodities are incorporated into the area of commerce.

E.               Business Overview and Competitive Strengths

Focusing on the 11st Marketplace, the Company plans to continue expanding the commerce ecosystem of 11st, and ultimately enhance its corporate value by providing diverse and innovative shopping experiences based on technology and strengthening customer benefits using synergies with other ICT businesses of the Company. In particular, the Company’s 11st business recorded an operating profit in 2019 and, as a result, established a foundation for sustainable growth. 11st has become a leader in the Korean e-commerce market through steady growth since its launch in 2008, with the largest number of unique visitors per month (at an average of 17 million unique visitors per month in 2019), by building customer trust and through effective marketing, despite its late entry into the online commerce market that was previously dominated by two players, Gmarket and Auction. 11st has also firmly established itself as a market leader and top player in the Korean mobile commerce market by rapidly responding to the shift of the e-commerce market towards mobile platforms. In addition, the Company has made efforts to gain the market’s confidence and improve customer satisfaction since the launch of 11st, resulting in recognition by certifications from KS-SQI (Service Quality Index) for twelve consecutive years, KCSI (Consumer Satisfaction Index) for eleven consecutive years and CCM (Consumer Centered Management). Based on the large user base of 11st, the Company plans to expand the product offerings of 11st based on expanded partnerships with third parties and upgrade services, thereby continuing to strengthen the unique value of 11st as a commerce portal through improvements in customer’s convenience and continuous innovation.

[Security Business]

A.             Industry Characteristics

The security systems service business provides security services to governments, companies and individuals with the purpose of protecting tangible and intangible assets and human resources. Depending on the risk prevention method used, the security business can be classified into machine-based security, security system integration (“SI”) and manned security. Machine-based security operates by receiving information that is detected and transmitted by various sensors and cameras installed at the target facilities through control facility equipment and taking prompt and appropriate action, such as dispatching an agent or contacting the police or the fire department, if an abnormality is detected. Security SI is a service that integrates installation, operation, maintenance and repair of various equipment and systems by analyzing the appropriate security system for customer facilities, such as buildings, factories and schools. Manned security services deploy security personnel to areas subject to security, who perform on-site security services such as patrols and access control of buildings and facilities. The Company’s primary business in the security industry is its unmanned security service, and its business areas consist of the following:

Classification	Product
Machine-based security	CAPS service (unmanned security service), access control, view guard (CCTV), attendance management, drinking water management
Security SI and maintenance and repair	Access control (entry and parking), CCTV (recording, camera, monitor, network equipment), other security systems
Integrated security services (machine-based security + manned security)	Machine-based security services, manned security services (security, cleaning, concierge, etc.)

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B.             Growth Potential

The size of the physical security industry in terms of revenue is as follows:

		(Unit: in millions of Won except percentages)
	2018	2019 (Estimate)	Change (%)
Dispatch security services	1,726,210	1,727,972	0.10%
Video security services	401,777	415,647	3.50%
Other security services	485,004	536,208	10.60%
Total	2,612,991	2,679,827	2.60%

* Source: Korea Information Industry Association (2019 Korean Information Security Services Industry Survey published in December 2019). 2019 figures are estimates.

C.             Cyclical Nature and Seasonality

The security systems business seeks to satisfy the basic need for safety and is less sensitive to economic fluctuations compared to other industries. Although the slowdown in the Korean economy and competition based on lower-cost alternatives has had a negative impact on industry growth, sustained growth is nevertheless expected due to the recent expansion of the industry into converged security markets with the integration of ICT.

D.             Domestic and Overseas Market Conditions

The security industry is experiencing a rapid increase in demand for CCTV, access control and other security systems due to threats including crime, natural disasters and calamities and terrorism. With increased consumer interest in safety, demand for security system services is expected to continue to grow. To date, the Korean security market is characterized by an oligopoly dominated by three leading companies due to the high barriers to entry as a result of high initial investment costs of building large-scale network systems and the effects of brand loyalty. The traditional security industry, characterized by price competition aimed at increasing market share, is expanding into a converged security market with the integration of ICT. In addition, the global converged security market integrating ICT has recently been experiencing rapid growth and increased competition due to the entry of global information technology companies. As a result, the global AI security industry, which had a market size of US$3.9 billion in 2018, is expected to grow tenfold by 2025.

E.              Business Overview and Competitive Strengths

For the year ended December 31, 2019, the Company’s security business recorded Won 744.8 billion in revenue, Won 124.2 billion in operating profit and Won 96.8 billion in profit for the year, and secured 590,000 subscribers, including subscribers to newly launched businesses.

Due to the saturation of the unmanned security market, the Company’s net growth rate in the number of unmanned security contracts decreased in 2019 compared to the previous year. However, the Company’s security business was able to record such revenue exceeding our expectations due to increases in the number of new subscribers acquired through the SK distribution network and sales in newly-launched businesses, such as CAPS Home and parking services.

Although the unmanned security market is expected to remain saturated in 2020, the Company will pursue efforts to improve its core unmanned security business through the development of products and market approaches that are tailored to the needs of various customers, while steadily improving its new security businesses at the same time.

In particular, through the merger of ADT SECURITY, a provider of security equipment and solutions, with and into ADT CAPS, the Company plans to reach customers with a diverse range of products as a convergence security company in 2020.

Unmanned security services range from crime prevention based on cutting-edge sensors and prompt dispatch of security personnel to follow-up services. With increased efforts to reduce false alarms, the Company continues to reduce dispatch and control costs, thereby improving service quality and ultimately generating new sources of revenue to establish a positive cycle for continuous growth.

30

Video security services provide objective security through full identification of subjects with the use of high-definition video, made convenient and safe through a diverse lineup of products and remote control services. Access security services provide outsider access control, employee attendance checks and even drinking water management, which are made user-friendly and convenient due to the integration of cutting edge AI-based technology such as fingerprint, facial and mobile recognition. The Company plans to continue advancing such technology-based services and deliver more convenient and safer security services to customers through innovative technologies.

The SI business provides comprehensive security solutions suitable for the management of large buildings, such as access control and energy, fire safety and parking management services. ADT CAPS is striving to provide customers with the best comprehensive security solution, including more economical and optimized products through the development of innovative technologies.

2.        Updates on Major Products and Services

(Unit: in millions of Won except percentages)
Business	Major Companies	Item	Major Trademarks	Consolidated Sales Amount (ratio)
Wireless	SK Telecom Co., Ltd., PS&Marketing Co., Ltd., SK ons Co., Ltd.	Mobile communication service, wireless data service, ICT service	T, 5GX, baro, T Plan and others	12,172,415 (68.6%)
Fixed-line	SK Broadband Co., Ltd., SK Telink Co., Ltd.	Fixed-line phone, high speed Internet, data and network lease service	B tv, 00700 international call, 7mobile and others	2,948,180 (16.6%)
Security	ADT CAPS Co., Ltd.	Manned and unmanned security, information security and others	T&CAPS, B&CAPS and others	1,109,477 (6.3%)
Commerce	Eleven Street Co., Ltd.	E-commerce	11st, 11Pay, Gifticon and others	710,653 (4.0%)
Other	SK Planet Co., Ltd., Onestore Co., Ltd., SK M&Service Co., Ltd., Incross Co., Ltd.	Information telecommunication, electronic finance, advertising, Internet portal service	OK Cashbag, NATE and others	802,977 (4.5%)
Total				17,743,702 (100%)

3.       Price Trends for Major Products

[Wireless Business]

As of December 31, 2019, based on the Company’s standard monthly subscription plan, the basic service fee was Won 12,100 and the usage fee was Won 1.98 per second. Among the 4G-based “T-Plans” launched in 2018, the “Medium Plan” provides 4 GB of data and unlimited voice calls at Won 50,000 per month (including value-added tax). Among the “5GX Plans” launched in 2019, the “Slim Plan” provides 8 GB of data and unlimited voice calls at Won 55,000 per month (including value-added tax). The Company provides a variety of other subscription plans catered to subscriber demand.

[Fixed-line Business]

Price fluctuations in the different services provided by SK Broadband are due to discounts provided for long term contracts, changes in equipment costs and competition between companies.

[Commerce Business]

Eleven Street acts as an intermediary in e-commerce transactions between sellers and buyers on 11st, and charges sellers sales commissions in accordance with the terms of use as consideration for execution of transactions, payment settlement and security measures. Although the amount of sales commissions vary by product category, it is generally set at market standard rates ranging from 10% to 12% of the transaction value. Such sales commission rate structure has largely remained unchanged since the launch of 11st, although the Company occasionally offers temporary promotional reductions for certain periods in order to encourage transactions.

31

4.        Investment Status

[Wireless Business]

A.           Investment in Progress

(Unit: in 100 millions of Won)
Business	Classification	Investment period	Subject of investment	Investment effect	Expected investment amount	Amount already invested	Future investment
Network/Common	Upgrade/ New installation	Year ended December 31, 2019	Network, systems and others	Capacity increase and quality improvement; systems improvement	To be determined*	29,154	—
Total					To be determined*	29,154	—

* During an earnings conference call, the Company announced that its capital expenditures for 2019 will be Won 3 trillion or less.

B.           Future Investment Plan

(Unit: in 100 millions of Won)
Business	Expected investment amount		Expected investment for each year			Investment effect
	Asset type	Amount	2019	2020	2021
Network/Common	Network, systems and others	To be determined	To be determined*	To be determined	To be determined	Upgrades to the existing services and expanded provision of network services including 5G
Total		To be determined	To be determined*	To be determined	To be determined

* During an earnings conference call, the Company announced that its capital expenditures for 2020 will decrease as compared to 2019.

[Fixed-line Business]

A.           Investment in Progress

In 2020, the Company plans to make capital expenditures to expand network coverage, upgrade its media platform and exchange terminals in order to enhance customer value, and does not expect such expenditures to have a material adverse effect on the Company’s financial structure through improvements in investment efficiency.

(Unit: in 100 millions of Won)
Business	Classification	Investment period	Subject of investment	Investment effect	Amount already invested	Future investment
High-speed Internet	Upgrade/ New installation	Year ended December 31, 2019	Backbone and subscriber network/ others	Expand subscriber networks and facilities	2,847	To be determined
Fixed-line telephone					101
IPTV					1,723
Corporate Business				Increase leased-line and integrated information system	1,583
Backbone network				Additional backbone equipment and lines	979
Others				Upgrade IT infrastructure and NW security	925
Total					8,158

32

5.       Revenues

	(Unit: in millions of Won)
Business	Sales type	Item		For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
Wireless	Services	Mobile communication	Export	141,496	50,959	20,507
			Domestic	12,030,919	12,327,938	13,241,628
			Subtotal	12,172,415	12,378,897	13,262,135
Fixed-line	Services	Fixed-line, B2B data, high-speed Internet, IPTV	Export	96,962	104,592	84,395
			Domestic	3,445,469	2,828,006	2,639,756
			Subtotal	3,542,431	2,932,598	2,724,151
Security	Services	Personnel and system security, information security and others	Export	—	—	—
			Domestic	913,301	197,487	—
			Subtotal	913,301	197,487	—
Commerce	Services	E-commerce	Export	3,829	5,620	5,202
			Domestic	526,660	612,459	1,038,969
			Subtotal	530,489	618,079	1,044,171
Other	Services	Display and search ad., contents	Export	81,844	56,925	36,031
			Domestic	503,222	689,974	453,525
			Subtotal	585,066	746,899	489,556
Total			Export	324,131	218,096	146,135
			Domestic	17,419,571	16,655,864	17,373,878
			Total	17,743,702	16,873,960	17,520,013

*    Revenues for the year ended December 31, 2017 were recorded based on previously applicable accounting standards of K-IFRS 1018 and K-IFRS 1039.

	(Unit: in millions of Won)
For the year ended December 31, 2019	Wireless	Fixed	Security	Commerce	Other	Sub total	Internal transaction	After consolidation
Total sales	13,781,882	3,952,373	1,183,724	726,552	1,069,685	20,714,216	(2,970,514)	17,743,702
Internal sales	1,609,467	1,004,193	74,247	15,899	266,708	2,970,514	(2,970,514)	—
External sales	12,172,415	2,948,180	1,109,477	710,653	802,977	17,743,702	—	17,743,702
Depreciation and amortization	2,694,786	752,234	224,537	35,788	64,141	3,771,486	—	3,771,486
Operating profit (loss)	914,118	139,172	133,573	1,938	(78,821)	1,109,980	—	1,109,980
Finance profit (loss)								(287,781)
Gain from subsidiaries, investments in associates and joint ventures								449,543
Other non-operating profit (loss)								(109,087)
Profit before income tax								1,162,655

33

6.       Derivative Transactions

    Current Swap Contract Applying Cash Flow Risk Hedge Accounting

Currency and interest rate swap contracts under cash flow hedge accounting as of December 31, 2019 are as follows:

(Unit: in millions of Won and thousands of USD)

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Jul. 20, 2007	Fixed rate foreign currency denominated bonds (face value of USD 400,000)	Foreign currency risk	Cross currency swap	Morgan Stanley and four other banks	Jul. 20, 2007 – Jul. 20, 2027
Mar. 7, 2013	Floating rate foreign currency denominated bonds (face value of USD 300,000)	Foreign currency risk and interest rate risk	Cross currency interest rate swap	DBS Bank	Mar. 7, 2013 – Mar. 7, 2020
Dec. 16, 2013	Fixed rate foreign currency denominated loan (face value of USD 28,732)	Foreign currency risk	Cross currency swap	Deutsche Bank	Dec. 16, 2013 – Apr. 29, 2022
Apr. 16, 2018	Fixed rate foreign currency denominated bonds (face value of USD 500,000)	Foreign currency risk	Cross currency swap	The Export- Import Bank of Korea and three other banks	Apr. 16, 2018 – Apr. 16, 2023
Aug. 13, 2018	Fixed rate foreign currency denominated bonds (face value of USD 300,000)	Foreign currency risk	Cross currency swap	Citibank	Aug. 13, 2018 – Aug. 13, 2023
Dec. 20, 2016	Floating rate Korean Won denominated loan (face value of Won 24,500)	Interest rate risk	Interest rate swap	Korea Development Bank	Dec. 20, 2016 – Dec. 20, 2021
Dec. 21, 2017	Floating rate Korean Won denominated loan (face value of Won 37,500)	Interest rate risk	Interest rate swap	Korea Development Bank	Dec. 21, 2017 – Dec. 21, 2022
Dec. 19, 2018	Floating rate Korean Won denominated loan (face value of Won 50,000)	Interest rate risk	Interest rate swap	Credit Agricole CIB	Mar. 19, 2019 – Dec. 14, 2023

34

B.   Balance Settlement Agreements

In 2017, SK Broadband entered into a lease agreement with GL Gasan Metro Co., Ltd. (“GL Gasan Metro”), which engages in real estate development and leasing, in order to develop an internet data center. In connection with such real estate development, GL Gasan Metro raised funds by issuing subordinated bonds to Aegis Specialized Investment Private Real Estate Investment Trust No. 136, which in turn issued beneficiary certificates to S Bisen Co., Ltd. (“S Bisen”), MSGADI Co., Ltd. (“MSGADI”) and S Gasan Co., Ltd (“S Gasan”). SK Broadband entered into a balance settlement agreement in the amount of Won 70 billion with S Bisen and MSGADI in 2017, as well as a separate balance settlement agreement with S Gasan in the amount of Won 200 billion in 2018, each in connection with such beneficiary certificates. Both agreements expire in November 2022, until which point in time SK Broadband is obligated to guarantee a certain rate of return to the counterparties.

In addition, in 2019, SK Broadband entered into a lease agreement with Hana Alternative Investment Specialized Investment Private Real Estate Investment Trust No. 62 (“Hana REIT”), which engages in real estate development and leasing, in order to develop an internet data center. In connection with such real estate development, Hana REIT raised funds by issuing beneficiary certificates to S Gumi Co., Ltd. and S Ori Co., Ltd. (together, the “S Parties”). SK Broadband entered into a balance settlement agreement in the amount of Won 64 billion with the S Parties in connection with such beneficiary certificates. Such agreement expires in September 2024, until which point in time SK Broadband is obligated to guarantee a certain rate of return to the S Parties.

C.   Treatment of Derivative Instruments on the Balance Sheet

As of December 31, 2019, fair values of derivative instruments held by the Company are included in the consolidated financial statements as current derivate financial assets, derivative financial assets and derivative financial liabilities, which are part of its current assets, non-current assets and non-current liabilities, respectively, as follows:

(Unit: in millions of Won and thousands of USD)

Classification	Hedged item	Fair value
		Cash flow hedge	Trading purposes	Total
Current assets:
Cross currency interest rate swap	Floating rate foreign currency denominated bonds (face value of USD 300,000)	26,253	-	26,253
Non-current assets:
Interest rate swap, cross currency swap	Fixed rate foreign currency denominated bonds (face value of USD 400,000)	43,851	-	43,851
and cross currency interest rate swap	Fixed rate foreign currency denominated bonds (face value of USD 500,000)	55,350	-	55,350
	Fixed rate foreign currency denominated loan (face value of USD 28,732)	797	-	797
	Fixed rate foreign currency denominated bonds (face value of USD 300,000)	18,635	-	18,635
Contracts for difference:	Others	-	6,074	6,074
Total derivative financial assets				150,960
Non-current liabilities:
Interest rate swap	Floating rate Korean Won denominated loan (face value of 24,500)	(85)	-	(85)
	Floating rate Korean Won denominated loan (face value of 37,500)	(424)	-	(424)
	Floating rate Korean Won denominated loan (face value of 50,000)	(534)	-	(534)
Total derivative financial liabilities				(1,043)

35

7.       Major Contracts

[SK Telecom]

(Unit: in millions of Won)
Counterparty	Contract Contents	Contract Date	Contract Amount	Note
SK Planet	59.8% equity stake in SK Planet’s Pangyo building	Aug. 30, 2019	77,860	-Real estate purchase

[SK Broadband]

Due to the nature of the telecommunication service business, SK Broadband has entered into agreements related to the joint usage of telecommunication facilities for interconnection among telecommunication lines conduits and telecommunication service providers. Below are the major contracts of SK Broadband. In addition to the below, SK Broadband has also entered into various real estate rental agreements.

Counterparty	Contract Contents	Contract Period	Note
Telecommunication service providers	Interconnection among telecommunication service providers	—	-Automatically renewed for two years at a time unless specific amendments are requested
KEPCO	Provision of electric facilities	From Nov. 2019 to Nov. 2020	-Use of electricity poles (entered on Nov. 7, 2014) -Unless special reasons arise, the usage period will be automatically renewed annually
Busan Transportation Corporation	Use of telecommunication line conduits	From Aug. 2019 to Jul. 2020	-Use of railway telecommunication conduit (Serviced areas to expand) -Absent any request to amend the agreement, usage period will be automatically renewed annually
Seoul Metro	Use of telecommunication line conduits	From Jan. 2018 to Dec. 2020	-Use of railway telecommunication conduit (Serviced areas to expand)
Seoul Metro	Use of telecommunication line conduits	From May 2016 to Dec. 2020

-Use of railway telecommunication conduit (Serviced areas to expand)

-Usage period was automatically renewed every three years until 2019

-Usage period was renewed for an additional one year until 2020

[SK Planet]

(Unit: in millions of Won)
Counterparty	Contract Contents	Contract Date	Contract Amount	Note
SK Telecom	59.8% equity stake in SK Planet’s Pangyo building	Aug. 30, 2019	77,860	-Sale to improve the efficiency of asset portfolio

36

8.       R&D Investments

Set forth below are the Company’s R&D expenditures.

		(Unit: in millions of Won except percentages)
Category		For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017	Remarks
Raw material		633	760	1,261	—
Labor		125,248	131,792	139,845	—
Depreciation		161,655	155,093	144,301	—
Commissioned service		65,794	78,323	76,042	—
Others		52,167	47,511	53,112	—
Total R&D costs		405,497	413,480	414,562	—
Accounting	Sales and administrative expenses	391,327	387,675	395,276	—
	Development expenses (Intangible assets)	14,170	25,805	19,285	—
R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)		2.29%	2.45%	2.37%	—

9.        Other information relating to investment decisions

A.                   Trademark Policies

The Company manages its corporate brand and other product brands in a comprehensive way to protect and increase their value.  The Company operates an intranet system called “Comm.ON” in order to implement consistent communication with consumers across various areas including branding, design, marketing and public relations, and systematically manages the development, registration and licensing of brands through such system.

B.               Business-related Intellectual Property

[SK Telecom]

As of December 31, 2019, the Company held 3,033 Korean-registered patents and 1,158 foreign-registered patents.  The Company holds 706 Korean-registered trademarks and owns intellectual property rights to its proprietary graphic design of the alphabet “T” representing its brand. The designed alphabet “T” is registered in all business categories for trademarks (total of 45). The number of registered patents and trademarks is subject to constant change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

[SK Broadband]

As of December 31, 2019, SK Broadband held 372 Korean-registered patents and 150 foreign-registered patents (including those held jointly with other companies). It also holds 293 Korean-registered trademarks and owns intellectual property rights to its proprietary graphic design of the alphabet “B” representing its brand. The designed alphabet “B” is registered in all business categories for trademarks (total of 45). The number of registered patents and trademarks is subject to continual change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

[SK Planet]

As of December 31, 2019, SK Planet held 1,543 registered patents, 91 registered design marks, 863 registered trademarks and 4 copyrights (in each case including those held jointly with other companies) in Korea.  It also holds various other intellectual property rights in other countries, including 254 U.S.-registered patents, 123 Chinese-registered patents, 80 Japanese-registered patents, 90 E.U.-registered patents (in each case including those held jointly with other companies) and 280 foreign registered trademarks.

37

[Eleven Street]

As of December 31, 2019, Eleven Street held 88 registered patents, 12 registered design marks, 583 registered trademarks and 5 copyrights (in each case including those held jointly with other companies) in Korea.  It also holds various other intellectual property rights in other countries, including 30 U.S.-registered patents (including those held jointly with other companies).

C.               Business-related Pollutants and Environmental Protection

[SK Telecom]

The Company does not directly engage in any manufacturing and therefore does not undertake any industrial processes that emit pollutants into the air or industrial processes in which hazardous materials are used.

[SK Broadband]

SK Broadband does not directly engage in any manufacturing processes that emit environmental pollutants, and more than 99% of its greenhouse gas emissions is indirect emissions from its use of external electricity. SK Broadband was selected as a business subject to allocation of emission permits as part of Korea’s greenhouse gas emissions trading scheme that commenced in 2015, and it actively fulfills its obligations and consistently achieves the targets set by the government.  In addition, SK Broadband continues to invest in environment-friendly facilities for its data centers and improve the stability and efficiency of its services.

38

III.         Financial Information

1.        Summary Financial Information (Consolidated and Separate)

A.      Summary Financial Information (Consolidated)

Below is the summary consolidated financial information of the Company as of and for the years ended December 31, 2019, 2018 and 2017. The Company’s audited consolidated financial statements as of and for the years ended December 31, 2019 and 2018, which are prepared in accordance with K-IFRS, are attached hereto.

	(Unit: in millions of Won except number of companies)
	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017
Assets
Current Assets	8,102,294	7,958,839	6,201,799
• Cash and Cash Equivalents	1,270,824	1,506,699	1,457,735
• Accounts Receivable – Trade, net	2,230,979	2,008,640	2,126,007
• Accounts Receivable – Other, net	905,436	937,837	1,260,835
• Others	3,695,055	3,505,663	1,357,222
Non-Current Assets	36,509,326	34,410,272	27,226,870
• Long-Term Investment Securities	857,215	664,726	887,007
• Investments in Associates and Joint Ventures	13,385,264	12,811,771	9,538,438
• Property and Equipment, net	12,334,280	10,718,354	10,144,882
• Intangible Assets, net	4,866,092	5,513,510	3,586,965
• Goodwill	2,949,530	2,938,563	1,915,017
• Others	2,116,945	1,763,348	1,154,561
Total Assets	44,611,620	42,369,111	33,428,669
Liabilities
Current Liabilities	7,787,722	6,847,557	7,109,123
Non-Current Liabilities	14,000,362	13,172,304	8,290,351
Total Liabilities	21,788,084	20,019,861	15,399,474
Equity
Equity Attributable to Owners of the Parent Company	22,956,829	22,470,822	17,842,139
Share Capital	44,639	44,639	44,639
Capital Surplus (Deficit) and Other Capital Adjustments	1,006,481	655,084	196,281
Retained Earnings	22,235,285	22,144,541	17,835,946
Reserves	(329,576)	(373,442)	(234,727)
Non-controlling Interests	(133,293)	(121,572)	187,056
Total Equity	22,823,536	22,349,250	18,029,195
Total Liabilities and Equity	44,611,620	42,369,111	33,428,669
Number of Companies Consolidated	48	44	39

	(Unit: in millions of Won except per share data)
	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
Operating Revenue	17,743,702	16,873,960	17,520,013
Operating Profit	1,109,980	1,201,760	1,536,626
Profit Before Income Tax	1,162,655	3,975,966	3,403,249
Profit for the Year	861,942	3,131,988	2,657,595
Profit for the Year Attributable to Owners of the Parent Company	889,907	3,127,887	2,599,829
Profit for the Year Attributable to Non-controlling Interests	27,965	4,101	57,766
Basic and Diluted Earnings Per Share (Won)	12,144	44,066	36,582

*              Financial information as of and for the year ended December 31, 2017 was recorded based on previously applicable accounting standards of K-IFRS 1018 and K-IFRS 1039.

39

B.       Summary Financial Information (Separate)

Below is the summary separate financial information of the Company as of and for the years ended December 31, 2019, 2018 and 2017. The Company’s audited separate financial statements as of and for the years ended December 31, 2019 and 2018, which are prepared in accordance with K-IFRS, are attached hereto.

	(Unit: in millions of Won)
	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017
Assets
Current Assets	5,011,363	4,679,378	3,768,098
• Cash and Cash Equivalents	497,282	877,823	880,583
• Accounts Receivable – Trade, net	1,479,971	1,354,260	1,520,209
• Accounts Receivable – Other, net	507,680	518,451	1,003,509
• Others	2,526,430	1,928,844	363,797
Non-Current Assets	25,828,004	24,168,645	21,789,424
• Long-Term Investment Securities	510,633	410,672	724,603
• Investments in Subsidiaries and Associates	10,578,158	10,188,914	9,152,321
• Property and Equipment, net	8,264,888	6,943,490	6,923,133
• Intangible Assets, net	3,461,152	4,010,864	3,089,545
• Goodwill	1,306,236	1,306,236	1,306,236
• Others	1,706,937	1,308,469	593,586
Total Assets	30,839,367	28,848,023	25,557,522
Liabilities
Current Liabilities	5,057,478	4,178,068	4,767,401
Non-Current Liabilities	8,392,150	7,782,468	5,782,730
Total Liabilities	13,449,628	11,960,536	10,550,131
Equity
Share Capital	44,639	44,639	44,639
Capital Surplus and Other Capital Adjustments	715,619	415,324	371,895
Retained Earnings	16,678,787	16,467,789	14,512,556
Reserves	(49,306)	(40,265)	78,301
Total Equity	17,389,739	16,887,487	15,007,391
Total Liabilities and Equity	30,839,367	28,848,023	25,557,522

	(Unit: in millions of Won except per share data)
	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
Operating Revenue	11,416,215	11,705,639	12,468,035
Operating Profit	950,109	1,307,494	1,697,709
Profit Before Income Tax	1,185,490	1,221,244	1,603,808
Profit for the Year	980,338	933,902	1,331,114
Basic and Diluted Earnings Per Share (Won)	13,399	13,000	18,613

*              Financial information as of and for the year ended December 31, 2017 was recorded based on previously applicable accounting standards of K-IFRS 1018 and K-IFRS 1039.

40

2.       Other Matters Related to Financial Information

A.      Restatement of the Financial Statements

Not applicable.

B.       Loss Allowance

(1)    Loss Allowance of Trade and Other Receivables

	(Unit: in millions of Won)
	For the year ended December 31, 2019
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,497,396	249,501	10%
Loans	147,937	48,054	32%
Accounts receivable – other	1,298,477	48,379	4%
Accrued income	3,977	166	4%
Guarantee deposits	310,074	299	—
Total	4,257,861	346,399	8%

	(Unit: in millions of Won)
	For the year ended December 31, 2018
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,280,090	260,157	11%
Loans	135,503	47,375	35%
Accounts receivable – other	1,280,236	68,346	5%
Accrued income	6,232	166	3%
Guarantee deposits	315,854	—	0%
Total	4,017,915	376,045	9%

	(Unit: in millions of Won)
	For the year ended December 31, 2017
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,378,203	239,448	10%
Loans	161,015	47,311	29%
Accounts receivable – other	1,623,295	75,412	5%
Accrued income	3,979	—	—
Guarantee deposits	296,517	—	—
Total	4,463,009	362,171	8%

(2)    Movements in Loss Allowance of Trade and Other Receivables

	(Unit: in millions of Won)
	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
Beginning balance	376,045	362,171	369,332
Effect of change in accounting policy	—	13,049	—
Increase of loss allowance	34,643	45,051	40,377
Reversal of loss allowance	—	—	—
Write-offs	(89,578)	(65,762)	(70,802)
Other	25,295	21,536	23,264
Ending balance	346,399	376,045	362,171

41

(3)     Policies for Loss Allowance

The Company establishes loss allowances based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period and past customer default experience for the past three years.  With respect to trade receivables relating to wireless telecommunications services, the Company considers the likelihood of recovery based on past customer default experience and the length of default in connection with the type of default (e.g., whether the customer’s service has been terminated or is continued).  For such trade receivables that have been overdue for more than two years after the customer’s service has been terminated, the Company records an allowance of 100% of such receivables.  For such trade receivables that have been overdue for less than two years after the customer’s service has been terminated or relates to a customer that is continuing his service, the Company records an allowance of a certain percentage of such receivable.  Consistent with customary practice, the Company writes off trade and other receivables for which the prescription period has passed or that are determined to be impossible or economically too costly to collect, including receivables that are less than Won 200,000 and more than six months overdue and receivables that have been determined to be the subject of identity theft.

(Unit: in millions of Won)

	As of December 31, 2019
	Six months or less	From six months to one year	From one year to three years	More than three years	Total
Accounts receivable – general	2,208,507	48,964	142,195	97,729	2,497,395
Percentage	88%	2%	6%	4%	100%

(4)     Aging of Accounts Receivable

C.      Inventories

(1)    Detailed Categories of Inventories

(Unit: in millions of Won)

Account Category	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
Merchandise	147,928	259,524	243,975
Goods in transit	—	—	—
Other inventories	14,954	28,529	28,428
Total	162,882	288,053	272,403
Percentage of inventories to total assets [ Inventories / Total assets ]	0.37%	0.68%	0.81%
Inventory turnover [ Cost of sales / { ( Beginning balance of inventories + Ending balance of inventories ) / 2} ]	7.79	6.41	7.09

(2)    Reporting of Inventories

The Company holds handsets, ICT equipment for offline sales, etc. in inventory.  The Company conducts physical due diligence of its inventories with its auditors at the end of each year.

D.      Fair Value Measurement

See note 2 of the notes to the Company’s audited consolidated financial statements as of and for the years ended December 31, 2019 and 2018 for more information.

E.      Key Terms of Debt Securities

[SK Telecom]

42

The following are key terms and conditions of bonds issued by the Company. The compliance status is as of the date of the latest financial statements including the audit opinion of the independent auditor applicable to the determination of compliance status, except for the compliance status of the restriction on changes of ownership structure, which is as of the end of the reporting period.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 61-2	Dec. 27, 2011	Dec. 27, 2021	190,000	Dec. 19, 2011	Hana Financial Investment Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 50% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—
Submission of Compliance Certificate	Compliance Status	Submitted on August 20, 2019

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 62-2	Aug. 28, 2012	Aug. 28, 2022	140,000	Aug. 22, 2012	Meritz Securities Co., Ltd.
Unsecured Bond – Series 62-3	Aug. 28, 2012	Aug. 28, 2032	90,000	Aug. 22, 2012	Meritz Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—
Submission of Compliance Certificate	Compliance Status	Submitted on August 20, 2019

43

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 63-1	April 23, 2013	April 23, 2023	230,000	April 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 63-2	April 23, 2013	April 23, 2033	130,000	April 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 64-2	May 14, 2014	May 14, 2024	150,000	April 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-1	Oct. 28, 2014	Oct. 28, 2019	160,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-2	Oct. 28, 2014	Oct. 28, 2021	150,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-3	Oct. 28, 2014	Oct. 28, 2024	190,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 66-1	Feb. 26, 2015	Feb. 26, 2022	100,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-2	Feb. 26, 2015	Feb. 26, 2025	150,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-3	Feb. 26, 2015	Feb. 26, 2030	50,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-2	July 17, 2015	July 17, 2025	70,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-3	July 17, 2015	July 17, 2030	90,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-2	Nov. 30, 2015	Nov. 30, 2025	100,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-3	Nov. 30, 2015	Nov. 30, 2035	70,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 69-2	March 4, 2016	March 4, 2021	100,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-3	March 4, 2016	March 4, 2026	90,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-4	March 4, 2016	March 4, 2036	80,000	Feb. 22, 2016	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—
Submission of Compliance Certificate	Compliance Status	Submitted on August 20, 2019

44

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 70-2	June 3, 2016	June 3, 2021	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-3	June 3, 2016	June 3, 2026	120,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-4	June 3, 2016	June 3, 2031	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 71-1	April 25, 2017	April 25, 2020	60,000	April 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-2	April 25, 2017	April 25, 2022	120,000	April 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-3	April 25, 2017	April 25, 2027	100,000	April 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-4	April 25, 2017	April 25, 2032	90,000	April 13, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 5 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—
Submission of Compliance Certificate	Compliance Status	Submitted on August 20, 2019

45

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 72-1	Nov. 10, 2017	Nov. 10, 2020	100,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 72-2	Nov. 10, 2017	Nov. 10, 2022	80,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 72-3	Nov. 10, 2017	Nov. 10, 2027	100,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 73-1	Feb. 20, 2018	Feb. 20, 2021	110,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-2	Feb. 20, 2018	Feb. 20, 2023	100,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-3	Feb. 20, 2018	Feb. 20, 2028	200,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-4	Feb. 20, 2018	Feb. 20, 2038	90,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-1	Sept. 17, 2018	Sept. 17, 2021	100,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-2	Sept. 17, 2018	Sept. 17, 2023	150,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-3	Sept. 17, 2018	Sept. 17, 2038	50,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 75-1	March 6, 2019	March 6, 2022	180,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-2	March 6, 2019	March 6, 2024	120,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-3	March 6, 2019	March 6, 2029	50,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-4	March 6, 2019	March 6, 2039	50,000	Feb. 21, 2019	Korea Securities Finance Corp.

46

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 20, 2019

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 76-1	July 29, 2019	July 29, 2022	120,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-2	July 29, 2019	July 29, 2024	60,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-3	July 29, 2019	July 29, 2029	120,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-4	July 29, 2019	July 29, 2039	50,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-5	July 29, 2019	July 29, 2049	50,000	July 17, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	To be submitted after the release of the 2019 annual report

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 77-1	Oct. 22, 2019	Oct. 21, 2022	90,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-2	Oct. 22, 2019	Oct. 22, 2024	50,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-3	Oct. 22, 2019	Oct. 22, 2029	30,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-4	Oct. 22, 2019	Oct. 22, 2039	30,000	Oct. 10, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	To be submitted after the release of the 2019 annual report

47

[SK Broadband]

The following are key terms and conditions of bonds issued by SK Broadband.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 40-2	Jan. 14, 2015	Jan. 14, 2020	160,000	Jan. 2, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 41	July 15, 2015	July 15, 2020	140,000	July 3, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 42	Oct. 6, 2015	Oct. 6, 2020	130,000	Sept. 22, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 43-2	Oct. 5, 2016	Oct. 5, 2021	120,000	Sept. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 44	Feb. 3, 2017	Feb. 3, 2022	150,000	Jan. 20, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—
Submission of Compliance Certificate	Compliance Status	Submitted on August 23, 2019

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 45-1	Oct. 11, 2017	Oct. 11, 2020	30,000	Sept. 20, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 45-2	Oct. 11, 2017	Oct. 11, 2022	140,000	Sept. 20, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—
Submission of Compliance Certificate	Compliance Status	Submitted on August 23, 2019

48

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 46-1	Feb. 1, 2018	Feb. 1, 2021	70,000	Jan. 19, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 46-2	Feb. 1, 2018	Feb. 1, 2023	80,000	Jan. 19, 2018	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction on changes of ownership structure
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 23, 2019

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 47-1	March 26, 2019	March 26, 2022	50,000	March 14, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 47-2	March 26, 2019	March 26, 2024	160,000	March 14, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction on changes of ownership structure
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 23, 2019

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 48-1	Sept. 24, 2019	Sept. 23, 2022	80,000	Sept. 10, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 48-2	Sept. 24, 2019	Sept. 24, 2024	100,000	Sept. 10, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 48-3	Sept. 24, 2019	Sept. 23, 2026	50,000	Sept. 10, 2018	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction on changes of ownership structure
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	—

49

  Management’s discussion and analysis

1.       Forward-Looking Statements

This section contains forward-looking statements with respect to the financial condition, results of operations and business of the Company and plans and objectives of the management of the Company.  Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements.

The Company does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the information contained in this section, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future.  Such forward-looking statements were based on current plans, estimates and projections of the Company and the political and economic environment in which the Company will operate in the future, and therefore you should not place undue reliance on them.

Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events.

2.       Overview

In 2019, the Company launched the world’s first commerical 5G services and became a leader in domestic and international cooperation in the field, and strengthened the growth potential of its new business areas such as media, security and commerce.

After the successful launch of the world’s first commercial 5G services on April 3, 2019, the number of the Company’s 5G subscribers reached 2 million within nine months. Based on such expansion of 5G services, the quarterly revenue of its MNO business switched to an upward trend, laying the foundation for future growth of the MNO business. The number of the Company’s total mobile telecommunications subscribers increased by 650,000 during 2019 to Won 31.5 million.

With respect to its media business, the Company entered into a merger agreement with Tbroad, the second-largest cable TV operator in Korea, in April 2019 and it expects to secure 8 million additional pay TV subscribers upon completion of the merger to become a more competitive player in the pay TV market. In addition, the Company and the three major broadcasting companies (KBS, MBC and SBS) jointly launched “wavve,” the leading local mobile media content service, to enhance the competitiveness of its content offerings and strengthen the Company’s position in the media market.

In the security segment, ADT CAPS expanded into new business areas by launching unmanned parking services and home security products through the integration of the Company’s superior ICT and operational capacities. SK Infosec laid the foundation for growth in the information security market by launching new convergence security products utilizing the technological capabilities of the SK ICT family and synergies with ADT CAPS.

Despite fierce competition in the commerce industry, Eleven Street succeeded in recording an operating profit for the first time by improving profitability through differentiated services emphasizing “fun,” “information” and “participation” and efficient marketing activities.

The Company’s consolidated operating revenue increased by 5.2% from 2018 to Won 17.7 trillion in 2019, primarily due to the launch of 5G services and the expansion of its new ICT businesses, such as media and security. The Company’s consolidated operating profit decreased by 7.6% from 2018 to Won 1,110.0 billion in 2019 due to an increase in depreciation and amortization expenses attributable to investments related to the launch of 5G services. The Company’s profit for the year decreased by 72.5% from 2018 to Won 861.9 billion in 2019, primarily due to a decrease in gains relating to its equity-method investment in SK hynix Inc. (“SK Hynix”).

In 2019, the Company spent Won 2.91 trillion in capital expenditures on a separate basis, primarily as investments in wireless networks for the launch of 5G services. Cash dividends for 2019 were Won 10,000 per common share, which include interim dividends of Won 1,000 per common share paid during the year.

50

3.       Analysis of Consolidated Financial Position

			(Unit: in billions of Won, except percentages)
	As of December 31, 2019	As of December 31, 2018	Change from 2018 to 2019	Percentage Change from 2018 to 2019
Total Assets	44,612	42,369	2,243	5.3%
Current Assets	8,102	7,959	143	1.8%
Cash and Marketable Securities(1)	1,271	1,507	(236)	(15.7)%
Non-Current Assets	36,509	34,410	2,099	6.1%
Property and Equipment and Investment Property	12,334	10,718	1,616	15.1%
Intangible Assets and Goodwill	4,866	5,514	(648)	(11.8)%
Long-term Financial Instruments, Long-term Investment Securities and Investment in Associates	14,243	13,477	766	5.6%
Total Liabilities	21,788	20,020	1,768	8.8%
Current Liabilities	7,788	6,848	940	13.7%
Short-term Borrowings	21	80	(59)	(74.2)%
Current Portion of Long-term Debt	1,441	1,408	33	2.4%
Non-Current Liabilities	14,000	13,172	828	6.3%
Debentures and Long-term Borrowings, Excluding Current Portion	9,226	8,588	638	7.4%
Total Equity	22,824	22,349	475	2.1%
Interest-bearing Financial Debt(2)	10,688	9,652	1,036	10.7%
Debt-to-Equity Ratio(3)	46.8%	43.2%	3.6	%p

(1)               Cash and marketable securities includes cash and cash equivalents, marketable securities and short-term financial instruments.

(2)               Interest-bearing financial debt represents the sum of short-term borrowings, current portion of long-term debt and debentures and long-term borrowings.

(3)              Debt-to-equity ratio equals interest-bearing financial debt divided by total equity.

A.               Assets

As of December 31, 2019, SK Telecom’s assets comprised 69% of the Company’s total assets on a consolidated basis.

The Company’s total assets as of December 31, 2019 increased by 5% from the end of the previous year, primarily due to an increase in 5G-related property and equipment and the consolidation of assets of the newly-acquired Incross Co., Ltd.

B.               Liabilities

As of December 31, 2019, SK Telecom’s liabilities comprised 62% of the Company’s total liabilities on a consolidated basis.

The Company’s total liabilities as of December 31, 2019 increased by 9% from the end of the previous year, mainly due to an increase in lease liabilities as a result of the adoption of K-IFRS 1116 and SK Telecom’s issuance of bonds.

51

4.       Analysis of Consolidated Financial Information

(Unit: in billions of Won, except percentages)
	For the year ended December 31, 2019	For the year ended December 31, 2018	Change from 2018 to 2019	Percentage Change from 2018 to 2019
Operating Revenue	17,744	16,874	870	5.2%
Operating Expense	16,634	15,672	962	6.1\ %
Operating Profit	1,110	1,202	(92)	(7.7)%
Operating Margin	6.3%	7.1%	(0.86	)%p
Net Other Income (Loss)	(53)	2,774	(2,827)	(101.9)%
Profit Before Income Tax	1,163	3,976	(2,813)	(70.8)%
Profit for the Year	862	3,132	(2,270)	(72.5)%
Net Margin	4.9%	18.6%	(13.7	)%p
Profit for the Year Attributable to Owners of the Parent Company	890	3,128	(2,238)	(71.6)%
Profit for the Year Attributable to Non-controlling Interests	(28)	4	(32)	(799.1)%
EBITDA(1)	4,881	4,486	395	8.8%
EBITDA Margin	27.5%	26.6%	0.9%

(1)               EBITDA represents the sum of operating profit and depreciation and amortization expenses (including depreciation and amortization expenses related to research and development)

A.               Operating Revenue

The Company’s consolidated operating revenue in 2019 increased by 5.2% compared to 2018, primarily due to a slowdown in the rate of decrease in revenue from wireless services attributable to the launch of 5G services and the growth of its new businesses, such as media and security.

SK Telecom’s operating revenue on a separate basis for 2019 decreased by 2.5% compared to 2018, primarily due to the effect of rate discounts, including as a result of an increase in the number of subscribers who elected to receive discounted rates in lieu of handset subsidies, which was partially offset by increases in new 5G subscribers and customer data usage. However, the operating revenue of SK Broadband and new businesses, such as the Company’s security business, increased by 21.6% compared to 2018, contributing to the growth of the Company’s operating revenue on a consolidated basis.

B.               Operating Profit

The Company’s operating profit in 2019 decreased by 7.7% compared to 2018, primarily due to an increase in depreciation and amortization expenses related to invesments by the MNO business in 5G networks, which was partially offset by the achievement of break-even point by Eleven Street and the effects of consolidation of ADT CAPS and SK Infosec.

C.              Operating Expense

(Unit: in billions of Won, except percentages)
	For the year ended December 31, 2019	For the year ended December 31, 2018	Change from 2018 to 2019	Percentage Change from 2018 to 2019
Labor Cost	2,823	2,289	534	23.3%
Commissions Paid	5,002	5,003	(1)	0.0%
Depreciation and Amortization(1)	3,771	3,126	645	20.6%
Network Interconnection	752	808	(56)	(6.9)%
Leased Line Fees and Frequency License Fees	273	310	(37)	(12.0)%
Advertising	435	469	(34)	(7.2)%
Rent	232	529	(298)	(56.2)%
Cost of Goods Sold	1,833	1,796	37	2.1%
Total Operating Expense	16,634	15,672	962	6.1%

(1)               Includes depreciation and amortization expenses related to research and development.

Labor cost for the year ended December 31, 2019 increased by 23.3% from the previous year, primarily due to the recognition of labor cost following the consolidation of new subsidiaries in the security segment.

Depreciation and amortization expenses for the year ended December 31, 2019 increased by 21.0% from the previous year, primarily due to the commencement of amortization of frequency usage rights for 5G services and the adoption of K-IFRS 1116.

Rent expenses for the year ended December 31, 2019 decreased by 56% from the previous year, mainly due to the effects of the adoption of K-IFRS 1116.

52

D.               Profit for the Year

The Company’s profit for the year decreased by 72.5% from 2018 to Won 861.9 billion in 2019, primarily due to a decrease in gains relating to its equity-method investment in SK Hynix.

5.       Analysis of Separate Operating Information

[SK Telecom]

A.               Number of Subscribers

(Unit: in 1,000 persons, except percentages)
	For the year ended December 31, 2019	For the year ended December 31, 2018	Change from 2018 to 2019	Percentage Change from 2018 to 2019
MNO Subscribers	28,648	27,382	1,266	4.6%
Activations	4,518	4,068	450	11.1%
Deactivations	3,252	3,438	(186)	(5.4)%
Monthly Churn Rate (%)	1.0%	1.2%	(0.2	%p
LTE Subscribers	24,410	24,205	205	0.8%
5G Subscribers	2,084	-	2,084	N/A
Total Wireless Subscribers	31,535	30,882	653	2.1%

The number of MNO subscribers increased by 1.27 million during 2019 due to the increase in the number of IoT lines and the launch of 5G network services.

The Company achieved a record low annual churn rate of 1.0% in 2019 as a result of 5G services and the Company’s efforts to prevent the loss of existing subscribers through customer value innovation programs.

The Company secured 2.08 million subscribers to its 5G services in 2019, which was launched in April 2019, by providing differentiated customer experience, including the creation of 5G clusters.

B.                Average Monthly Revenue per Subscriber

	For the year ended December 31, 2019	For the year ended December 31, 2018	Change from 2018 to 2019	Percentage Change from 2018 to 2019
Billing ARPU (Won)	31,080	32,246	(1,166)	(3.6)%

*              The billing ARPU is derived by dividing total SK Telecom revenues from voice service and data service (but excluding revenue from MVNO subscribers) for the period by the monthly average number of subscribers that are not MVNO subscribers for the period, then dividing that number by the number of months in the period.  Although the definition of ARPU may vary by company, it is a measure that is widely used in the telecommunications industry for revenue comparison purposes.

In 2019, despite the continued increase in average customer data usage, billing ARPU decreased by 3.6% from 2018 to Won 31,080 in 2019, primarily due to the effects of rate discounts, including as a result of an increase in the number of subscribers who elected to receive discounted rates in lieu of handset subsidies.

	1st Quarter of 2019	2nd Quarter of 2019	3rd Quarter of 2019	4th Quarter of 2019
Quarterly Billing ARPU (Won)	30,645	30,771	31,166	31,783

In terms of quarter-to-quarter changes, quarterly billing ARPU increased for three consecutive quarters since the first quarter of 2019 due to the launch of 5G services and a continued increase in average date usage by subscribers.

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C.                Capital Expenditures

(Unit: in billions of Won)
New investments and expansions	For the year ended December 31, 2019	For the year ended December 31, 2018	Change from 2018 to 2019	Method of financing
Network investment	2,514	1,736	778	Self-procurement
Other investment	401	392	9
Total	2,914	2,128	786

Capital expenditures increased by approximately Won 786 billion from 2018 to Won 2.9 trillion in 2019, primarily due to investments in 5G networks in connection with the launch of 5G services.

[SK Broadband]

(Unit: in billions of Won, except percentages)
Operating revenue	For the year ended December 31, 2019	For the year ended December 31, 2018	Change from 2018 to 2019	Percentage Change from 2018 to 2019
High-speed Internet	808.9	809.2	(0.3)	0.0%
Residential fixed-line telephone	47.5	64.2	(16.7)	(26.0)%
Corporate business	1,018.3	1,007.6	10.7	1.1%
Television	1,470.9	1,274.3	196.6	15.4%
Others	57.2	98.5	(41.3)	(41.9)%
Total	3,402.9	3,253.8	149.1	4.6%

*              Includes revenues from discontinued operations, such as oksusu and SK Stoa.

-           High-speed Internet

Revenue from high-speed Internet services remained relatively constant with 2018 at Won 808.9 billion in 2019. Despite an increase in basic fee revenue attributable to an increased ARPU as a result of an increase in the number of Giga Internet subscribers, the overall revenue was similar to 2018 due to a decrease in revenue from value-added services and the effects of the adoption of IFRS 15. In addition, SK Broadband continued to secure additional subscribers in 2019 despite price competition in the market, recording a net increase of approximately 170,000 subscribers.

In 2020, the pay TV and fixed-line telecommunications market is expected to experience consolidation and intensified competition. SK Broadband plans to enhance the efficiency of its distribution channels by strengthening distribution capabilities and improving their structure, and combine optimal network infrastructure with differentiated services to deliver quality improvements to its subscribers and enhance the composition of its customers.

-          IPTV

SK Broadband’s IPTV business achieved a steady revenue growth rate of 15.4% compared to 2018, recording Won 1,470.9 billion in revenue in 2019, primarily due to increases in the number of subscribers to premium services and revenue from paid contents, which was partially offset by the effects of the transfer of the oksusu business. Revenue from paid contents increased as a result of enhanced data-based marketing and the expansion of customized recommendations, and revenue from the media platform business, such as home shopping transmission fees, also increased as the value of the IPTV platform continued to improve based on an expanded subscriber base. Although costs related to contents also increased in parallel with revenue growth, the proportion of such costs as compared to overall revenue has stabilized, contributing to the continued improvement of the IPTV business’ profitability.

In 2020, B tv plans to continue to release new products in response to the rapidly changing media environment and enhance customer convenience and satisfaction by updating its user interface to reflect the customers’ various needs and expanding the range of specialized lifestyle-based services. In addition, B tv plans to grow its media business by launching new paid contents packages and expanding contents marketing that are tailored to customers.

54

-          Corporate Business

Revenue from SK Broadband’s corporate business increased by 1.1% compared to 2018 to Won 1,018.3 billion in 2019. SK Broadband achieved such growth as a result of its entry into large-customer contracts, increased sales in exclusive fixed-line services and increased internet data center traffic, especially in its profitable and growing core & growth businesses, while revenue from its fixed-line telephone business decreased primarily due to reduced call volume.

In 2020, the corporate business plans to expand its market share in the core business area by providing unique total offerings that combine fixed-line services with security services. In addition, SK Broadband will seek to continue strengthening its growth businesses by pursuing business models focused on global demand by securing strategic infrastructure such as new internet data centers and submarine communications cables.

6.       Guidance for Fiscal Year 2020

The Company announced the following guidance for fiscal year 2020 during its earnings release conference call on February 7, 2020.

  Operating revenue (consolidated):  Won 19.2 trillion

The Company expects its consolidated operating revenue to surpass Won 19.0 trillion for the first time to reach approximately Won 19.2 trillion in 2020, based on the growth of its MNO business led by 5G services as well as accelerated growth generated by its media, security and commerce businesses.

  Capital expenditures

Although it is challenging to provide guidance for capital expenditures in light of the Company’s needs to retain flexibility and efficiency, the Company expects to decease its capital expenditures in 2020 as compared to 2019. The Company plans to actively reduce capital expenditures in areas other than investments in 5G.

7.       Corporate Reorganization

On December 5, 2019, SK Telecom undertook a corporate reorganization in order to accelerate the overall growth of its 5G and new ICT businesses.

The Company implemented a dual organizational structure to optimize and support its MNO business and new businesses separately with the aim to maintain its leadership in the MNO business centered around 5G services and to pursue new markets through its new ICT businesses.

While the Company will maintain its structure of having four main business divisions of MNO, media, security and commerce, Corporate Center 1 will support the Company’s MNO business activities and Corporate Center 2 will support the new business activities. Each Corporate Center will have independent authority and responsibility to design and operate a management planning, budgeting, recruitment and evaluation system optimized for its relevant business areas.

In terms of research and development, the Company combined the business-specific technological support functions of the AI Center, ICT Center and DT Center, each of which was previously operated independently, into a single AIX Center such that AI can play a key role in all of the Company’s businesses.

55

8.       Liquidity

As of December 31, 2019, the Company’s debt-to-equity ratio (as calculated by dividing the interest-bearing financial debt by total equity) was 45.0%, compared to 43.2% as of December 31, 2018 and 41.4% as of December 31, 2017.  The net debt-to-equity ratio (as calculated by the interest-bearing financial debt minus cash and marketable securities, divided by total equity) was 35.0%, 30.9% and 29.1% at the end of 2019, 2018 and 2017, respectively.  Interest coverage ratio (EBITDA divided by interest expense) was 12.7, 14.6 and 16.0 at the end of each of 2019, 2018 and 2017.  The Company continues to have sufficient liquidity.

9.       Financing

As of December 31, 2019, the Company’s aggregate interest-bearing debt amounted to Won 10,264 billion, comprising long-term and short-term borrowings, debentures and current portion of long-term borrowings, compared to Won 9,652 billion as of December 31, 2018 and Won 7,467 billion as of December 31, 2017, showing an increasing trend over the last three years.

10.    Fund Outflows

None of the fund outflows of the Company in 2019 had a significant impact on the Company.

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  Auditor’s Opinion

1.       Independent Auditors and Audit Opinions

A.                  Independent Auditor and Audit Opinion (Consolidated)

Period	Independent auditor	Audit opinion	Emphasis of Matter	Critical Audit Matters
Year ended December 31, 2019	KPMG Samjong Accounting Corp.	Unqualified	N/A	Revenue recognition; assessment of impairment of cash-generating unit of security services
Year ended December 31, 2018	KPMG Samjong Accounting Corp.	Unqualified	N/A	Revenue recognition; recognition of incremental costs of obtaining contracts
Year ended December 31, 2017	KPMG Samjong Accounting Corp.	Unqualified	N/A	N/A

B.                Audit Services Contracts with Independent Auditors

				(Unit: in millions of Won except number of hours)
Period	Auditors	Contents	Fee	Total number of hours
Year ended December 31, 2019	KPMG Samjong Accounting Corp.	Quarterly review	1,860	23,040
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
Year ended December 31, 2018	PMG Samjong Accounting Corp.	Semi-annual review	1,700	22,058
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
Year ended December 31, 2017	PMG Samjong Accounting Corp.	Semi-annual review	1,470	21,098
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task

C.                Non-Audit Services Contracts with Independent Auditors

			(Unit: in millions of Won)
Period	Contract date	Service provided	Service duration	Fees
Year ended December 31, 2019	February 8, 2019	Consulting for publication of 2018 integrated annual report	February 8, 2019 – June 30, 2019	120
	April 26, 2019	Confirmation of financial information	February 8, 2019 – June 30, 2019	3
Year ended December 31, 2018	September 20, 2018	Confirmation of financial information	September 20, 2018 – September 21, 2018	2

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Year ended December 31, 2018	March 5, 2018	Issuance of comfort letters	March 5, 2018 – April 26, 2018	110
Year ended December 31, 2017	March 10, 2017	Issuance of comfort letters	March 10, 2017 – March 30, 3017	30
	April 28, 2017	Consulting services	April 28, 2017 – May 12, 2017	300

D.                Discussions between Audit Committee and Independent Auditors

Date	Attendance	Method	Key Matters Discussed
April 24, 2019	Audit Committee: 4 Independent Auditor: 2	In-person report	Audit plan; selection of critical audit matters
July 24, 2019	Audit Committee: 4 Independent Auditor: 2	In-person report	Report of semi-annual review results; revised standards
October 23, 2019	Audit Committee: 4 Independent Auditor: 2	In-person report	Issues on accounting and financial environments
December 19, 2019	Audit Committee: 4 Independent Auditor: 2	In-person report	Report on the progress of internal accounting management system audit
February 3, 2020	Audit Committee: 4 Independent Auditor: 2	In-person report	Report on the progress of internal accounting management system audit
February 19, 2020	Audit Committee: 4 Independent Auditor: 2	In-person report	Report on critical audit matters and results of audit of financial statements; report on the results of internal accounting management system audit

  Corporate Organization including Board of Directors

1.        Board of Directors

A.               Overview of the Composition of the Board of Directors

The Board of Directors is composed of eight members: five independent directors, two inside directors and one non-executive director.  Within the Board of Directors, there are five committees: Independent Director Nomination Committee, Audit Committee, Compensation Committee, CapEx Review Committee and Corporate Citizenship Committee.

(As of December 31, 2019)
Total number of persons	Inside directors	Non-executive director	Independent Directors
8	Jung Ho Park, Young Sang Ryu	Dae Sik Cho	Jae Hoon Lee, Seok-Dong Kim, Jae Hyeon Ahn, Jung Ho Ahn, Youngmin Yoon

At the 35th General Meeting of Shareholders held on March 26, 2019, Seok-Dong Kim was newly elected as an independent director and a member of the audit committee.

Jae Hoon Lee was elected as the chairman of the Board of Directors by the directors pursuant to Article 35 of the Articles of Incorporation and Article 3(1) of the regulations of the Board of Directors.

58

B.                  Significant Activities of the Board of Directors

Meeting	Date	Agenda	Approval
421st (the 1st meeting of 2019)	January 30, 2019

-        Contribution to company employee welfare fund for 2019

-        Donation to the Korean Fencing Association

-        Establishment of internal accounting management regulations

-        Delegation of funding through long-term borrowings in 2019

-       Financial statements as of and for the year ended December 31, 2018

-         Annual business report as of and for the year ended December 31, 2018

-         Participation in capital increase by SK’s investment company in Southeast Asia

-        Report of internal accounting management

-        Report for the period after the fourth quarter of 2018

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed — —
422nd (the 2nd meeting of 2019)	February 22, 2019

-        Grant of stock options

-        Plan for the 35th General Meeting of Shareholders

-        Approval of SK Telecom’s representative director’s concurrent service as director of SK Broadband

-        Transactions with SK Broadband in 2019

-        Donation for the creation of social values

-        Results on internal accounting management

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed —
423rd (the 3rd meeting of 2019)	March 26, 2019

-        Election of the chairman of the Board of Directors

-        Election of committee members

-        Transactions with SK Holdings in the second quarter of 2019

-        Donation to SK Happiness Foundation for 2019

-        Donation to Chey Institute for Advanced Studies for 2019

-        Establishment of eSports subsidiary

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed
424th (the 4th meeting of 2019)	April 25, 2019

-        Payment of operating costs of SUPEX Council in 2019

-        Purchase of shares of SK Stoa

-        Investment in foreign investment company (Atlas) for investment in Deutsche Telekom Capital Partners fund

-        Follow-up report on the establishment of eSports subsidiary

-        Report on the merger of SK Broadband and Tbroad

-         Report for the period after the first quarter of 2019

Approved as proposed Approved as proposed Approved as proposed — — —
425th (the 5th meeting of 2019)	June 27, 2019	- Transactions with SK Holdings in the third quarter of 2019 - Adjustment for joint R&D expenses among affiliates - Revision of audit committee regulations	Approved as proposed Approved as proposed Approved as proposed
426th (the 6th meeting of 2019)	July 25, 2019

-        Establishment of standard business facilities for the disabled

-        Payment of interim dividend

-        Real estate equity transaction with SK Planet

-        Report on the statement of accounts for the first half of 2019

-        Report for the period after the second quarter of 2019

Approved as proposed Approved as proposed Approved as proposed — —
427th (the 7th meeting of 2019)	September 26, 2019

-        Transactions with SK Holdings in the fourth quarter of 2019

-        Changes to 2019 investment plan

-        Delegation of authority for funding through long-term borrowings

-        Changes to fixed-line and wireless infrastructure construction transactions in 2019

Approved as proposed Approved as proposed Approved as proposed Approved as proposed
428th (the 8th meeting of 2019)	October 28, 2019	- Participation in capital increase of Kakao - Disposal of treasury shares - Report for the period after the third quarter of 2019	Approved as proposed Approved as proposed —

59

Meeting	Date	Agenda	Approval
429th (the 9th meeting of 2019)	November 28, 2019

-        Lease of Indeungsan SUPEX Center from SK Holdings in 2020

-        Contract with SK Forest for landscape and facility management service in 2020

-        Joint management contract of aircraft for business purposes in 2020

-        Review of compliance and evaluation of effectiveness

Approved as proposed Approved as proposed Approved as proposed —
430th (the 10th meeting of 2019)	December 10, 2019

-        Transactions with SK Holdings in the first quarter of 2020

-        Resale of fixed-line products with SK Broadband in 2020

-        Sublease transaction with SK Broadband in 2020

-        Approval of issuance limit for asset-backed short-term bonds

-        Purchase of PS&M handset installment receivables for 2020

-        Establishment of operating guidelines for internal accounting management

-        Allocation of operating expenses of SK Academy in 2020

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed

*              The line items that do not show approval are for reporting purposes only.

C.                   Committees within Board of Directors

(1)    Committee structure (as of December 31, 2019)

(a)              Independent Director Nomination Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	Jung Ho Park	Seok-Dong Kim, Jung Ho Ahn	Nomination of independent directors

*               Under the Korean Commercial Code, a majority of the members of the Independent Director Nomination Committee must be independent directors.

(b)              Compensation Review Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Jae Hoon Lee, Seok-Dong Kim, Jung Ho Ahn	Review CEO remuneration system and amount

*               The Compensation Review Committee is a committee established by the resolution of the Board of Directors.

(c)              Capex Review Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
6	Young Sang Ryu	Jae Hoon Lee, Seok-Dong Kim, Jae Hyeon Ahn, Jung Ho Ahn, Youngmin Yoon	Review major investment plans and changes thereto

*               The Capex Review Committee is a committee established by the resolution of the Board of Directors.

(d)              Corporate Citizenship Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Jae Hyeon Ahn, Jung Ho Ahn, Youngmin Yoon	Review guidelines on corporate social responsibility (“CSR”) programs, etc.

*               The Corporate Citizenship Committee is a committee established by the resolution of the Board of Directors.

(e)              Audit Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
4	—	Jae Hoon Lee, Seok-Dong Kim, Jae Hyeon Ahn, Youngmin Yoon	Review financial statements and supervise independent audit process, etc.

*              The Audit Committee is a committee established under the provisions of the Articles of Incorporation and the Korean Commercial Code.

60

2.        Audit System

The Company’s Audit Committee consists of four independent directors, Jae Hoon Lee, Seok-Dong Kim, Jae Hyeon Ahn and Youngmin Yoon.

Major activities of the Audit Committee as of December 31, 2019 are set forth below.

Meeting	Date	Agenda	Approval
The 1st meeting of 2019	January 29, 2019

-       Evaluation of internal accounting management system operation

-       Review of business and audit results for 2018 and business and audit plans for 2019

-        Evaluation of internal monitoring controls based on the opinion of the members of the Audit Committee

-       Establishment of internal accounting management regulations

-       Service transactions with SK Hynix relating to SK Academy

— — Approved as proposed Approved as proposed Approved as proposed
The 2nd meeting of 2019	February 7, 2019	- Approval of contract for consulting services related to publication of SK Telecom’s integrated annual report for fiscal year 2018	Approved as proposed
The 3rd meeting of 2019	February 21, 2019

-       Report on the IFRS audit of fiscal year 2018

-       Report on review of 2018 internal accounting management system

-       Evaluation of internal accounting management system operation

-       Agenda and document review for the 35th General Meeting of Shareholders

-       Auditor’s report for fiscal year 2018

-       Report on contract for customer appreciation gifts to fixed-line telephone customers for 2019

— — Approved as proposed Approved as proposed Approved as proposed Approved as proposed
The 4th meeting of 2019	March 25, 2019	- Contract for maintenance services of optical cables in 2019 - Contract for maintenance services of transmission equipment in 2019	Approved as proposed Approved as proposed
The 5th meeting of 2019	April 24, 2019	- Election of the chairman of the Audit Committee - Approval of external auditor services for fiscal year 2019 - Audit plan for fiscal year 2019	Approved as proposed Approved as proposed —
The 6th meeting of 2019	June 24, 2019	- Transaction with UbiNS Co., Ltd. for construction of transmission equipment facility in 2019	Approved as proposed
The 7th meeting of 2019	July 24, 2019	- Report on review by independent auditor of first half of fiscal year 2019	—
The 8th meeting of 2019	September 25, 2019	- Increase in purchase of consumable materials/goods of Happynarae Co., Ltd. for 2019 - Amendments to contract for customer appreciation gifts to fixed-line customers for 2019	Approved as proposed Approved as proposed
The 9th meeting of 2019	October 23, 2019	- Understanding of internal accounting management system under the new External Audit Act - Status of implementation of internal accounting management system	— —
The 10th meeting of 2019	November 27, 2019	- Status of designated audit system for 2020 - Delegation of collection of accounts receivable for 2020	— Approved as proposed
The 11th meeting of 2019	December 19, 2019

-       Maintenance services of switchboard for 2020

-       Lease transaction of telecommunications equipment for 2020

-       Purchase of consumable materials/goods of Happynarae Co., Ltd. for 2020

-       Products/services transaction with SK M&Service

-       Products/services transaction with Eleven Street

-       Services transaction with SK Wyverns for 2020

-       Business partnership contract with Onestore Co., Ltd. for 2020

-       Products/services transaction with Dreamus Company for 2020

-       Products/services transaction with Content Wavve Co., Ltd. for 2020

-       Transaction with SK Infosec for 2020

-       Products/services transaction with ADT CAPS for 2020

-       Remuneration for independent auditor for fiscal year 2020

-       Audit plan for fiscal year 2020

-       Progress report on financial reporting internal control test for 2019

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

—

—

*               The line items that do not show approval are for reporting purposes only.

61

3.       Shareholders’ Exercise of Voting Rights

A.                   Voting System and Exercise of Minority Shareholders’ Rights

Pursuant to the Articles of Incorporation as shown below, the cumulative voting system was first introduced in the general meeting of shareholders held in 2003.

Articles of Incorporation	Description
Article 32(3) (Election of Directors)	Cumulative voting under Article 382-2 of the Korean Commercial Code will not be applied for the election of directors.
Article 4 of the 12th Supplement to the Articles of Incorporation (Interim Regulation)	Article 32(3) of the Articles of Incorporation shall remain effective until the day immediately preceding the date of the general meeting of shareholders held in 2003.

During the 34th general meeting of shareholders held on March 21, 2018, the Company adopted the electronic voting method. Pursuant to Article 368-4 of the Korean Commercial Code, the Company entrusted the Korea Securities Depository with the role of administering the electronic voting system, allowing shareholders to exercise their voting rights through electronic voting without attending the general meeting of shareholders.

Written voting system is not applicable.  Minority shareholder rights were not exercised during the relevant period.

                       Shareholders

1.       Shareholdings of the Largest Shareholder and Related Persons

A.                   Shareholdings of the Largest Shareholder and Related Persons

(As of December 31, 2019)			(Unit: in shares and percentages)
Name	Relationship	Type of share	Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Holdings Co., Ltd.	Largest Shareholder	Common share	21,624,120	26.78	21,624,120	26.78
Tae Won Chey	Officer of affiliated company	Common share	100	0.00	100	0.00
Dong Hyun Jang	Officer of affiliated company	Common share	251	0.00	251	0.00

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(As of December 31, 2019)			(Unit: in shares and percentages)
Name	Relationship	Type of share	Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of shares	Ownership ratio	Number of shares	Ownership ratio
Jung Ho Park	Officer of the Company	Common share	1,000	0.00	1,000	0.00
Total		Common share	21,625,471	26.78	21,625,471	26.78

B.                  Overview of the Largest Shareholder

As of December 31, 2019, the Company’s largest shareholder was SK Holdings. SK Holdings was established on April 13, 1991 and was made public on the securities market on November 11, 2009 under the identification code “034730.” SK Holdings is located at 26, Jong-ro, Jongno-gu, Seoul, Korea. SK Holdings’ telephone number is +82-2-2121-5114 and its website is www.sk.co.kr.

C.                  Changes in Shareholdings of the Largest Shareholder

Changes in shareholdings of the largest shareholder are as follows:

(As of December 31, 2019)			(Unit: in shares and percentages)
Largest Shareholder	Date of the change in the largest shareholder/ Date of change in shareholding	Shares Held*	Holding Ratio	Remarks
SK Holdings	January 2, 2015	20,364,290	25.22	Shin Won Chey, SKC’s Chairman, disposed of 4,000 shares
	March 20, 2015	20,363,803	25.22	Appointment of CEO Dong Hyun Jang (ownership of 251 shares of the Company), Retirement of Sung Min Ha
	June 9, 2015	20,365,006	25.22

Purchase through the Share Exchange between SK Broadband and SK Telecom (Shin Won Chey, SKC’s Chairman, purchased 1,067 shares, and Myung Hyun Cho, SK Broadband’s independent director, purchased 136 shares)

	August 3, 2015	20,364,930	25.22	Myung Hyun Cho, SK Broadband’s independent director, disposed of 76 shares
	March 24, 2017	20,364,870	25.22	Retirement of Myung Hyun Cho, SK Broadband’s independent director (ownership of 60 shares of the Company)
	March 28, 2017	20,365,370	25.22	Jung Ho Park, CEO of the Company, purchased 500 shares.
	March 30, 2017	20,365,870	25.22	Jung Ho Park, CEO of the Company, purchased 500 additional shares.
	July 7, 2017	20,364,803	25.22	Shin Won Chey, SKC’s Chairman, disposed of 1,067 shares.
	December 27, 2018	21,625,471	26.78	Exchange of shares of SK Infosec with the Company in exchange for 1,260,668 shares of the Company
* Shares held are the sum of shares held by SK Holdings and its related parties.

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2.       Distribution of Shares

A.                   Shareholders with ownership of 5% or more and others

(As of December 31, 2019)	(Unit: in shares and percentages)
Name (title)	Common share
	Number of shares	Ownership ratio		Remarks
SK Holdings	21,624,120	26.78%		—
National Pension Service	8,982,136	11.12%	%	—
SK Telecom	7,609,263	9.42%	%	Treasury shares
Citibank ADR	8,014,125	9.93%	%	—
Shareholdings under the Employee Stock Ownership Program	—	—		—

B.                   Shareholder Distribution

(As of December 31, 2019)		(Unit: in shares and percentages)
Classification	Number of shareholders	Ratio (%)	Number of shares	Ratio (%)	Remarks
Total minority shareholders*	70,697	99.99%	33,249,477	41.17%	—

3.       Share Price and Trading Volume in the Last Six Months

A.                   Domestic Securities Market

Types		December 2019	November 2019	October 2019	September 2019	August 2019	July 2019
Common stock	Highest	244,500	246,500	239,000	241,500	252,500	262,500
	Lowest	237,500	236,000	233,000	236,500	231,500	245,500
	Average	240,850	242,950	236,275	238,905	239,932	255,977
Daily transaction volume	Highest	986,698	316,789	218,574	629,007	297,802	219,284
	Lowest	96,960	77,308	74,972	62,533	96,680	70,817
Monthly transaction volume		4,402,059	3,103,639	2,485,938	3,824,057	3,947,360	2,613,995

B.                   Foreign Securities Market (New York Stock Exchange)

Types		December 2019	November 2019	October 2019	September 2019	August 2019	July 2019
Depositary receipt	Highest	23.74	23.36	23.05	22.53	22.87	24.88
	Lowest	22.17	22.62	21.62	21.96	21.30	22.80
	Average	22.81	23.11	22.30	22.24	21.91	23.99
Daily transaction volume	Highest	448,910	648,198	648,198	503,035	885,622	678,527
	Lowest	84,421	174,268	182,045	149,652	192,602	152,570
Monthly transaction volume		5,673,554	6,117,721	6,503,445	5,846,037	9,124,927	6,560,964

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       Employees and Directors

1.       Officers and Employees

A.                Employees

(As of December 31, 2019)	(Unit: in persons and millions of Won)
Business segment	Gender	Number of employees					Average service year	Aggregate wage for the year of 2019	Average wage per person
		Employees without a fixed term of employment		Employees with a fixed term of employment		Total
		Total	Part-time employees	Total	Part-time employees
—	Male	4,342	—	78	—	4,420	12.4	539,359	124
—	Female	837	—	168	—	1,005	7.8	76,385	80
Total		5,179	—	246	—	5,425	11.6	615,744	116

B.               Compensation of Unregistered Officers

(As of December 31, 2019)	(Unit: in persons and millions of Won)
Number of Unregistered Officers	Aggregate wage for the year of 2019	Average wage per person
89	42,472	477

2.       Compensation of Directors

A.                  Amount Approved at the Shareholders’ Meeting

(As of December 31, 2019)	(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Approved
Directors	8	12,000

B.                   Amount Paid

B-1. Total Amount

(As of December 31, 2019)	(Unit: in millions of Won)
Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director	Remarks
8	5,968	746	-

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B-2. Amount by Classification

(As of December 31, 2019)				(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director	Remarks
Inside Directors	3	5,548	1,849	-
Independent Directors	1	84	84	-
Audit Committee Members	4	336	84	-
Auditor	-	-	-	-

3.       Individual Compensation of Directors and Officers

A.                   Remuneration for Individual Directors

(As of December 31, 2019)	(Unit: in millions of Won)
Name	Position	Total remuneration	Payment not included in total remuneration
Jung Ho Park	Representative Director and President	4,531	Stock options*
Young Sang Ryu	Head of MNO Business	1,017	Stock options*

*See “VIII.4. Stock Options Granted and Exercised” below for details on the number of stock options, exercise price and exercise period.

Composition of Total Remuneration

Name	Composition
Jung Ho Park	Total remuneration: Won 4,531 million Salary: Won 1,300 million Bonus: Won 3,228 million Other earned income: Won 3 million
Young Sang Ryu	Total remuneration: Won 1,017 million Salary: Won 460 million Bonus: Won 553 million Other earned income: Won 4 million

B.                  Remuneration for the Five Highest-Paid Officers (among those Paid over ~~W~~500 Million per Year)

(Unit:  in millions of Won)

Name	Position	Total remuneration	Payment not included in total remuneration
Jung Ho Park	Representative Director and President	4,531	Stock options*
Jin Woo So	Committee Chairman	1,972	-
Garth Moon	Officer	1,433	-
Sung Won Suh	Senior Adviser	1,416	-
Yong-Seop Yum	Head of Institute	1,022	-

*See “VIII.4. Stock Options Granted and Exercised” below for details on the number of stock options, exercise price and exercise period.

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Composition of Total Remuneration

Name	Composition
Jung Ho Park	See “VIII.3.A. Remuneration for Individual Directors” above.
Jin Woo So	Total remuneration: Won 1,972 million Salary: Won 830 million Bonus: Won 1,137 million Other earned income: Won 5 million
Garth Moon	Total remuneration: Won 1,433 million Salary: Won 662 million Bonus: Won 727 million Other earned income: Won 44 million
Sung Won Suh	Total remuneration: Won 1,416 million Salary: Won 700 million Bonus: Won 710 million Other earned income: Won 6 million
Yong-Seop Yum	Total remuneration: Won 1,022 million Salary: Won 515 million Bonus: Won 505 million Other earned income: Won 2 million

4.       Stock Options Granted and Exercised

A.                   Stock Options Granted to Directors and Auditors

(As of December 31, 2019)
Classification	Number of Directors	Fair Value of Stock Options (millions of Won)	Remarks
Inside Directors	3	325	-
Independent Directors	1	-	-
Audit Committee Members	4	-	-
Total	8	-	-

B.               Stock Options Granted and Exercised

(As of December 31, 2019)	(Unit: in Won and shares)
Grantee	Relationship with the Company	Date of Grant	Method of Grant	Changes			Unexercised Number of Shares	Exercise Period	Exercise Price
				Granted	Exercised	Canceled
Jung Ho Park	Inside Director	March 24, 2017	Issuance of treasury stock, cash settlement	22,168	-	-	22,168	March 25, 2019 – March 24, 2022	246,750
Jung Ho Park	Inside Director	March 24, 2017	Issuance of treasury stock, cash settlement	22,168	-	-	22,168	March 25, 2020 – March 24, 2023	266,490
Jung Ho Park	Inside Director	March 24, 2017	Issuance of treasury stock, cash settlement	22,168	-	-	22,168	Mach 25, 2021 – March 24, 2024	287,810
Young Sang Ryu	Inside Director	February 20, 2018	Issuance of treasury stock, cash settlement	1,358	-	-	1,358	February 21, 2020 – February 20, 2023	254,120

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Young Sang Ryu	Inside Director	March 26, 2019	Issuance of treasury stock, cash settlement	1,734	-	-	1,734	March 27, 2021 – March 26, 2024	254,310
Seong Ho Ha	Unregistered Officer	February 22, 2019	Issuance of treasury stock, cash settlement	1,369	-	-	1,369	February 23, 2021 – February 22, 2024	265,260
Hyoung Il Ha	Unregistered Officer	February 22, 2019	Issuance of treasury stock, cash settlement	1,564	-	-	1,564	February 23, 2021 – February 22, 2024	265,260
Jin Hyo Park	Unregistered Officer	February 22, 2019	Issuance of treasury stock, cash settlement	1,300	-	-	1,300	February 23, 2021 – February 22, 2024	265,260
Poong Young Yoon	Unregistered Officer	February 22, 2019	Issuance of treasury stock, cash settlement	1,244	-	-	1,244	February 23, 2021 – February 22, 2024	265,260

*              Includes stock options of unregistered officers.

                 Related Party Transactions

1.       Line of Credit Extended to the Largest Shareholder and Related Parties

(As of December 31, 2019)				(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
SK Wyverns	Affiliate	Long-term and short-term loans	407	—	204	203	—	—

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2.       Transfer of Assets to/from the Largest Shareholder and Related Parties and Other Transactions

Purchase and Dispositions of Investments

(As of December 31, 2019)	(Unit: in millions of Won)

Name (Corporate name)	Relationship	Details					Remarks
		Type of investment	Change
			Beginning	Increase	Decrease	Ending
SK Telecom TMT Investment Corp.	Affiliate	Equity	—	33,834	—	33,834	Newly Established
SE ASIA INVESTMENT PTE. LTD.	Affiliate	Equity	111,000	113,470	—	224,470	Capital increase
Atlas Investment	Affiliate	Equity	99,874	28,046	—	127,920	Capital increase

Purchase and Disposition of Securities

- On January 3, 2020, subsequent to the reporting period, SK Telecom completed its acquisition of a 100% interest in SK Stoa (3,631,355 shares) from SK Broadband.

Transfer of Assets

(Unit: in millions of Won)
		Details of Transfer
						Transaction Amount
Counterparty	Relationship with Counterparty	Type	Date of Transaction	Purpose	Subject of Transfer	Purchase	Sale
Eleven Street	Affiliate	Sale	March 25, 2019	Transfer of assets	Computer software	-	1,777
PS&Marketing	Affiliate	Sale	February 14, 2019	Disposal of agent assets	Equipment	-	104
ADT CAPS	Affiliate	Sale	July 30, 2019	Transfer of assets	Computer software	-	318
Total						-	2,199

* In accordance with applicable disclosure requirements, transactions of less than Won 100 million are omitted.

3.       Transactions with the Largest Shareholder and Related Parties

(Unit: in millions of Won)
Counterparty	Relationship with Counterparty	Type	Transaction Period	Transaction Details	Transaction Amount
PS&Marketing	Affiliate	Purchase	January 1, 2019 – December 31, 2019	Marketing fees, etc.	1,596,646

4.       Related Party Transactions

(Unit: in millions of Won)
Counterparty	Contract Contents	Contract Date	Contract Amount	Note
SK Planet	59.8% equity stake in SK Planet’s Pangyo building	Aug. 30, 2019	77,860	-Real estate purchase

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See note 28 of the notes to the Company’s unaudited consolidated financial statements attached hereto for more information regarding related party transactions.

5.       Other Related Party Transactions (excluding Transactions with the Largest Shareholder and Related Parties listed above)

A.      Provisional Payment and Loans (including loans on marketable securities)

(As of December 31, 2019)				(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Baekmajang and others	Agency	Long-term and short-term loans	61,787	111,242	107,349	65,680	—	—
Daehan Kanggun BCN Inc.	Investee	Long-term loans	22,148	—	—	22,148	—	—

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                       Other Information Relating to the Protection of Investors

1.       Developments in the Items Mentioned in Prior Reports on Important Business Matters

A.      Summary Minutes of the General Meeting of Shareholders

Date	Agenda	Resolution
34th Fiscal Year Meeting of Shareholders (March 21, 2018)

1.  Approval of the financial statements for the year ended December 31, 2017

2.  Award of stock options

3.  Election of directors

  Election of an inside director
  Election of an independent director

4.  Election of an independent director as Audit Committee member

5.  Approval of remuneration limit for directors

Approved (Cash dividend, Won 9,000 per share) Approved Approved (Young Sang Ryu) Approved (Youngmin Yoon) Approved (Youngmin Yoon) Approved (Won 12 billion)
35th Fiscal Year Meeting of Shareholders (March 26, 2019)

1.  Approval of the financial statements for the year ended December 31, 2018

2.  Amendments to Articles of Incorporation

3.  Approval of award of stock options

4.  Award of stock options

5.  Election of an independent director

6.  Election of an independent director as Audit Committee member

7.  Approval of remuneration limit for directors

Approved (Cash dividend, Won 9,000 per share) Approved Approved Approved Approved (Seok-Dong Kim) Approved (Seok-Dong Kim) Approved (Won 12 billion)
36th Fiscal Year Meeting of Shareholders (March 26, 2020)

1.  Approval of the financial statements for the year ended December 31, 2019

2.  Amendments to Articles of Incorporation

3.  Award of stock options

4.  Election of directors

  Election of an inside director
  Election of a non-executive director
  Election of an independent director
  Election of an independent director
  Election of an independent director

5.  Election of an independent director as Audit Committee member

  Election of an independent director as Audit Committee member
  Election of an independent director as Audit Committee member

6.  Approval of remuneration limit for directors

7.  Amendment of remuneration policy for executives

Approved (Cash dividend, Won 9,000 per share)

Approved

Approved

Approved (Jung Ho Park)

Approved (Dae Sik Cho)

Approved (Yong-Hak Kim)

Approved (Junmo Kim)

Approved (Jung Ho Ahn)

Approved (Yong-Hak Kim)

Approved (Jung Ho Ahn)

Approved (Won 12 billion)

Approved

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2.       Contingent Liabilities

A.      Legal Proceedings

[SK Telecom]

As of December 31, 2019, the Company is involved in various pending legal proceedings and the provisions recognized for these proceedings are not material. The management of the Company has determined that there are currently no present obligations in connection with proceedings for which no provision has been recognized. The management has also determined that the outcome of these proceedings will not have a significant impact on the Company’s financial position and operating performance.

A lawsuit brought by Nonghyup Bank against SK Planet, a subsidiary of the Company, regarding the validity of a credit card partnership agreement has been resolved by the parties through mediation in the previous reporting period. Pursuant to the results of the mediation, the partnership agreement between SK Planet and Nonghyup Bank will stay in effect until April 2021, and SK Planet will be responsible for settlement of fees related to customer transactions until September 2021, which is the last expiration date of the cards issued. SK Planet has determined that the partnership agreement and related agreements meet the definition of an onerous contract under K-IFRS 1037 and recognized its best estimate of the payment amount necessary to discharge its present obligations as of the end of the reporting period as current and non-current provisions in the amount of Won 32,104 million and Won 18,018 million, respectively.

[SK Broadband]

As of December 31, 2019, there were 16 pending lawsuits against SK Broadband (aggregate amount of claims of Won 8,714 million), and provisions in the amount of Won 6,696 million in connection with such lawsuits were recognized.

[SK Planet]

As of December 31, 2019, there were two pending lawsuits against SK Planet (aggregate amount of claims of Won 250 million). The management cannot reasonably predict the outcome of these cases, and no amount in connection with these proceedings was recognized on the Company’s financial statements.

[Eleven Street]

As of December 31, 2019, there were two pending lawsuits against Eleven Street (aggregate amount of claims of Won 110 million). The management cannot reasonably predict the outcome of these cases, and no amount in connection with these proceedings was recognized on the Company’s financial statements.

[ADT CAPS]

As of December 31, 2019, there were 17 pending lawsuits against ADT CAPS (aggregate amount of claims of Won 1,828 million), and provisions in the amount of Won 861 million in connection with such lawsuits were recognized.

B.      Other Contingent Liabilities

[SK Telecom]

None.

[SK Broadband]

SK Broadband has entered into revolving credit facilities with a limit of Won 148.1 billion with three financial institutions including KEB Hana Bank in relation to its loans.

In connection with public offerings of notes, SK Broadband is subject to certain restrictions with respect to its debt ratio, third party payment guarantees and other limitations on liens.

SK Broadband has provided “geun” mortgage amounting to Won 4,013 million to others, including Seodaemun Guksa, on a part of the Company’s buildings in connection with the leasing of the buildings.

72

SK Broadband has entered into a leased line contract and a resale contract for fixed-line telecommunication services with SK Telecom.

Seoul Guarantee Insurance Company has provided a performance guarantee of Won 29,255 million to SK Broadband in connection with the performance of certain contracts and the repair of any defects.

KB Kookmin Bank has provided a payment guarantee of Won 700 million to SK Broadband in connection with its e-commerce business.

[SK Planet]

As of December 31, 2019, SK Planet has entered into revolving credit facilities of up to Won 17 billion with Shinhan Bank and KEB Hana Bank.

As of December 31, 2019, Seoul Guarantee Insurance Company and KEB Hana Bank have provided guarantees of Won 2,429 million in total to SK Planet in connection with the performance of certain contracts and curing of defects.

[Life & Security Holdings]

Life & Security Holdings has provided shares of ADT CAPS, CAPSTEC and ADT SECURITY as collateral for long-term borrowings with total face value of Won 1,900 billion.

[ADT CAPS]

As of December 31, 2019, ADT CAPS has entered into the following agreements with financial institutions, including loan agreements:

(Unit: in millions of Won)
Financial Institution	Type of Loan	Line of Credit	Amount Borrowed
KEB Hana Bank	Revolving credit	20,000	5,000
Shinhan Bank	Revolving credit	15,000	15,000

As of December 31, 2019, ADT CAPS has been provided with the following material payment guarantees by other parties:

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Defect performance guarantee	67,208

As of December 31, 2019, ADT CAPS has entered into an accounts receivable-backed loan agreement with a credit limit of Won 58,000 million (of which ADT Caps has borrowed Won 40,352 million) and a letter of credit of Won 2,000 million with KEB Hana Bank in order to make purchase payments. In addition, ADT CAPS has entered into an accounts receivable-backed loan agreement with a credit limit of Won 65,000 million (of which ADT Caps has borrowed Won 8,330 million) with Kookmin Bank.

[Dreamus Company]

As of December 31, 2019, Seoul Guarantee Insurance Company has provided a guarantee of Won 152 million in connection with the performance, prepayment and curing of defects under certain contracts related to product development.

Dreamus Company has entered into agreements with certain domestic and foreign companies for the implementation of designs and technologies in connection with product manufacturing, pursuant to which it is paying certain fees for the revenues generated from applicable products and the use of patents. In addition, Dreamus Company has entered into an agreement with a Japanese company to obtain certain commercial rights, pursuant to which it pays portrait right fees and planning and operating fees in connection with revenues generated from such commercial rights. The aggregate amount of such fees were Won 4,639 million and Won 6,436 million as of December 31, 2019 and 2018, respectively, which were included in its cost of sales and selling and administrative expenses.

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[SK Infosec]

SK Infosec has issued a blank note to SK Holdings as collateral in connection with a contract performance guarantee.
3.       Status of Sanctions, etc.

[SK Telecom]

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Mar. 21, 2017	Korea Communications Commission (“KCC”)	SK Telecom	Decision of 14th KCC Meeting of 2017 - Correctional order - Fine of Won 794 million

Payment of subsidies exceeding 115% limit and inducement of payment of discriminatory subsidies by dealers in connection with recruiting foreign customers (Articles 4-5, 3-1(1) and 9-3 of the Mobile Device Distribution Improvement Act (“MDDIA”))

					Decision confirmed; fine paid; correctional order implemented	Immediately ceased such activities; provided training at regional local marketing headquarters
Dec. 6, 2017	KCC	SK Telecom	Decision of 43rd KCC Meeting of 2017 - Correctional order

Refusal, delay or omission of termination of high-speed Internet and bundled services upon customers’ request without just cause; request by customer representative to cancel termination or induce contract renewal against customers’ express intent  (Article 50-1(5) of the Telecommunications Business Act and Article 42-1(5) of the Enforcement Decree)

					Decision confirmed; fine paid; correctional order implemented	Immediately ceased such activities; implemented improvements to work procedures
Jan. 24, 2018	KCC	SK Telecom	Decision of 5th KCC Meeting of 2018 - Correctional order - Fine of Won 21.1 billion	Payment of subsidies exceeding 115% limit by dealers; payment of discriminatory subsidies by dealers; inducement of such payments (Articles 4-5, 3-1(1) and 9-3 of the MDDIA)	Decision confirmed; fine paid; correctional order implemented	Immediately ceased such activities; provided notice of plan for implementation of correctional order to marketing personnel; revised standard agreement and reinforced supervision
Jan. 24, 2018	KCC	SK Telecom	Decision of 5th KCC Meeting of 2018 - Correctional order - Fine of Won 223.4 million	Payment of excessive subsidies contradictory with disclosure for recruitment of corporate customers (Article 4-4 of the MDDIA)	Decision confirmed; fine paid; correctional order implemented	Immediately ceased such activities; provided notice of plan for implementation of correctional order to marketing personnel; provided training and reinforced supervision of corporate business
Jan. 24, 2018	KCC	SK Telecom	Decision of 5th KCC Meeting of 2018 - Correctional order - Fine of Won 27 million	Payment of subsidies exceeding 115% limit by Samsung Electronics; payment of discriminatory subsidies by Samsung Electronics; inducement of such payments (Articles 4-5, 3-1(1) and 9-3 of the MDDIA)	Decision confirmed; fine paid; correctional order implemented	Immediately ceased such activities; provided notice of plan for implementation of correctional order to marketing personnel; provided training and reinforced supervision
Sept. 2, 2018	Korea Fair Trade Commission	SK Telecom, former director	Sept. 12, 2018 decision by Seoul Central District Court - SK Telecom: Fine of Won 50 million - Former director: Sentence of 6 months of imprisonment (2 years of probation)

Abuse of bargaining power in transferring visiting salespeople against the intent of the head of the sales office that contracted with such salespeople (Articles 70, 67-2 and 23-1(4) of the Monopoly Regulation and Fair Trade Act; Article 30 of the Criminal Code)

					Decision confirmed; fine paid	Provided training (twice a year); implemented compliance program for employees and executives
Mar. 20, 2019	KCC	SK Telecom	Decision of 14th KCC Meeting of 2019 - Correctional order - Fine of Won 975 million

Payment of subsidies exceeding 115% limit by dealers; payment of discriminatory subsidies by dealers; inducement of such payments in connection with operation of online business channels (Articles 4-5, 3-1(1) and 9-3 of the MDDIA)

					Decision confirmed; fine paid; correctional order implemented	Immediately ceased such activities; implemented compliance monitoring of online sales guidelines; revised online request system
June 26, 2019	KCC	SK Telecom	Decision of 31st KCC Meeting of 2019 - Correctional order - Fine of Won 231 million	Refusal or delay of termination of user contract without just cause (Article 50-1(5) of the Telecommunications Business Act; Article 42-1(5) of the Enforcement Decree)	Decision confirmed; payment of fine and implementation of correctional order pending	Addressed issues discovered during investigation, such as outbound contact with customers regarding termination without customer consent
July 9, 2019	KCC	SK Telecom	Decision of 33rd KCC Meeting of 2019 - Correctional order - Fine of Won 1.5 million	Failure to maintain subsidies without change for a minimum period of seven days (Article 4-3 of the MDDIA)	Decision confirmed; report on implementation of correctional order completed and payment of fine pending	Implemented improvements to work procedures (announce subsidies separately from public announcements on official website in case of notice of subsidies during pre-order period)

74

[SK Broadband]

(1)          Violation of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc.

-           Date: July 13, 2017

-          Sanction: SK Broadband was imposed a fine of Won 12 million for breach of restrictions on transmission of advertising information for profit.

-          Reason and the Relevant Law:  Violated Articles 50-1, 50-4 and 76 of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc. and Article 74 of     its Enforcement Decree for electronic transmission of advertisements without prior consent of the recipient.

-          Status of Implementation: Implemented improvements to advertisement transmission related activity and paid the fine in July 2017.

-          Company’s Measures: Implement improvements to advertisement transmission related activity.

(2)          Violation of the Telecommunications Business Act

-          Date: December 6, 2017

-          Sanction: SK Broadband received a correctional order (corrective measures for damaging users’ interests in relation to high speed Internet products and gifts).

-          Reason and the Relevant Law: Violated Article 50-1 Paragraph 5 of the Telecommunications Business Act and Article 42-1 of its Enforcement Decree by providing telecommunications services in a manner   different from the terms and conditions of use.

-          Status of Implementation: Made an official announcement about having received the correctional order and paid the fine.

-          Company’s Measures: Implement the correctional order and pay the fine.

(3)          Violation of the Telecommunications Business Act

-           Date: December 8, 2017

-          Sanction: SK Broadband received a correctional order to amend its business report for the year ended December 31, 2016 to correct errors and submit it to the MSIT, and was imposed a fine of Won 123 million.

-          Reason and the Relevant Law: Violated Article 49 of the Telecommunications Business Act by failing to prepare and submit the Telecommunications Business Report for the year ended December 31, 2016   in  compliance with the requirements under the Regulations on Accounting and Reporting of Telecommunications Businesses and the Accounting Classification Standards of Telecommunications Businesses, as   such report contained errors in the classification of assets, income and expenses.

-          Status of Implementation: Submitted the amended business report and paid the fine.

-          Company’s Measures: Improve work procedures to prevent errors in the future.

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(4)          Violation of the Telecommunications Business Act

-          Date: October 12, 2018

-          Sanction: SK Broadband received a correctional order (corrective measures for violation of the Telecommunications Business Act related to representative phone number card payment services).

-          Reason and the Relevant Law: Violated Article 50-1 Paragraph 5(2) of the Telecommunications Business Act and Article 42-1 of its Enforcement Decree by failing to explain or disclose or     misrepresenting important matters to users such as rates, contract conditions or rate discounts.

-          Status of Implementation: Made an official announcement about having received the correctional order and paid the fine.

-          Company’s Measures: Implement the correctional order and pay the fine.

(5)          Violation of the Telecommunications Business Act

-          Date: December 21, 2018

-          Sanction: SK Broadband received a correctional order to amend its business report for the year ended December 31, 2017 to correct errors and submit it to the MSIT, and was imposed a fine of Won 164 million.

-          Reason and the Relevant Law: Violated Article 49 of the Telecommunications Business Act by failing to prepare and submit the Telecommunications Business Report for the year ended December 31, 2017 in compliance with the requirements under the Regulations on Accounting and Reporting of Telecommunications Businesses and the Accounting Classification Standards of Telecommunications Businesses, as such report contained errors in the classification of assets, income and expenses.

-          Status of Implementation: Submitted the amended business report and paid the fine.

-          Company’s Measures: Improve work procedures to prevent errors in the future.

(6)          Violation of the Telecommunications Business Act

-          Date:  February 25, 2019

-          Sanction: SK Broadband received a correctional order and was imposed a fine of Won 2.8 million (for violation of the Telecommunications Business Act related to a misrepresentation of statistics).

-          Reason and the Relevant Law: Violated Article 88-1, Article 92-1 and Article 104-5(17) of the Telecommunications Business Act by failing to accurately report the number of high-speed Internet subscribers.

-          Status of Implementation: Submitted plans for implementation of correctional order, including improvement of relevant business procedures.

-          Company’s Measures: Implement the correctional order and pay the fine.

76

(7)          Violation of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc.

-           Date: March 15, 2019

-          Sanction: SK Broadband was imposed a fine of Won 4.8 million for breach of restrictions on rendering information transmission services.

-          Reason and the Relevant Law: Violated Articles 50-4 and 76 of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc. and Article 74 of its Enforcement   Decree by failing to establish service rejection procedures against spammers.

-           Status of Implementation: Implemented improvements to advertisement transmission related activities and paid the fine (April 2018).

-          Company’s Measures: Implement procedures for denying services to spammers.

(8)          Violation of the Telecommunications Business Act

-          Date: June 26, 2019

-           Sanction: SK Broadband received a correctional order (corrective measures for damaging users’ interests by restricting termination of high-speed Internet and bundled services).

-           Reason and the Relevant Law: Violated Article 50-1(5) of the Telecommunications Business Act and Article 42-1(5) of its Enforcement Decree by delaying, rejecting or restricting termination of user contracts   without just cause.

-          Status of Implementation: Made an official announcement about having received the correctional order, improved operating procedures and paid the fine (Won 165 million).

-          Company’s Measures: Implement the correctional order and pay the fine.

(9)          Collusive bidding

-          Date: July 29, 2019

-           Sanction: SK Broadband received a correctional order (for unjustly restricting competition while participating in a bid for a public sector-only circuit project of public agencies) and was imposed a fine of Won 32.7   million. However, SK Broadband was ultimately exempted from both the correctional order and the fine.

-           Reason and the Relevant Law: Violated Article 19-1(3), Article 19-1(8) and Article 22-2(1)(2) of the Monopoly Regulation and Fair Trade Act, and Article 33 and Article 35-1 of its Enforcement Decree   by substantially restricting competition in a bidding process for a public sector-only circuit project by agreeing on the winning bidder, bidding participants and the bidding price in advance. SK Broadband was the   first to voluntarily report the act of collusion and was granted exemption from applicable sanctions.

-          Status of Implementation: Not applicable due to exemption.

-           Company’s Measures: Conduct legal education regarding collusive bidding (July 1, 2019 to July 19, 2019) and establish measures to prevent recurrence, including an internal reporting channel related to collusion   and a fast-track system for legal advice on related matters.

77

(10)        Restriction on bidding eligibility

-           Date: September 30, 2019

-          Sanction: SK Broadband was prohibited from bidding in public sector auctions for six months.

-          Reason and the Relevant Law: Violated Article 76-1 of the Enforcement Decree of the Act on Contracts to which the State is a Party by engaging in collusive bidding in public sector-only circuit project auctions   from 2015 to 2017.

-          Status of Implementation: Administrative proceedings are ongoing, and the prohibition has been stayed until 30 days after the conclusion of such proceedings in accordance with an injunction granted on October   15, 2019.

-           Company’s Measures: Conduct legal education regarding collusive bidding (July 1, 2019 to July 19, 2019) and establish measures to prevent recurrence, including an internal reporting channel related to collusion   and a fast-track system for legal advice on related matters.

(11)        Collusive bidding in auction for selection of mobile message service provider

-           Date: November 29, 2019

-          Sanction: SK Broadband received a correctional order (for unjustly restricting competition while participating in a bid to be selected as a mobile message service provider for the Public Procurement Service) and   was imposed a fine of Won 188 million.

-          Reason and the Relevant Law: Violated Article 19-1(8), Article 21, Article 22, Article 22-2(1)(2), Article 55-3 of the Monopoly Regulation and Fair Trade Act and Article 9, Article 33, Article 35-1, Article 61   and Appendix 2 of its Enforcement Decree by substantially restricting competition in an auction for selection of a mobile message service provider by agreeing on the winning bidder in advance, and   either intentionally participating or restraining from participating in the bid so that such agreed-upon bidder can win the bid. SK Broadband was the second to voluntarily report the act of collusion and was granted a   reduction in fine from Won 301 million to Won 188 million.

-           Status of Implementation: Paid the fine.

-           Company’s Measures: Conduct legal education regarding collusive bidding (July 1, 2019 to July 19, 2019) and establish measures to prevent recurrence, including an internal reporting channel related to collusion   and a fast-track system for legal advice on related matters.

[SK Planet]

(1)          Violation of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc.

-           Date: April 10, 2017

-          Sanction: SK Planet received and paid a fine of Won 10 million for breaching of protective measures for personal information rule by not conducting additional measures for security apart from requesting ID and   password with a merchant management system under IMPAY service, which was disclosed during a survey on personal information protection carried out by the KCC in August 2016.

-           Reason and the Relevant Law:  Violated Article 28 of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc. (Protective Measures for Personal Information).

-          Company’s Measures: Implemented an additional authentication procedure (OTP authentication) to the merchant management system / implemented additional internal training and improved management to   prevent its recurrence.

(2)          Violation of the Foreign Exchange Transactions Act

-           Date: April 27, 2018

-          Sanction: SK Planet paid a fine of Won 10 million for failing to pre-register its Payment Gateway business, as required by a change in applicable law.

-           Reason and the Relevant Law:  Violated Article 8-1 of the Foreign Exchange Transactions Act.

-           Company’s Measures: Engage in close monitoring to avoid future recurrences of violation.

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[SK Telink]

(1)    Violation of the Telecommunications Business Act

-          Date:  October 12, 2018

-           Sanction:  SK Telink received a correctional order and a fine of Won 55.4 million.

-           Reason and the Relevant Law:  Violated Article 50-1, Paragraph 5 of the Telecommunications Business Act and Article 42-1 of the related Enforcement Decree by failing to explain or notify of the availability of a   similar service that is relatively cheaper before entering into “representative number service” (a fixed-line telephone credit card payment service) contracts with VAN operators after October 2012.

-          Status of Implementation:  Ceased the prohibited practice, disclosed the receipt of the correctional order in the press (December 2018) and paid the fine (December 2018).

-          Company’s Measures: Improve operating procedures to prevent its recurrence.

[Eleven Street]

(1)    Violation of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc.

-           Date: April 10, 2017

-          Sanction: Eleven Street received and paid a fine of Won 10 million for breaching regulations on personal information protection by not conducting additional measures for security apart from requesting ID   and password with a merchant management system under IMPAY service, which was disclosed during an audit on personal information protection carried out by the KCC in August 2016.

-           Reason and the Relevant Law: Violated Article 28 of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc. (Protective Measures for Personal Information).

-          Company’s Measures: Implemented an additional authentication procedure (OTP authentication) to the merchant management system / implemented additional internal training and improved management to   prevent its recurrence.

79

4.       Use of Direct Financing

A.            Use of Proceeds from Public Offerings

[SK Telecom]

(Unit: in millions of Won)

Category	Bond Series	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
			Use	Amount	Use	Amount
Corporate bond	77th	October 22, 2019	Working capital	400,000	Working capital	400,000	—
Corporate bond	76th	July 29, 2019	Working capital	200,000	Working capital	200,000	—
Corporate bond	76th	July 29, 2019	Repayment of debt	200,000	Repayment of debt	200,000	—
Corporate bond	75th	March 6, 2019	Frequency usage right payments	400,000	Frequency usage right payments	400,000	—
Corporate bond	74th	September 17, 2018	Frequency usage right payments	220,000	Frequency usage right payments	220,000	—
Corporate bond	74th	September 17, 2018	Repayment of debt	80,000	Repayment of debt	80,000	—
Corporate bond	73rd	February 20, 2018	Working capital	300,000	Working capital	300,000	—
Corporate bond	73rd	February 20, 2018	Repayment of debt	200,000	Repayment of debt	200,000	—
Corporate bond	72nd	November 10, 2017	Working capital	20,000	Working capital	20,000	—
Corporate bond	72nd	November 10, 2017	Repayment of debt	260,000	Repayment of debt	260,000	—
Corporate bond	71st	April 25, 2017	Working capital	30,000	Working capital	30,000	—
Corporate bond	71st	April 25, 2017	Repayment of debt	340,000	Repayment of debt	340,000	—

80

[SK Broadband]

(Unit: in millions of Won)

Category	Bond Series	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
			Use	Amount	Use	Amount
Corporate bond	Series 44	February 3, 2017	Repayment of debt (100,000)	150,000	Repayment of commercial paper	100,000	—
Corporate bond	Series 44	February 3, 2017	Facility funds (50,000)		Payment for equipment (set-top boxes, modems, etc.)	50,000	—
Corporate bond	Series 45-1	October 11, 2017	Repayment of debt (120,000 / 50,000)	30,000	- Repayment of Corporate Bond – Series 37-2 (120,000) - Repayment of commercial paper	170,000	—
Corporate bond	Series 45-2	October 11, 2017		140,000			—
Corporate bond	Series 46-1	February 1, 2018	Repayment of debt (50,000 / 50,000 / 50,000)	70,000	Repayment of commercial paper (50,000 / 50,000 / 50,000)	150,000	—
Corporate bond	Series 46-2	February 1, 2018		80,000			—
Corporate bond	Series 47-1	March 26, 2018	Repayment of debt (210,000)	50,000	Repayment of Corporate Bond – Series 38-2 (210,000)	210,000	—
Corporate bond	Series 47-2	March 26, 2018		160,000			—
Corporate bond	Series 48-1	September 24, 2019	- Repayment of debt (180,000 / 6,200) - Working capital (44,300)	80,000	- Repayment of Corporate Bond – Series 39 (130,000) - Repayment of Corporate Bond – Series 43-1 (50,000) - Repayment of loan from Korea Development Bank (6,200) - CPS fees for three terrestrial broadcasters (-)	186,200

- Delay in payment of CPS fees due to delay in execution of contract with the three terrestrial broadcasters

- Unused balance has been deposited with financial institutions as financial instruments, and is expected to be paid after execution of contract in first half of 2020

Corporate bond	Series 48-2	September 24, 2019		100,000
Corporate bond	Series 48-3	September 24, 2019		50,000

* Commercial papers and foreign bonds that do not require securities reports in Korea have been omitted.

81

B.           Use of Proceeds from Private Offerings

[Dreamus Company]

(As of December 31, 2019)			(Unit: in millions of Won)
Classification	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
		Use	Amount	Use	Amount
Capital increase through third-party allotment (No. 3)	August 29, 2017	Expansion of new businesses	65,000	Acquisition of equity interest in Life Design Company Inc.; acquisition of supply and distribution rights of music records/digital contents; acquisition of equity interest and investment in Groovers	65,000	—
Capital increase through third-party allotment (No. 4)	August 10, 2018	Strengthening of contents business and establishment of infrastructure related to music industry	70,000	Operating expenses for music business and investment in contents	48,215	A portion of proceeds remain unused as of December 31, 2019

82

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

(Registrant)

By: /s/ Jeong Hwan Choi

(Signature)

Name:               Jeong Hwan Choi

Title:               Senior Vice President

Date: April 29, 2020

83

SK TELECOM CO., LTD .

Separate Financial Statements

December 31, 2019 and 2018

(With Independent Auditors’ Report Thereon)

84

85

SK TELECOM CO., LTD.
Separate Statements of Financial Position

As of December 31, 2019 and December 31, 2018

(In millions of won)
	Note		December 31, 2019	December 31, 2018

Assets
Current Assets:
Cash and cash equivalents	33,34	~~W~~ 	497,282	877,823
Short-term financial instruments	5,33,34		234,000	99,000
Short-term investment securities	9,33,34		31,920	47,849
Accounts receivable - trade, net	6,33,34,35		1,479,971	1,354,260
Short-term loans, net	6,33,34,35		57,751	54,336
Accounts receivable - other, net	3,6,33,34,35,36		507,680	518,451
Contract assets	8		7,173	1,689
Prepaid expenses	3,7		1,970,982	1,688,234
Guarantee deposits	6,33,34,35		73,345	-
Inventories, net			11,125	22,079
Prepaid income taxes	30		70,528	-
Derivative financial assets	18,33,34		26,253	-
Advanced payments and others	6,33,34		43,353	15,657
			5,011,363	4,679,378

Non-Current Assets:
Long-term financial instruments	5,33,34		382	382
Long-term investment securities	9,33,34		510,633	410,672
Investments in subsidiaries, associates and joint ventures	10		10,578,158	10,188,914
Property and equipment, net	3,11,35		8,264,888	6,943,490
Goodwill	12		1,306,236	1,306,236
Intangible assets, net	3,13		3,461,152	4,010,864
Long-term loans, net	6,33,34,35		7,474	7,236
Long-term accounts receivable - other	3,6,33,34,36		332,220	274,053
Long-term contract assets	8		23,724	5,842
Long-term prepaid expenses	3,7		1,134,749	753,181
Guarantee deposits	6,33,34,35		108,141	184,887
Long-term derivative financial assets	18,33,34		99,998	50,805
Defined benefit assets	17		-	31,834
Other non-current assets			249	249
			25,828,004	24,168,645

		~~W~~ 	30,839,367	28,848,023

See accompanying notes to the separate financial statements.

86

SK TELECOM CO., LTD.
Separate Statements of Financial Position, Continued

As of December 31, 2019 and December 31, 2018

(In millions of won)
	Note		December 31, 2019	December 31, 2018

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable - other	33,34,35	~~W~~ 	2,266,958	1,622,744
Contract liabilities	8		88,257	46,075
Withholdings	33,34		685,822	696,790
Accrued expenses	33,34		793,669	664,286
Income tax payable	30		-	162,609
Provisions	16		50,912	49,303
Current installments of long-term debt, net	14,33,34,37		520,292	512,377
Lease liabilities	3,33,34,35,37		207,710	-
Current installments of long-term payables - other	15,33,34,37		423,839	423,884
Other current liabilities	33,34		20,019	-
			5,057,478	4,178,068

Non-Current Liabilities:
Debentures, excluding current installments, net	14,33,34,37		5,900,829	5,222,865
Long-term borrowings, excluding current installments, net	14,33,34,37		19,777	31,764
Long-term payables - other	15,33,34,37		1,544,699	1,939,082
Long-term contract liabilities	8		11,342	8,358
Long-term derivative financial liabilities	18,33,34,37		-	1,107
Long-term lease liabilities	3,33,34,35,37		203,179	-
Long-term provisions	16		16,359	12,483
Deferred tax liabilities	3,30		644,754	523,732
Defined benefit liabilities	17		25,093	-
Other non-current liabilities	33,34		26,118	43,077
			8,392,150	7,782,468

Total Liabilities			13,449,628	11,960,536

Shareholders’ Equity:
Share capital	1,19		44,639	44,639
Capital surplus and others	19,20,21,22		715,619	415,324
Retained earnings	3,23,24		16,678,787	16,467,789
Reserves	25		(49,306)	(40,265)
Total Shareholders’ Equity			17,389,739	16,887,487

		~~W~~ 	30,839,367	28,848,023

See accompanying notes to the separate financial statements.

87

SK TELECOM CO., LTD.
Separate Statements of Income

For the years ended December 31, 2019 and 2018

(In millions of won)	Note		2019	2018

Operating revenue:	26,35
Revenue		~~W~~ 	11,416,215	11,705,639

Operating expenses:	35
Labor			783,124	684,777
Commissions	3,7		4,419,953	4,454,763
Depreciation and amortization	3		2,672,597	2,324,509
Network interconnection			565,084	606,452
Leased lines			213,753	276,699
Advertising			154,124	169,003
Rent	3		223,439	445,122
Cost of goods sold			479,605	500,119
Others	27		954,427	936,701
			10,466,106	10,398,145

Operating profit			950,109	1,307,494

Finance income	29		615,589	279,059
Finance costs	3,29		(270,795)	(255,455)
Other non-operating income	28		78,212	41,265
Other non-operating expenses	28		(119,075)	(149,817)
Loss on investments in subsidiaries, associates and joint ventures, net	10		(68,550)	(1,302)
Profit before income tax			1,185,490	1,221,244

Income tax expense	30		205,152	287,342

Profit for the year		~~W~~ 	980,338	933,902

Earnings per share:	31
Basic and diluted earnings per share (in won)		~~W~~ 	13,399	13,000

See accompanying notes to the separate financial statements.

88

SK TELECOM CO., LTD.
Separate Statement of Comprehensive Income

For the years ended December 31, 2019 and 2018

(In millions of won)	Note		2019	2018

Profit for the year		~~W~~ 	980,338	933,902

Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	17		(40,720)	(16,354)
Valuation loss on financial assets at fair value through other comprehensive income	25,29		(13,972)	(102,454)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of derivatives	18,25,29		35,004	28,260
Other comprehensive loss for the year, net of taxes			(19,688)	(90,548)

Total comprehensive income		~~W~~ 	960,650	843,354

See accompanying notes to the separate financial statements.

89

SK TELECOM CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2019 and 2018

(In millions of won)
			Share capital	Capital surplus and others						Retained earnings	Reserves
	Note			Paid-in surplus	Treasury shares	Hybrid bonds	Share options	Other	Sub-total			Total equity
Balance, December 31, 2017		~~W~~ 	44,639	2,915,887	(2,260,626)	398,518	414	(682,298)	371,895	14,512,556	78,301	15,007,391
Impact of adopting K-IFRS No. 1115			-	-	-	-	-	-	-	1,723,985	-	1,723,985
Impact of adopting K-IFRS No. 1109			-	-	-	-	-	-	-	49,611	(58,389)	(8,778)
Balance, January 1, 2018		~~W~~ 	44,639	2,915,887	(2,260,626)	398,518	414	(682,298)	371,895	16,286,152	19,912	16,722,598
Total comprehensive income:
Profit for the year			-	-	-	-	-	-	-	933,902	-	933,902
Other comprehensive loss	17,18,25,29		-	-	-	-	-	-	-	(30,371)	(60,177)	(90,548)
			-	-	-	-	-	-	-	903,531	(60,177)	843,354
Transactions with owners:
Annual dividends	32		-	-	-	-	-	-	-	(635,482)	-	(635,482)
Interim dividends	32		-	-	-	-	-	-	-	(70,609)	-	(70,609)
Share option	22		-	-	-	-	593	-	593	-	-	593
Repayments of hybrid bonds	21		-	-	-	(398,518)	-	(1,482)	(400,000)	-	-	(400,000)
Proceeds from issuance of hybrid bonds	21		-	-	-	398,759	-	-	398,759	-	-	398,759
Interest on hybrid bonds	21		-	-	-	-	-	-	-	(15,803)	-	(15,803)
Business combination under common control			-	-	281,151	-	-	(237,074)	44,077	-	-	44,077
			-	-	281,151	241	593	(238,556)	43,429	(721,894)	-	(678,465)
Balance, December 31, 2018		~~W~~ 	44,639	2,915,887	(1,979,475)	398,759	1,007	(920,854)	415,324	16,467,789	(40,265)	16,887,487
Impact of adopting K-IFRS No. 1116	3		-	-	-	-	-	-	-	(25,229)	-	(25,229)
Balance, January 1, 2019		~~W~~ 	44,639	2,915,887	(1,979,475)	398,759	1,007	(920,854)	415,324	16,442,560	(40,265)	16,862,258
Total comprehensive income:
Profit for the year			-	-	-	-	-	-	-	980,338	-	980,338
Other comprehensive loss	17,18,25,29		-	-	-	-	-	-	-	(10,647)	(9,041)	(19,688)
			-	-	-	-	-	-	-	969,691	(9,041)	960,650
Transactions with owners:
Annual dividends	32		-	-	-	-	-	-	-	(646,828)	-	(646,828)
Interim dividends	32		-	-	-	-	-	-	-	(71,870)	-	(71,870)
Share option	22		-	-	-	-	295	-	295	-	-	295
Interest on hybrid bonds	21		-	-	-	-	-	-	-	(14,766)	-	(14,766)
Treasury shares sold	20		-	-	282,478	-	-	17,522	300,000	-	-	300,000
			-	-	282,478	-	295	17,522	300,295	(733,464)	-	(433,169)
Balance, December 31, 2019		~~W~~ 	44,639	2,915,887	(1,696,997)	398,759	1,302	(903,332)	715,619	16,678,787	(49,306)	17,389,739

See accompanying notes to the separate financial statements.

90

SK TELECOM CO., LTD.
Separate Statements of Cash Flows

For the years ended December 31, 2019 and 2018

(In millions of won)	Note		2019	2018

Cash flows from operating activities:
Cash generated from operating activities:
Profit for the year			980,338	933,902
Adjustments for income and expenses	37		2,793,813	2,863,632
Changes in assets and liabilities related to operating activities	37		(683,296)	510,379
			3,090,855	4,307,913
Interest received			28,388	35,456
Dividends received			525,045	177,490
Interest paid			(217,200)	(183,023)
Income tax paid			(311,680)	(372,808)
Net cash provided by operating activities			3,115,408	3,965,028

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term investment securities, net			16,217	-
Collection of short-term loans			107,996	110,261
Proceeds from disposals of long-term investment securities			223,619	189,083
Proceeds from disposal of investments in subsidiaries, associates and joint ventures			-	78,548
Proceeds from disposal of property and equipment			10,767	10,848
Proceeds from disposal of intangible assets			3,843	916
Collection of lease receivables			15,495	-
Sub-total			377,937	389,656
Cash outflows for investing activities:
Increase in short-term financial instruments, net			(135,000)	-
Increase in short-term investment securities, net			-	(5,000)
Increase in short-term loans			(111,686)	(109,915)
Acquisition of long-term investment securities			(321,124)	(990)
Acquisition of investments in subsidiaries and associates			(379,821)	(1,045,713)
Acquisition of property and equipment			(2,304,512)	(1,893,284)
Acquisition of intangible assets			(109,853)	(444,038)
Sub-total			(3,361,996)	(3,498,940)
Net cash used in investing activities		~~W~~ 	(2,984,059)	(3,109,284)

See accompanying notes to the separate financial statements.

91

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2019 and 2018

(In millions of won)	Note		2019	2018

Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from issuance of debentures		~~W~~ 	1,195,274	1,326,346
Cash inflows from settlement of derivatives			12,426	116
Proceeds from issuance of hybrid bonds			-	398,759
Proceeds from disposal of treasury shares			300,000	-
Sub-total			1,507,700	1,725,221
Cash outflows for financing activities:
Repayments of long-term borrowings			(12,882)	(12,770)
Repayments of hybrid bonds			-	(400,000)
Repayments of long-term payables - other			(425,349)	(302,867)
Repayments of debentures			(550,000)	(1,116,550)
Payments of cash dividends			(718,698)	(706,091)
Payments of interest on hybrid bonds			(14,766)	(15,803)
Cash outflows for settlement of derivatives			-	(29,213)
Repayments of lease liabilities			297,895	-
Sub-total			(2,019,590)	(2,583,294)
Net cash used in financing activities			(511,890)	(858,073)

Net decrease in cash and cash equivalents			(380,541)	(2,329)
Cash and cash equivalents at beginning of the year			877,823	880,583
Effects of exchange rate changes on cash and cash equivalents			-	(431)
Cash and cash equivalents at end of the year		~~W~~ 	497,282	877,823

See accompanying notes to the separate financial statements.

92

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

1.              Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Company mainly provides wireless telecommunications services in Korea. The head office of the Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2019, the Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	21,624,120	26.78
National Pension Service	8,982,136	11.12
Institutional investors and other shareholders	41,263,572	51.11
Kakao Co., Ltd.	1,266,620	1.57
Treasury shares	7,609,263	9.42
	80,745,711	100.00

2.               Basis of Preparation

These separate financial statements were prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent or an investor with joint control of or significant influence over an investee, in which the investments are accounted for at cost.

The separate financial statements were authorized for issuance by the Board of Directors on February 6, 2020, which will be submitted for approval at the shareholders’ meeting to be held on March 26, 2020.

(1)  Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the separate statement of financial position:

✓     derivative financial instruments measured at fair value;

✓     financial instruments measured at fair value through profit or loss (“FVTPL”);

✓     financial instruments measured at fair value through other comprehensive income (“FVOCI”);

✓     liabilities (assets) for defined benefit plans recognized at the net of the fair value of plan assets less the total present value of defined benefit obligations.

93

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

2.               Basis of Preparation, Continued

(2)  Functional and presentation currency

These separate financial statements are presented in Korean won, which is the currency of the primary economic environment in which the Company operates.

(3)  Use of estimates and judgments

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1) Critical judgments

Information about critical judgments in applying accounting policies that have most significant effects on the amounts recognized in the separate financial statements is included in note 4 for classification of lease.

2) Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: loss allowance (notes 6 and 34), estimated useful lives of costs to obtain a contract (notes 4 (22), and 7), property and equipment and intangible assets (notes 4 (7), (9), 11 and 13), impairment of goodwill (notes 4 (11) and 12), recognition of provision (notes 4 (17) and 16), measurement of defined benefit liabilities (notes 4 (16) and 17), and recognition of deferred tax assets (liabilities) (notes 4 (24) and 30).

3) Fair value measurement

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established policies and processes with respect to the measurement of fair values including Level 3 fair values, and the measurement of fair value is reviewed is directly reported to the finance executives.

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, are used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

2.               Basis of Preparation, Continued

(3)    Use of estimates and judgments, Continued

3) Fair value measurement, Continued

✓    Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

✓    Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

✓    Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in Note 34.

3.               Changes in accounting policies

The Company has initially adopted K-IFRS No. 1116 from January 1, 2019. A number of other amended standards are effective from January 1, 2019, but they do not have a material effect on the Company’s separate financial statements.

K-IFRS No. 1116, Leases

K-IFRS No. 1116 introduced a single, on-balance sheet accounting model for lessees. As a result, the Company, as a lessee, has recognized right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments. Lessor accounting remains similar to previous accounting policies.

The Company has applied K-IFRS No. 1116 from January 1, 2019 using the cumulative effect method with the effect of initially applying this standard as an adjustment to the opening balance of retained earnings as at January 1, 2019. Accordingly, the comparative information presented for 2018 has been presented, as previously reported, under K-IFRS No. 1017 and has not been restated. Details of the changes in accounting policies are disclosed below.

(1)     Definition of a lease

Previously, the Company determined at contract inception whether an arrangement was or contained a lease under K-IFRS No. 2104, Determining Whether an Arrangement Contains a Lease. The Company now assesses whether a contract is or contains a lease based on the new definition of a lease. Under K-IFRS No. 1116, a contract is or contains a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

95

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

3.               Changes in accounting policies, Continued

(2)    As a lessee

The Company leases a number of assets including buildings and vehicles. The terms of leases are negotiated individually and include various conditions. Each lease contract is entered into with a term of 1~50 years.

As a lessee, the Company previously classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership. Under K-IFRS No. 1116, the Company recognizes right-of-use assets and lease liabilities for most leases – i.e. theses leases are presented on the statements of financial position.

However, the Company has elected not to recognize right-of-use assets and lease liabilities for leases with the lease term of 12 months or less at the commencement date and for leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term. The Company has also elected to apply the practical expedient which allows a lease and associated non-lease components to be accounted for as a single lease component.

1) Significant accounting policies

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses and adjusted for certain remeasurements of the lease liability. The Company presents its right-of-use assets in Property and equipment on the statements of financial position. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payment made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Company has applied judgment to determine the lease term for some lease contracts in which it is a lessee that include extension options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized. The Company has not included the extension option periods in the lease term because it is not reasonably certain to exercise such options. After the commencement date, the Company reassesses the lease term upon the occurrence of a significant event or a significant change in circumstances that is within the control of the Company that affects whether the Company is reasonably certain to exercise the extension option.

96

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

3.               Changes in accounting policies, Continued

(2)    As a lessee, Continued

2) Transition requirements

At transition, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Company’s incremental borrowing rate as of January 1, 2019. Right-of-use assets are measured at their carrying amounts as if K-IFRS No. 1116 had been applied since the commencement date, discounted using the Company’s incremental borrowing rate at the date of initial application.

The Company used the following practical expedients when applying K-IFRS No. 1116 to leases previously classified as operating leases under K-IFRS No. 1017.

-           Excluded initial direct costs from measuring the right-of-use assets at the date of initial application.

-          Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

(3)    As a lessor

The accounting policies applicable to the Company as a lessor are not different from those under K-IFRS No. 1017. However, when the Company is an intermediate lessor the subleases are classified with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset.

(4)    Impacts on financial statements

1) Impacts on transition

On transition to K-IFRS No. 1116, the Company recognized right-of-use assets and lease liabilities, with the difference recognized in retained earnings. The impacts on transition are summarized below.

(In millions of won)
		January 1, 2019
Impacts on the assets:
Right-of-use assets presented in property and equipment	~~W~~ 	416,552
Increase in accounts receivable – other (lease receivables)		17,203
Adjustments in intangible assets		(2,274)
Decrease in advanced payments and others		(53,608)
		377,873
Impacts on the liabilities:
Increase in the lease liabilities		412,407
Decrease in deferred tax liabilities		(9,305)
		403,102
Decrease in retained earnings	~~W~~ 	(25,229)

97

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

3.               Changes in accounting policies, Continued

(4)    Impacts on financial statements, Continued

1) Impacts on transition, Continued

When measuring lease liabilities for leases that were classified as operating leases, the Company discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted average incremental borrowing rate applied is 1.92%.

(In millions of won)
		January 1, 2019
Operating lease commitments at December 31, 2018	~~W~~ 	428,142
Discounted using the incremental borrowing rate at January 1, 2019		419,141
- Recognition exemption for leases with less than 12 months of lease term at the lease commencement date		(6,617)
- Recognition exemption for leases of low-value assets		(117)
Lease liabilities recognized at January 1, 2019	~~W~~ 	412,407

2) Impacts subsequent to transition

①      As a lessee

As a result of initially applying K-IFRS No. 1116, in relation to the leases that were previously classified as operating leases the Company recognized ~~W~~434,555 million of right-of-use assets and ~~W~~410,889 million of lease liabilities as of December 31, 2019.

Also, in relation to those leases under K-IFRS No. 1116, the Company has recognized depreciation and interest costs, instead of operating lease expense. For the year ended December 31, 2019, the Company recognized ~~W~~270,086 million of depreciation charges and ~~W~~8,067 million of interest costs from those leases. Expenses related to short-term leases and leases of low-value assets are ~~W~~69,599 million and ~~W~~183 million, respectively.

The payments of lease liabilities presented in the cash flows from financing activities would have been included in the cash flows from operating activities if the previous accounting standards were applied.

(4)    Impacts on financial statements, Continued

2) Impacts subsequent to transition, Continued

②   As a lessor

  Finance lease

The following table sets out a maturity analysis of lease receivables, showing the undiscounted lease payments to be received after the reporting date. Under K-IFRS No. 1117, the Company did not hold a finance lease as a lessor.

98

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

3.               Changes in accounting policies, Continued

(In millions of won)
		Amount
Less than 1 year	~~W~~ 	7,616
1 year ~ 2 year		2,997
Undiscounted lease payments	~~W~~ 	10,613
Unrealized finance income		808
Net investment in the lease		9,805

  Operating lease

The Company recognized lease income of ~~W~~89,275 million for the year ended December 31, 2019, of which variable lease payment received is ~~W~~20, 101 million.

The following table sets out a maturity analysis of lease payments, showing the undiscounted lease payments to be received after the reporting date.

(In millions of won)
		Amount
Less than 1 year	~~W~~ 	16,975
1 year ~ 2 year		9,176
2 year ~ 3 year		1,586
3 year ~ 4 year		1,243
4 year ~ 5 year		1,218
More than 5 year		3
	~~W~~ 	30,201

(5)    Determining the lease term and assessing the length of the non-cancellable period of a lease

In December 2019, International Financial Reporting Interpretations Committee(‘IFRIC’) concluded that a lease is no longer enforceable when each of the parties has the right to terminate the lease without permission from the other party with no more than an insignificant penalty.

As of December 31, 2019, the Group assesses the lease term based on the assumption that the right to extent or terminate the lease is no longer enforceable if a lease contract requires the counterparty’s consent to be extended. The judgement on enforceable lease term for parts of the Group’s lease contracts could be different under IFRIC’s interpretation.

However, the Group determined that the time and information are not enough to analyze and apply the impact of IFRIC’s interpretation on the Group’s consolidate financial statements as of December 31, 2019 considering the type, number and complexity of the Group’s lease contracts. The Group plans to analyze and apply the impact of IFRIC’s interpretation in 2020 as changes in accounting policies.

99

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

4.               Significant Accounting Policies

The significant accounting policies applied by the Company in the preparation of its separate financial statements in accordance with K-IFRS are included below. The significant accounting policies applied by the Company in these separate financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2018, except for the changes in accounting policies described in note 3.

(1)     Operating segments

The Company presents disclosures relating to operating segments on its consolidated financial statements in accordance with K-IFRS No. 1108, Operating Segments, and such disclosures are not separately disclosed on these separate financial statements.

(2)     Investments in subsidiaries, associates, and joint ventures

These separate financial statements are prepared and presented in accordance with K-IFRS No. 1027, Separate Financial Statements. The Company applies the cost method to investments in subsidiaries, associates and joint ventures in accordance with K-IFRS No. 1027. Dividends from subsidiaries, associates, and joint ventures are recognized in profit or loss when the right to receive the dividends is established.

The assets and liabilities acquired under business combination under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from capital surplus and others.

(3)    Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits, and investment securities with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

(4)    Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory system is used to track inventory quantities, which is adjusted to the physical inventory counts performed at the period end. When the net realizable value of inventories is less than the acquisition cost, the carrying amount is reduced to the net realizable value, and any difference is charged to current operations as operating expenses.

(5)    Non-derivative financial assets

1) Recognition and initial measurement

Accounts receivable - trade and debt investments issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless an accounts receivable - trade without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. An accounts receivable - trade without a significant financing component is initially measured at the transaction price.

100

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

4.               Significant Accounting Policies, Continued

(5)    Non-derivative financial assets, Continued

2) Classification and subsequent measurement

On initial recognition, a financial asset is classified as measured at:

-          FVTPL

-          FVOCI – equity investment

-          FVOCI – debt investment

-          Financial assets at amortized cost

A financial asset is classified based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

-          it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

-          its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

-          it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

-          its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

101

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

4.               Significant Accounting Policies, Continued

(5)    Non-derivative financial assets, Continued

2) Classification and subsequent measurement, Continued

The following accounting polices apply to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI

These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

3) Impairment

The Company estimates the expected credit losses (ECL) for the debt instruments measured at amortized cost and FVOCI based on the forward-looking data. The impairment approach is decided based on the assessment of significant increase in credit risk. However, the Company applies a practical expedient and recognizes impairment losses equal to lifetime ECLs for Accounts receivables – trade and lease receivables from the initial recognition.

ECL is a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive).

At each reporting date, the Company assesses whether financial assets measured at amortized cost and debt investments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowance on financial assets measured at amortized cost is deducted from the carrying amount of the respective assets, while loss allowance on debt instruments at FVOCI is recognized in OCI, instead of reducing the carrying amount of the assets.

102

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

4.               Significant Accounting Policies, Continued

(5)    Non-derivative financial assets, Continued

4) Derecognition

The Company derecognizes a financial asset when 1) the contractual rights to cash flows from the financial asset have expired, 2) the contractual rights to cash flows are transferred in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or 3) the Company neither transfers nor retains substantially all of the risks and rewards of ownership and does not retain control of the financial asset.

The transferred assets are not derecognized when the Company enters into transactions whereby it transfers assets recognized in its statement of financial position but retains substantially all of the risks and rewards of the transferred assets.

5) Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when the Company currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to settle the liability and realize the asset simultaneously.

A financial asset and a financial liability is offset only when the right to set off the amount is not contingent on future event and legally enforceable even on the event of default, insolvency or bankruptcy.

(6)    Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value at the end of each reporting period, and changes therein are accounted for as described below.

1) Hedge accounting

The Company holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Company designates derivatives as hedging instruments to hedge the foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

103

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

4.               Significant Accounting Policies, Continued

(6)    Derivative financial instruments, including hedge accounting, Continued

1) Hedge accounting, Continued

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

2) Other derivative financial instruments

Other derivative financial instrument not designated as a hedging instrument are measured at fair value, and the changes in fair value of the derivative financial instrument is recognized immediately in profit or loss.

(7)    Property and equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment, subsequently, are carried at cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be reliably measured. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as other non-operating income (loss).

104

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

4.               Significant Accounting Policies, Continued

(7)    Property and equipment, Continued

The estimated useful lives of the Company’s property and equipment are as follows:

Useful lives (years)

Buildings and structures	15, 30
Machinery	3 ~ 8
Other property and equipment	4 ~10

Depreciation methods, useful lives, and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(8)    Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets are not qualifying assets, and assets that are ready for their intended use or sale when acquired are not qualifying assets either.

To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period do not exceed the amount of borrowing costs incurred during that period.

105

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

4.               Significant Accounting Policies, Continued

(9)    Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships are expected to be available for use as there are no foreseeable limits to the periods. These intangible assets are determined as having indefinite useful lives and not amortized.

The estimated useful lives of the Company’s intangible assets are as follows:

Useful lives (years)

Frequency usage rights	5 ~ 13
Land usage rights	5
Industrial rights	5, 10
Facility usage rights	10, 20
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes, if appropriate, are accounted for as changes in accounting estimates.

Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be reliably measured, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(10)  Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

1) Grants related to assets

Government grants whose primary condition is that the Company purchases, constructs or otherwise acquires a long-term asset are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

2) Grants related to income

Government grants which are intended to compensate the Company for expenses incurred are deducted from the related expenses.

106

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018
4.               Significant Accounting Policies, Continued

(11)           Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets other than assets arising from contract assets recognized in accounting for contract with a customer, assets recognized from the costs to obtain or fulfil a contract with a customer, employee benefits, inventories, deferred tax assets, and non-current assets held for sale are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.

The Company estimates the recoverable amount of an individual asset, and if it is impossible to measure the individual recoverable amount of an asset, the Company estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU, for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergy arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(12)           Leases - Policies applicable from January 1, 2019

The Company has applied K-IFRS No. 1116, Leases, from January 1, 2019. See note 3 (1) for additional information.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract transfers the right to control the identified asset for a period of time in exchange for consideration. To assess whether a contract transfers the right to control the identified asset, the Company uses the definition of a lease in K-IFRS No. 1116, Leases.

107

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

4.              Significant Accounting Policies, Continued

(12)           Leases - Policies applicable from January 1, 2019, Continued

1) As a lessee

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses and adjusted for certain remeasurements of the lease liability. The Company presents its right-of-use assets in Property and equipment on the statements of financial position. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payment made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Company has applied judgment to determine the lease term for some lease contracts in which it is a lessee that include extension options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized. The Company has not included the extension option periods in the lease term because it is not reasonably certain to exercise such options. After the commencement date, the Company reassesses the lease term upon the occurrence of a significant event or a significant change in circumstances that is within the control of the Company that affects whether the Company is reasonably certain to exercise the extension option.

The Company has elected not to recognize right-of-use assets and lease liabilities for leases with the lease term of 12 months or less at the commencement date and for leases of low value-assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term. The Company has also elected to apply the practical expedient which allows a lease and associated non-lease components to be accounted for as a single lease component.

108

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

4.              Significant Accounting Policies, Continued

(12)          Leases - Policies applied as of January 1, 2019, Continued

2) As a lessor

The Company determines whether each lease is a finance lease or an operating lease at inception of a contract. A lease is classified as a finance lease when the lease transfers substantially all of the risks and rewards of ownership of the underlying asset. If not, then it is classified an operating lease.

When the Company is an intermediate lessor, the Company accounts for the head lease and the sublease separately. The subleases are classified with reference to the right-of-use assets arising from the head lease, not with reference to the underlying asset.

(13)           Leases - Policies applied before January 1, 2019

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

1) Finance leases

At the commencement of the lease term, the Company recognizes as finance assets and finance liabilities in its separate statement of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Company adopts for depreciable assets that are owned. If there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Company reviews to determine whether the leased assets are impaired at the reporting date.

109

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

4.               Significant Accounting Policies, Continued

(13)           Leases - Policies applied before January 1, 2019, Continued

2) Operating leases

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the lease term.

3) Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, the Company separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Company concludes for a financial lease that it is impracticable to separate the payments reliably, the Company recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability is reduced as payments are made and an imputed finance charge on the liability is recognized using the Company's incremental borrowing rate of interest.

(14)           Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sales rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the assets (or disposal groups) must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amounts and fair value less cost to sell. The Company recognizes an impairment loss for any initial or subsequent write-down of assets (or disposal groups) to fair value less costs to sell and a gain for any subsequent increase in fair value less costs to sell up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036, Impairment of Assets.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

110

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

4.               Significant Accounting Policies, Continued

(15)           Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement. The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liability.

1) Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, these liabilities are measured at fair value. The amount of change in fair value of financial liability that is attributable to changes in the credit risk of that liability shall be presented in other comprehensive income, and the remaining amount of change in the fair value of the liability shall be presented in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

2) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the issue of the financial liabilities. Subsequent to initial recognition, other financial liabilities are measured at amortized cost and the interest expenses are recognized using the effective interest method.

3) Derecognition of financial liability

The Company extinguishes a financial liability only when the contractual obligation is fulfilled, canceled or expires. The Company recognizes new financial liabilities at fair value based on new contracts and eliminates existing liabilities when the contractual terms of the financial liabilities change and the cash flows change substantially.

When a financial liability is derecognized, the difference between the carrying amount and the consideration paid(including any transferred non-cash assets or liabilities assumed) is recognized in profit or loss.

(16)           Employee benefits

1) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

111

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

4.               Significant Accounting Policies, Continued

(16)           Employee benefits, Continued

2) Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render related services. The Company’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

3) Retirement benefits: defined contribution plans

When an employee has rendered a service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

4) Retirement benefits: defined benefit plans

At the end of reporting period, defined benefits liabilities relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability (asset), which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Company determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Company recognizes a gain or loss on a settlement when the settlement of defined benefit plan occurs.

5) Termination benefits

The Company recognizes a liability and expense for termination benefits at the earlier of the period when the Company can no longer withdraw the offer of those benefits and the period when the Company recognizes costs for a restructuring that involves the payment of termination benefits. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

112

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

4.               Significant Accounting Policies, Continued

(17)            Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. If the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

If some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement is treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

(18)           Transactions in foreign currencies

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the exchange rate at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments.

(19)          Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Company repurchases its own shares, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The gains or losses from the purchase, disposal, reissue, or retirement of treasury shares are directly recognized in equity being as transaction with owners.

(20)          Hybrid bond

The Company recognizes a financial instrument issued by the Company as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

113

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

4.               Significant Accounting Policies, Continued

(21)           Share-based Payment

For equity-settled share-based payment transaction, if the fair value of the goods or services received cannot be reliably estimated, the Company measures the value indirectly by reference to the fair value of the equity instruments granted. The related expense with a corresponding increase in capital surplus and others is recognized over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

(22)          Revenue

1) Identification of performance obligations in contracts with customers

The Company identifies the distinct services or goods as performance obligations in contracts with customers such as (1) wireless telecommunications services and (2) selling other goods and services. In the case of providing both wireless telecommunications service and selling a handset together to one customer, the Company allocates considerations from the customer between the separate performance obligations for handset sale and wireless telecommunications service. The handset sale revenue is recognized when handset is delivered, and the wireless telecommunications service revenue is recognized over the period of the contract term as stated in the subscription contract.

2) Allocation of the transaction price to each performance obligation

In accordance with K-IFRS No. 1115, the Company allocates the transaction price of a contract to each performance obligation identified on a relative stand-alone selling price basis. The Company uses “adjusted market assessment approach” for estimating the stand-alone selling price of a good or service. In the case of providing both a wireless telecommunications service and a handset together to one customer, the Company allocates the transaction price based on relative stand-alone selling prices.

3) Incremental costs of obtaining a contract

The Company pays commissions to its retail stores and authorized dealers in connection with acquiring service contracts. The commissions paid to these parties constituted a significant portion of the Company’s operating expenses. These commissions would not have been paid if there have been no binding contracts with subscribers and, therefore, the Company capitalizes certain costs associated with commissions paid to obtain new customer contracts and amortize them over the expected contract periods

4) Customer loyalty programs

The Company provides customer loyalty points to customers based on the usage of the service to which the Company allocates a portion of consideration received as a performance obligation distinct from wireless telecommunications services. The amount allocated to the loyalty program is deferred as a contract liability and is recognized as revenue when loyalty points are redeemed.

114

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

4.               Significant Accounting Policies, Continued

5) Consideration payable to a customer

Based on the subscription contract, a customer who uses the Company’s wireless telecommunication services may receive a partial discount for purchasing goods or services from a designated third party. The Company pays a portion of the price discounts that the customer receives to the third party which is the consideration payable to a customer.

The Company accounts for the amounts payable to the third party as a reduction of the wireless telecommunication service revenue.

(23)            Finance income and finance costs

Finance income comprises interest income on funds invested (including financial assets measured at fair value), dividend income, gains on disposal of financial assets at FVTPL, changes in fair value of financial instruments at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss by using the effective interest rate method. Dividend income is recognized in profit or loss when the right to receive the dividend is established.

Finance costs comprise interest expense on borrowings, changes in fair value of financial instruments at FVTPL, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures are recognized as it accrues in profit or loss using the effective interest rate method.

(24)           Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except for transactions or events directly recognized in other comprehensive income or equity.

The Company prepares consolidated income tax returns under the tax-consolidation system and its economically unified wholly owned subsidiaries.

1) Current tax

In accordance with the tax-consolidation system, the Company calculates current taxes on the consolidated taxable income for the Company and its wholly owned domestic subsidiaries and recognizes the income tax payable as current tax liabilities of the Company.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and includes interests and fines related to income taxes paid or payable. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

115

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

4.              Significant Accounting Policies, Continued

2) Deferred tax

Deferred tax is recognized by using the asset-liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Company recognizes a deferred tax liability for all taxable temporary differences, except for the difference associated with investments in subsidiaries and associates that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

A deferred tax asset is recognized for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Future taxable profit is dependent on the reversal of taxable temporary differences. If there are insufficient taxable temporary differences to recognize the deferred tax asset, the business plan of the Company and the reversal of existing temporary differences are considered in determining the future taxable profit.

The Company reviews the carrying amount of a deferred tax asset at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if the Company has a legally enforceable right to offset the amount recognized and intends to settle the current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

3) Uncertainty over income tax treatments

The Company assesses the uncertainty over income tax treatments according to K-IFRS 1012. If the Company concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the Company reflect the effect of uncertainty for each uncertain tax treatment by using either of the following methods, depending on which method the entity expects to better predict the resolution of the uncertainty:

-     The most likely amount—the single most likely amount in a range of possible outcomes.
-      the expected value—the sum of the probability‑weighted amounts in a range of possible outcomes.

(25)           Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees, if any.

116

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

4.               Significant Accounting Policies, Continued

(26)           Standards issued but not yet effective

The following new standards are effective for annual periods beginning after January 1, 2019 and earlier application is permitted; however, the Company has not adopted the following new standards early in preparing the accompanying separate financial statements.

The following amended standards and interpretations are not expected to have a significant impact on the Company’s separate financial statements.

-    Amendments to References to Conceptual Framework in K-IFRS Standards.

-     Definition  of a Business (Amendments to K-IFRS No. 1103, Business Combination).

-     Definition of Materiality (Amendments to K-IFRS No. 1001, Presentation of Financial Statements and K-IFRS No. 1008 Accounting Policies, Changes in Accounting Estimates and Errors).

5.              Restricted Deposits

Deposits which are restricted in use as of December 31, 2019 and 2018 are summarized as follows:

(In millions of won)
		December 31, 2019	December 31, 2018
Short-term financial instruments(*)	~~W~~ 	79,000	79,000
Long-term financial instruments(*)		382	382
	~~W~~ 	79,382	79,382

(*)             Financial instruments include charitable trust fund established by the Company where profits from the fund are donated to charitable institutions. As of December 31, 2019 the funds cannot be withdrawn before maturity.

6.               Trade and Other Receivables

(1)             Details of trade and other receivables as of December 31, 2019 and 2018 are as follows:

(In millions of won)		December 31, 2019
		Gross amount	Loss allowance	Carrying amount
Current assets:
Accounts receivable - trade	~~W~~ 	1,583,727	(103,756)	1,479,971
Short-term loans		58,334	(583)	57,751
Accounts receivable – other(*)		542,444	(34,764)	507,680
Guarantee deposits		73,345	-	73,345
Accrued income		336	-	336
		2,258,186	(139,103)	2,119,083
Non-current assets:
Long-term loans		48,585	(41,111)	7,474
Long-term accounts receivable – other(*)		332,220	-	332,220
Guarantee deposits		108,141	-	108,141
		488,946	(41,111)	447,835
	~~W~~ 	2,747,132	(180,214)	2,566,918

(*)             Gross and carrying amounts of accounts receivable - other as of December 31, 2019 include ~~W~~532,225 million of financial instruments classified as FVTPL.

117

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

6.               Trade and Other Receivables, Continued

(1)  Details of trade and other receivables as of December 31, 2019 and 2018 are as follows, Continued:

(In millions of won)		December 31, 2018
		Gross amount	Loss allowance	Carrying amount
Current assets:
Accounts receivable - trade	~~W~~ 	1,474,102	(119,842)	1,354,260
Short-term loans		54,885	(549)	54,336
Accounts receivable – other(*)		568,878	(50,427)	518,451
Accrued income		410	-	410
		2,098,275	(170,818)	1,927,457
Non-current assets:
Long-term loans		48,344	(41,108)	7,236
Long-term accounts receivable – other(*)		274,053	-	274,053
Guarantee deposits		184,887	-	184,887
		507,284	(41,108)	466,176
	~~W~~ 	2,605,559	(211,926)	2,393,633

(*) Gross and carrying amounts of accounts receivable - other as of December 31, 2018 include ~~W~~485,325 million of financial instruments classified as FVTPL.

(2)  Changes in the loss allowance on accounts receivable – trade measured at amortized costs during the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
		Beginning balance	Impact of adopting K-IFRS No. 1109	Impairment	Write-offs (*)	Collection of receivables previously written-off	Ending Balance
2019	~~W~~ 	119,842	-	4,036	(29,972)	9,850	103,756
2018		107,827	12,950	18,082	(29,397)	10,380	119,842

(*) The Company writes off the trade and other receivables when contractual payments are more than 5 years past due, or for reasons such as termination of operations or liquidation.

118

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

6.               Trade and Other Receivables, Continued

(3)    The Company applies the practical expedient that allows the Company to estimate the loss allowance for accounts receivables - trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Company uses its historical credit loss experience over the past three years and classified the accounts receivable - trade by their credit risk characteristics and days overdue. Details of loss allowance on accounts receivable – trade as of December 31, 2019 are as follows:

(In millions of won)
			Less than 6 months	6 months ~ 1 year	1 year ~ 3 years	More than 3 years
Telecommunications service revenue	Expected credit loss rate	~~W~~ 	0.62%	51.29%	69.68%	97.93%
	Gross amount		1,078,966	16,418	46,124	28,507
	Loss allowance		6,667	8,420	32,139	27,916
Other revenue	Expected credit loss rate		1.10%	1.00%	12.98%	48.40%
	Gross amount		351,067	301	15,311	47,033
	Loss allowance		3,858	3	1,988	22,765

As the Company is a wireless telecommunications service provider, the Company’s financial assets measured at amortized cost consist primarily of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Company trades only with corporate customers with credit ratings that are considered to be low at credit risk. In addition, the Company was not exposed to significant credit concentration risk as the Company regularly assesses their credit risk by monitoring their credit rating. While the contract assets are under the impairment requirements, no significant credit risk has been identified.

7.                Prepaid expenses

The Company pays commissions to its retail stores and authorized dealers for new and retained customer contracts. The Company capitalized certain costs associated with commissions paid to retail stores and authorized dealers to obtain new and retained customer contracts as prepaid expenses, which the Company previously expensed. These prepaid expenses are amortized on a straight-line basis over the periods that the Company expects to maintain its customers based on the Company’s historical subscriber churn rate.

119

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

7.               Prepaid expenses, Continued

(1)  Details of prepaid expenses as of December 31, 2019 and 2018 are as follows:

(In millions of won)
		December 31, 2019	December 31, 2018
Current assets:
Incremental costs of obtaining contracts	~~W~~ 	1,920,023	1,574,309
Others		50,959	113,925
	~~W~~ 	1,970,982	1,688,234
Non-current assets:
Incremental costs of obtaining contracts	~~W~~ 	1,112,595	724,233
Others		22,154	28,948
	~~W~~ 	1,134,749	753,181

(2)  Incremental costs of obtaining contracts

Incremental costs of obtaining contracts that are capitalized as assets as of December 31, 2019 and 2018 and the related amortization recognized as commissions during the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)		2019	2018
Amortization recognized as commissions	~~W~~ 	2,196,482	2,040,089

8.                Contract assets and liabilities

In case of providing both wireless telecommunication services and sales of mobile devices, the Company allocated the consideration based on relative stand-alone selling prices and recognizes uninvoiced receivables from handset sales as contract assets. The Company recognized receipts in advance for prepaid telecommunications services and unearned revenue for the customer loyalty program as contract liabilities.

(1)  Details of contract assets and liabilities as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2018
Contract assets:
Allocation of consideration between performance obligations	~~W~~ 	30,897	7,531
Contract liabilities:
Wireless service contracts		20,393	18,425
Customer loyalty programs		21,945	17,113
Others		57,261	18,895
	~~W~~ 	99,599	54,433

120

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

8.                Contract assets and liabilities, Continued

The amount of revenue recognized during the year ended December 31, 2019 related to the contract liabilities carried forward from the prior period and the performance obligations satisfied in the prior reporting period is ~~W~~ 36,890 million. As of December 31, 2019, periods in which revenue from the contracts is expected to occur are as follows:

(In millions of won)
		Less than 1 year	1~2 years	More than 2 years	Total
Wireless service contracts	~~W~~ 	20,393	-	-	20,393
Customer loyalty programs		17,285	3,253	1,407	21,945
Others		50,579	1,578	5,104	57,261
	~~W~~ 	88,257	4,831	6,511	99,599

9.               Investment Securities

(1)  Details of short-term investment securities as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	Category	December 31, 2019	December 31, 2018
Beneficiary certificates	FVTPL	31,920	47,849

(2)  Details of long-term investment securities as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	Category	December 31, 2019		December 31, 2018
Equity instruments	FVOCI(*)		435,210	333,161
Debt instruments	FVTPL		75,423	77,511
		~~W~~ 	510,633	410,672

(*) The Company designated ~~W~~435,210 million of investments in equity instruments that are not held for trading as financial assets at FVOCI. During the year ended December 31, 2019, the Company disposed of 6,109,000 common shares issued by Hana Financial Group Inc. in exchange for ~~W~~ 221,146 million in cash. The valuation gain on financial assets at FVOCI of ~~W~~30,073 million was reclassified from reserves to retained earnings. Also, the Company acquired 2,177,401 shares of Kakao Co., Ltd. in exchange for ~~W~~302,321 million in cash and designated the investments as financial assets at FVOCI. In relation to this transaction, the Company disposed 1,266,620 of its treasury shares to Kakao Co., Ltd. in exchange for ~~W~~302,321 million in cash. (See Note 20) As this transaction is considered as a forward transaction, the Company recognized ~~W~~28,787 million of gain of settlement of derivatives, the difference of fair value between the contract date and the transaction date. The acquired shares were deposited for safekeeping at the Korea Securities Depository for a year from the acquisition date based on the shares acquisition agreement between the Parent Company and Kakao Co., Ltd.

121

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

10.               Investments in Subsidiaries, Associates and Joint Ventures

(1)  Investments in subsidiaries, associates and joint ventures as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Investments in subsidiaries	~~W~~ 	5,408,974	5,286,601
Investments in associates and joint ventures		5,169,184	4,902,313
	~~W~~ 	10,578,158	10,188,914

(2)  Details of investments in subsidiaries as of December 31, 2019 and 2018 are as follows:

(In millions of won, except for share data)	December 31, 2019				December 31, 2018
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.	1,432,627	100.0	~~W~~ 	243,988	243,988
SK Broadband Co., Ltd.	298,460,212	100.0		1,870,582	1,870,582
SK Communications Co., Ltd. (*1)	43,427,530	100.0		41,939	69,668
PS&Marketing Corporation	66,000,000	100.0		313,934	313,934
SERVICE ACE Co., Ltd.	4,385,400	100.0		21,927	21,927
SK Planet Co., Ltd.	69,593,562	98.7		404,833	404,833
Eleven Street Co., Ltd.	8,224,709	80.3		1,049,403	1,049,403
DREAMUS COMPANY (Formerly, IRIVER LIMITED) (*2)	29,246,387	51.4		156,781	156,642
SK Telecom China Holdings Co., Ltd.	-	100.0		48,096	48,096
Life & Security Holdings Co., Ltd.	740,895	55.0		703,394	703,736
SKT Americas, Inc.	122	100.0		45,701	45,701
Atlas Investment (*3)	-	100.0		130,200	99,874
One Store Co., Ltd. (*4)	10,409,600	52.7		82,186	82,186
id Quantique SA (*5)	69,157,505	66.8		94,119	81,902
SK Infosec Co., Ltd.	12,636,024	100.0		44,410	44,410
SK Telecom TMT Investment Corp. (*6)	30,000	100.0		33,834	-
FSK L&S Co., Ltd. (*7)	2,415,750	60.0		17,757	-
Incross Co., Ltd. (*8)	2,786,455	34.6		53,722	-
SK O&S Co., Ltd. (Formerly, Networks O&S Co., Ltd.) and others	-	-		52,168	47,790
			~~W~~ 	5,408,974	5,286,601

122

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

10.               Investments in Subsidiaries, Associates and Joint ventures, Continued

(2)  Details of investments in subsidiaries as of December 31, 2019 and 2018 are as follows, Continued:

(*1) The Company recognized ~~W~~27,729 million of impairment loss for the investments in SK Communications Co., Ltd. during the year ended December 31, 2019.

(*2) The ownership has changed due to the conversion of the convertible bonds issued by DREAMUS COMPANY (Formerly, IRIVER LIMITED) during year ended December 31, 2019.

(*3) The Company invested additional ~~W~~30,326 million in cash during the year ended December 31, 2019.

(*4) The ownership has changed due to an unequal paid-in capital increase during the year ended December 31, 2019.

(*5) The ownership has changed due to an unequal paid-in capital increase in id Quantique SA during the year ended December 31, 2019. Also, the Company invested ~~W~~12,217 million in cash during year  ended December 31, 2019.

(*6) SK Telecom TMT Investment Corp. was newly established during the year ended December 31, 2019.

(*7) FSK L&S Co., Ltd. was reclassified as investments in subsidiaries from investments in associates during the year ended December 31, 2019.

(*8) The Company acquired 2,786,455 shares of Incross Co., Ltd. at ~~W~~53,722 million in cash during the year ended December 31, 2019 in order to expand digital advertising business through the integration of the Company’s technological capabilities. Although the Company owns less than 50% of the investee, the management has determined that the Company controls Incross Co., Ltd. considering the level of dispersion of remaining voting rights and voting patterns at previous shareholders’ meetings, and the fact that the Company has a right to appoint the majority of the members of board of directors by the virtue of an agreement with the investee’s other shareholders.

123

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

10.               Investments in Subsidiaries, Associates and Joint ventures, Continued

(3)  Details of investments in associates and joint ventures as of December 31, 2019 and 2018 are as follows:

(In millions of won, except for share data)
	December 31, 2019				December 31, 2018
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
Investments in associates:
SK China Company Ltd.	10,928,921	27.3	~~W~~ 	601,192	601,192
Korea IT Fund (*1)	190	63.3		220,957	220,957
KEB HanaCard Co., Ltd. (*2)	39,902,323	15.0		253,739	253,739
NanoEnTek, Inc.	7,600,649	28.6		51,138	51,138
SK Technology Innovation Company	14,700	49.0		45,864	45,864
SK hynix Inc.	146,100,000	20.1		3,374,725	3,374,725
SM Culture & Contents Co., Ltd.	22,033,898	23.4		65,341	65,341
SK South East Asia Investment Pte. Ltd. (Formerly, SE ASIA INVESTMENT PTE. LTD.) (*3)	200,000,000	20.0		224,470	111,000
Pacific Telecom Inc. (*2)	1,734,109	15.0		36,487	36,487
Grab Geo Holdings PTE. LTD. (*4)	300	30.0		30,517	-
Content Wavve Co., Ltd. (*5)	1,306,286	30.0		90,858	-
SK telecom CS T1 Co., Ltd. (*1,6)	50,000	54.9		60,305	-
FSK L&S Co., Ltd. (*7)	-	-		-	17,757
HealthConnect Co., Ltd. and others (*8)	-	-		88,162	99,533
			~~W~~ 	5,143,755	4,877,733
Investment in joint ventures:
Finnq Co., Ltd. (*9)	6,370,000	49.0	~~W~~ 	25,429	24,580
			~~W~~ 	5,169,184	4,902,313

(*1) Investment in Korea IT Fund was classified as investment in associates as the Company does not have control over the investee under the contractual agreement.

(*2) These investments were classified as investments in associates as the Company can exercise significant influence through its right to appoint the members of board of directors even though the Company has less than 20% of equity interest.

(*3) The Company invested additional ~~W~~113,470 million in cash during the year ended December 31, 2019.

(*4) The Company jointly established Grab Geo Holdings PTE. LTD. by investing ~~W~~11,201 million in cash and ~~W~~19,039 million in exchange of assets during the year ended December 31, 2019.

(*5) The Company newly invested ~~W~~ 90,858 million in cash during the year ended December 31, 2019.

(*6) SK Telecom CS T1 Co., Ltd. was newly established during the year ended December 31, 2019. The Company contributed its e-sports business to the investee after the acquisition.

(*7) FSK L&S Co., Ltd. was reclassified as investments in subsidiaries from investments in associates during the year ended December 31, 2019.

(*8) The Company newly invested  ~~W~~6,800 million in cash in Carrot Co., Ltd. and recognized ~~W~~17,170 million of impairment loss for the investments in MAKEUS Corp. and others during the year ended December 31, 2019.

124

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

10.               Investments in Subsidiaries, Associates and Joint ventures, Continued

(3)  Details of investments in associates and joint ventures as of December 31, 2019 and 2018 are as follows, Continued:

(*9) The investment was classified as investment in joint ventures as the Company has joint control pursuant to the agreement with the other shareholders. The Company invested additional ~~W~~24,500 million in cash and recognized ~~W~~23,651 million of impairment loss for the investments.

(4)  The market value of investments in listed subsidiaries as of December 31, 2019 and 2018 are as follows:

(In millions of won, except for share data)
		December 31, 2019			December 31, 2018
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
DREAMUS COMPANY (Formerly, IRIVER LIMITED)	~~W~~ 	5,970	29,246,387	174,601	6,760	29,246,387	197,706
Incross Co., Ltd.		25,150	2,786,455	70,079	-	-	-

(5)  The market value of investments in listed associates as of December 31, 2019 and 2018 are as follows:

(In millions of won, except for share data)
		December 31, 2019			December 31, 2018
		Market price per share (in won)	Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
NanoEnTek, Inc.	~~W~~ 	5,620	7,600,649	42,716	4,235	7,600,649	32,189
SK hynix Inc.		94,100	146,100,000	13,748,010	60,500	146,100,000	8,839,050
S.M.Culture & Contents Co., Ltd.		1,530	22,033,898	33,712	2,020	22,033,898	44,508

125

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

11.               Property and Equipment

(1)                Property and equipment as of December 31, 2019 and 2018 are as follows:

(In millions of won)
		December 31, 2019
		Acquisition cost	Accumulated depreciation	Accumulated Impairment	Carrying amount
Land	~~W~~ 	618,012	-	-	618,012
Buildings		1,243,945	(642,870)	(450)	600,625
Structures		908,504	(560,169)	(1,601)	346,734
Machinery		25,060,812	(19,948,212)	(21,117)	5,091,483
Right-of-use assets		640,761	(206,206)	-	434,555
Other		1,480,921	(980,034)	-	500,887
Construction in progress		672,592	-	-	672,592
	~~W~~ 	30,625,547	(22,337,491)	(23,168)	8,264,888

(In millions of won)
		December 31, 2018
		Acquisition cost	Accumulated depreciation	Accumulated Impairment	Carrying amount
Land	~~W~~ 	544,419	-	-	544,419
Buildings		1,143,315	(606,315)	-	537,000
Structures		879,774	(524,035)	-	355,739
Machinery		23,479,250	(19,069,611)	(27,264)	4,382,375
Other		1,598,988	(981,151)	-	617,837
Construction in progress		506,120	-	-	506,120
	~~W~~ 	28,151,866	(21,181,112)	(27,264)	6,943,490

(2)               Details of the changes in property and equipment for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
		2019
		Beginning balance	Impact of adopting K-IFRS No. 1116	Acquisition	Disposal	Transfer	Depreciation	Impairment (*)	Ending balance
Land	~~W~~ 	544,419	-	34,246	(150)	39,497	-	-	618,012
Buildings		537,000	-	53,298	(1,126)	50,738	(38,835)	(450)	600,625
Structures		355,739	-	18,200	(2)	10,536	(36,138)	(1,601)	346,734
Machinery		4,382,375	-	256,819	(8,951)	2,081,599	(1,599,242)	(21,117)	5,091,483
Right-of-use assets		-	416,552	450,557	(162,468)	-	(270,086)	-	434,555
Other		617,837	-	1,335,828	(1,046)	(1,355,841)	(95,891)	-	500,887
Construction in progress		506,120	-	1,089,126	(5,847)	(916,807)	-	-	672,592
	~~W~~ 	6,943,490	416,552	3,238,074	(179,590)	(90,278)	(2,040,192)	(23,168)	8,264,888

(*)                The Company recognized impairment losses for obsolete assets during the year ended December 31, 2019.

126

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

11.               Property and Equipment, Continued

(2)               Details of the changes in property and equipment for the years ended December 31, 2019 and 2018 are as follows, Continued:

(In millions of won)
		2018
		Beginning balance	Acquisition	Disposal	Transfer	Depreciation	Impairment(*)	Ending balance
Land	 ~~W~~ 	525,572	4,360	(29)	14,516	-	-	544,419
Buildings		546,872	3,636	(1,457)	25,216	(37,267)	-	537,000
Structures		376,755	9,188	(36)	5,859	(36,027)	-	355,739
Machinery		4,648,331	222,564	(52,881)	1,192,243	(1,600,618)	(27,264)	4,382,375
Other		448,203	841,425	(5,330)	(565,720)	(100,741)	-	617,837
Construction in progress		377,400	948,966	(4,622)	(815,624)	-	-	506,120
	 ~~W~~ 	6,923,133	2,030,139	(64,355)	(143,510)	(1,774,653)	(27,264)	6,943,490

(3)               Details of the right-of-use assets as of December 31, 2019 and January 1, 2019 are as follows:

(In millions of won)
		December 31, 2019	January 1, 2019
Land, buildings and structures	 ~~W~~ 	363,196	335,481
Others		71,359	81,071
	 ~~W~~ 	434,555	416,552

12.               Goodwill

Goodwill as of December 31, 2019 and 2018 are as follows:

(In millions of won)
		December 31, 2019	December 31, 2018
Goodwill related to acquisition of Shinsegi Telecom, Inc.	 ~~W~~ 	1,306,236	1,306,236

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 4.9% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of (-)0.6% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Company’s long-term wireless telecommunication business growth rate. Management of the Company does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

127

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

13.               Intangible Assets

(1)               Intangible assets as of December 31, 2019 and 2018 are as follows:

(In millions of won)
		December 31, 2019
		Acquisition cost	Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights	 ~~W~~ 	6,210,882	(3,563,381)	-	2,647,501
Land usage rights		45,930	(40,222)	-	5,708
Industrial rights		41,485	(29,431)	-	12,054
Facility usage rights		56,479	(40,955)	-	15,524
Club memberships (*1)		75,496	-	(27,885)	47,611
Other (*2)		3,245,063	(2,512,309)	-	732,754
	 ~~W~~ 	9,675,335	(6,186,298)	(27,885)	3,461,152

(In millions of won)
		December 31, 2018
		Acquisition cost	Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights	 ~~W~~ 	6,210,882	(3,070,904)	-	3,139,978
Land usage rights		47,123	(40,625)	-	6,498
Industrial rights		47,584	(32,284)	-	15,300
Facility usage rights		54,344	(38,336)	-	16,008
Club memberships(*1)		77,767	-	(30,356)	47,411
Other(*2)		3,079,376	(2,293,707)	-	785,669
	 ~~W~~ 	9,517,076	(5,475,856)	(30,356)	4,010,864

(*1)              Club memberships are classified as intangible assets with indefinite useful life and are not amortized.

(*2)              Other intangible assets primarily consist of computer software and others.

128

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

13.               Intangible Assets, Continued

(2)               Details of the changes in intangible assets for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)

			2019
		Beginning balance	Impact of adopting K-IFRS No. 1116	Acquisition	Disposal	Transfer	Amortization	Impairment	Ending balance
Frequency usage rights	 ~~W~~ 	3,139,978	-	-	-	-	(492,477)	-	2,647,501
Land usage rights		6,498	-	2,017	(14)	-	(2,793)	-	5,708
Industrial rights		15,300	-	759	(1,206)	-	(2,799)	-	12,054
Facility usage rights		16,008	-	2,093	(25)	177	(2,729)	-	15,524
Club memberships		47,411	-	1,113	(850)	-	-	(63)	47,411
Other		785,669	(2,274)	103,871	(2,464)	134,525	(286,573)	-	732,754
	 ~~W~~ 	4,010,864	(2,274)	109,853	(4,559)	134,702	(787,371)	(63)	3,461,152

(In millions of won)
			2018
		Beginning balance	Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights	~~W~~ 	2,176,940	1,366,926	-	-	(403,888)	3,139,978
Land usage rights		7,858	2,134	(72)	406	(3,828)	6,498
Industrial rights		12,899	6,617	(716)	263	(3,763)	15,300
Facility usage rights		16,456	2,223	(39)	101	(2,733)	16,008
Club memberships		44,843	3,219	(651)	-	-	47,411
Other		830,549	73,395	(3,408)	169,757	(284,624)	785,669
	~~W~~ 	3,089,545	1,454,514	(4,886)	170,527	(698,836)	4,010,864

129

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

13.                 Intangible Assets, Continued

(3)  Research and development expenditures recognized as expense for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
		2019	2018
Research and development costs expensed as incurred	~~W~~ 	324,053	319,931

(4) Details of frequency usage rights as of December 31, 2019 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800MHz license	~~W~~	60,816	CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		251,240	LTE service	Sept. 2013	Dec. 2021
2.6GHz license		849,930	LTE service	Sept. 2016	Dec. 2026
2.1GHz license		208,918	W-CDMA and LTE service	Dec. 2016	Dec. 2021
3.5GHz license(*)		1,073,914	5G service	Apr. 2019	Nov. 2028
28GHz license(*)		202,683	5G service	-	Nov. 2023
	~~W~~	2,647,501

(*) The Company participated in the frequency license allocation auction hosted by Ministry of Science and Information and Communication Technology(ICT) and was assigned the 3.5GHz and 28GHz bands of frequency licenses during the year ended December 31, 2018. The considerations payable for the bands of frequency are ~~W~~1,218,500 million and ~~W~~207,300 million, respectively. These bands of frequency were assigned in December 2018 and the annual payments in installment of the remaining balances will be made for the next ten and five years, respectively. The Company recognized these frequency licenses as intangible assets at the date of initial lump sum payment and began amortization for 3.5GHz license in April 2019. The amortization for 28GHz license will be begun when it is in the condition necessary for it to be capable of operating in the manner intended by management.

14.                 Borrowings and Debentures

(1)  Long-term borrowings as of December 31, 2019 and 2018 are as follows:

(In millions of won and thousands of U.S. dollars)

Lender	Annual interest rate (%)	Maturity	December 31, 2019		December 31, 2018
Export Kreditnamnden(*)	1.70	Apr. 29, 2022	~~W~~	33,266 (USD 28,732)	45,007 (USD 40,253)
Less present value discount				(332)	(613)
				32,934	44,394
Less current installments				(13,157)	(12,630)
			~~W~~	19,777	31,764

(*) The long-term borrowings are to be repaid by installments on an annual basis from 2014 to 2022.

130

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

14.               Borrowings and Debentures, Continued

(2)  Debentures as of December 31, 2019 and 2018 are as follows:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2019	December 31, 2018
Unsecured corporate bonds	Operating fund	2021	4.22	190,000	190,000
Unsecured corporate bonds	Operating and refinancing fund	2019	3.24	-	170,000
Unsecured corporate bonds		2022	3.30	140,000	140,000
Unsecured corporate bonds		2032	3.45	90,000	90,000
Unsecured corporate bonds	Operating fund	2023	3.03	230,000	230,000
Unsecured corporate bonds		2033	3.22	130,000	130,000
Unsecured corporate bonds		2019	3.30	-	50,000
Unsecured corporate bonds		2024	3.64	150,000	150,000
Unsecured corporate bonds (*1)		2029	4.72	-	61,813
Unsecured corporate bonds	Refinancing fund	2019	2.53	-	160,000
Unsecured corporate bonds		2021	2.66	150,000	150,000
Unsecured corporate bonds		2024	2.82	190,000	190,000
Unsecured corporate bonds	Operating and refinancing fund	2022	2.40	100,000	100,000
Unsecured corporate bonds		2025	2.49	150,000	150,000
Unsecured corporate bonds		2030	2.61	50,000	50,000
Unsecured corporate bonds	Operating fund	2025	2.66	70,000	70,000
Unsecured corporate bonds		2030	2.82	90,000	90,000
Unsecured corporate bonds	Operating and refinancing fund	2025	2.55	100,000	100,000
Unsecured corporate bonds		2035	2.75	70,000	70,000
Unsecured corporate bonds	Operating fund	2019	1.65	-	70,000
Unsecured corporate bonds		2021	1.80	100,000	100,000
Unsecured corporate bonds		2026	2.08	90,000	90,000
Unsecured corporate bonds		2036	2.24	80,000	80,000
Unsecured corporate bonds		2019	1.62	-	50,000
Unsecured corporate bonds		2021	1.71	50,000	50,000
Unsecured corporate bonds		2026	1.97	120,000	120,000
Unsecured corporate bonds		2031	2.17	50,000	50,000
Unsecured corporate bonds	Refinancing fund	2020	1.93	60,000	60,000
Unsecured corporate bonds		2022	2.17	120,000	120,000
Unsecured corporate bonds		2027	2.55	100,000	100,000
Unsecured corporate bonds	Operating and refinancing fund	2032	2.65	90,000	90,000
Unsecured corporate bonds	Refinancing fund	2020	2.39	100,000	100,000
Unsecured corporate bonds	Operating and refinancing fund	2022	2.63	80,000	80,000
Unsecured corporate bonds	Refinancing fund	2027	2.84	100,000	100,000
Unsecured corporate bonds		2021	2.57	110,000	110,000
Unsecured corporate bonds		2023	2.81	100,000	100,000
Unsecured corporate bonds		2028	3.00	200,000	200,000
Unsecured corporate bonds		2038	3.02	90,000	90,000
Unsecured corporate bonds	Operating and refinancing fund	2021	2.10	100,000	100,000
Unsecured corporate bonds		2023	2.33	150,000	150,000
Unsecured corporate bonds		2038	2.44	50,000	50,000

131

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

14.               Borrowings and Debentures, Continued

(2)  Debentures as of December 31, 2019 and 2018 are as follows, Continued:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2019		December 31, 2018
Unsecured corporate bonds	Operating fund	2022	2.03		180,000	-
Unsecured corporate bonds		2024	2.09		120,000	-
Unsecured corporate bonds		2029	2.19		50,000	-
Unsecured corporate bonds		2039	2.23		50,000	-
Unsecured corporate bonds	Operating and refinancing fund	2022	1.40		120,000	-
Unsecured corporate bonds		2024	1.49		60,000	-
Unsecured corporate bonds		2029	1.50		120,000	-
Unsecured corporate bonds		2039	1.52		50,000	-
Unsecured corporate bonds		2049	1.56		50,000	-
Unsecured corporate bonds	Operating fund	2022	1.69		230,000	-
Unsecured corporate bonds		2024	1.76		70,000	-
Unsecured corporate bonds		2029	1.79		40,000	-
Unsecured corporate bonds		2039	1.81		60,000	-
Unsecured global bonds	Operating fund	2027	6.63		463,120 (USD 400,000)	447,240 (USD 400,000)
Unsecured global bonds		2023	3.75		578,900 (USD 500,000)	559,050 (USD 500,000)
Floating rate notes (*2)		2020	3M LIBOR +0.88		347,340 (USD 300,000)	335,430 (USD 300,000)
					6,429,360	5,743,533
Less discounts on bonds					(21,396)	(20,921)
					6,407,964	5,722,612
Less current installments of bonds					(507,135)	(499,747)
				~~W~~ 	5,900,829	5,222,865

(*1) The debenture was repaid before maturity during the year ended December 31, 2019.

(*2) As of December 31, 2019, 3M LIBOR rate is 1.91%.

132

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

15.               Long-term Payables - other

(1)  As of December 31, 2019 and 2018, details of long-term payables – other related to the acquisition of frequency usage rights are as follows (See note 13):

(In millions of won)
	December 31, 2019		December 31, 2018
Long-term payables – other	~~W~~ 	2,051,389	2,476,738
Present value discount on long-term payables - other		(82,851)	(113,772)
Current installments of long-term payables - other		(423,839)	(423,884)
Carrying amount at December 31	~~W~~ 	1,544,699	1,939,082

(2) Principal amount of long-term payables repaid during the year ended December 31, 2019 are ~~W~~425,349 million. The repayment schedule of the principal amount of long-term payables - other as of December 31, 2019 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~ 	425,349
1~3 years		647,589
3~5 years		413,385
More than 5 years		565,066
	~~W~~ 	2,051,389

16.               Provisions

Changes in provisions for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)	For the year ended December 31, 2019						As of December 31, 2019
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non -current
Provision for restoration	~~W~~ 	59,548	3,597	(656)	(474)	62,015	45,656	16,359
Emission allowance		2,238	5,036	(1,086)	(932)	5,256	5,256	-
	~~W~~ 	61,786	8,633	(1,742)	(1,406)	67,271	50,912	16,359

(In millions of won)	For the year ended December 31, 2018						As of December 31, 2018
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non -current
Provision for installment of handset subsidy	~~W~~ 	3,874	-	(1,075)	(2,799)	-	-	-
Provision for restoration		56,162	4,745	(824)	(535)	59,548	47,065	12,483
Emission allowance		4,650	2,228	(1,334)	(3,306)	2,238	2,238	-
	~~W~~ 	64,686	6,973	(3,233)	(6,640)	61,786	49,303	12,483

133

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

17.               Defined Benefit Assets

(1)  Details of defined benefit assets as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Present value of defined benefit obligations	~~W~~	422,782	332,044
Fair value of plan assets		(397,689)	(363,878)
	~~W~~	25,093)	(31,834)

(2)  Principal actuarial assumptions as of December 31, 2019 and 2018 are as follows:

	December 31, 2019	December 31, 2018
Discount rate for defined benefit obligations	2.36%	2.6%
Expected rate of salary increase	4.69%	3.88%

Discount rate for defined benefit obligation is determined based on market yields of high-quality corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Company’s historical promotion index, inflation rate and salary increase ratio.

(3)  Changes in defined benefit obligations for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)	For the year ended December 31
	2019		2018
Beginning balance	~~W~~ 	332,044	278,778
Current service cost		45,664	41,525
Interest cost		8,638	8,956
Remeasurement
- Demographic assumption		19,746	-
- Financial assumption		28,774	10,794
- Adjustment based on experience		5,105	7,941
Benefit paid		(21,875)	(23,601)
Others (*)		4,686	7,651
Ending balance	~~W~~ 	422,782	332,044

(*) Others for the years ended December 31, 2019 and 2018 include the changes in liabilities due to transfers of executives among affiliates.

134

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

17.               Defined Benefit Assets, Continued

(4)  Changes in plan assets for the years ended December 31, 2019 and 2018 are as follows, Continued:

(In millions of won)	For the year ended December 31
	2019		2018
Beginning balance	~~W~~ 	363,878	318,860
Interest income		9,073	9,582
Remeasurement		(2,023)	(3,747)
Contributions		51,500	47,000
Benefit paid		(22,951)	(12,473)
Others		(1,788)	4,656
Ending balance	~~W~~ 	397,689	363,878

The Company expects to contribute ~~W~~79,293 million to the defined benefit plans in 2020.

(5)   Total cost of benefit plan, which is recognized in profit and loss (included in labor in the statement of income) and capitalized into construction-in-progress for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Current service cost	~~W~~ 	45,664	41,525
Net interest income		(435)	(626)
	~~W~~ 	45,229	40,899

The above costs are recognized in labor, research and development, or capitalized into construction-in-progress.

(6)  Details of plan assets as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Equity instruments	~~W~~ 	342	1,867
Debt instruments		123,951	70,670
Short-term financial instruments, etc.		273,396	291,341
	~~W~~ 	397,689	363,878

(7)  As of December 31, 2019, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)
	0.5% Increase		0.5% Decrease
Discount rate	~~W~~ 	(19,719)	21,234
Expected salary increase rate		21,221	(19,894)

The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

A weighted average duration of defined benefit obligations as of December 31, 2019 is 10.35 years.

135

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

18.                 Derivative Instruments

(1)  Currency and interest rate swap contracts under cash flow hedge accounting as of December 31, 2019 are as follows:

(In thousands of foreign currencies)
Borrowing date	Hedging Instrument (Hedged item)	Hedged risk	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Morgan Stanley and five other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and interest rate risk	DBS bank	Mar. 7, 2013 ~ Mar. 7, 2020
Dec. 16, 2013	Fixed-to-fixed cross currency (U.S. dollar borrowing amounting to USD 28,732)	Foreign currency risk	Deutsche bank	Dec.16, 2013 ~ Apr. 29, 2022
Apr. 16, 2018	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 500,000)	Foreign currency risk	The Export-Import Bank of Korea and three other banks	Apr. 16, 2018~ Apr. 16, 2023

(2)  As of December 31, 2019, details of fair values of the above derivatives recorded in assets or liabilities are as follows:

Hedging instrument (Hedged item)	Cash flow hedge		Fair value
Non-current assets:
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	~~W~~ 	26,253	26,253
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)		43,851	43,851
Fixed-to-fixed long-term borrowings (U.S. dollar borrowing amounting to USD 28,732)		797	797
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 500,000)		55,350	55,350
	~~W~~ 		126,251

136

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

19.                 Share Capital and Capital Surplus and Others

The Company’s outstanding share capital consists entirely of common shares with a par value of ~~W~~500. The number of authorized, issued and outstanding common stocks and the details of capital surplus and others as of December 31, 2019 and 2018 are as follows:

(In millions of won, except for share data)
	December 31, 2019		December 31, 2018
Number of authorized shares		220,000,000	220,000,000
Number of issued shares (*)		80,745,711	80,745,711
Share capital:
Common share	~~W~~ 	44,639	44,639
Capital surplus and others:
Paid-in surplus		2,915,887	2,915,887
Treasury shares (Note 20)		(1,696,997)	(1,979,475)
Hybrid bonds (Note 21)		398,759	398,759
Share option (Note 22)		1,302	1,007
Others		(903,332)	(920,854)
	~~W~~ 	715,619	415,324

(*) In 2002 and 2003, the Company retired treasury shares with reduction of its retained earnings before appropriation. As a result, the Company’s outstanding shares have decreased without change in share capital.

19.                 Share Capital and Capital Surplus and Others, Continued

There were no changes in share capital during the years ended December 31, 2019 and 2018 and details of shares outstanding as of December 31, 2019 and 2018 are as follows:

(In shares)	2019			2018
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	80,745,711	7,609,263	73,136,448	80,745,711	8,875,883	71,869,828

137

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

20.               Treasury Shares

The Company acquired treasury shares to provide share dividends, merge with Shinsegi Telecom, Inc. and SK IMT Co, Ltd., increase shareholder value and stabilize its share prices.

Treasury shares as of December 31, 2019 and 2018 are as follows:

(In millions of won, except for share data)
	December 31, 2019		December 31, 2018
Number of shares (*)		7,609,263	8,875,883
Acquisition cost	~~W~~ 	1,696,997	1,979,475

(*) The Company disposed 1,266,620 of its treasury shares to Kakao Co., Ltd. in exchange for ~~W~~302,321 million in cash during the year ended December 31, 2019 in order to solidify the future ICT business cooperation. (See Note 9) The number of treasury shares have decreased by 1,260,668 due to the comprehensive stock exchange transaction with SK Holdings Co., Ltd. in 2018.

21.               Hybrid Bonds

Hybrid bonds classified as equity as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	Type	Issuance date	Maturity(*1)	Annual interest rate(%)(*2)		December 31, 2019	December 31, 2018
Series 2-1 hybrid bonds	Unsecured subordinated bearer bond	June 7, 2018	June 7, 2078	3.70	~~W~~ 	300,000	300,000
Series 2-2 hybrid bonds	Unsecured subordinated bearer bond	June 7, 2018	June 7, 2078	3.65		100,000	100,000
Issuance costs						(1,241)	(1,241)
					~~W~~ 	398,759	398,759

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Company classified the hybrid bonds as equity. When in liquidation or bankruptcy, these hybrid bonds are senior only to common stocks.

(*1) The Company has a right to extend the maturity without any notice or announcement.

(*2) Annual interest rate is determined as yield rate of 5 year national bond plus premium. According to the step-up clause, additional premium of 0.25% and 0.75%, respectively, after 10 years and 25 years from the issuance date are applied.

138

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

22.               Share option

(1)  The terms and conditions related to the grants of the share options under the share option program are as follows:

	Series
	1-1	1-2	1-3	2	3(*)	4
Grant date	March 24, 2017			Feburuary 20, 2018	Feburuary 22, 2019	March 26, 2019
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares				Reissue of treasury shares,cash settelement
Number of shares (in shares)	22,168	22,168	22,168	1,358	4,177	1,734
Exercise price (in won)	246,750	266,490	287,810	254,120	265,260	254,310
Exercise period	Mar. 25, 2019 ~ Mar. 24, 2022	Mar. 25, 2020 ~ Mar. 24, 2023	Mar. 25, 2021 ~ Mar. 24, 2024	Feb. 21, 2020~ Feb. 20, 2023	Feb. 23, 2021~ Feb. 22, 2024	Mar. 27, 2021 ~ Mar. 26, 2024
Vesting conditions	2 years' service from the grant date	3 years' service from the grant date	4 years' service from the grant date	2 years' service from the grant date	2 years' service from the grant date	2 years' service from the grant date

(*) Parts of the grant that have not met the vesting conditions have been forfeited during the year ended December 31, 2019.

(2)  Share compensation expense recognized during the year ended December 31, 2019 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)	Share compensation expense
During the year ended December 31, 2018	~~W~~ 	1,007
During the year ended December 31, 2019		295
In subsequent periods		171
	~~W~~ 	1,473

(3)  The Company used binomial option pricing model in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows:

	1-1	1-2	1-3	2	3	4
Risk-free interest rate	1.8%	1.95%	2.07%	2.63%	1.91%	1.78%
Estimated option’s life	5 years	6 years	7 years	5 years	5 years	5 years
Share price (Closing price on the preceding day in won)	262,500	262,500	262,500	243,500	259,000	253,000
Expected volatility	13.38%	13.38%	13.38%	16.45%	8.30%	7.70%
Expected dividends	3.80%	3.80%	3.80%	3.70%	3.80%	3.90%
Exercise price (in won)	246,750	266,490	287,810	254,120	265,260	254,310
Per share fair value of the option (in won)	27,015	20,240	15,480	23,988	8,600	8,111

139

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

23.               Retained Earnings

(1)  Retained earnings as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Appropriated:
Legal reserve	~~W~~ 	22,320	22,320
Reserve for business expansion		11,531,138	10,531,138
Reserve for technology development		4,265,300	3,321,300
		15,818,758	13,874,758
Unappropriated		860,029	2,593,031
	~~W~~ 	16,678,787	16,467,789

(2)  Legal reserve

The Korean Commercial Act requires the Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

140

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

24.               Statements of Appropriation of Retained Earnings

Details of statements of appropriation of retained earnings for the years ended December 31, 2019 and 2018 are as follows:

Date of appropriation for 2019: March 26, 2020
Date of appropriation for 2018: March 21, 2019

(In millions of won)
	2019		2018
Unappropriated retained earnings:
Unappropriated retained earnings	~~W~~ 	2,203	2,316
Changes in accounting policies		(25,229)	1,773,596
Remeasurement of defined benefit liabilities		(40,720)	(16,354)
Reclassification of valuation gain on FVOCI		30,073	(14,017)
Interim dividends:
2019: ~~W~~1,000 per share,
200% on par value
2018: ~~W~~1,000 per share,
200% on par value		(71,870)	(70,609)
Interest on hybrid bonds		(14,766)	(15,803)
Profit for the year		980,338	933,902
		860,029	2,593,031

Appropriation of retained earnings:
Reserve for business expansion		100,000	1,000,000
Reserve for tology development		100,000	944,000
Cash dividends:
2019: ~~W~~ 9,000 per share,
1,800% on par value
2018: ~~W~~ 9,000 per share,
1,800% on par value		658,228	646,828

		858,228	2,590,828
Unappropriated retained earnings to be carried over to subsequent year	~~W~~ 	1,801	2,203

141

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

25.               Reserves

(1)  Details of reserves, net of taxes, as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Valuation gain on FVOCI	~~W~~ 	(41,998)	2,047
Valuation loss on derivatives		(7,308)	(42,312)
	~~W~~ 	(49,306)	(40,265)

(2)  Changes in reserves for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	Valuation gain (loss) on financial assets at FVOCI		Valuation gain (loss) on available-for-sale financial assets	Valuation gain (loss) on derivatives	Total
Balance at December 31, 2017	~~W~~ 	-	148,873	(70,572)	78,301
Impact of adopting K-IFRS No.1109		90,484	(148,873)	-	(58,389)
Balance at January 1, 2018		90,484	-	(70,572)	19,912
Changes, net of taxes		(88,437)	-	28,260	(60,177)
Balance at January 1, 2019		2,047	-	(42,312)	(40,265)
Changes, net of taxes		(44,045)	-	35,004	(9,041)
Balance at December 31, 2019	~~W~~ 	(41,998)	-	(7,308)	(49,306)

(3)  Changes in valuation gain on financial assets at FVOCI and available-for-sale financial assets for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Balance at January 1	~~W~~ 	2,047	90,484
Amount recognized as other comprehensive income during the year, net of taxes		(13,972)	(102,454)
Amount reclassified to retained earnings, net of taxes		(30,073)	-
Balance at December 31	~~W~~ 	(41,998)	2,047

(4)  Changes in valuation loss on derivatives for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Balance at January 1	~~W~~ 	(42,312)	(70,572)
Amount recognized as other comprehensive income (loss) during the year, net of taxes		28,532	(11,658)
Amount reclassified to profit or loss, net of taxes		6,472	4,625
Balance at December 31	~~W~~ 	(7,308)	(42,312)

142

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

26.               Operating revenue

Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Company’s revenue and future cash flows is as follows:

(In millions of won)
	2019		2018
Products transferred at a point in time:
Product sales	~~W~~ 	111,065	134,290
Services transferred over time:
Wireless service revenue(*1)		9,721,569	9,999,778
Cellular interconnection revenue		518,810	565,314
Others(*2)		1,064,771	1,006,257
		11,305,150	11,571,349
	~~W~~ 	11,416,215	11,705,639

(*1) Wireless service revenue includes revenue from wireless voice and data transmission services principally derived through usage charges collected from the wireless subscribers.

(*2) Other revenue includes revenue from billing and collection services as well as other miscellaneous services.

Most of the Company’s transactions are occurring in Korea as it principally operates its businesses in Korea.

 27.               Other Operating Expenses

Details of other operating expenses for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Communication	~~W~~ 	30,613	28,374
Utilities		247,263	229,508
Taxes and dues		26,307	21,630
Repair		246,840	247,095
Research and development		324,053	319,931
Training		27,272	26,482
Bad debt for accounts receivable - trade		4,036	18,082
Other		48,043	45,599
	~~W~~ 	954,427	936,701

143

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

28.               Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~ 	6,565	19,906
Gain on business transfer		59,375	-
Others		12,272	21,359
	~~W~~ 	78,212	41,265
Other Non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	~~W~~ 	20,680	54,695
Impairment loss on property and equipment and intangible assets		23,231	27,264
Donations		16,441	58,354
Bad debt for accounts receivable - other		3,295	3,008
Others		55,428	6,496
	~~W~~ 	119,075	149,817

29.               Finance Income and Costs

(1)  Details of finance income and costs for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)	2019		2018
Finance Income:
Interest income	~~W~~ 	35,481	42,301
Gain on sale of accounts receivable – other		15,855	18,548
Dividends		525,045	177,490
Gain on foreign currency transactions		6,782	14,666
Gain on foreign currency translations		1,870	568
Gain relating to financial assets at FVTPL		859	16,665
Gain relating to financial liabilities at FVTPL		56	-
Gain on valuation of derivatives		465	1,893
Gain on settlement of derivatives		29,176	-
	~~W~~ 	615,589	279,059

(In millions of won)
	2019		2018
Finance Costs:
Interest expenses	~~W~~ 	246,734	225,224
Loss on foreign currency transactions		7,853	14,932
Loss on foreign currency translations		2,253	650
Loss on settlement of derivatives		641	12,489
Loss on sale of accounts receivable – other		5,823	-
Loss relating to financial assets at FVTPL		7,448	625
Loss relating to financial liabilities at FVTPL		43	1,535
	~~W~~ 	270,795	255,455

(2)  Details of interest income included in finance income for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Interest income on cash equivalents and short-term financial instruments	~~W~~ 	10,537	16,220
Interest income on loans and others		24,944	26,081
	~~W~~ 	35,481	42,301

144

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

29.               Finance Income and Costs, Continued

(3)  Details of interest expenses included in finance costs for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Interest expense on borrowings	~~W~~ 	7,260	3,970
Interest expense on debentures		180,474	171,580
Others		59,000	49,674
	~~W~~ 	246,734	225,224

(4)  Finance income and costs by category of financial instruments for the years ended December 31, 2019 and 2018 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 6 and 34.

1) Finance income and costs

(In millions of won)
	2019
	Finance income(*)		Finance costs
Financial Assets:
Financial assets at FVTPL	~~W~~ 	47,435	13,271
Financial assets at FVOCI		9,909	-
Financial assets at amortized cost		43,140	10,106
		100,484	23,377
Financial Liabilities:
Financial liabilities at FVTPL		56	43
Financial liabilities measured at amortized cost		-	246,734
Derivatives designated as hedging instrument		-	641
		56	247,418
	~~W~~ 	100,540	270,795

(*) Finance income does not include ~~W~~515,049 million of dividends received from subsidiaries, associates and joint ventures for the year ended December 31, 2019.

145

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

29.               Finance Income and Costs, Continued

(4)  Finance income and costs by category of financial instruments for the years ended December 31, 2019 and 2018 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 6 and 34, Continued.

1)       Finance income and costs, Continued

(In millions of won)
		2018
	Finance income(*)		Finance costs
Financial Assets:
Financial assets at FVTPL	~~W~~ 	44,246	625
Financial assets at FVOCI		17,585	-
Financial assets at amortized cost		57,240	15,574
		119,071	16,199
Financial Liabilities:
Financial liabilities at FVTPL		-	1,535
Financial liabilities measured at amortized cost		83	225,232
Derivatives designated as hedging instrument		-	12,489
		83	239,256
	~~W~~ 	119,154	255,455

(*) Finance income does not include ~~W~~159,905 million of dividends received from subsidiaries, associates and joint ventures for the year ended December 31, 2018.

2) Other comprehensive income (loss)

(In millions of won)
	2019		2018
Financial Assets:
Financial assets at FVOCI	~~W~~ 	(13,972)	(102,454)
Derivatives designated as hedging instrument		35,004	17,694
		21,032	(84,760)
Financial Liabilities:
Derivatives designated as hedging instrument		-	10,566
	~~W~~ 	21,032	(74,194)

146

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

29.               Finance Income and Costs, Continued

(5)  Details of impairment losses for financial assets for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Accounts receivable - trade	~~W~~ 	4,036	18,082
Other receivables		3,295	3,008
	~~W~~ 	7,331	21,090

30.                 Income Tax Expense

(1)  Income tax expenses for the years ended December 31, 2019 and 2018 consist of the following:

(In millions of won)
	2019		2018
Current tax expense:
Current year	~~W~~ 	77,518	340,177
Current tax of prior years		(10,385)	(10,638)
		67,133	329,539
Deferred tax expense:
Changes in net deferred tax assets		138,019	(42,197)
Income tax expense	~~W~~ 	205,152	287,342

(2)  The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2019 and 2018 is attributable to the following:

(In millions of won)
	2019		2018
Income taxes at statutory income tax rate	~~W~~ 	315,648	325,480
Non-taxable income		(90,160)	(16,912)
Non-deductible expenses		7,433	9,807
Tax credit and tax reduction		(22,163)	(14,037)
Changes in unrecognized deferred taxes		(1,434)	4,777
Income tax refund		3,633	1,392
Changes in tax rate etc.		(7,805)	(23,165)
Income tax expense	~~W~~ 	205,152	287,342

(3)  Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Valuation loss on financial assets at FVOCI	~~W~~ 	5,681	36,187
Valuation gain (loss) on derivatives		(12,917)	(10,266)
Remeasurement of defined benefit liabilities		14,928	6,128
	~~W~~ 	7,692	32,049

147

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

30.                 Income Tax Expense, Continued

(4)  Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)	2019
	Beginning		Changes in Accounting Policies	Deferred tax expense (income)	Directly charged to (credited from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	~~W~~ 	62,935	-	(10,994)	-	51,941
Accrued interest income		(111)	-	21	-	(90)
Financial assets measured at fair value		65,570	-	6,893	5,681	78,144
Investments in subsidiaries, associates and joint ventures		15,905	-	5,850	-	21,755
Property and equipment		(146,390)	-	34,158	-	(112,232)
Retirement benefit obligation		14,711	-	(4,600)	14,928	25,039
Valuation gain on derivatives		30,287	-	2,175	(12,917)	19,545
Gain or loss on foreign currency translation		21,938	-	57	-	21,995
Leased line		1,788	-	(617)	-	1,171
Incremental costs to acquire a contract		(621,372)	-	(202,601)	-	(823,973)
Right-of-use assets		-	(112,240)	(4,639)	-	(116,879)
Lease liabilities		-	111,123	(609)	-	110,514
Others		31,007	10,422	35,588	-	77,017
Sub-total	~~W~~ 	(523,732)	9,305	(139,318)	7,692	(646,053)
Tax credit		-	-	1,299	-	1,299
		(523,732)	9,305	(138,019)	7,692	(644,754)

148

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

30.                 Income Tax Expense, Continued

(4)  Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2019 and 2018 are as follows, Continued:

(In millions of won)	2018
	Beginning		Changes in Accounting Policies	Deferred tax expense (income)	Directly charged to (credited from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	~~W~~ 	58,004	3,501	1,430	-	62,935
Accrued interest income		(177)	-	66	-	(111)
Financial assets measured at fair value		37,000	(282)	(7,335)	36,187	65,570
Investments in subsidiaries, associates and joint ventures		65,948	-	(50,043	-	15,905
Property and equipment		(212,146)	-	65,756	-	(146,390)
Provisions		1,039	-	(1,039)	-	-
Retirement benefit obligation		6,917	-	1,666	6,128	14,711
Valuation gain on derivatives		25,872	-	14,681	(10,266)	30,287
Gain or loss on foreign currency translation		21,922	-	16	-	21,938
Lease line		2,167	-	(379)	-	1,788
Incremental costs to acquire a contract		-	(632,150)	10,778	-	(621,372)
Others		24,407	-	6,600	-	31,007
	~~W~~ 	30,953	(628,931)	42,197	32,049	(523,732)

(5)  Details of temporary differences not recognized as deferred tax assets in the statements of financial position as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018

Loss allowance	~~W~~ 	77,405	77,405
Investments in subsidiaries, associates and joint ventures		1,531,810	1,537,141
Other temporary differences		51,150	51,150

149

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

31.               Earnings per Share

(1)  Basic earnings per share

1) Basic earnings per share for the years ended December 31, 2019 and 2018 are calculated as follows:

(In millions of won, except for share data)
	2019		2018
Profit for the year	~~W~~ 	980,338	933,902
Interest on hybrid bonds		(14,766)	(15,803)
Profit for the year on common shares		965,572	918,099
Weighted average number of common shares outstanding		72,064,159	70,622,976
Basic earnings per share (in won)	~~W~~ 	13,399	13,000

2) The weighted average number of common shares outstanding for the years ended December 31, 2019 and 2018 are calculated as follows:

(In shares)	2019
	Issued shares	Treasury shares	Number of common shares outstanding at December 31	Weights	Weighted average number of common shares
Issued shares at January 1	80,745,711	(8,875,883)	71,869,828	365/365	71,869,828
Disposal of treasury shares	-	1,266,620	1,266,620	56/365	194,331
					72,064,159

(In shares)	2018
	Issued shares	Treasury shares	Number of common shares outstanding at December 31	Weights	Weighted average number of common shares
Issued shares at January 1	80,745,711	(10,136,551)	70,609,160	365/365	70,609,160
Disposal of treasury shares	-	1,260,668	1,260,668	4/365	13,816
					70,622,976

(2)  Diluted earnings per share

For the years ended December 31, 2019 and 2018, diluted earnings per share are the same as basic earnings per share as there are no dilutive potential common shares.

150

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

32.               Dividends

(1)  Details of dividends declared

Details of dividend declared for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (in won)	Dividend ratio	Dividends
2019	Cash dividends (interim)	71,869,828	500	200%	~~W~~ 	71,870
	Cash dividends (year-end)	73,136,448	500	1,800%		658,228
					~~W~~ 	730,098
2018	Cash dividends (interim)	70,609,160	500	200%	~~W~~ 	70,609
	Cash dividends (year-end)	71,869,828	500	1,800%		646,828
					~~W~~ 	717,437

(2) Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2019 and 2018 are as follows:

(In won)
Year	Dividend type	Dividend per share	Closing price at year-end	Dividend yield ratio
2019	Cash dividends	10,000	238,000	4.20%
2018	Cash dividends	10,000	269,500	3.71%

151

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

33.  Categories of Financial Instruments

(1)  Financial assets by category as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives- hedging instrument	Total
Cash and cash equivalents	~~W~~ 	-	-	497,282	-	497,282
Financial instruments		-	-	234,382	-	234,382
Short-term investment securities		31,920	-	-	-	31,920
Long-term investment securities(*)		75,423	435,210	-	-	510,633
Accounts receivable - trade		-	-	1,479,971	-	1,479,971
Loans and other receivables		532,225	-	554,722	-	1,086,947
Derivative financial assets		-	-	-	126,251	126,251
	~~W~~ 	639,568	435,210	2,766,357	126,251	3,967,386

(*) The Company designated ~~W~~435,210 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)
		December 31, 2018
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives- hedging instrument	Total
Cash and cash equivalents	~~W~~ 	-	-	877,823	-	877,823
Financial instruments		-	-	99,382	-	99,382
Short-term investment securities		47,849	-	-	-	47,849
Long-term investment securities(*)		77,511	333,161	-	-	410,672
Accounts receivable - trade		-	-	1,354,260	-	1,354,260
Loans and other receivables		485,325	-	554,048	-	1,039,373
Derivative financial assets		10,947	-	-	39,858	50,805
	~~W~~ 	621,632	333,161	2,885,513	39,858	3,880,164

 (*) The Company designated ~~W~~333,161 million of equity instruments that are not held for trading as financial assets at FVOCI.

152

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

33.  Categories of Financial Instruments, Continued

(2)  Financial liabilities by category as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019
	Financial liabilities at FVTPL
Derivative financial liabilities	~~W~~ 	32,934
Borrowings		6,407,964
Lease liabilities		410,889
Accounts payable - other and others		5,337,980
	~~W~~ 	12,189,767

(In millions of won)
		December 31, 2018
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives- hedging instrument	Total
Derivative financial liabilities	~~W~~ 	-	-	1,107	1,107
Borrowings		-	44,394	-	44,394
Debentures (*)		61,813	5,660,799	-	5,722,612
Accounts payable - other and others		-	5,181,029	-	5,181,029
	~~W~~ 	61,813	10,886,222	1,107	10,949,142

(*) Debentures classified as financial liabilities at FVTPL as of December 31, 2018 are structured bonds, and they were designated as financial liabilities at FVTPL in order to eliminate a measurement inconsistency with the related derivatives.

153

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

34.       Financial Risk Management

(1)       Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates and interest rates. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets consist of cash and cash equivalents, financial instruments, investment securities, and accounts receivable - trade and other. Financial liabilities consist of accounts payable – other and others, borrowings, debentures and lease liabilities.

1)          Market risk

(i) Currency risk

The Company is exposed to currency risk mainly on exchange fluctuations on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

Monetary assets and liabilities denominated in foreign currencies as of December 31, 2019 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	22,031	 ~~W~~ 	25,507	1,221,621	 ~~W~~ 	1,414,393
EUR	247		321	102		132
JPY	14,698		156	76,531		814
Others	-		169	-		-
		 ~~W~~ 	26,153		 ~~W~~ 	1,415,339

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (See note 18)

As of December 31, 2019, a hypothetical change in exchange rates by 10% would have increased (reduced) the Company’s income before income taxes as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	 ~~W~~ 	2,474	(2,474)
EUR		19	(19)
JPY		(66)	66
Others		17	(17)
	 ~~W~~ 	2,444	(2,444)

154

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

34.    Financial Risk Management, Continued

(1)    Financial risk management, Continued

1)            Market risk, Continued

(ii) Interest rate risk

The interest rate risk of the Company arises from borrowings, debentures, and long-term payables-other. Since the Company’s interest-bearing assets are mostly fixed-interest bearing assets, the Company’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Company performs various analysis of interest rate risk to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Company takes various measures such as refinancing, renewal, alternative financing and hedging.

As of December 31, 2018, floating-rate debentures amount to ~~W~~347,340 million, and the Company has entered into interest rate swaps to hedge interest rate risk related to floating-rate debentures as described in note 18. Therefore, income before income taxes for the year ended December 31, 2019 would not have been affected by the changes in interest rates of floating-rate borrowings and debentures.

As of December 31, 2019, the floating-rate long-term payables – other are ~~W~~2,051,389 million. If the interest rate increases (decreases) 1% with all other variables held constant, income before income taxes for the year ended December 31, 2019 would change by ~~W~~ 20,514 million in relation to floating-rate long-term payables - other that are exposed to interest rate risk.

2) Credit risk

The maximum credit exposure as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Cash and cash equivalents	 ~~W~~ 	497,240	877,781
Financial instruments		234,382	99,382
Investment securities		900	900
Accounts receivable – trade		1,479,971	1,354,260
Loans and other receivables		1,086,947	1,039,373
Derivative financial assets		126,251	50,805
	 ~~W~~ 	3,425,691	3,422,501

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Company establishes credit limits for each customer or counterparty.

155

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

34.      Financial Risk Management, Continued

(1)      Financial risk management, Continued

  2) Credit risk, Continued

 (i) Account receivable – trade and contract assets

The Company establishes a loss allowance in respect of account receivable – trade and contract assets. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Details of changes in loss allowance during the year ended December 31, 2019 are included in note 6.

(ii) Debt investments

The credit risk arises from debt investments included in ~~W~~ 234,382 million of financial instruments, ~~W~~ 900 million of investment securities, and ~~W~~1,086,947 million of loans and other receivables. To limit the exposure to this risk, the Company transacts only with financial institutions with credit ratings that are considered to be low credit risk.

Most of the Company’s debt investments are considered to have a low risk of default and the borrower has a strong capacity to meet its contractual cash flow obligations in the near term. Thus the Company measured the loss allowance for the debt investments at an amount equal to 12-month expected credit losses.

Meanwhile, the Company monitors changes in credit risk at each reporting date. The Company recognized the loss allowance at an amount equal to lifetime expected credit losses when the credit risk on the debt investments is assumed to have increased significantly if it is more than 30 days past due.

The Company’s maximum exposure to credit risk is equal to each financial asset’s carrying amount. The gross carrying amounts of each financial asset except for the accounts receivable – trade and  derivative financial assets as of December 31, 2019 are as follows:

(In millions of won)
	Financial assets at FVTPL		At amortized cost
			12-month ECL	Lifetime ECL – not credit impaired	Lifetime ECL – credit impaired
Gross carrying amount	~~W~~ 	533,125	767,544	31,926	66,092
Loss allowance		-	(3,252)	(7,114)	(66,092)
Carrying amount	~~W~~ 	533,125	764,292	24,812	-

156

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

34.     Financial Risk Management, Continued

(1)     Financial risk management, Continued

2)          Credit risk, Continued

(ii) Debt investments, Continued

Changes in the loss allowance for the debt investments during the year ended December 31, 2019 are as follows:

(In millions of won)
	12-month EC		Lifetime ECL – not credit impaired	Lifetime ECL – credit impaired	Total
January 1, 2019	 ~~W~~ 	3,305	9,116	79,663	92,084
Remeasurement of loss allowance, net		327	408	2,560	3,295
Transfer to lifetime ECL – not credit impaired		(380)	380	-	-
Transfer to lifetime ECL – credit impaired		-	(2,790)	2,790	-
Amounts written off		-	-	(26,141)	(26,141)
Recovery of amounts written off		-	-	7,220	7,220
December 31, 2019	 ~~W~~ 	3,252	7,114	66,092	76,458

(iii) Cash and cash equivalents

The Company has ~~W~~497,240 million as of December 31, 2019 (~~W~~877,781 million as of December 31, 2018) cash and cash equivalents with banks and financial institutions above specific credit ratings.

Impairment on cash and cash equivalents has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The Company considered that its cash and cash equivalents have low credit risk based on the credit ratings of the counterparties assigned by external credit rating agencies.

157

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

34.      Financial Risk Management, Continued

(1)      Financial risk management, Continued

 3)           Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Company maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of December 31, 2019 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Borrowings(*)	 ~~W~~ 	32,934	34,414	13,971	20,443	-
Debentures(*)		6,407,964	7,567,918	687,774	3,860,257	3,019,887
Lease liabilities		410,889	431,977	213,747	193,892	24,338
Accounts payable - other and others(*)		5,337,980	5,479,330	3,797,938	1,107,259	574,133
	 ~~W~~ 	12,189,767	13,513,639	4,713,430	5,181,851	3,618,358

(*)              Includes interest payables.

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

As of December 31, 2019, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	 ~~W~~ 	126,251	128,750	44,872	84,506	(628)

158

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

34.       Financial Risk Management, Continued

(2)       Capital management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Company is the same as that of the Company as of and for the year ended December 31, 2018.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity; both are from the financial statements.

Debt-equity ratio as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Total liabilities	 ~~W~~ 	13,449,628	11,960,536
Total equity		17,389,739	16,887,487
Debt-equity ratios		77.34%	70.82%

(3)     Fair value

1)          Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2019 are as follows:

(In millions of won)		December 31, 2019
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	 ~~W~~ 	639,568	-	564,145	75,423	639,568
Derivatives hedging instrument		126,251	-	126,251	-	126,251
FVOCI		435,210	384,721	-	50,489	435,210
	 ~~W~~ 	1,201,029	384,721	690,396	125,912	1,201,029
Financial liabilities that are not measured at fair value:
Borrowings	 ~~W~~ 	32,934	-	33,755	-	33,755
Debentures		6,407,964	-	6,848,312	-	6,848,312
Long-term payables - other		1,968,538	-	2,003,025	-	2,003,025
	 ~~W~~ 	8,409,436	-	8,885,092	-	8,885,092

159

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

34.        Financial Risk Management, Continued

(3)        Fair value, Continued

    2)       Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2018 are as follows:

(In millions of won)		December 31, 2018
		Carrying amount	Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	 ~~W~~ 	621,632	-	544,121	77,511	621,632
Derivatives hedging instrument		39,858	-	39,858	-	39,858
FVOCI		333,161	292,399	-	40,762	333,161
	 ~~W~~ 	994,651	292,399	583,979	118,273	994,651
Financial liabilities that are measured at fair value:
FVTPL	 ~~W~~ 	61,813	-	61,813	-	61,813
Derivative financial liabilities		1,107	-	1,107	-	1,107
	 ~~W~~ 	62,920	-	62,920	-	62,920
Financial liabilities that are not measured at fair value:
Borrowings	 ~~W~~ 	44,394	-	45,229	-	45,229
Debentures		5,660,799	-	6,033,601	-	6,033,601
Long-term payables - other		2,362,966	-	2,439,593	-	2,439,593
	 ~~W~~ 	8,068,159	-	8,518,423	-	8,518,423

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods such as discounted cash flow and market approach. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Company performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

160

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

34.      Financial Risk Management, Continued

(3)      Fair value, Continued

  2)               Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2019 are as follows, Continued:

Interest rates used by the Company for the fair value measurement as of December 31, 2019 are as follows:

Interest rate
Derivative instruments	1.68% ~ 1.81%
Borrowings and debentures	1.65% ~ 1.82%
Long-term payables - other	1.59% ~ 1.90%

3)               There have been no transfers between Level 2 and Level 1 for year ended December 31, 2019. The changes of financial assets classified as Level 3 for the year ended December 31, 2018 are as follows:

		Balance at January 1, 2019	Valuation	Acquisition	Disposal	Balance at December 31, 2019
FVTPL	 ~~W~~ 	77,511	(5,380)	5,604	(2,312)	75,423
FVOCI		40,762	(3,473)	13,200	-	50,489
	 ~~W~~ 	118,273	(8,853)	18,804	(2,312)	125,912

(4)               Enforceable master netting agreement or similar agreement

           Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2019 and 2018 are as follows:

(In millions of won)		December 31, 2019
		Gross financial instruments recognized	Amount offset	Net financial instruments presented on the statement of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Accounts receivable – trade and others	 ~~W~~ 	77,958	(77,958)	-	-	-

Financial liabilities:
Accounts payable – other and others	 ~~W~~ 	78,133	(77,958)	175	-	175

161

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

34.      Financial Risk Management, Continued

(4)      Enforceable master netting agreement or similar agreement, Continued

  Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2019 and 2018 are as follows, Continued:

(In millions of won)		December 31, 2018
		Gross financial instruments recognized	Amount offset	Net financial instruments presented on the statement of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivatives(*)	 ~~W~~ 	1,867	-	1,867	(1,107)	760
Accounts receivable – trade and others		92,000	(92,000)	-	-	-
	 ~~W~~ 	93,867	(92,000)	1,867	(1,107)	760

Financial liabilities:
Derivatives(*)	 ~~W~~ 	1,107	-	1,107	(1,107)	-
Accounts payable – other and others		92,324	(92,000)	324	-	324
	 ~~W~~ 	93,431	(92,000)	1,431	(1,107)	324

(*)  The balance represents the net amount under the standard terms and conditions of International Swap and Derivatives Association.

162

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

35.       Transactions with Related Parties

(1)       List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holdings Co., Ltd.
Subsidiaries	SK Planet Co., Ltd. and 47 others(*)
Joint ventures	Dogus Planet, Inc. and 2 others
Associates	SK Hynix Inc. and 44 others
Others	The Ultimate Controlling Entity’s other subsidiaries and associates, etc.

(*)  As of December 31, 2019, subsidiaries of the Company are as follows:

Company		Ownership percentage(%)(*1)	Types of business
Subsidiaries owned by the Company	SK Telink Co., Ltd.	100.0	Telecommunication and Mobile Virtual Network Operator service
	SK Communications Co., Ltd.	100.0	Internet website services
	SK Broadband Co., Ltd.	100.0	Telecommunication services
	PS&Marketing Corporation	100.0	Communications device retail business
	SERVICE ACE Co., Ltd.	100.0	Customer center management service
	SERVICE TOP Co., Ltd.	100.0	Customer center management service
	SK O&S Co., Ltd. (Formerly, Networks O&S Co., Ltd.)	100.0	Base station maintenance service
	SK Telecom China Holdings Co., Ltd.	100.0	Investment(Holdings company)
	SK Global Healthcare Business Group., Ltd.	100.0	Investment
	YTK Investment Ltd.	100.0	Investment
	Atlas Investment	100.0	Investment
	SKT Americas, Inc.	100.0	Information gathering and consulting
	One Store Co., Ltd.	52.7	Telecommunication services
	SK Planet Co., Ltd.	98.7	Telecommunication services
	Eleven Street Co., Ltd.	80.3	Telecommunication services
	DREAMUS COMPANY (Formerly, IRIVER LIMITED) (*2)	51.4	Manufacturing of media and audio equipment
	SK Infosec Co., Ltd.	100.0	System software development and supply
	Life & Security Holdings Co., Ltd.	55.0	Investment(Holdings company)
	Quantum Innovation Fund I	59.9	Investment
	SK Telecom Japan Inc.	100.0	Investment
	id Quantique SA	66.8	Quantum information and communications service
	SK Telecom TMT Investment Corp. (*3)	100.0	Investment
	FSK L&S Co., Ltd. (*4)	60.0	Freight and logistics consulting business
	Incross Co., Ltd. (*5)	34.6	Media representative business
	HappyHanool Co., Ltd. (*3)	100.0	Service
Subsidiaries owned by SK Planet Co., Ltd.	SK m&service Co.,Ltd.	100.0	Database and internet website service
	SK Planet Global Holdings Pte. Ltd.	100.0	Investment(Holdings company)
	SKP America LLC.	100.0	Digital contents sourcing service
	K-net Culture and Contents Venture Fund	59.0	Capital investing in startups
Subsidiaries owned by Dreamus Company (Formerly, IRIVER LIMITED)	iriver Enterprise Ltd.	100.0	Management of Chinese subsidiaries
	iriver China Co., Ltd.	100.0	Sales and manufacturing of MP3 and 4 in China
	Dongguan iriver Electronics Co., Ltd.	100.0	Sales and Manufacturing of e-book devices in China
	LIFE DESIGN COMPANY Inc. (*6)	100.0	Selling of goods in Japan

163

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

35.       Transactions with Related Parties, Continued

(1)       List of related parties, Continued

Company		Ownership percentage(%)(*1)	Types of business
Subsidiaries owned by SK Infosec Co., Ltd.	SKinfosec Information Technology(Wuxi) Co., Ltd.(*7)	100.0	System software development and supply services
Subsidiaries owned by Life & Security Holdings Co., Ltd.	ADT CAPS Co., Ltd.	100.0	Security system service
	CAPSTEC Co., Ltd.	100.0	Security service
	ADT SECURITY Co., Ltd.	100.0	Sales and trade of anti-theft devices and surveillance devices
Subsidiaries owned by SK Telink Co., Ltd.	SK TELINK VIETNAM Co., Ltd.	100.0	Communications device retail business
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	100.0	Operation of information and communication facility
	SK stoa Co., Ltd.	100.0	Other telecommunication retail business
Subsidiaries owned by id Quantique SA	Id Quantique LLC	100.0	Quantum information and communications service
Subsidiaries owned by FSK L&S Co., Ltd.	FSK L&S(Shanghai) Co., Ltd. (*4)	66.0	Logistics business
	FSK L&S (Hungary) Co., Ltd.(*8)	100.0	Logistics business
Subsidiaries owned by Incross Co., Ltd.	Infracommunications Co., Ltd. (*5)	100.0	Service operation
	Mindknock Co., Ltd. (*9)	100.0	Software development
Subsidiaries owned by SK Telecom Japan Inc.	SK Planet Japan, K. K.	79.8	Digital Contents sourcing service
Others(*10)	SK Telecom Innovation Fund, L.P	100.0	Investment
	SK Telecom China Fund I L.P.	100.0	Investment

(*1) The ownership interest represents direct ownership interest in subsidiaries either by the Company or subsidiaries of the Company.

(*2) DREAMUS COMPANY(Formerly, IRIVER LIMITED) merged groovers Inc. during the year ended December 31, 2019.

(*3) SK Telecom TMT Investment Corp. was newly established by the Company during the year ended December 31, 2019.

(*4) FSK L&S Co., Ltd. was reclassified as a subsidiary from an associate during the year ended December 31, 2019, and thus FSK L&S (Shanghai) Co., Ltd., a subsidiary of FSK L&S Co., Ltd. was included in the subsidiary.

(*5) The Company acquired 2,786,455 shares of Incross Co., Ltd. at W53,722 million in cash during the year ended December 31, 2019 in order to expand digital advertising business through the integration of the Company’s technological capabilities.

(*6) LIFE DESIGN COMPANY Inc. merged Groovers Japan Co., Ltd. during the year ended December 31, 2019.

(*7) SK Infosec Co., Ltd. newly established SKinfosec Information Technology (Wuxi) Co., Ltd. during the year ended December 31, 2019.

(*8) FSK L&S Co., Ltd. newly established FSK L&S (Hungary) Co., Ltd. during the year ended December 31, 2019.

(*9) Mindknock Co., Ltd. was reclassified as a subsidiary from an associate as Incross Co., Ltd. acquired additional shares of Mindknock Co., Ltd. during the year ended December 31, 2019.

(*10) Others are owned together by Atlas Investment and another subsidiary of the Company.

164

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

35.       Transactions with Related Parties, Continued

(1)       List of related parties, Continued

As of December 31, 2019, the Company is included in SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act. All of the other entities included in SK Group are considered related parties of the Company.

(2)      Compensation for the key management

The Company considers registered directors (3 executive and 5 non-executive directors) who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensation given to such key management for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
		2019	2018
Salaries	 ~~W~~ 	5,969	4,488
Defined benefits plan expenses		1,236	920
Share option		325	548
	 ~~W~~ 	7,530	5,956

Compensation for the key management includes salaries, non-monetary salaries, and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

165

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

35.       Transactions with Related Parties, Continued

(3)       Transactions with related parties for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
Scope	Company	Operating revenue and others		Operating expense and others (*1)	Acquisition of property and equipment
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*2)	 ~~W~~ 	29,130	508,255	47,789
Subsidiaries	SK Broadband Co., Ltd.		109,663	542,715	22,255
	PS&Marketing Corporation(*3)		12,408	1,595,661	985
	SK O&S Co., Ltd. (Formerly, Network O&S Co., Ltd.)		4,493	220,585	60,801
	SK Planet Co., Ltd.		2,963	89,026	92,477
	SK Telink Co., Ltd. (*4)		249,464	22,612	-
	SERVICE ACE Co., Ltd. (*5)		15,399	133,717	-
	SERVICE TOP Co., Ltd. (*6)		17,695	138,971	-
	Eleven Street Co., Ltd.		7,202	7,990	-
	Life & Security Holdings Co., Ltd. (*7)		33,111	1,257	222
	One Store Co., Ltd.		14,963	1,461	-
	SK Infosec Co., Ltd. (*8)		50,149	31,267	4,812
	Dreamus Company Inc. (formerly, IRIVER LIMITED)		1,185	49,214	-
	Others		8,095	39,575	5,799
			526,790	2,874,051	187,351
Associates	F&U Credit information Co., Ltd.		1,108	46,824	-
	SK hynix Inc. (*9)		246,522	255	-
	KEB HanaCard Co., Ltd.		832	1,901	-
	SK Wyverns Co., Ltd.		1,313	21,145	-
	Others (*10)		11,049	14,208	457
			260,824	84,333	457
Other	SK Engineering & Construction Co., Ltd.		5,722	253	7,400
	SK Innovation Co., Ltd.		14,470	2,748	-
	SK Networks Co., Ltd.		3,061	15,981	443
	SK Networks service Co., Ltd.		733	45,942	2,569
	SK Telesys Co., Ltd.		215	965	25,886
	SK TNS Co., Ltd.		197	34,115	426,273
	SK energy Co., Ltd.		2,914	248	-
	SKC Infra Service Co., Ltd.		64	8,573	2,008
	SK ENS Co., Ltd.		1,991	145	-
	UbiNS Co.,Ltd.		-	1,907	45,814
	Others		12,105	6,088	10,130
			41,472	116,965	520,523
		 ~~W~~ 	858,216	3,583,604	756,120

166

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

35.      Transactions with Related Parties, Continued

(3)     Transactions with related parties for the years ended December 31, 2019 and 2018 are as follows, Continued:

(*1)   Operating expenses and others include lease payments by the Company.

(*2)   Operating expenses and others include ~~W~~216,241 million of dividends paid by the Company.

(*3)   Operating expenses and others include ~~W~~890,529 million paid to PS&Marketing Corporation relating to purchase of accounts receivables resulting from sale of handsets.

(*4)   Operating revenue and others include ~~W~~199,995 million of dividend income received.

(*5)   Operating revenue and others include ~~W~~7,499 million of dividend income received.

(*6)   Operating revenue and others include ~~W~~8,900 million of dividend income received.

(*7)   Operating revenue and others include ~~W~~21,117 million of dividend income received.

(*8)   Operating revenue and others include ~~W~~50,039 million of dividend income received.

(*9)   Operating revenue and others include ~~W~~219,150 million of dividend income received.

(*10) Operating revenue and others include ~~W~~8,350 million of dividend income received from Korea IT Fund and UniSK.

167

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

35.     Transactions with Related Parties, Continued

(3)     Transactions with related parties for the years ended December 31, 2019 and 2018 are as follows, Continued:

(In millions of won)			2018
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Collection of loans
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	 ~~W~~ 	10,396	509,349	72,756	-
Subsidiaries	SK Broadband Co., Ltd.		120,312	561,672	58,157	-
	PS&Marketing Corporation(*2)		11,701	1,503,532	883	-
	Network O&S Co., Ltd.		4,331	216,305	48,643	-
	SK Planet Co., Ltd.		20,750	48,622	18,646	-
	SK Telink Co., Ltd.		55,490	22,875	-	-
	SERVICE ACE Co., Ltd.		7,739	130,313	-	-
	SERVICE TOP Co., Ltd.		8,359	155,577	-	-
	Eleven Street Co., Ltd.		8,246	6,870	-	-
	SK techx Co., Ltd. (*3)		3,373	96,258	11,064	-
	Others (*4)		76,878	80,992	24,761	-
			317,179	2,823,016	162,154	-
Associates	F&U Credit information Co., Ltd.		1,589	46,300	-	-
	HappyNarae Co., Ltd. (*5)		106	14,465	78,267	-
	SK hynix Inc.(*6)		175,029	313	-	-
	KEB HanaCard Co., Ltd.		15,046	15,387	-	-
	Others(*7)		4,910	30,844	1,202	204
			196,680	107,309	79,469	204
Other	SK Engineering & Construction Co., Ltd.		3,167	224	8,700	-
	SK Innovation Co., Ltd.		8,995	996	-	-
	SK Networks Co., Ltd.		14,069	15,020	435	-
	SK Networks service Co., Ltd.		650	48,618	3,948	-
	SK Telesys Co., Ltd.		181	885	72,942	-
	SK TNS Co., Ltd.		100	13,280	359,837	-
	SK energy Co., Ltd.		2,814	227	-	-
	SKC Infra Service Co., Ltd.		44	9,869	3,648	-
	SK ENS Co., Ltd.		1,604	121	-	-
	Others		10,289	5,356	-	-
			41,913	94,596	449,510	-
		 ~~W~~ 	566,168	3,534,270	763,889	204

168

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

35.       Transactions with Related Parties, Continued

(3)       Transactions with related parties for the years ended December 31, 2019 and 2018 are as follows, Continued:

(*1)     Operating expenses and others include ~~W~~203,635 million of dividends paid by the Company.

(*2)     Operating expenses and others include ~~W~~889,352 million paid to PS&Marketing Corporation relating to purchase of accounts receivables resulting from sale of handsets.

(*3)     Transactions with SK techx Co., Ltd occurred before merger with SK Planet Co., Ltd.

(*4)     Operating revenue and others include ~~W~~10,090 million of dividends received from SK Global Healthcare Business Group Ltd. and ~~W~~39,679 million of investment return.

(*5)     Transactions with HappyNarae Co., Ltd. occured before disposal.

(*6)     Operating revenue and others include ~~W~~146,100 million of dividends received.

(*7)     Operating revenue and others include ~~W~~3,715 million of dividends received from Korea IT Fund and UniSK.

169

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

35.       Transactions with Related Parties, Continue

(4)       Account balances with related parties as of December 31, 2019 and 2018 are as follows:

(In millions of won)			December 31, 2019
			Receivables		Payables
Scope	Company		Loans	Accounts receivable- trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Holdings Co., Ltd.	 ~~W~~ 	-	1,869	53,280
Subsidiaries	SK Broadband Co., Ltd.		-	9,812	54,368
	PS&Marketing Corporation		-	122	67,029
	SK O&S Co., Ltd. (Formerly, Network O&S Co., Ltd.)		-	15	54,902
	SK Planet Co., Ltd.		-	949	100,412
	SK Telink Co., Ltd.		-	10,591	2,709
	SERVICE ACE Co., Ltd.		-	348	25,035
	SERVICE TOP Co., Ltd.		-	15	26,837
	Eleven Street Co., Ltd.		-	131	4,730
	One Store Co., Ltd.		-	263	27,409
	SK m&service Co., Ltd.		-	3,220	8,006
	SK Infosec Co., Ltd.		-	24	8,136
	SK Communications Co., Ltd.		-	31	11,574
	Others		-	1,062	10,252
			-	26,583	401,399
Associates	F&U Credit information Co., Ltd.		-	-	4,742
	SK hynix Inc.		-	5,602	48
	Wave City Development Co., Ltd.		-	31,523	-
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	5,359	-
	KEB HanaCard Co., Ltd.		-	1,025	9,474
	Others		204	25	2,261
			22,351	43,534	16,525
Other	SK Engineering and Construction Co., Ltd.		-	3,527	97
	SK Innovation Co., Ltd.		-	5,542	22,492
	SK Networks Co., Ltd.		-	333	20,430
	SK Networks Services Co., Ltd.		-	-	7,739
	SK Telesys Co., Ltd.		-	26	3,573
	SK TNS Co., Ltd.		-	9	193,946
	SK Energy Co., Ltd		-	215	149
	UbiNS Co., Ltd.		-	-	16,741
	Others		-	1,690	8,813
			-	11,342	273,980
Total		 ~~W~~ 	22,351	83,328	745,184

(*) As of December 31, 2019, the Company recognized the entire balance of loans to Daehan Kanggun BcN Co., Ltd. as loss allowances.

170

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

35.      Transactions with Related Parties, Continue

(4)      Account balances with related parties as of December 31, 2019 and 2018 are as follows, Continued:

(In millions of won)			December 31, 2018
			Receivables		Payables
Scope	Company		Loans	Accounts receivable- trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Holdings Co., Ltd.	 ~~W~~ 	-	2,119	88,103
Subsidiaries	SK Broadband Co., Ltd.		-	7,637	69,069
	PS&Marketing Corporation		-	250	82,034
	Network O&S Co., Ltd.		-	35	42,683
	SK Planet Co., Ltd.		-	1,003	45,268
	SK Telink Co., Ltd.		-	8,353	4,629
	SERVICE ACE Co., Ltd.		-	123	24,629
	SERVICE TOP Co., Ltd.		-	138	30,771
	Eleven Street Co., Ltd.		-	2,086	3,141
	One Store Co., Ltd.		-	1,178	27,164
	SK m&service Co., Ltd.		-	3,366	5,894
	Others		-	401	28,776
			-	24,570	364,058
Associates	F&U Credit information Co., Ltd.		-	92	5,725
	SK hynix Inc.		-	12,840	89
	Wave City Development Co., Ltd.		-	37,263	-
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	-	-
	KEB HanaCard Co., Ltd.		-	541	11,311
	Others		407	111	1,762
			22,554	50,847	18,887
Other	SK Engineering and Construction Co., Ltd.		-	441	760
	SK Innovation Co., Ltd.		-	2,297	798
	SK Networks Co., Ltd.		-	1,226	327
	SK Networks Services Co., Ltd.		-	11	7,849
	SK Telesys Co., Ltd.		-	19	4,163
	SK TNS Co., Ltd.		-	-	78,421
	SK Energy Co., Ltd		-	790	102
	Others		-	1,732	4,591
			-	6,516	97,011
Total		 ~~W~~ 	22,554	84,052	568,059

(*) As of December 31, 2018, the Company recognized the entire balance of loans to Daehan Kanggun BcN Co., Ltd. as loss allowances.

(5) There were additional investments and disposal transactions in subsidiaries, associates and joint ventures during the years ended December 31, 2019 and 2018 as presented in note 10.

171

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

36.      Commitments and Contingencies

(1)      Accounts receivables from sale of handsets

The sales agents of the Company sell handsets to the Company’s subscribers on an installment basis. The Company entered into comprehensive agreements to purchase accounts receivables from handset sales with retail stores and authorized dealers, and to transfer the accounts receivables from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivables from sale of handsets amounting to ~~W~~646,837 million as of December 31, 2019 which the Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable – other and long-term accounts receivable – other.

(2)      Legal claims and litigations

As of December 31, 2019, the Company is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. In connection with those legal claims and litigation for which no provision was recognized, management does not believe the Company has a present obligation, nor is it expected any of these claims or litigation will have a significant impact on the Company’s financial position or operating results in the event an outflow of resources is ultimately necessary.

172

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

37.       Statements of Cash Flows

(1)       Adjustments for income and expenses from operating activities for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
		2019	2018
Gain on foreign currency translations	 ~~W~~ 	(1,870)	(568)
Interest income		(35,481)	(42,301)
Dividends		(525,045)	(177,490)
Gain relating to financial assets at FVTPL		(859)	(16,665)
Gain relating to financial liabilities at FVTPL		(56)	-
Gain on disposal of property and equipment and intangible assets		(6,565)	(19,906)
Gain on business transfer		(59,375)	-
Gain on valuation of derivatives		(465)	(1,893)
Gain on settlement of derivatives		(29,176)	-
Gain on sale of accounts receivable - other		(15,855)	(25,476)
Other income		(573)	-
Loss on foreign currency translations		2,253	650
Bad debt for accounts receivable - trade		4,036	18,082
Bad debt for accounts receivable - other		3,295	3,008
Loss relating to financial assets at FVTPL		7,448	625
Depreciation and amortization		2,827,563	2,473,489
Loss on disposal of property and equipment and intangible assets		20,680	54,695
Impairment loss on property and equipment and intangible assets		23,231	27,264
Interest expenses		246,734	225,224
Loss relating to financial liabilities at FVTPL		43	1,535
Loss on settlement of derivatives		641	12,489
Gain (loss) relating to investments in subsidiaries and associates		68,550	1,302
Loss on sale of accounts receivable - other		5,823	-
Retirement benefit expenses		45,229	40,899
Share option		295	593
Income tax expense		205,152	287,342
Other expenses		8,160	734
	 ~~W~~ 	2,793,813	2,863,632

173

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

38.       Statements of Cash Flows, Continued

(2)       Changes in assets and liabilities from operating activities for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Accounts receivable – trade	 ~~W~~ 	(135,840)	135,190
Accounts receivable – other		39,630	508,904
Advance payments		(11,040)	7,167
Prepaid expenses		(336,394)	144,274
Inventories		10,954	6,961
Long-term accounts receivable - other		(55,916)	11,065
Long-term prepaid expenses		(388,285)	(83,263)
Guarantee deposits		8,429	(5,692)
Contract assets		(23,366)	(7,531)
Accounts payable – other		160,397	(178,384)
Withholdings		(10,967)	132,487
Deposits received		175	116
Accrued expenses		96,403	(109,331)
Provisions		(656)	(3,874)
Plan assets		(28,549)	(34,527)
Retirement benefit payment		(21,875)	(23,601)
Contract liabilities		34,441	10,388
Others		(20,837)	30
	 ~~W~~ 	(683,296)	510,379

(3)       Significant non-cash transactions for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
		2019	2018
Increase in accounts payable - other relating to the acquisition of property and equipment and intangible assets	 ~~W~~ 	483,005	1,147,331
Increase of right-of-use assets upon adoption of K-IFRS 1116		450,557	-
Asset contribution for investments		168	-
Investment in subsidiary from comprehensive stock exchange		-	44,077

174

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

38.      Statements of Cash Flows, Continued

(4)      Reconciliation of liabilities arising from financing activities for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
						Non-cash transactions
		December 31, 2018	Adoption of K-IFRS 1116	January 1, 2019	Cash flows	Exchange rate changes	Fair value changes	Other changes	December 31, 2019

Long-term borrowings	 ~~W~~ 	44,394	-	44,394	(12,882)	1,129	-	293	32,934
Debentures		5,722,612	-	5,722,612	645,274	47,343	(56)	(7,209)	6,407,964
Lease liabilities		-	412,407	412,407	(297,895)	-	-	296,377	410,889
Long-term payables – other		2,362,966	-	2,362,966	(425,349)	-	-	30,921	1,968,538
Derivative financial liabilities		1,107	-	1,107	626	83	(1,816)	-	-
Derivative financial assets		(50,805)	-	(50,805)	11,800	-	(84,975)	(2,271)	(126,251)
	 ~~W~~ 	8,080,274	412,407	8,492,681	(78,426)	48,555	(86,847)	318,111	8,694,074

Payments of cash dividends				 ~~W~~ 	(718,698)
Payments of interest on hybrid bonds					(14,766)
Disposal of treasury shares					300,000
					(433,464)
				 ~~W~~ 	(511,890)

175

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

38.      Statements of Cash Flows, Continued

(4)      Reconciliation of liabilities arising from financing activities for the years ended December 31, 2019 and 2018 are as follows, Continued:

(In millions of won)
		2018
		January 1, 2018	Cash flows	Non-cash transactions			December 31, 2018
				Exchange rate changes	Fair value changes	Other changes
Total liabilities from financing activities:
Long-term borrowings	 ~~W~~ 	54,517	(12,770)	2,281	-	366	44,394
Debentures		5,453,864	209,796	52,880	1,535	4,537	5,722,612
Long-term payables – other		1,630,381	(302,867)	-	-	1,035,452	2,362,966
Derivative financial liabilities		38,510	(27,097)	13,595	(9,612)	(14,289)	1,107
Derivative financial assets		(30,608)	(2,000)	2,000	(20,197)	-	(50,805)
	 ~~W~~ 	7,146,664	(134,938)	70,756	(28,274)	1,026,066	8,080,274
Other cash flows from financing activities:
Payments of cash dividends		 ~~W~~ 	(706,091)
Issuance of hybrid bonds			398,759
Repayment of hybrid bonds			(400,000)
Payments of interest on hybrid bonds			(15,803)
			(723,135)
		 ~~W~~ 	(858,073)

176

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

Report on the Operation of Internal Accounting Control System (“IACS”)

English translation of a Report Originally Issued in Korean

To Shareholders, the Board of Directors and Audit Committee of

SK Telecom Co., Ltd.

We, as the Chief Executive Officer (“CEO”) and Internal Accounting Control Officer (“IACO”) of SK Telecom Co., Ltd. (“the Company”), assessed the status of the design and operation of the Company’s IACS as of December 31, 2019.

The Company’s management including the CEO and IACO is responsible for designing and operating IACS. We, as the CEO and IACO, assessed whether the IACS has been appropriately designed and is effectively operating to prevent and detect error or fraud which may cause material misstatement of the financial statements, for the purpose of preparing and disclosing reliable financial statements reporting.

We, as the CEO and IACO, used the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’ established by the Operating Committee of Internal Control over Financial Reporting in Korea (the “ICFR Committee”)’ as the criteria for design and operation of the Company’s ICFR. And we conducted an evaluation of ICFR based on the ‘Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting’ established by the ICFR Committee.

Based on the assessment of the CEO and IACS, the Company’s IACS has been appropriately designed and is operating effectively as of December 31, 2019, in all material respects, in accordance with the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’ issued by the Internal Accounting Control System Operation Committee.

We hereby confirm that (1) this report is not falsely made; (2) this report includes all information that should be presented; (3) The contents of this report do not include any matters that might cause serious misunderstanding and (4) we have reviewed the contents of this report with sufficient caution.

February 5, 2020

 /s/ Internal Accounting Control Officer

 /s/ Chief Executive Officer

177

SK TELECOM CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2019 and 2018

(With Independent Auditors’ Report Thereon)

178

179

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2019 and 2018

(In millions of won)	Note		December 31, 2019	December 31, 2018

Assets
Current Assets:
Cash and cash equivalents	35,36	~~W~~ 	1,270,824	1,506,699
Short-term financial instruments	6,35,36		830,647	1,045,676
Short-term investment securities	11,35,36		166,666	195,080
Accounts receivable – trade, net	7,35,36,37		2,230,979	2,008,640
Short-term loans, net	7,35,36,37		66,123	59,094
Accounts receivable – other, net	3,7,35,36,37		905,436	937,837
Prepaid expenses	3,8		2,030,550	1,768,343
Contract assets	9		127,499	90,072
Inventories, net	10		162,882	288,053
Derivative financial assets	22,35,36,39		26,253	13
Prepaid income taxes	33		63,748	1,216
Advance payments and other	7,35,36,37		220,687	58,116
			8,102,294	7,958,839

Non-Current Assets:
Long-term financial instruments	6,35,36		990	1,221
Long-term investment securities	11,35,36		857,215	664,726
Investments in associates and joint ventures	13		13,385,264	12,811,771
Property and equipment, net	3,14,37,38		12,334,280	10,718,354
Goodwill	12,15		2,949,530	2,938,563
Intangible assets, net	3,16		4,866,092	5,513,510
Long-term contract assets	9		64,359	43,821
Long-term loans, net	7,35,36,37		33,760	29,034
Long-term accounts receivable - other	3,7,35,36,37,38		344,662	274,053
Long-term prepaid expenses	3,8		1,241,429	895,272
Guarantee deposits	7,35,36,37		164,734	313,140
Long-term derivative financial assets	21,35,36,39		124,707	55,444
Deferred tax assets	32		109,057	92,465
Defined benefit assets	20		1,125	31,926
Other non-current assets	7,35,36		32,122	26,972
			36,509,326	34,410,272

		~~W~~ 	44,611,620	42,369,111

See accompanying notes to the consolidated financial statements.

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Consolidated Statements of Financial Position, Continued

As of December 31, 2019 and 2018

(In millions of won)	Note		December 31, 2019	December 31, 2018

Liabilities and Shareholders’ Equity
Current Liabilities:
Short-term borrowings	17,35,36,39	~~W~~ 	20,603	80,000
Current installments of long-term debt, net	17,35,36,39		1,017,327	984,272
Current installments of long-term payables - other	18,35,36,39		423,839	424,243
Lease liabilities	3,35,36,37,39		304,247	-
Accounts payable - trade	35,36,37		438,297	381,302
Accounts payable - other	35,36,37		2,521,474	1,913,813
Contract liabilities	9		191,225	140,711
Withholdings	35,36,37		1,350,244	1,353,663
Accrued expenses	35,36		1,425,251	1,299,217
Income tax payable	32		5,450	182,343
Provisions	19,38		89,446	87,993
Other current liabilities			319	-
			7,787,722	6,847,557

Non-Current Liabilities:
Debentures, excluding current installments, net	17,35,36,39		7,253,894	6,572,211
Long-term borrowings, excluding current installments, net	17,35,36,38,39		1,972,149	2,015,365
Long-term payables - other	18,35,36,39		1,550,167	1,968,784
Long-term contract liabilities	9		32,231	43,102
Defined benefit liabilities	20		172,258	141,529
Long-term derivative financial liabilities	21,35,36,39		1,043	4,184
Long-term lease liabilities	3,35,36,37,39		408,493	-
Long-term provisions	19,38		53,783	99,215
Deferred tax liabilities	3,32		2,466,295	2,269,792
Other non-current liabilities	35,36		90,049	58,122
			14,000,362	13,172,304

Total Liabilities			21,788,084	20,019,861

Shareholders’ Equity
Share capital	1,22		44,639	44,639
Capital surplus and others	12,22,23,24,25		1,006,481	655,084
Retained earnings	3,26		22,235,285	22,144,541
Reserves	27		(329,576)	(373,442)
Equity attributable to owners of the Parent Company			22,956,829	22,470,822
Non-controlling interests			(133,293)	(121,572)
Total Shareholders’ Equity			22,823,536	22,349,250

		~~W~~ 	44,611,620	42,369,111

See accompanying notes to the consolidated financial statements.

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Consolidated Statements of Income

For the years ended December 31, 2019 and 2018

(In millions of won)	Note		2019	2018

Operating revenue:	5,37
Revenue		~~W~~ 	17,743,702	16,873,960

Operating expenses:	37
Labor			2,822,673	2,288,655
Commissions	3,8		5,002,174	5,002,598
Depreciation and amortization	3,5		3,771,486	3,126,118
Network interconnection			752,334	808,403
Leased lines			272,616	309,773
Advertising			434,561	468,509
Rent	3		231,934	529,453
Cost of goods sold			1,833,362	1,796,146
Others	29		1,512,582	1,342,545
			16,633,722	15,672,200

Operating profit	5		1,109,980	1,201,760

Finance income	5,31		141,977	256,435
Finance costs	3,5,31		(429,758)	(385,232)
Gain relating to investments in subsidiaries, associates and joint ventures, net	5,13		449,543	3,270,912
Other non-operating income	5,30		103,140	71,253
Other non-operating expenses	5,30		(212,227)	(439,162)
Profit before income tax	5		1,162,655	3,975,966

Income tax expense	32		300,713	843,978
Profit for the year			861,942	3,131,988
Attributable to:
Owners of the Parent Company		~~W~~ 	889,907	3,127,887
Non-controlling interests			(27,965)	4,101

Earnings per share	33
Basic and diluted earnings per share (in won)		~~W~~ 	12,144	44,066

See accompanying notes to the consolidated financial statements.

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Consolidated Statements of Comprehensive Income

For the years ended December 31, 2019 and 2018

(In millions of won)	Note		2019	2018

Profit for the year		~~W~~ 	861,942	3,131,988

Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	20		(72,605)	(41,490)
Net change in other comprehensive income of investments in associates	13,27		(19,269)	(16,330)
Valuation loss on financial assets at fair value through other comprehensive income	27,31		(17,943)	(130,035)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in other comprehensive income of investments in associates and joint ventures	13,27		75,763	(1,753)
Net change in unrealized fair value of derivatives	21,27,31		40,681	32,227
Foreign currency translation differences for foreign operations	27		(5,618)	12,291
Other comprehensive loss for the year, net of taxes			1,009	(141,584)

Total comprehensive income		~~W~~ 	862,951	2,990,404

Total comprehensive income attributable to:
Owners of the Parent Company		~~W~~ 	892,260	3,000,503
Non-controlling interests			(29,309)	(10,099)

See accompanying notes to the consolidated financial statements.

183

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Consolidated Statements of Changes in Equity

For the years ended December 31, 2019 and 2018

(In millions of won)
			Controlling Interest					Non-controlling interests	Total equity
	Note		Share capital	Capital surplus and others	Retained earnings	Reserves	Sub-total
Balance, December 31, 2017		~~W~~ 	44,639	196,281	17,835,946	(234,727)	17,842,139	187,056	18,029,195
Impact of adopting K-IFRS No. 1115			-	-	1,900,049	-	1,900,049	-	1,900,049
Impact of adopting K-IFRS No. 1109			-	-	60,026	(68,804)	(8,778)	-	(8,778)
Restated balance, January 1, 2018			44,639	196,281	19,796,021	(303,531)	19,733,410	187,056	19,920,466
Total comprehensive income:
Profit for the period			-	-	3,127,887	-	3,127,887	4,101	3,131,988
Other comprehensive income (loss)	13,20,21,27,31		-	-	(57,473)	(69,911)	(127,384)	(14,200)	(141,584)
			-	-	3,070,414	(69,911)	3,000,503	(10,099)	2,990,404
Transactions with owners:
Annual dividends	34		-	-	(635,482)	-	(635,482)	-	(635,482)
Interim dividends	34		-	-	(70,609)	-	(70,609)	-	(70,609)
Share option	25		-	593	-	-	593	196	789
Interest on hybrid bonds	24		-	-	(15,803)	-	(15,803)	-	(15,803)
Repayments of hybrid bonds	24		-	(400,000)	-	-	(400,000)	-	(400,000)
Proceeds from issuance of hybrid bonds	24		-	398,759	-	-	398,759	-	398,759
Comprehensive stock exchange	12		-	129,595	-	-	129,595	-	129,595
Changes in ownership in subsidiaries			-	329,856	-	-	329,856	(298,725)	31,131
			-	458,803	(721,894)	-	(263,091)	(298,529)	(561,620)
Balance, December 31, 2018		~~W~~ 	44,639	655,084	22,144,541	(373,442)	22,470,822	(121,572)	22,349,250
Impact of adopting K-IFRS No. 1116	3		-	-	(24,186)	-	(24,186)	(503)	(24,689)
Restated balance, January 1, 2019			44,639	655,084	22,120,355	(373,442)	22,446,636	(122,075)	22,324,561
Total comprehensive income:
Profit (loss) for the period			-	-	889,907	-	889,907	(27,965)	861,942
Other comprehensive income	13,20,21,27,31		-	-	(41,513)	43,866	2,353	(1,344)	1,009
			-	-	848,394	43,866	892,260	(29,309)	862,951
Transactions with owners:
Annual dividends	34		-	-	(646,828)	-	(646,828)	(21,150)	(667,978)
Interim dividends	34		-	-	(71,870)	-	(71,870)	(8,650)	(80,520)
Share option	25		-	295	-	-	295	764	1,059
Interest on hybrid bonds	24		-	-	(14,766)	-	(14,766)	-	(14,766)
Treasury shares sold	23		-	300,000	-	-	300,000	-	300,000
Changes in ownership in subsidiaries			-	51,102	-	-	51,102	47,127	98,229
			-	351,397	(733,464)	-	(382,067)	18,091	(363,976)
Balance, December 31, 2019		~~W~~ 	44,639	1,006,481	22,235,285	(329,576)	22,956,829	(133,293)	22,823,536

See accompanying notes to the consolidated financial statements.

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Consolidated Statements of Cash Flows

For the years ended December 31, 2019 and 2018

(In millions of won)	Note	2019		2018

Cash flows from operating activities:
Cash generated from operating activities:
Profit for the year		 ~~W~~ 	861,942	3,131,988
Adjustments for income and expenses	39		4,351,037	1,568,919
Changes in assets and liabilities related to operating activities	39		(836,335)	25,949
			4,376,644	4,726,856
Interest received			56,392	59,065
Dividends received			241,117	195,671
Interest paid			(346,343)	(255,189)
Income tax paid			(341,728)	(393,823)
Net cash provided by operating activities			3,986,082	4,332,580

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			253,971	-
Decrease in short-term investment securities, net			29,503	-
Collection of short-term loans			113,345	117,610
Decrease in long-term financial instruments			231	5
Proceeds from disposals of long-term investment securities			234,683	371,816
Proceeds from disposals of investments in associates and joint ventures			220	74,880
Proceeds from disposals of property and equipment			18,478	58,256
Proceeds from disposals of intangible assets			7,327	5,851
Collection of long-term loans			4,435	10,075
Decrease in deposits			9,180	7,490
Proceeds from settlement of derivatives			601	-
Collection of lease receivables			26,773	-
Proceeds from disposals of other non-current assets			-	1,186
Proceeds from disposals of subsidiaries			4,802	-
Cash inflow from business combinations			5,016	38,925
Cash inflow from transfers of business			45,658	-
			754,223	686,094
Cash outflows for investing activities:
Increase in short-term financial instruments, net			-	(373,450)
Increase in short-term investment securities, net			-	(49,791)
Increase in short-term loans			(116,320)	(112,319)
Increase in long-term loans			(11,541)	(6,057)
Increase in long-term financial instruments			-	(2)
Acquisitions of long-term investment securities			(383,976)	(19,114)
Acquisitions of investments in associates and joint ventures			(264,015)	(206,340)
Acquisitions of property and equipment			(3,375,883)	(2,792,390)
Acquisitions of intangible assets			(141,010)	(503,229)
Increase in deposits			(6,164)	(8,591)
Increase in other non-current assets			-	(5,927)
Cash outflow for business combinations			(36,910)	(654,685)
Cash outflow for disposal and liquidation of subsidiaries			(927)	(1,924)
			(4,336,746)	(4,733,819)
Net cash used in investing activities		 ~~W~~ 	(3,582,523)	(4,047,725)

See accompanying notes to the consolidated financial statements.

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Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2019 and 2018

(In millions of won)	Note		2019	2018

Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from issuance of debentures		 ~~W~~ 	1,633,444	1,809,641
Proceeds from long-term borrowings			-	1,920,114
Proceeds from issuance of hybrid bonds			-	398,759
Cash inflows from settlement of derivatives			12,426	23,247
Proceeds from disposal of treasury shares			300,000	-
Transactions with non-controlling shareholders			101,398	499,926
			2,047,268	4,651,687
Cash outflows for financing activities:
Decrease in short-term borrowings, net			(59,860)	(87,701)
Repayments of long-term payables - other			(428,153)	(305,644)
Repayments of debentures			(940,000)	(1,487,970)
Repayments of long-term borrowings			(89,882)	(1,780,708)
Repayments of hybrid bonds			-	(400,000)
Cash outflows for settlement of derivatives			-	(29,278)
Payments of dividends			(718,698)	(706,091)
Payments of interest on hybrid bonds			(14,766)	(15,803)
Repayments of lease liabilities			(393,398)	-
Transactions with non-controlling shareholders			(39,345)	(76,805)
			(2,684,102)	(4,890,000)
Net cash used in financing activities			(636,834)	(238,313)

Net increase (decrease) in cash and cash equivalents			(233,275)	46,542
Cash and cash equivalents at beginning of the year			1,506,699	1,457,735
Effects of exchange rate changes on cash and cash equivalents			(2,600)	2,422
Cash and cash equivalents at end of the year		 ~~W~~ 	1,270,824	1,506,699

See accompanying notes to the consolidated financial statements.

186

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Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

1.               Reporting Entity

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2019, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	21,624,120	26.78
National Pension Service	8,982,136	11.12
Institutional investors and other shareholders	41,263,572	51.11
Kakao Co., Ltd.	1,266,620	1.57
Treasury shares	7,609,263	9.42
	80,745,711	100.00

These consolidated financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). SK Holdings Co., Ltd. is the ultimate controlling entity of the Parent Company.

(2)             List of subsidiaries

The list of subsidiaries as of December 31, 2019 and December 31, 2018 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2019	Dec. 31, 2018
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.	Korea	Telecommunication and Mobile Virtual Network Operator service	100.0	100.0
	SK Communications Co., Ltd.	Korea	Internet website services	100.0	100.0
	SK Broadband Co., Ltd.	Korea	Telecommunication services	100.0	100.0
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICEACE Co., Ltd.	Korea	Call center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Call center management service	100.0	100.0
	SK O&S Co., Ltd. (Formerly, Network O&S Co., Ltd.)	Korea	Base station maintenance service	100.0	100.0
	SK Telecom China Holdings Co., Ltd.	China	Investment (holdings company)	100.0	100.0
	SK Global Healthcare Business Group, Ltd.	Hong Kong	Investment	100.0	100.0
	YTK Investment Ltd.	Cayman Islands	Investment association	100.0	100.0
	Atlas Investment	Cayman Islands	Investment association	100.0	100.0
	SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	One Store Co., Ltd.(*2)	Korea	Telecommunication services	52.7	65.5
	SK Planet Co., Ltd.	Korea	Telecommunication services, system software development and supply services	98.7	98.7
	Eleven Street Co., Ltd.(*3)	Korea	E-commerce	80.3	81.8
	DREAMUS COMPANY (Formerly, IRIVER LIMITED)(*4)	Korea	Manufacturing digital audio players and other portable media devices	51.4	52.6
	SK Infosec Co., Ltd.	Korea	Information security service	100.0	100.0
	Life & Security Holdings Co., Ltd.	Korea	Investment(holdings company)	55.0	55.0
	Quantum Innovation Fund I	Korea	Investment	59.9	59.9
	SK Telecom Japan Inc.	Japan	Information gathering and consulting	100.0	100.0

187

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Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

1.               Reporting Entity, Continued

(2)             List of subsidiaries, Continued

The list of subsidiaries as of December 31, 2019 and December 31, 2018 is as follows, Continued:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2019	Dec. 31, 2018
Subsidiaries owned by the Parent Company	id Quantique SA(*5)	Switzerland	Quantum information and communications service	66.8	65.6
	SK Telecom TMT Investment Corp.(*6)	USA	Investment	100.0	-
	FSK L&S Co., Ltd.(*6)	Korea	Freight and logistics consulting business	60.0	-
	Incross Co., Ltd.(*6)	Korea	Media representative business	34.6	-
	Happy Hanool Co., Ltd.(*6)	Korea	Service	100.0	-
Subsidiaries owned by SK Planet Co., Ltd.	SK m&service Co., Ltd.	Korea	Data base and internet website service	100.0	100.0
	SKP GLOBAL HOLDINGS PTE. LTD.	Singapore	Investment (holdings company)	100.0	100.0
	SKP America LLC.	USA	Digital contents sourcing service	100.0	100.0
	shopkick Management Company, Inc.(*6)	USA	Investment	-	100.0
	shopkick, Inc.(*6)	USA	Reward points-based in-store shopping application development	-	100.0
	K-net Culture and Contents Venture Fund	Korea	Capital investing in startups	59.0	59.0
Subsidiaries owned by DREAMUS COMPANY (Formerly, IRIVER LIMITED)	iriver Enterprise Ltd.	Hong Kong	Management of Chinese subsidiaries	100.0	100.0
	iriver Inc.(*6)	USA	Marketing and sales in North America	-	100.0
	iriver China Co., Ltd.	China	Sales of and manufacturing MP3 and 4	100.0	100.0
	Dongguan iriver Electronics Co., Ltd.	China	Sales of and manufacturing e-book	100.0	100.0
	groovers Japan Co., Ltd.(*6)	Japan	Digital music contents sourcing and distribution service	-	100.0
	LIFE DESIGN COMPANY Inc.	Japan	Sale of goods in Japan	100.0	100.0
	groovers Inc.(*6)	Korea	Sale of contents and Mastering Quality Sound album	-	100.0
Subsidiary owned by SK Infosec Co., Ltd.	SKinfosec Information Technology (Wuxi) Co., Ltd.(*6)	China	System software development and supply services	100.0	-
Subsidiaries owned by Life & Security Holdings Co., Ltd.	ADT CAPS Co., Ltd.	Korea	Unmanned security	100.0	100.0
	CAPSTEC Co., Ltd.	Korea	Manned security	100.0	100.0
	ADT SECURITY Co., Ltd.	Korea	Sales and trade of anti-theft devices and surveillance devices	100.0	100.0
Subsidiary owned by SK Telink Co., Ltd.	SK TELINK VIETNAM Co., Ltd.	Vietnam	Communications device retail business	100.0	100.0
Subsidiaries owned by SK Broadband Co.,Ltd.	Home & Service Co., Ltd.	Korea	Operation of information and communications facility	100.0	100.0
	SK stoa Co., Ltd.	Korea	Other telecommunication retail business	100.0	100.0
Subsidiary owned by SK Telecom Japan Inc.	SK Planet Japan, K. K.	Japan	Digital Contents sourcing service	79.8	79.8
Subsidiary owned by id Quantique SA	Id Quantique LLC	Korea	Quantum information and communications service	100.0	100.0
Subsidiary owned by FSK L&S Co., Ltd.	FSK L&S (Shanghai) Co., Ltd.(*6)	China	Logistics business	66.0	-
	FSK L&S (Hungary) Co., Ltd.(*6)	Hungary	Logistics business	100.0	-

188

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Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

1.               Reporting Entity, Continued

(2)             List of subsidiaries, Continued

The list of subsidiaries as of December 31, 2019 and 2018 is as follows, Continued:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2019	Dec. 31, 2018
Subsidiaries owned by Incross Co., Ltd.	Infra Communications Co., Ltd.(*6)	Korea	Service operation	100.0	-
	Mindknock Co., Ltd.(*6)	Korea	Software development	100.0	-
Others(*7)	SK Telecom Innovation Fund, L.P.	USA	Investment	100.0	100.0
	SK Telecom China Fund I L.P.	Cayman Islands	Investment	100.0	100.0

(*1)  The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.

(*2)  The ownership has changed due to an unequal paid-in capital increase of One store Co., Ltd. during the year ended December 31, 2019.

(*3)  80.3% of the shares issued by Eleven Street Co., Ltd. are owned by the Parent Company and 18.2% of redeemable convertible preferred shares with voting rights are owned by non-controlling shareholder. During the year ended December 31, 2019, Eleven Street Co., Ltd. acquired 1.5% of its outstanding shares from SK Planet Co., Ltd., which is currently held as treasury shares as of December 31, 2019. The Parent Company is obliged to guarantee dividend of at least 1% per annum of the preferred share’s issue price to the investor by the date on which Eleven Street Co., Ltd. is publicly listed or qualifying listing period is completed, whichever occurs first. The present value of obligatory dividends amounting to ~~W~~8,805 million are recognized as financial liabilities as of December 31, 2019.

(*4)  The ownership has changed due to the conversion of the convertible bonds issued by DREAMUS COMPANY (Formerly, IRIVER LIMITED) during the year ended December 31, 2019.

(*5)  The ownership has changed due to an unequal paid-in capital increase of id Quantique SA during the year ended December 31, 2019.

(*6)  Details of changes in the consolidation scope during the year ended December 31, 2019 are presented and explained separately in Note 1-(4).

(*7)  Others are owned together by Atlas Investment and another subsidiary of the Parent Company.

189

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

1.               Reporting Entity, Continued

(3)  Condensed financial information of subsidiaries

Condensed financial information of significant subsidiaries as of and for the year ended December 31, 2019 is as follows:

(In millions of won)
	As of December 31, 2019				2019
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.(*1)	 ~~W~~ 	265,725	77,378	188,347	363,627	3,010
Eleven Street Co., Ltd.		923,424	446,432	476,992	530,489	(5,077)
SK m&service Co., Ltd.		109,699	58,605	51,094	218,848	2,448
SK Communications Co., Ltd.		67,327	30,361	36,966	39,944	(13,301)
SK Broadband Co., Ltd.		4,447,549	2,811,417	1,636,132	3,178,805	48,583
K-net Culture and Contents Venture Fund		151,493	21,163	130,330	-	(294)
PS&Marketing Corporation		439,947	225,942	214,005	1,684,576	96
SERVICEACE Co., Ltd.		80,844	55,133	25,711	206,080	3,906
SERVICE TOP Co., Ltd.		66,932	50,060	16,872	193,377	2,230
SK O&S Co., Ltd. (Formerly, Network O&S Co., Ltd.)		96,446	62,086	34,360	281,634	1,724
SK Planet Co., Ltd.		595,838	278,438	317,400	275,544	1,214
DREAMUS COMPANY (Formerly, IRIVER LIMITED)(*2)		171,586	53,669	117,917	196,961	(48,006)
SKP America LLC.		48,344	126	48,218	-	(351,470)
Life & Security Holdings Co., Ltd.(*3)		2,639,781	2,330,920	308,861	913,301	12,703
SK Infosec Co., Ltd. (*4)		158,424	61,644	96,780	270,423	18,520
One Store Co., Ltd.		236,329	93,625	142,704	135,116	(5,415)
Home & Service Co., Ltd.		113,176	76,192	36,984	351,154	(267)
SK stoa Co., Ltd.		70,754	59,207	11,547	196,063	875
FSK L&S Co., Ltd.(*5)		47,550	19,651	27,899	130,872	306
Incross Co., Ltd.(*6)		144,263	78,519	65,744	19,787	5,756

(*1)  The condensed financial information of SK Telink Co., Ltd. is consolidated financial information including SK TELINK VIETNAM Co., Ltd.

(*2)  The condensed financial information of IRIVER LIMITED is consolidated financial information including iriver Enterprise Ltd. and three other subsidiaries of IRIVER LIMITED.

(*3)  The condensed financial information of Life & Security Holdings Co., Ltd. is consolidated financial information including ADT CAPS Co., Ltd. and two other subsidiaries of Life & Security Holdings Co., Ltd.

(*4)  The condensed financial information of SK Infosec Co., Ltd. is consolidated financial information including SKinfosec Information Technology (Wuxi) Co., Ltd.

(*5)  The condensed financial information of FSK L&S Co., Ltd. is consolidated financial information including FSK L&S (Shanghai) Co., Ltd. and onother company.

(*6)  The condensed financial information of Incross Co., Ltd. is consolidated financial information including Infra Communications Co., Ltd. and another subsidiary from the effective date of acquisition to December 31, 2019.

190

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

1.               Reporting Entity, Continued

(3)  Condensed financial information of subsidiaries, Continued

Condensed financial information of significant subsidiaries as of and for the year ended December 31, 2018 is as follows, Continued:

(In millions of won)
	As of December 31, 2018				2018
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.(*1)	 ~~W~~ 	493,972	107,565	386,407	373,019	39,962
Eleven Street Co., Ltd. (*2)		1,045,946	495,907	550,039	228,000	(9,507)
SK m&service Co., Ltd.		97,924	48,182	49,742	208,936	(119)
SK Communications Co., Ltd.		79,646	28,458	51,188	41,604	(10,323)
SK Broadband Co., Ltd.		4,266,458	2,682,236	1,584,222	3,158,877	154,999
K-net Culture and Contents Venture Fund		147,691	20,873	126,818	-	58,584
PS&Marketing Corporation		432,699	216,624	216,075	1,587,203	76
SERVICEACE Co., Ltd.		76,770	45,229	31,541	198,164	4,217
SERVICE TOP Co., Ltd.		74,452	49,400	25,052	205,574	5,276
Network O&S Co., Ltd.		81,773	42,257	39,516	265,183	1,089
SK Planet Co., Ltd.		753,630	436,501	317,129	672,648	(436,106)
DREAMUS COMPANY (Formerly, IRIVER LIMITED)(*3)		204,479	44,620	159,859	137,849	(21,314)
SKP America LLC.		383,697	-	383,697	-	(370)
Life & Security Holdings Co., Ltd.(*4)		2,611,838	2,261,456	350,382	197,487	6,038
SK Infosec Co., Ltd. (*5)		183,896	54,301	129,595	-	-
One Store Co., Ltd.		116,716	65,890	50,826	110,284	(13,903)
Home & Service Co., Ltd.		87,159	45,341	41,818	325,177	(1,264)
SK stoa Co., Ltd.		41,305	37,560	3,745	116,459	(16,987)

(*1)  The condensed financial information of SK Telink Co., Ltd. is consolidated financial information including SK TELINK VIETNAM Co., Ltd.

(*2)  The condensed financial information of Eleven Street Co., Ltd. includes four months of revenue and profit and loss since the spin-off on August 31, 2018.

(*3)  The condensed financial information of DREAMUS COMPANY (Formerly, IRIVER LIMITED) is consolidated financial information including iriver Enterprise Ltd. and six other subsidiaries of DREAMUS COMPANY (Formerly, IRIVER LIMITED).

(*4)  The condensed financial information of Life & Security Holdings Co., Ltd. is consolidated financial information including ADT CAPS Co., Ltd. and two other subsidiaries, including 3 months of revenue and profit and loss since Life & Security Holdings Co., Ltd. acquired by the Parent Company on October 1, 2018.

(*5)  SK Infosec Co., Ltd. was acquired by the Parent Company and newly included in consolidation as of December 27, 2018.

191

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

1.               Reporting Entity, Continued

(4)  Changes in subsidiaries

The list of subsidiaries that were newly included in consolidation during the year ended December 31, 2019 is as follows:

Subsidiary	Reason
SK Telecom TMT Investment Corp.	Established by the Parent Company
FSK L&S Co., Ltd.	Acquired by the Parent Company
FSK L&S (Shanghai) Co., Ltd.	Subsidiary of FSK L&S Co., Ltd.
Incross Co., Ltd.	Acquired by the Parent Company
Infra Communications Co., Ltd.	Subsidiary of Incross Co., Ltd.
Mindknock Co., Ltd.	Acquired by Incross Co., Ltd.
Happy Hanool Co., Ltd.	Established by the Parent Company
SKinfosec Information Technology (Wuxi) Co., Ltd.	Established by SK Infosec Co., Ltd.
FSK L&S (Hungary) Co., Ltd.	Established by FSK L&S Co., Ltd.

The list of subsidiaries that were excluded from consolidation during the year ended December 31, 2019 is as follows:

Subsidiary	Reason
groovers Inc.	Merged into DREAMUS COMPANY(Formerly, IRIVER LIMITED)
shopkick Management Company, Inc.	Disposed
shopkick, Inc.	Disposed
iriver Inc.	Disposed
groovers Japan Co., Ltd.	Merged into DREAMUS COMPANY(Formerly, IRIVER LIMITED)

192

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

1.               Reporting Entity, Continued

(5)  The financial information of significant non-controlling interests of the Group as of and for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	DREAMUS COMPANY (Formerly, IRIVER LIMITED)		One Store Co., Ltd.	Eleven Street Co., Ltd.	Life & Security Holdings Co., Ltd.	Incross Co., Ltd.
Ownership of non- controlling interests (%)		48.6	47.3	18.2	45.0	65.4

		As of December 31, 2019
Current assets	 ~~W~~ 	136,269	208,527	779,568	126,437	133,741
Non-current assets		35,317	27,802	143,856	2,513,344	10,522
Current liabilities		(49,776)	(88,842)	(420,022)	(279,403)	(77,530)
Non-current liabilities		(3,893)	(4,783)	(26,410)	(2,051,517)	(989)
Net assets		117,917	142,704	476,992	308,861	65,744
Fair value adjustment and others		-	-	(18,805)	(1,219,701)	-
Net assets on the consolidated financial statements		117,917	142,704	458,187	(910,840)	65,744
Carrying amount of non- controlling interests		57,175	67,742	84,673	(409,878)	41,074

		2019
Revenue	 ~~W~~ 	196,961	135,116	530,489	913,301	19,787
Profit (Loss) for the year		(48,006)	(5,415)	(5,077)	12,703	5,756
Depreciation of the fair value adjustment and others		-	-	(614)	(14,913)	-
Profit(Loss) for the year on the consolidated financial statements		(48,006)	(5,415)	(5,691)	(2,210)	5,756
Total comprehensive income (loss)		(47,971)	(5,856)	(13,590)	(5,413)	5,396
Profit (Loss) attributable to non-controlling interests		(23,281)	(2,256)	(1,064)	(978)	3,630

Net cash provided by (used in) operating activities	 ~~W~~ 	(1,387)	14,426	7,980	238,378	(9,331)
Net cash provided by (used in) investing activities		(2,596)	(87,275)	102,366	(194,472)	5,053
Net cash provided by (used in) financing activities		(2,965)	96,189	(72,686)	(51,129)	(4,644)
Effects on exchange rate changes on cash and cash equivalents		197	2	35	-	-
Net increase(decrease) in cash and cash equivalents		(6,751)	23,342	37,695	(7,223)	8,478
Dividend paid to non- controlling interests during the year ended December 31, 2019	 ~~W~~ 	-	-	17,500	28,786	-

193

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

1.               Reporting Entity, Continued

(5)  The financial information of significant non-controlling interests of the Group as of and for the years ended December 31, 2019 and 2018 are as follows, Continued:

(In millions of won)
	K-net Culture and Contents Venture Fund		IRIVER LIMITED	One Store Co., Ltd.	Eleven Street Co., Ltd.	Life & Security Holdings Co., Ltd.
Ownership of non- controlling interests (%)		41.0	47.4	34.5	18.2	45.0

		As of December 31, 2018
Current assets	 ~~W~~ 	118	150,199	92,844	923,153	124,091
Non-current assets		147,573	54,465	23,872	122,793	2,487,747
Current liabilities		(20,873)	(42,142)	(63,440)	(486,391)	(243,064)
Non-current liabilities		-	(2,663)	(2,450)	(9,516)	(2,018,392)
Net assets		126,818	159,859	50,826	550,039	350,382
Fair value adjustment and others		-	-	-	(23,191)	(1,216,347)
Net assets on the consolidated financial statements		126,818	159,859	50,826	526,848	(865,965)
Carrying amount of non- controlling interests		51,995	76,204	17,711	95,811	(389,684)

		2018
Revenue	 ~~W~~ 	-	137,849	110,284	228,000	197,487
Profit (Loss) for the year		58,584	(21,314)	(13,903)	(9,507)	6,038
Depreciation of the fair value adjustment and others		-	-	-	(161)	(2,954)
Profit(Loss) for the year on the consolidated financial statements		58,584	(21,314)	(13,903)	(9,668)	3,084
Total comprehensive income (loss)		27,773	(21,125)	(14,386)	(8,897)	(991)
Profit (Loss) attributable to non-controlling interests		24,019	(10,094)	(4,791)	(1,758)	1,387

Net cash provided by (used in) operating activities	 ~~W~~ 	115,566	13,635	7,181	(69,347)	(23,451)
Net cash provided by (used in) investing activities		600	(10,169)	(11,482)	(470,211)	(139,430)
Net cash provided by (used in) financing activities		(116,150)	69,267	5	494,923	124,076
Net increase(decrease) in cash and cash equivalents		16	72,733	(4,296)	(44,635)	(38,805)
Dividend paid to non- controlling interests during the year ended December 31, 2018	 ~~W~~ 	36,178	-	-	-	-

194

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

2.               Basis of Preparation

These consolidated financial statements were prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies in the Republic of Korea.

The consolidated financial statements for the year ended as of December 31, 2019 comprise the Group and the Group’s investments in associates and joint ventures.

The consolidated financial statements were authorized for issuance by the Board of Directors on February 6, 2020, which will be submitted for approval at the shareholders’ meeting to be held on March 26, 2020.

(1)    Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statement of financial position:

      derivative financial instruments measured at fair value;

      financial instruments measured at fair value through profit or loss (“FVTPL”);

     financial instruments measured at fair value through other comprehensive income (“FVOCI”);

     assets for defined benefit plans recognized at the net of the fair value of plan assets less the total present value of defined benefit obligations.

(2)    Functional and presentation currency

Financial statements of Group entities within the Group are prepared in functional currency of each group entity, which is the currency of the primary economic environment in which each entity operates.  Consolidated financial statements of the Group are presented in Korean won, which is the Parent Company’s functional and presentation currency.

(3)    Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1)  Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in notes for the following areas: consolidation (whether the Group has de facto control over an investee) and classification of lease.

195

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

2.               Basis of Preparation, Continued

(3)    Use of estimates and judgments, Continued

2)  Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: loss allowance (notes 7 and 36), estimated useful lives of costs to obtain a contract (notes 8), property and equipment and intangible assets (notes 4 (7), (9), 14 and 16), impairment of goodwill (notes 4 (11) and 15), recognition of provision (notes 4 (17) and 19), measurement of defined benefit liabilities (notes 4 (16) and 20), and recognition of deferred tax assets (liabilities) (notes 4 (24) and 32).

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has an established policies and processes with respect to the measurement of fair values including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Group regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Group assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

    Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

    Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

    Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in Note 36.

196

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.               Changes in accounting policies

The Group has initially adopted K-IFRS No. 1116 from January 1, 2019. A number of other amended standards are effective from January 1, 2019, but they do not have a material effect on the Group’s consolidated financial statements.

K-IFRS No. 1116, Leases

K-IFRS No. 1116 introduced a single, on-balance sheet accounting model for lessees. As a result, the Group, as a lessee, has recognized right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments. Lessor accounting remains similar to previous accounting policies.

The Group has applied K-IFRS No. 1116 from January 1, 2019 using the cumulative effect method with the effect of initially applying this standard as an adjustment to the opening balance of retained earnings as at January 1, 2019. Accordingly, the comparative information presented for 2018 has been presented, as previously reported, under K-IFRS No. 1017 and has not been restated. Details of the changes in accounting policies are disclosed below.

(1) Definition of a lease

Previously, the Group determined at contract inception whether an arrangement was or contained a lease under K-IFRS No. 2104, Determining Whether an Arrangement Contains a Lease. The Group now assesses whether a contract is or contains a lease based on the new definition of a lease. Under K-IFRS No. 1116, a contract is or contains a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

(2) As a lessee

The Group leases a number of assets including buildings and vehicles. The terms of leases are negotiated individually and include various conditions. Each lease contract is entered into with a term of 1~50 years.

As a lessee, the Group previously classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership. Under K-IFRS No. 1116, the Group recognizes right-of-use assets and lease liabilities for most leases – i.e. theses leases are presented on the statements of financial position.

However, the Group has elected not to recognize right-of-use assets and lease liabilities for leases with the lease term of 12 months or less at the commencement date and for leases of low-value assets. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term. The Group has also elected to apply the practical expedient which allows a lease and associated non-lease components to be accounted for as a single lease component.

197

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.               Changes in Accounting Policies, Continued

(2)    As a lessee, Continued

1) Significant accounting policies

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses and adjusted for certain remeasurements of the lease liability. The Group presents its right-of-use assets in Property and equipment on the statements of financial position. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payment made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Group has applied judgment to determine the lease term for some lease contracts in which it is a lessee that include extension options. The assessment of whether the Group is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized. The Group has not included the extension option periods in the lease term because it is not reasonably certain to exercise such options. After the commencement date, the Group reassesses the lease term upon the occurrence of a significant event or a significant change in circumstances that is within the control of the Group that affects whether the Group is reasonably certain to exercise the extension option.

198

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.               Changes in Accounting Policies, Continued

(2)    As a lessee, Continued

2) Transition requirements

At transition, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Group’s incremental borrowing rate as of January 1, 2019. Right-of-use assets are measured at either:

-           their carrying amount as if K-IFRS No. 1116 had been applied since the commencement date, discounted using the lessee’s incremental borrowing rate at the date of initial application; or

-          an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

The Group used the following practical expedients when applying K-IFRS No. 1116 to leases previously classified as operating leases under K-IFRS No. 1017.

-          Excluded initial direct costs from measuring the right-of-use asset at the date of initial application.

-          Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

(3)    As a lessor

The accounting policies applicable to the Group as a lessor are not different from those under K-IFRS No. 1017. However, when the Group is an intermediate lessor the subleases are classified with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset.

199

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.               Changes in Accounting Policies, Continued

(4)    Impacts on financial statements

1) Impacts on transition

On transition to K-IFRS No. 1116, the Group recognized right-of-use assets and lease liabilities, with the difference recognized in retained earnings. The impacts on transition are summarized below.

(In millions of won)
		January 1, 2019
Impacts on the assets:
Right-of-use assets presented in property and equipment	 ~~W~~ 	654,449
Increase in accounts receivable – other (lease receivables)		31,355
Adjustments in property and equipment, intangible assets		(3,387)
Decrease in advanced payments and others		(52,638)
		629,779
Impacts on the liabilities:
Increase in the lease liabilities		663,827
Decrease in deferred tax liabilities		(9,359)
		654,468
Decrease in retained earnings		(24,186)
Decrease in non-controlling interests	 ~~W~~ 	(503)

When measuring lease liabilities for leases that were classified as operating leases, the Group discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted average rate applied is 2.11%.

(In millions of won)
		January 1, 2019
Operating lease commitments at December 31, 2018	 ~~W~~ 	766,978
Discounted using the incremental borrowing rate at January 1, 2019		735,051
- Recognition exemption for leases with less than 12 months of lease term at the lease commencement date		(66,548)
- Recognition exemption for leases of low-value assets		(4,676)
Lease liabilities recognized at January 1, 2019	 ~~W~~ 	663,827

200

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.               Changes in Accounting Policies, Continued

(4)    Impacts on financial statements, Continued

2) Impacts subsequent to transition

①  As a lessee

As a result of initially applying K-IFRS No. 1116, in relation to the leases that were previously classified as operating leases the Group recognized ~~W~~709,396 million of right-of-use assets and ~~W~~712,740 million of lease liabilities as of December 31, 2019.

Also, in relation to those leases under K-IFRS No. 1116, the Group has recognized depreciation and interest costs, instead of operating lease expense. For the year ended December 31, 2019, the Group recognized ~~W~~360,606 million of depreciation charges and ~~W~~15,471 million of interest costs from those leases. Expenses related to short-term leases and leases of low-value assets are ~~W~~140,991 million and ~~W~~3,267 million, respectively.

The payments of lease liabilities presented in the cash flows from financing activities would have been included in the cash flows from operating activities if the previous accounting standards were applied.

②  As a lessor

  Finance lease

The following table sets out a maturity analysis of lease receivables, showing the undiscounted lease payments to be received after the reporting date. Under K-IFRS No. 1117, the Group did not have any finance leases as a lessor.

(In millions of won)
		Amount
Less than 1 year	 ~~W~~ 	24,286
1 year ~ 2 year		12,690
2 year ~ 3 year		6,348
3 year ~ 4 year		3,683
4 year ~ 5 year		1,589
More than 5 year		1
Undiscounted lease payments	 ~~W~~ 	48,597
Unrealized finance income		1,822
Net investment in the lease		46,775

201

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.               Changes in Accounting Policies, Continued

(4)    Impacts on financial statements, Continued

2) Impacts subsequent to transition, Continued

②  As a lessor, Continued

  Operating lease

The Group recognized lease income of ~~W~~163,355 million for the year ended December 31, 2019, of which variable lease payment received is ~~W~~20,101 million.

The following table sets out a maturity analysis of lease payments, showing the undiscounted lease payments to be received after the reporting date.

(In millions of won)
		Amount
Less than 1 year	 ~~W~~ 	129,310
1 year ~ 2 year		76,669
2 year ~ 3 year		25,047
3 year ~ 4 year		1,243
4 year ~ 5 year		1,218
More than 5 year		3
	 ~~W~~ 	233,490

(5)    Determining the lease term and assessing the length of the non-cancellable period of a lease

In December 2019, International Financial Reporting Interpretations Committee(‘IFRIC’) concluded that a lease is no longer enforceable when each of the parties has the right to terminate the lease without permission from the other party with no more than an insignificant penalty.

As of December 31, 2019, the Group assesses the lease term based on the assumption that the right to extent or terminate the lease is no longer enforceable if a lease contract requires the counterparty’s consent to be extended. The judgement on enforceable lease term for parts of the Group’s lease contracts could be different under IFRIC’s interpretation.

However, the Group determined that the time and information are not enough to analyze and apply the impact of IFRIC’s interpretation on the Group’s consolidate financial statements as of December 31, 2019 considering the type, number and complexity of the Group’s lease contracts. The Group plans to analyze and apply the impact of IFRIC’s interpretation in 2020 as changes in accounting policies.

202

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

4.               Significant Accounting Policies

The significant accounting policies applied by the Group in the preparation of its consolidated financial statements in accordance with K-IFRS are included below. The significant accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2018, except for the changes in accounting policies described in Note 3.

(1)    Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. The Group’s operating segments have been determined to be each business unit, for which the Group generates separately identifiable financial information that is regularly reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance. The Group has five reportable segments as described in Note 5. Segment results that are reported to the chief operating decision maker include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

(2)    Basis of consolidation

1) Business combination

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Consideration transferred is generally measured at fair value, identical to the measurement of identifiable net assets acquired at fair value. The difference between the acquired company's fair value and the consideration transferred is accounted for goodwill. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Acquisition-related costs are expensed in the periods in which the costs are incurred and the services are received excluding costs to issue debt or equity securities recognized based on K-IFRS No. 1032 and 1109.

Consideration transferred does not include the amount settled in relation to the pre-existing relationship and the amount settled in relation to the pre-existing relationship is generally recognized through profit or loss.

Contingent consideration is measured at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. If contingent consideration is not classified as equity, the Group subsequently recognizes changes in fair value of contingent consideration through profit or loss.

2) Non-controlling interests

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition.

Changes in a Controlling Company's ownership interest in a subsidiary that do not result in the Controlling Company losing control of the subsidiary are accounted for as equity transactions.

203

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

4.               Significant Accounting Policies, Continued

(2)    Basis of consolidation, Continued

3) Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of an investee begins from the date the Group obtains control of the investee and cease when the Group loses control of the investee.

4) Loss of control

If the Group loses control of a subsidiary, the Group derecognizes the assets and liabilities of the former subsidiary from the consolidated statement of financial position and recognizes gain or loss associated with the loss of control attributable to the former controlling interest. Any investment retained in the former subsidiary is recognized at its fair value when control is lost.

5) Interest in investees accounted for using the equity method

Interest in investees accounted for using the equity method composed of interest in associates and joint ventures. An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. A joint venture is a joint arrangement whereby the Group that has joint control of the arrangement has rights to the net assets of the arrangement.

The investment in an associate and a joint venture is initially recognized at cost including transaction costs and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate or the joint venture after the date of acquisition.

6) Intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. The Group’s share of unrealized gain incurred from transactions with investees accounted for using the equity method are eliminated and unrealized loss are eliminated using the same basis if there are no evidence of asset impairments.

7) Business combinations under common control

SK Holdings Co., Ltd. is the ultimate controlling entity of the Group. The assets and liabilities acquired under business combination under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from capital surplus and others.

204

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

4.               Significant Accounting Policies, Continued

(3)    Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and investment securities with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

(4)    Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory system is used to track inventory quantities, which is adjusted to the physical inventory counts performed at the period end. When the net realizable value of inventories is less than the acquisition cost, the carrying amount is reduced to the net realizable value, and any difference is charged to current operations as operating expenses.

(5)    Non-derivative financial assets

1) Recognition and initial measurement

Accounts receivable - trade and debt investments issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless an accounts receivable - trade without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. An accounts receivable - trade without a significant financing component is initially measured at the transaction price.

2) Classification and subsequent measurement

On initial recognition, a financial asset is classified as measured at:

-           FVTPL

-          FVOCI – equity investment

-          FVOCI – debt investment

-          Financial assets at amortized cost

A financial asset is classified based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

-           it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

-          its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

205

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

4.               Significant Accounting Policies, Continued

(5)    Non-derivative financial assets, Continued

2) Classification and subsequent measurement, Continued

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

-          it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

-          its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

The following accounting polices apply to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI

These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

206

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

4.               Significant Accounting Policies, Continued

(5)    Non-derivative financial assets, Continued

3) Impairment

The Group estimates the expected credit losses (ECL) for the debt instruments that are measured at amortized cost and FVOCI based on the forward-looking data. The impairment approach is decided based on the assessment of significant increase in credit risk. However, the Group applies a practical expedient and recognizes impairment losses equal to lifetime ECLs for Accounts receivables – trade and lease receivables from the initial recognition.

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).

At each reporting date, the Group assesses whether financial assets measured at amortized cost and debt investments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowance on financial assets measured at amortized cost is deducted from the carrying amount of the respective assets, while loss allowance on debt instruments at FVOCI is recognized in OCI, instead of reducing the carrying amount of the assets.

4) Derecognition

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expires, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Group enters into transactions whereby it transfers assets recognized in its statement of financial position but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

5) Offsetting

Financial assets and financial liabilities are offset, and the net amount presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to offset the recognized amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

A financial asset and a financial liability are offset only when the right of set-off is not contingent on future event and legally enforceable even on the event of ault, insolvency or bankruptcy.

207

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

4.               Significant Accounting Policies, Continued

(6)    Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value at the end of each reporting period, and changes therein are accounted for as described below.

1) Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designates derivatives as hedging instruments to hedge the foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

2) Other derivative financial instruments

Other derivative financial instrument not designated as a hedging instrument are measured at fair value, and the changes in fair value of the derivative financial instrument is recognized immediately in profit or loss.

208

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

4.               Significant Accounting Policies, Continued

(7)    Property and equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment, subsequently, are carried at cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be reliably measured. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as other non-operating income (loss).

The estimated useful lives of the Group’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15 ~ 40
Machinery	3 ~ 15
Other property and equipment	2 ~10

Depreciation methods, useful lives, and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

209

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

4.               Significant Accounting Policies, Continued

(8)    Borrowing costs

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets are not qualifying assets, and assets that are ready for their intended use or sale when acquired are not qualifying assets either.

To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Group borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Group capitalizes during a period do not exceed the amount of borrowing costs incurred during that period.

(9)    Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships are expected to be available for use as there are no foreseeable limits to the periods. These intangible assets including brand are determined as having indefinite useful lives and not amortized.

The estimated useful lives of the Group’s intangible assets are as follows:

Useful lives (years)
Frequency usage rights	5 ~ 10
Land usage rights	5
Industrial rights	5, 10
Development costs	3 ~ 5
Facility usage rights	10, 20
Customer relations	3 ~ 20
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes, if appropriate, are accounted for as changes in accounting estimates.

210

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

4.               Significant Accounting Policies, Continued

(9)    Intangible assets, Continued

Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be reliably measured, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(10)  Government grants

Government grants are not recognized unless there is reasonable assurance that the Group will comply with the grant’s conditions and that the grant will be received.

1) Grants related to assets

Government grants whose primary condition is that the Group purchases, constructs, or otherwise acquires a long-term asset are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

2) Grants related to income

Government grants which are intended to compensate the Group for expenses incurred are deducted from the related expenses.

(11)  Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets other than assets arising from The carrying amounts of the Company’s non-financial assets other than assets arising from contract assets recognized in accounting for contract with a customer, assets recognized from the costs to obtain or fulfil a contract with a customer, employee benefits, inventories, deferred tax assets, and non-current assets held for sale are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.

The Group estimates the recoverable amount of an individual asset, and if it is impossible to measure the individual recoverable amount of an asset, the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

211

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

4.               Significant Accounting Policies, Continued

(11)  Impairment of non-financial assets, Continued

An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergy arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(12)  Leases - Policies applicable from January 1, 2019

The Group has applied K-IFRS No. 1116, Leases, from January 1, 2019. See note 3 (1) for additional information.

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group uses the definition of a lease in K-IFRS No. 1116, Leases.

1) As a lessee

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses and adjusted for certain remeasurements of the lease liability. The Group presents its right-of-use assets in Property and equipment on the statements of financial position. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payment made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

212

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

4.               Significant Accounting Policies, Continued

(12)           Leases - Policies applicable from January 1, 2019, Continued

1) As a lessee, Continued

The Group has applied judgment to determine the lease term for some lease contracts in which it is a lessee that include extension options. The assessment of whether The Group is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized. The Group has not included the extension option periods in the lease term because it is not reasonably certain to exercise such options. After the commencement date, The Group reassesses the lease term upon the occurrence of a significant event or a significant change in circumstances that is within the control of The Group that affects whether The Group is reasonably certain to exercise the extension option.

The Group has elected not to recognize right-of-use assets and liabilities for leases with the lease term of 12 months or less at the commencement date and for leases of low-value assets. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term. The Group has also elected to apply the practical expedient which allows a lease and associated non-lease components to be accounted for as a single lease component.

2) As a lessor

The Group determines whether each lease is a finance lease or an operating lease at inception of a contract. A lease is classified as a finance lease when the lease transfers substantially all of the risks and rewards of ownership of the underlying asset. If not, then it is classified as an operating lease.

When the Group is an intermediate lessor, the Group accounts for the head lease and the sublease separately. The subleases are classified with reference to the right-of-use assets arising from the head lease, not with reference to the underlying asset.

(13)  Leases - Policies applied before January 1, 2019

The Group classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Group assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

1) Finance leases

At the commencement of the lease term, the Group recognizes as finance assets and finance liabilities in its consolidated statement of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

213

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

4.               Significant Accounting Policies, Continued

(13)  Leases - Policies applied before January 1, 2019, Continued

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Group adopts for depreciable assets that are owned. If there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Group reviews to determine whether the leased assets are impaired at the reporting date.

2) Operating leases

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the lease term.

3) Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Group concludes for a financial lease that it is impracticable to separate the payments reliably, the Group recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability is reduced as payments are made and an imputed finance charge on the liability is recognized using the Group's incremental borrowing rate of interest.

(14)  Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sales rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the assets (or disposal groups) must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amounts and fair value less cost to sell. The Group recognizes an impairment loss for any initial or subsequent write-down of assets (or disposal groups) to fair value less costs to sell and a gain for any subsequent increase in fair value less costs to sell up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036, Impairment of Assets.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

214

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

4.               Significant Accounting Policies, Continued

(15)  Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

1) Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, these liabilities are measured at fair value. The amount of change in fair value of financial liability that is attributable to changes in the credit risk of that liability shall be presented in other comprehensive income, and the remaining amount of change in the fair value of the liability shall be presented in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

2) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the issue of the financial liability. Subsequent to initial recognition, other financial liabilities are measured at amortized cost and the interest expenses are recognized using the effective interest method.

3) Derecognition of financial liability

The Group extinguishes a financial liability only when the contractual obligation is fulfilled, canceled or expires. The Group recognizes new financial liabilities at fair value based on new contracts and eliminates existing liabilities when the contractual terms of the financial liabilities change and the cash flows change substantially.

When a financial liability is derecognized, the difference between the carrying amount and the consideration paid (including any transferred non-cash assets or liabilities assumed) is recognized in profit or loss.

215

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

4.               Significant Accounting Policies, Continued

(16)  Employee benefits

1) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

2) Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value at the end of each repOther long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render related services. The Group’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

3) Retirement benefits: defined contribution plans

When an employee has rendered a service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

4) Retirement benefits: defined benefit plans

At of the end of reporting period, defined benefits liabilities relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Group recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability (asset), which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Group determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Group recognizes a gain or loss on a settlement when the settlement of defined benefit plan occurs.

216

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

4.               Significant Accounting Policies, Continued

(16)  Employee benefits, Continued

5) Termination benefits

The Group recognizes a liability and expense for termination benefits at the earlier of the period when the Group can no longer withdraw the offer of those benefits and the period when the Group recognizes costs for a restructuring that involves the payment of termination benefits. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

(17)  Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. If the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

If some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement is treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

(18)  Transactions in foreign currencies

1) Foreign currency transactions

Transactions in foreign currencies are translated to the functional currency of Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the exchange rate at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments.

217

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

4.               Significant Accounting Policies, Continued

(18)  Transactions in foreign currencies, Continued

2) Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the closing rate at the reporting date.

When a foreign operation is disposed, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

(19)  Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Group repurchases its own shares, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The gains or losses from the purchase, disposal, reissue, or retirement of treasury shares are directly recognized in equity being as transaction with owners

(20)  Hybrid bond

The Group recognizes a financial instrument issued by the Group as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

218

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

4.               Significant Accounting Policies, Continued

(21)  Share-based Payment

For equity-settled share-based payment transaction, if the fair value of the goods or services received cannot be reliably estimated, the Group measures the value indirectly by reference to the fair value of the equity instruments granted. The related expense with a corresponding increase in capital surplus and others is recognized over the vesting period of the awards.

The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

For cash-settled share-based payment transaction, the Group measures the goods or services received at fair value, and the related expense and liabilities are recognized over the vesting period of the awards. The Group remeasures the fair value of the liabilities at the end of each reporting period and at the final settlement date of the liabilities, and the changes in the fair value is recognized as an expense.

(22)  Revenue

1) Identification of performance obligations in contracts with customers

The Group identifies the distinct services or goods as performance obligations in contracts with customers such as (1) wireless telecommunications services and (2) selling other goods and services and (3) providing other goods and services. In the case of providing both wireless telecommunications service and selling a handset together to one customer, the Group allocates considerations from the customer between the separate performance obligations for handset sale and wireless telecommunications service. The handset sale revenue is recognized when handset is delivered, and the wireless telecommunications service revenue is recognized over the period of the contract term as stated in the subscription contract.

2) Allocation of the transaction price to each performance obligation

The Group allocates the transaction price of a contract to each performance obligation identified on a relative stand-alone selling price basis. The Group uses “adjusted market assessment approach” for estimating the stand-alone selling price of a good or service. As an exception, the Group uses “Expected cost plus a margin approach” for insignificant transactions.

3) Incremental costs of obtaining a contract

The Group pays commissions to its direct retail stores and authorized dealers in connection with acquiring service contracts. The commissions paid to these parties constituted a significant portion of the Group’s operating expenses. These commissions would not have been paid if there have been no binding contracts with subscribers and, therefore, the Group capitalizes certain costs associated with the commissions paid to obtain new customer contracts and amortize them over the expected contract periods with customers

219

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

4.               Significant Accounting Policies, Continued

(22)  Revenue, Continued

4) Customer loyalty programs

The Group provides customer loyalty points to customers based on the usage of the service to which the Group allocates a portion of consideration received as a performance obligation distinct from wireless telecommunications services. The amount allocated to the loyalty program is deferred and is recognized as revenue when loyalty points are redeemed. The deferred revenue is included in contract liabilities.

5) Consideration payable to a customer

Based on the subscription contract, a customer who uses the Company’s wireless telecommunication services may receive a partial discount for purchasing goods or services from a designated third party. The Company pays a portion of the price discounts that the customer receives to the third party which is the consideration payable to a customer.

The Company accounts for the amounts payable to the third party as a reduction of the wireless telecommunication service revenue.

(23)  Finance income and finance costs

Finance income comprises interest income on funds invested (including financial assets measured at fair value), dividend income, gains on disposal of financial assets at FVTPL, changes in fair value of financial instruments at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss when the right to receive the dividend is established.

Finance costs comprise interest expense on borrowings, changes in fair value of financial instruments at FVTPL, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures are recognized as it accrues in profit or loss using the effective interest rate method.

(24)  Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except for transactions or events directly recognized in other comprehensive income or equity.

The Group pays income tax in accordance with the tax-consolidation system when the parent company and its subsidiaries are economically unified.

1) Current tax

In accordance with the tax-consolidation system, the Parent Company calculates current taxes for the Parent Company and its wholly owned domestic subsidiaries and recognizes the income tax payable as current tax liabilities of the Parent Company.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and includes interests and fines related to income taxes paid or payable. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

220

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

4.               Significant Accounting Policies, Continued

(24)  Income taxes, Continued

2) Deferred tax

Deferred tax is recognized using the asset-liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Group recognizes a deferred tax liability for all taxable temporary differences, except for the difference associated with investments in subsidiaries and associates that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

A deferred tax asset is recognized for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Future taxable profit is dependent on the reversal of taxable temporary differences. If there are insufficient taxable temporary differences to recognize the deferred tax asset, the business plan of the Group and the reversal of existing temporary differences are considered in determining the future taxable profit.

The Group reviews the carrying amount of a deferred tax asset at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized, or the liability is settled based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if the Group has a legally enforceable right to offset the amount recognized and intends to settle the current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

3) Uncertainty over income tax treatments

The Group assesses the uncertainty over income tax treatments according to K-IFRS 1012. If the Group concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the Group reflect the effect of uncertainty for each uncertain tax treatment by using either of the following methods, depending on which method the entity expects to better predict the resolution of the uncertainty:

-           The most likely amount—the single most likely amount in a range of possible outcomes.

-          the expected value—the sum of the probability‑weighted amounts in a range of possible outcomes.

221

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

4.               Significant Accounting Policies, Continued

(25)  Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Parent Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees, if any.

(26)  Standards issued but not yet effective

The following new standards are effective for annual periods beginning after January 1, 2019 and earlier application is permitted; however, the Group has not adopted the following new standards early in preparing the accompanying consolidated financial statements.

The following amended standards and interpretations are not expected to have a significant impact on the Group’s consolidated financial statements.

-             Amendments to References to Conceptual Framework in K-IFRS Standards.

-             Definition of a Business (Amendments to K-IFRS No. 1103, Business Combination).

-             Definition of Materiality (Amendments to K-IFRS No. 1001, Presentation of Financial Statements and K-IFRS No. 1008 Accounting Policies, Changes in Accounting Estimates and Errors).

222

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

5.               Operating Segments

The Group’s operating segments have been identified to be each business unit, by which the Group provides independent services and merchandise. The Group’s reportable segments are cellular services, which include cellular voice service, wireless data service and wireless internet services; fixed-line telecommunication services, which include telephone services, internet services, and leased line services; security services, which include unmanned security services, manned security services and system software development; e-commerce services, the open marketplace platform; and all other businesses, which include the Group’s internet portal services and other immaterial operations, each of which does not meet the quantitative threshold to be considered as a reportable segment and are presented collectively as others.

(1)               Segment information for the year ended December 31, 2019 is as follows:

(In millions of won)
		2019
		Cellular Services	Fixed-line telecommu-nication services	Security services(*)	E-commerce Services(*)	Others(*)	Sub-total	Adjustments	Total
Total revenue	 ~~W~~ 	13,781,882	3,952,373	1,183,724	726,552	1,069,685	20,714,216	(2,970,514)	17,743,702
Inter-segment revenue		1,609,467	1,004,193	74,247	15,899	266,708	2,970,514	(2,970,514)	-
External revenue		12,172,415	2,948,180	1,109,477	710,653	802,977	17,743,702	-	17,743,702
Depreciation and amortization		2,694,786	752,234	224,537	35,788	64,141	3,771,486	-	3,771,486
Operating profit (loss)		914,118	139,172	133,573	1,938	(78,821)	1,109,980	-	1,109,980
Finance income and costs, net									(287,781)
Gain relating to investments in subsidiaries, associates and joint ventures, net									449,543
Other non-operating income and expense, net									(109,087)
Profit before income tax									1,162,655

(2)             Segment information for the year ended December 31, 2018 is as follows:

(In millions of won)
		2018
		Cellular Services	Fixed-line telecommu-nication services	Security services(*)	E-commerce Services(*)	Others(*)	Sub-total	Adjustments	Total
Total revenue	 ~~W~~ 	13,961,762	3,857,074	286,089	790,818	912,776	19,808,519	(2,934,559)	16,873,960
Inter-segment revenue		1,582,865	1,034,769	1,801	62,446	252,678	2,934,559	(2,934,559)	-
External revenue		12,378,897	2,822,305	284,288	728,372	660,098	16,873,960	-	16,873,960
Depreciation and amortization		2,341,862	641,336	60,723	19,051	63,146	3,126,118	-	3,126,118
Operating profit (loss)		1,299,869	245,509	(11,284)	(85,041)	(247,293)	1,201,760	-	1,201,760
Finance income and costs, net									(128,797)
Gain relating to investments in subsidiaries, associates and joint ventures, net									3,270,912
Other non-operating income and expense, net									(367,909)
Profit before income tax									3,975,966

223

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

5.                Operating Segments, Continued

(*)             During the year ended December 31, 2019, the Company reclassified SK stoa Co., Ltd. from Fixed-line telecommunication service segment to E-commerce Services segment. Also, Life & Security Holdings Co., Ltd. and SK Infosec Co., Ltd. were reclassified from Other segment to Security Services segment. Segment information for the year ended December 31, 2018 was restated considering these reclassifications.

Since there are no intersegment sales of inventory or depreciable assets, there is no unrealized intersegment profit to be eliminated on consolidation. The Group principally operates its businesses in Korea and the revenue amounts earned outside of Korea are immaterial. Therefore, no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue for the years ended December 31, 2019 and 2018.

(3)             Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows:

(In millions of won)
			2019	2018
Products transferred at a point in time:
Cellular revenue	Goods (*1)	 ~~W~~ 	1,142,868	1,124,143
Fixed-line telecommunication revenue	Goods		145,314	125,959
E-commerce Services	Goods		56,699	45,837
	Commerce		151,690	77,539
Security services revenue	Goods		44,764	12,332
Other revenue	Goods		86,793	81,311
	Products		44,336	51,214
	Others (*7)		442,869	275,431
			2,115,333	1,793,766
Services transferred over time:
Cellular revenue	Wireless service(*2)		9,532,377	9,770,423
	Cellular interconnection		494,267	532,156
	Other(*3)		1,002,903	952,175
Fixed-line telecommunication revenue	Wireless service		224,453	371,224
	Cellular interconnection		92,396	95,865
	Internet Protocol Television(*4)		1,285,831	1,171,104
	International calls		137,902	152,918
	Internet service and miscellaneous(*5)		1,062,284	905,235
Security services revenue	Service(*6)		502,264	604,996
E-commerce services revenue	E-commerce service		1,064,713	271,956
Other revenue	Miscellaneous(*7)		228,979	252,142
			15,628,369	15,080,194
		 ~~W~~ 	17,743,702	16,873,960

224

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

5.               Operating Segments, Continued

(*1)      Cellular revenue includes revenue from sales of handsets and other electronic accessories.

(*2)      Wireless service includes revenue from wireless voice and data transmission services principally derived from usage charges to wireless subscribers.

(*3)      Other revenue includes revenue from billing and collection services as well as other miscellaneous services.

(*4)      IPTV service revenue includes revenue from IPTV services principally derived from usage charges to IPTV subscribers.

(*5)      Internet service includes revenue from the high speed broadband internet service principally derived from usage charges to subscribers as well as other miscellaneous services.

(*6)      Security service includes revenue from rendering security services.

(*7)      Miscellaneous other revenue includes revenue from considerations received for the development and maintenance of system software, and digital contents platform services.

6.                Restricted Deposits

Deposits which are restricted in use as of December 31, 2019 and 2018 are summarized as follows:

(In millions of won)
		December 31, 2019	December 31, 2018
Short-term financial instruments(*)	 ~~W~~ 	95,034	79,511
Long-term financial instruments(*)		988	1,218
	 ~~W~~ 	96,022	80,729

(*) Financial instruments include charitable trust fund established by the Group where profits from the fund are donated to charitable institutions. As of December 31, 2019, the funds cannot be withdrawn before maturity.

225

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

7.                Trade and Other Receivables

(1)    Details of trade and other receivables as of December 31, 2019 and 2018 are as follows:

(In millions of won)		December 31, 2019
		Gross amount	Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	 ~~W~~ 	2,480,419	(249,440)	2,230,979
Short-term loans		66,706	(583)	66,123
Accounts receivable – other(*)		953,815	(48,379)	905,436
Accrued income		3,977	(166)	3,811
Guarantee deposits (Other current assets)		145,041	-	145,041
		3,649,958	(298,568)	3,351,390
Non-current assets:
Long-term loans		81,231	(47,471)	33,760
Long-term accounts receivable – other(*)		344,662	-	344,662
Guarantee deposits		165,033	(299)	164,734
Long-term accounts receivable – trade (Other non-current assets)		16,977	(61)	16,916
		607,903	(47,831)	560,072
	 ~~W~~ 	4,257,861	(346,399)	3,911,462

(*) Gross and carrying amounts of accounts receivable - other as of December 31, 2019 include ~~W~~ 532,225 million of financial instruments classified as FVTPL.

(In millions of won)		December 31, 2018
		Gross amount	Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	 ~~W~~ 	2,268,680	(260,040)	2,008,640
Short-term loans		59,643	(549)	59,094
Accounts receivable – other(*)		1,006,183	(68,346)	937,837
Accrued income		6,232	(166)	6,066
Guarantee deposits (Other current assets)		2,714	-	2,714
		3,343,452	(329,101)	3,014,351
Non-current assets:
Long-term loans		75,860	(46,826)	29,034
Long-term accounts receivable – other(*)		274,053	-	274,053
Guarantee deposits		313,140	-	313,140
Long-term accounts receivable – trade (Other non-current assets)		11,410	(117)	11,293
		674,463	(46,943)	627,520
	 ~~W~~ 	4,017,915	(376,044)	3,641,871

(*) Gross and carrying amounts of accounts receivable - other as of December 31, 2018 include ~~W~~ 489,617 million of financial instruments classified as FVTPL.

226

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

7.                Trade and Other Receivables, Continued

(2)    Changes in the loss allowance on accounts receivable – trade measured at amortized costs during the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
		Beginning balance	Impact of adopting K-IFRS No. 1109	Impairment	Write-offs (*)	Collection of receivables previously written-off	Business combination and others	Ending Balance
2019	 ~~W~~ 	260,157	-	28,841	(55,756)	14,772	1,487	249,501
2018		239,448	12,950	38,211	(46,616)	13,455	2,709	260,157

(*) The Group writes off the trade and other receivables when contractual payments are more than 5 years past due, or for reasons such as termination of operations or liquidation.

(3)     The Group applies the practical expedient that allows the Group to estimate the loss allowance for accounts receivables - trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Group uses its historical credit loss experience over the past three years and classified the accounts receivable - trade by their credit risk characteristics and days overdue. Details of loss allowance on accounts receivable – trade as of December 31, 2019 are as follows:

(In millions of won)
			Less than 6 months	6 months ~ 1 year	1 year ~ 3 years	More than 3 years
Telecommunications service revenue	Expected credit loss rate		1.34%	63.33%	85.89%	97.49%
	Gross amount	 ~~W~~ 	1,180,733	44,972	110,038	28,300
	Loss allowance		15,822	28,481	94,509	27,589
Other revenue	Expected credit loss rate		3.49%	56.01%	45.99	61.72%
	Gross amount	 ~~W~~ 	1,052,530	5,162	20,252	55,409
	Loss allowance		36,696	2,891	9,313	34,200

As the Group is a wireless and fixed-line telecommunications service provider, the Group’s financial assets measured at amortized cost consist primarily of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Group transacts only with corporate customers with credit ratings that are considered to be low at credit risk. In addition, the Group was not exposed to significant credit concentration risk as the Group regularly assesses their credit risk by monitoring their credit rating. While the contract assets are under the impairment requirements, no significant credit risk has been identified.

227

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

8.                Prepaid expenses

The Group pays commissions to its retail stores and authorized dealers for wireless and fixed-line telecommunications services and for each service contract and installation contract secured. The Group capitalized certain costs associated with commissions paid to retail stores and authorized dealers to obtain new and retained customer contracts as prepaid expenses. These prepaid expenses are amortized on a straight-line basis over the periods that the Group expects to maintain its customers based on the Group’s historical subscriber churn rate.

(1)    Details of prepaid expenses as of December 31, 2019 and 2018 are as follows:

(In millions of won)
		December 31, 2019	December 31, 2018
Current assets:
Incremental costs of obtaining contracts	 ~~W~~ 	1,897,233	1,577,992
Others		133,317	191,567
		2,030,550	1,769,559
Non-current assets:
Incremental costs of obtaining contracts		1,152,748	799,607
Others		88,681	95,665
	 ~~W~~ 	1,241,429	895,272

(2)    Incremental costs of obtaining contracts

Incremental costs of obtaining contracts that are capitalized as assets as of December 31, 2018 and the related amortization recognized as commissions during the year ended December 31, 2018 are as follows:

(In millions of won)
		December 31, 2019	December 31, 2018
Current assets:
Amortization recognized as commissions	 ~~W~~ 	2,193,333	2,002,460

228

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

9.                Contract assets and liabilities

In case of providing both wireless telecommunication services and sales of mobile devices, the Group allocated the consideration based on relative stand-alone selling prices and recognizes uninvoiced receivables from handset sales as contract assets. The Group recognized contract liabilities for receipts in advance for telecommunications service and for unearned revenue for customer loyalty program.

(1)    Details of contract assets and liabilities as of December 31, 2019 and 2018 are as follows:

(In millions of won)
		December 31, 2019	December 31, 2018
Contract assets:
Allocation of consideration between performance obligations	 ~~W~~ 	191,858	133,893
Contract liabilities:
Wireless service contracts		20,393	18,425
Customer loyalty programs		21,945	17,113
Fixed-line service contracts		65,316	57,327
Security services		32,026	38,109
Others		83,776	52,839
	 ~~W~~ 	223,456	183,813

(2)    The amount of revenue recognized during the year ended December 31, 2019 related to the contract liabilities carried forward from the prior period is ~~W~~117,409 million. Details of revenue expected to be recognized from contract liabilities as of December 31, 2019 are as follows:

(In millions of won)
		Less than 1 year	1 year ~ 2 years	More than 2 years	Total
Wireless service contracts	 ~~W~~ 	20,393	-	-	20,393
Customer loyalty programs		17,285	3,253	1,407	21,945
Fixed-line service contracts		52,237	13,079	-	65,315
Security services		24,215	5,676	2,135	32,027
Others		77,095	1,577	5,104	83,776
	 ~~W~~ 	191,225	23,585	8,646	223,456

229

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

10.             Inventories

(1)    Details of inventories as of December 31, 2019 and 2018 are as follows:

(In millions of won)
		December 31, 2019			December 31, 2018
		Acquisition cost	Write-down	Carrying amount	Acquisition cost	Write-down	Carrying amount
Merchandise	 ~~W~~ 	162,485	(14,557)	147,928	268,366	(8,842)	259,524
Finished goods		4,264	(2,265)	1,999	1,260	(251)	1,009
Work in process		2,674	(539)	2,135	3,985	(338)	3,647
Raw materials		12,369	(7,967)	4,402	11,729	(2,706)	9,023
Supplies		7,112	(694)	6,418	14,850	-	14,850
	 ~~W~~ 	188,904	(26,022)	162,882	300,190	(12,137)	288,053

(2)     Inventories recognized as operating expenses during the years ended December 31, 2019 and 2018 are ~~W~~1,498,249 million and ~~W~~1,411,986 million, respectively, which are included in the cost of products that have been resold. In addition, valuation loss on inventories amounts to ~~W~~15,460 million and ~~W~~110 million during the years ended December 31, 2019 and 2018, respectively. Write-downs included in other operating expenses during the years ended December 31, 2019 and 2018 are ~~W~~2,140million and ~~W~~778 million, respectively.

11.             Investment Securities

(1)    Details of short-term investment securities as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	Category		December 31, 2019	December 31, 2018
Beneficiary certificates	FVTPL	 ~~W~~ 	166,666	195,080

(2)    Details of long-term investment securities as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	Category		December 31, 2019	December 31, 2018
Equity instruments	FVOCI(*)	 ~~W~~ 	710,272	542,496
	FVTPL		1,011	-
			711,283	542,496
Debt instruments	FVOCI		4,627	2,147
	FVTPL		141,305	120,083
			145,932	122,230
		 ~~W~~ 	857,215	664,726

230

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Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

11.              Investment Securities, Continued

(*)     The Group designated ~~W~~710,272 million of investments in equity instruments that are not held for trading as financial assets at FVOCI. During the year ended December 31, 2019, the Group disposed 6,109,000 shares of the common shares issued by Hana Financial Group Inc. in exchange for ~~W~~221,146 million in cash. The valuation gain on financial assets at FVOCI of ~~W~~30,073 million was reclassified from reserves to retained earnings. Also, the Group acquired 2,177,401 shares of Kakao Co., Ltd. in exchange for ~~W~~302,321 million in cash and designated the investments as financial assets at FVOCI. In relation to this transaction, the Parent Company disposed 1,266,620 of its treasury shares to Kakao Co., Ltd. in exchange for ~~W~~302,321 million in cash. (See Note 23) As this transaction is considered as a forward transaction, the Group recognized ~~W~~28,787 million of gain of settlement of derivatives, the difference of fair value between the contract date and the transaction date. The acquired shares were deposited for safekeeping at the Korea Securities Depository for a year from the acquisition date based on the shares acquisition agreement between the Parent Company and Kakao Co., Ltd.

12.              Business Combinations

(1)    2019

1) Acquisition of Incross Co., Ltd. by the Parent Company

          The Parent Company acquired 2,786,455 shares of Incross Co., Ltd. at ~~W~~53,722 million in cash during the year ended December 31, 2019 in order to expand digital advertising business through the integration of the Group’s technological capabilities. Although the Parent Company owns less than 50% of the investee, the management has determined that the Parent Company controls Incross Co., Ltd. considering the level of dispersion of remaining voting rights and voting patterns at previous shareholders’ meetings, and the fact that the Parent Company has a right to appoint the majority of the members of board of directors by the virtue of an agreement with the investee’s other shareholders. Incross Co., Ltd. presented ~~W~~19,787 million of revenue and ~~W~~5,576 million of profit.

(i) Summary of the acquiree

Information of Acquiree
Corporate name	Incross Co., Ltd.
Location	5th floor, 1925, Nambusunhwan-ro, Gwanak-gu, Seoul, Korea
CEO	Lee Jae woon
Industry	Media representative business

231

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

12.              Business Combinations, Continued

(1)    2019, Continued

1) Acquisition of Incross Co., Ltd. by the Parent Company, Continued

(ii)  Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
		Amount
Ⅰ. Considerations transferred:
Cash and cash equivalents	 ~~W~~ 	55,249

Ⅱ. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalent		17,400
Short-term financial instruments		24,941
Trade and other receivables		67,259
Property and equipment		2,411
Intangible assets		2,709
Other assets		9,254
Trade and other payables		(57,309)
Other liabilities		(1,984)
		64,681

Ⅲ. Non-controlling interests:		40,592

Ⅳ. Goodwill(Ⅰ-Ⅱ+Ⅲ)	 ~~W~~ 	29,633

232

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

12.               Business Combinations, Continued

(1)    2018

1) Acquisition of id Quantique SA by the Parent Company

As of April 30, 2018, the Parent Company acquired additional 41,157,506 shares in exchange of ~~W~~55,249 million in cash, which resulted in the Parent Company obtaining control over id Quantique SA with 44,157,506 shares and 58.1% ownership of the outstanding shares, in aggregate. Taking control of id Quantique SA will enable the Parent Company to increase its corporate value as the leading mobile telecommunication operator in Korea and to generate profit in overseas markets by utilizing quantum cryptographic technologies.

In addition, the Parent Company acquired additional 16,666,666 shares in exchange for assets amounting to ~~W~~5,672 million resulting in the increase of the ownership to 65.6%.

id Quantique SA has recognized ~~W~~9,935 million in revenue and ~~W~~5,220 million in net losses since the Group obtained control.

(i) Summary of the acquiree

Information of Acquiree
Corporate name	id Quantique SA
Location	3, CHEMIN DE LA MARBRERIE, 1227 CAROUGE, SWITZERLAND
CEO	Gregoire Ribordy
Industry	Quantum information and communications industry

233

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

12.              Business Combinations, Continued

(1)    2018, Continued

1) Acquisition of id Quantique SA by the Parent Company, Continued

(ii) Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
		Amount
Ⅰ. Considerations transferred:
Cash and cash equivalents	 ~~W~~ 	55,249
Existing shares(financial assets at FVOCI) at fair value		3,965
		59,214

Ⅱ. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalent		1,538
Trade and other receivables		13,609
Inventories		2,003
Property and equipment		415
Intangible assets		7,566
Other assets		447
Trade and other payables		(1,569)
Other liabilities		(2,880)
		21,129

Ⅲ. Non-controlling interests:		9,290

Ⅳ. Goodwill(Ⅰ-Ⅱ+Ⅲ)	 ~~W~~ 	47,375

234

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

12.               Business Combinations, Continued

(1)    2018, Continued

2) Acquisition of Life & Security Holdings Co., Ltd. by the Parent Company

As of October 1, 2018, the Parent Company obtained control by acquiring 55% ownership of Life & Security Holdings Co., Ltd which owns 100% ownership of ADT CAPS Co., Ltd. in order to strengthen the security business and expand residential customer base. The consideration for the business combination was ~~W~~696,665 million in cash, and the difference between the fair value of net assets acquired and the consideration paid amounting to ~~W~~1,155,037 million was recognized as goodwill. Subsequent to the acquisition, Life & Security Holdings Co., Ltd. recognized revenue of ~~W~~197,487 million, and net profit of ~~W~~6,038 million. In addition, assuming that the business combination occurred at the beginning of the reporting period, the Group would have additionally recognized revenue of ~~W~~763,375 million, and net loss of ~~W~~19,548 million.

(i) Summary of the acquiree

Information of Acquiree
Corporate name	Life & Security Holdings Co., Ltd.
Location	323, Incheon tower-daero, Yeonsu-gu, Incheon, Korea
CEO	Yoo, Yeongsang
Industry	Holding company of subsidiaries where security business as their primary business

(ii) Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
		Amount
Ⅰ. Considerations transferred:
Cash and cash equivalents	 ~~W~~ 	696,665

Ⅱ. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalent		101,896
Trade and other receivables		40,241
Inventories		2,440
Property and equipment		427,752
Intangible assets		1,019,503
Other assets		3,956
Trade and other payables		(296,660)
Borrowings		(1,744,839)
Deferred tax liabilities		(229,207)
Other liabilities		(158,042)
		(832,960)

Ⅲ. Non-controlling interests:		(374,588)

Ⅳ. Goodwill(Ⅰ-Ⅱ+Ⅲ)	 ~~W~~ 	1,155,037

235

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

12.              Business Combinations, Continued

(1) 2018, Continued

3) Business combination under common control: Acquisition of SK Infosec Co., Ltd.

The Group acquired 100% ownership of SK Infosec Co., Ltd. from SK Holdings Co., Ltd., the ultimate controlling entity of the Parent Company, in order to create synergy in the security business and increase corporate value. As this transaction is a business combination under common control, the acquired assets and liabilities were recognized at the carrying amounts in the ultimate controlling entity’s consolidated financial statements. Considerations paid and assets and liabilities recognized at the acquisition date are as follows:

(In millions of won)
		Amount
Ⅰ. Considerations paid:
Treasury shares of the Parent Company(*)	 ~~W~~ 	281,151

Ⅱ. Assets and liabilities acquired:
Cash and cash equivalent		30,762
Trade and other receivables		62,448
Inventories		1,293
Property and equipment		8,047
Intangible assets		5,528
Other assets		79,951
Trade and other payables		(38,431)
Other liabilities		(20,003)
		129,595

Ⅲ. Deduction of capital surplus and others (Ⅰ-Ⅱ)	 ~~W~~ 	151,556

(*) The Parent Company provided 1,260,668 shares of its treasury shares as considerations, and the fair value of the considerations was ~~W~~335,338 million at the transfer date.

In addition, assuming that the business combination occurred at the beginning of the reporting period, the Group would have additionally recognized revenue of ~~W~~172,905 million, and net profit of ~~W~~19,512 million.

4) Business combination under common control: Acquisition of Device business unit by SK Telink Co., Ltd.

During the year ended December 31, 2018, SK Telink Co., Ltd., the subsidiary owned by the Parent Company, acquired a device business in exchange of ~~W~~4,450 million in cash from SK Holdings Co., Ltd., the ultimate controlling entity of the Parent Company. As this transaction is a business combination under common control, the difference between the consideration and carrying amount of net assets amounting to ~~W~~1,018 million was recognized as capital surplus and others.

236

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

13.                Investments in Associates and Joint Ventures

(1)    Investments in associates and joint ventures accounted for using the equity method as of December 31, 2019 and 2018 are as follows:

(In millions of won)		December 31, 2019			December 31, 2018
	Country	Ownership (%)		Carrying amount	Ownership (%)		Carrying amount
Investments in associates:
SK China Company Ltd.	China	27.3	 ~~W~~ 	568,459	27.3	 ~~W~~ 	551,548
Korea IT Fund(*1)	Korea	63.3		311,552	63.3		281,684
KEB HanaCard Co., Ltd.(*2)	Korea	15.0		294,756	15.0		288,457
SK Telecom CS T1 Co., Ltd. (*1,3)	Korea	54.9		60,305	-		-
NanoEnTek, Inc.	Korea	28.6		42,127	28.9		40,974
UniSK	China	49.0		14,342	49.0		13,486
SK Technology Innovation Company	Cayman Islands	49.0		43,997	49.0		42,469
SK MENA Investment B.V.	Netherlands	32.1		14,904	32.1		14,420
SK hynix Inc.	Korea	20.1		11,425,325	20.1		11,208,315
SK Latin America Investment S.A.	Spain	32.1		13,698	32.1		13,313
Grab Geo Holdings PTE. LTD.(*4)	Singapore	30.0		31,269	-		-
SK South East Asia Investment Pte. Ltd.(Formerly, SE ASIA INVESTMENT PTE. LTD.) (*5)	Singapore	20.0		250,034	20.0		111,000
Pacific Telecom Inc.(*2)	USA	15.0		40,016	15.0		37,075
S.M. Culture & Contents Co., Ltd.	Korea	23.4		63,469	23.4		63,801
Contents Wavve Co., Ltd. (*6)	Korea	30.0		83,640	-		-
Hello Nature., Ltd.	Korea	49.9		13,620	49.9		28,549
Health Connect Co., Ltd. and others	-	-		65,343	-		96,522
Sub-total				13,336,856			12,791,613
Investments in joint ventures:
Dogus Planet, Inc.(*7)	Turkey	50.0		15,921	50.0		12,487
Finnq Co. Ltd.(*7,8)	Korea	49.0		22,880	49.0		7,671
NEXTGEN BROADCAST SERVICES CO, LLC(*7,9)	USA	50.0		7,961	-		-
NEXTGEN ORCHESTRATION, LLC(*7,10)	USA	50.0		1,646	-		-
Celcom Planet(*11)	Malaysia	-		-	44.7		-
Sub-total				48,408			20,158
Total			 ~~W~~ 	13,385,264		 ~~W~~ 	12,811,771

237

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

13.               Investments in Associates and Joint Ventures, Continued

(1)               Investments in associates and joint ventures accounted for using the equity method as of December 31, 2019 and 2018 are as follows, Continued:

(*1)             Investment in Korea IT Fund was classified as investment in associates as the Group does not have control over the investee under the contractual agreement with other shareholders.

(*2)             These investments were classified as investments in associates as the Group can exercise significant influence through its right to appoint the members of board of directors even though the Group has less than 20% of equity interests.

(*3)              SK Telecom CS T1 Co., Ltd. was newly established during the year ended December 31, 2019. The Group contributed its e-sports business to the investee after the acquisition.

(*4)              The Group co-established Grab Geo Holdings PTE. LTD. in exchange for ~~W~~11,201 million in cash and ~~W~~19,039 million of asset contribution.

(*5)             The Group invested additional ~~W~~113,470 million in cash during the year ended December 31, 2019.

(*6)              The Group newly invested ~~W~~90,858 million in cash during the year ended December 31, 2019.

(*7)              These investments were classified as investment in joint ventures as the Group has a joint control pursuant to the agreement with the other shareholders.

(*8)             The Group invested additional ~~W~~24,500 million in cash during the year ended December 31, 2019.

(*9)              The Group newly invested ~~W~~8,160 million in cash during the year ended December 31, 2019.

(*10)           The Group newly invested ~~W~~1,748 million in cash during the year ended December 31, 2019.

(*11)            Investment in Celcom Planet was disposed during the year ended December 31, 2019.

(2)               The market value of investments in listed associates as of December 31, 2019 and 2018 are as follows:

(In millions of won, except for share data)
		December 31, 2019			December 31, 2018
		Market price per share (in won)	Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
NanoEnTek, Inc.	 ~~W~~ 	5,620	7,600,649	42,716	4,235	7,600,649	32,189
SK hynix Inc.		94,100	146,100,000	13,748,010	60,500	146,100,000	8,839,050
S.M.Culture & Contents Co.,Ltd.		1,530	22,033,898	33,712	2,020	22,033,898	44,508

238

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

13.               Investments in Associates and Joint Ventures, Continued

(3)    The condensed financial information of significant associates as of and for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	SK hynix Inc.		KEB HanaCard Co., Ltd.	Korea IT Fund	SK China Company Ltd.
		As of December 31, 2019
Current assets	 ~~W~~ 	14,457,602	7,974,407	113,233	615,028
Non-current assets		50,331,892	207,284	378,691	1,442,748
Current liabilities		7,874,033	1,015,657	-	59,395
Non-current liabilities		8,972,266	5,537,850	-	215,354

		2019
Revenue		26,990,733	1,236,678	70,565	116,269
Profit for the year		2,016,391	56,281	53,867	23,474
Other comprehensive loss		94,023	(4,458)	6,132	(15,093)
Total comprehensive income		2,110,414	51,823	59,999	8,381

(In millions of won)
	SK hynix Inc.		KEB HanaCard Co., Ltd.	Korea IT Fund	SK China Company Ltd.
		As of December 31, 2018
Current assets	 ~~W~~ 	19,894,146	7,781,888	118,024	677,686
Non-current assets		43,764,189	202,251	326,740	1,221,736
Current liabilities		13,031,852	1,122,538	-	71,396
Non-current liabilities		3,774,152	5,286,179	-	117,094

		2018
Revenue		40,445,066	1,642,133	57,430	117,132
Profit for the year		15,539,984	106,675	45,110	30,274
Other comprehensive income (loss)		(67,219)	(4,344)	(13,422)	(16,149)
Total comprehensive income		15,472,765	102,331	31,688	14,125

239

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

13.               Investments in Associates and Joint Ventures, Continued

(4)    The condensed financial information of joint ventures as of and for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	Dogus Planet, Inc.		Finnq Co., Ltd.
		As of December 31, 2019
Current assets	 ~~W~~ 	59,632	42,995
Cash and cash equivalents		13,422	40,619
Non-current assets		25,247	11,389
Current liabilities		52,238	6,756
Accounts payable, other payables and provision		35,459	5,062
Non-current liabilities		800	1,099

		2019
Revenue		136,777	1,968
Depreciation and amortization		(5,487)	(4,769)
Interest income		1,455	12
Interest expense		(92)	(198)
Profit (Loss) for the year		9,294	(17,079)
Total comprehensive income (loss)		9,294	(17,361)

(In millions of won)
		Dogus Planet, Inc.	Finnq Co., Ltd.
		As of December 31, 2018
Current assets	 ~~W~~ 	43,127	11,985
Cash and cash equivalents		42,416	10,434
Non-current assets		20,239	15,435
Current liabilities		37,105	5,070
Accounts payable, other payables and provision		28,432	87
Non-current liabilities		1,287	7,579

		2018
Revenue		99,770	232
Depreciation and amortization		(5,427)	(3,490)
Interest income		1,635	5
Interest expense		-	(301)
Loss for the year		642	(17,995)
Total comprehensive loss		642	(18,166)

240

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

13.               Investments in Associates and Joint Ventures, Continued

(5)    Reconciliations of financial information of significant associates to carrying amounts of investments in associates in the consolidated financial statements as of December 31, 2019 and 2018 are as follows:

(In millions of won)
		December 31, 2019
		Net assets	Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*1,2)	 ~~W~~ 	47,928,415	20.1	10,237,314	1,188,011	11,425,325
KEB HanaCard Co., Ltd.		1,628,184	15.0	244,228	50,528	294,756
Korea IT Fund		491,924	63.3	311,552	-	311,552
SK China Company Ltd.(*1)		1,772,419	27.3	483,360	85,099	568,459

(In millions of won)
		December 31, 2018
		Net assets	Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*1,2)	 ~~W~~ 	46,843,742	20.1	10,005,624	1,202,691	11,208,315
KEB HanaCard Co., Ltd.		1,575,422	15.0	236,313	52,144	288,457
Korea IT Fund		444,764	63.3	281,684	-	281,684
SK China Company Ltd.(*1)		1,708,612	27.3	465,959	85,589	551,548

(*1) Net assets of these entities represent net assets excluding those attributable to their non-controlling interests.

(*2) The ownership interest is based on the number of shares owned by the Parent Company as divided by the total shares issued by the investee company. The Group applied the equity method using the effective ownership interest which is based on the number of shares owned by the Parent Company and the investee’s total shares outstanding. The effective ownership interest applied for the equity method is 21.36%.

241

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

13.               Investments in Associates and Joint Ventures, Continued

(6)    Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)		2019
	Beginning balance		Acquisition and Disposal (*2)	Share of profits (losses)	Other compre-hensive income (loss)	Other increase (decrease)	Ending balance
Investments in associates:
SK China Company Ltd.	 ~~W~~ 	551,548	-	4,916	11,995	-	568,459
Korea IT Fund (*1)		281,684	-	34,116	3,884	(8,132)	311,552
KEB HanaCard Co., Ltd.		288,457	-	6,827	(528)	-	294,756
SK Telecom CS T1 Co.,Ltd.		-	60,305	-	-	-	60,305
NanoEnTek, Inc.		40,974	(43)	1,220	(24)	-	42,127
UniSK(*1)		13,486	-	728	347	(219)	14,342
SK Technology Innovation Company		42,469	-	89	1,439	-	43,997
SK MENA Investment B.V.		14,420	-	4	480	-	14,904
SK hynix Inc.(*1)		11,208,315	-	416,168	20,008	(219,166)	11,425,325
SK Latin America Investment S.A.		13,313	-	74	311	-	13,698
Grab Geo Holdings PTE. LTD.		-	30,518	(17)	768	-	31,269
SK South East Asia Investment Pte. Ltd. (Formerly, SE A SIA INVESTMENT PTE. LTD.)		111,000	113,470	6,062	19,502	-	250,034
Pacific Telecom Inc.		37,075	-	2,689	252	-	40,016
S.M.Culture & Contents Co., Ltd.		63,801	-	464	(796)	-	63,469
Contents Wavve Co., Ltd.		-	90,858	(7,218)	-	-	83,640
Hello Nature Ltd.(*2)		28,549	-	(6,580)	(16)	(8,333)	13,620
Health Connect Co., Ltd. and others (*1,3)		96,522	7,444	(17,142)	3,101	(24,582)	65,343
Sub-total		12,791,613	302,552	442,400	60,723	(260,432)	13,336,856
Investments in joint ventures:
Dogus Planet, Inc.		12,487	(81)	4,628	(1,113)	-	15,921
Finnq Co., Ltd.		7,671	24,500	(8,441)	(850)	-	22,880
NEXTGEN BROADCAST SERVICES CO, LLC		-	8,160	(144)	-	(55)	7,961
NEXTGEN ORCHESTRATION, LLC		-	1,748	(91)	-	(11)	1,646
Celcom Planet (*4)		-	6,141	(6,141)	-	-	-
Sub-total		20,158	40,468	(10,189)	(1,963)	(66)	48,408
Total	 ~~W~~ 	12,811,771	343,020	432,211	58,760	(260,498)	13,385,264

242

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

13.               Investments in Associates and Joint Ventures, Continued

(6)     Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2019 and 2018 are as follows, Continued:

(*1)   Dividends received from the associates are deducted from the carrying amount during the year ended December 31, 2019.

(*2)   The Group recognized ~~W~~8,333 million of impairment loss for the investments in Health Connect Co., Ltd during the year ended December 31, 2019.

(*3)   The acquisition for the year ended December 31, 2019 includes ~~W~~6,800 million of cash investments in Carrot Co., Ltd., and others. Other increase (decrease) includes the changes in book value due to the reclassification of FSK L&S Co., Ltd. as investments in subsidiary from investments in associates.

(*4)   Investment in Celcom Planet was disposed during year ended December 31, 2019.

243

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Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

13.               Investments in Associates and Joint Ventures, Continued

(6)    Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2019 and 2018 are as follows, Continued:

(In millions of won)		2018
	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other compre-hensive income (loss)	Other increase (decrease)	Ending balance
Investments in associates:
SK China Company Ltd.	 ~~W~~ 	526,099	-	7,618	17,831	-	551,548
Korea IT Fund (*)		257,003	-	38,099	(9,919)	(3,499)	281,684
KEB HanaCard Co., Ltd.		280,988	-	14,581	(7,112)	-	288,457
NanoEnTek, Inc.		38,718	3,180	(116)	(808)	-	40,974
SK Technology Innovation Company		42,511	-	(1,880)	1,838	-	42,469
HappyNarae Co., Ltd.		21,873	(29,325)	7,479	(27)	-	-
SK hynix Inc.(*)		8,130,000	-	3,238,054	(13,639)	(146,100)	11,208,315
SK MENA Investment B.V.		13,853	-	(24)	591	-	14,420
S.M.Culture & Contents Co., Ltd.		64,966	-	(909)	(256)	-	63,801
Xian Tianlong Science and Technology Co., Ltd.		25,891	(25,553)	(338)	-	-	-
Hello Nature Ltd.		-	-	(959)	-	29,508	28,549
12CM Japan, Inc.		-	7,697	(43)	80	-	7,734
MAKEUS Corp.		-	9,773	(574)	-	(6)	9,193
SK South East Asia Investment Pte. Ltd.		-	111,000	-	-	-	111,000
Pacific Telecom Inc.		-	36,487	473	115	-	37,075
Health Connect Co., Ltd. and others (*)		96,479	22,902	(6,474)	197	(6,710)	106,394
Sub-total		9,498,381	136,161	3,294,987	(11,109)	(126,807)	12,791,613
Investments in joint ventures:
Dogus Planet, Inc.		13,991	1,537	563	(3,604)	-	12,487
Finnq Co., Ltd.		16,474	-	(8,728)	(75)	-	7,671
12CM GLOBAL PTE. LTD.		9,592	(9,631)	42	(3)	-	-
Celcom Planet		-	12,932	(12,932)	-	-	-
Sub-total		40,057	4,838	(21,055)	(3,682)	-	20,158
Total	 ~~W~~ 	9,538,438	140,999	3,273,932	(14,791)	(126,807)	12,811,771

(*)   Dividends received from the associates are deducted from the carrying amount during the year ended December 31, 2018.

244

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Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

13.               Investments in Associates and Joint Ventures, Continued

(7)    The Group discontinued the application of equity method to the following investees due to their carrying amounts being reduced to zero. The details of cumulative unrecognized equity method losses as of December 31, 2019 are as follows:

(In millions of won)		Unrecognized loss		Unrecognized change in equity
		2019	Cumulative loss	2019	Cumulative loss
Wave City Development Co., Ltd.	 ~~W~~ 	(2,164)	4,370	-	-
Daehan Kanggun BcN Co., Ltd. and others		(4,758)	10,652	(503)	(138)
	 ~~W~~ 	(6,922)	15,022	(503)	(138)

14.               Property and Equipment

(1)    Property and equipment as of December 31, 2019 and 2018 are as follows:

(In millions of won)
		December 31, 2019
		Acquisition cost	Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	 ~~W~~ 	981,389	-	-	981,389
Buildings		1,715,619	(847,761)	(450)	867,408
Structures		910,049	(561,379)	(1,601)	347,069
Machinery		34,173,584	(26,198,631)	(33,742)	7,941,211
Other		2,084,463	(1,349,039)	(3,125)	732,299
Right-of-use assets		1,000,491	(291,095)	-	709,396
Construction in progress		755,508	-	-	755,508
	 ~~W~~ 	41,621,103	(29,247,905)	(38,918)	12,334,280

(In millions of won)
		December 31, 2018
		Acquisition cost	Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	 ~~W~~ 	938,344	-	-	938,344
Buildings		1,670,486	(807,192)	-	863,294
Structures		883,032	(525,537)	(1,456)	356,039
Machinery		32,096,543	(24,922,091)	(27,728)	7,146,724
Other		2,182,960	(1,331,971)	(2,393)	848,596
Construction in progress		565,357	-	-	565,357
	 ~~W~~ 	38,336,722	(27,586,791)	(31,577)	10,718,354

245

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Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

14.               Property and Equipment, Continued

(2)    Changes in property and equipment for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
		2019
		Beginning balance	Impact of adopting K-IFRS No. 1116	Acquisition	Disposal	Transfer	Depreciation	Impairment (*1)	Business Combina- Tion(*2)	Disposal of subsidiaries	Ending balance
Land	 ~~W~~ 	938,344	-	3,297	(275)	39,454	-	-	569	-	981,389
Buildings		863,294	-	8,117	(2,886)	52,775	(54,100)	(450)	658	-	867,408
Structures		356,039	-	18,246	(48)	10,582	(36,149)	(1,601)	-	-	347,069
Machinery		7,146,724	-	821,576	(25,791)	2,351,614	(2,319,634)	(33,278)	-	-	7,941,211
Other		848,596	(1,113)	1,443,327	(5,816)	(1,353,999)	(199,106)	(147)	557	-	732,299
Right-of-use assets		-	654,449	618,811	(204,241)	-	(360,606)	-	1,080	(97)	709,396
Construction in progress		565,357	-	1,515,617	(22,338)	(1,303,128)	-	-	-	-	755,508
	 ~~W~~ 	10,718,354	653,336	4,428,991	(261,395)	(202,702)	(2,969,595)	(35,476)	2,864	(97)	12,334,280

(*1) The Group recognized impairment losses for obsolete assets during the year ended December 31, 2019.

(*2) Includes assets from the acquisitions of FSK L&S Co., Ltd. and Incros Co.,Ltd.

(In millions of won)
		2018
		Beginning balance	Acquisition	Disposal	Transfer	Depreciation	Impair- ment(*1)	Business Combinations(*2)	Disposal of subsidiaries	Ending balance
Land	 ~~W~~ 	862,861	4,734	(7,151)	15,062	-	-	62,838	-	938,344
Buildings		882,650	5,858	(4,313)	25,249	(52,153)	-	6,003	-	863,294
Structures		378,575	9,188	(36)	5,859	(36,091)	(1,456)	-	-	356,039
Machinery		7,079,798	806,520	(74,465)	1,347,320	(2,214,957)	(27,264)	229,772	-	7,146,724
Other		531,057	892,103	(7,408)	(539,068)	(148,223)	-	123,214	(3,079)	848,596
Construction in progress		409,941	1,223,410	(3,906)	(1,078,539)	-	-	14,451	-	565,357
	 ~~W~~ 	10,144,882	2,941,813	(97,279)	(224,117)	(2,451,424)	(28,720)	436,278	(3,079)	10,718,354

(*1) The Group recognized impairment losses for obsolete assets during the year ended December 31, 2018.

(*2) Includes assets from the acquisitions of id Quantique SA, Life & Security Holdings Co., Ltd. and SK Infosec Co., Ltd.

(2)  Details of the right-of-use assets as of December 31, 2019 and January 1, 2019 are as follows:

(In millions of won)
		December 31, 2019	January 1, 2019
Buildings, Land and Structures	 ~~W~~ 	584,523	532,029
Other		124,873	122,420
	 ~~W~~ 	709,396	654,449

246

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Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

15.               Goodwill

(1)    Goodwill as of December 31, 2019 and 2018 are as follows:

(In millions of won)
		December 31, 2019	December 31, 2018
Goodwill related to acquisition of Shinsegi Telecom, Inc.	 ~~W~~ 	1,306,236	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		358,443	358,443
Goodwill related to acquisition of Life & Security Holdings Co., Ltd.		1,155,037	1,155,037
Other goodwill		129,814	118,847
	 ~~W~~ 	2,949,530	2,938,563

(2)    Details of the impairment testing of Goodwill as of December 31, 2019 is as follows:

Goodwill is allocated to the following CGUs for the purpose of impairment testing.

-          goodwill related to Shinsegi Telecom, Inc.(*1): Cellular services;

-          goodwill related to SK Broadband Co., Ltd.(*2): Fixed-line telecommunication services;

-          goodwill related to Life & Security Holdings Co., Ltd.(*3): Security services; and

-          other goodwill: e-commerce, Security services, and other.

(*1) Goodwill related to acquisition of Shinsegi Telecom, Inc.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 4.9% (6.1% in prior year) to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of (-)0.6% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Group’s long-term wireless telecommunication business growth rate. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

(*2) Goodwill related to acquisition of SK Broadband Co., Ltd.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 5.0% (6.2% in prior year) to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 1.0% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Group’s long-term wireless telecommunication business growth rate. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

247

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

15.               Goodwill, Continued

(*3) Goodwill related to acquisition of Life & Security Holdings Co., Ltd.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 7.29% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 1.0% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Group’s long-term security  business growth rate.

The recoverable amount of the CGU exceeded the carrying amount by ~~W~~11,276 million. The management of the Group confirmed that the carrying amount of the CGU will exceed the recoverable amount due to reasonably possible changes in two significant assumptions used to estimate the recoverable amount. When the two significant assumptions change as below, the estimated recoverable amount of the CGU will be the same amount as the carrying amount of the CGU.

2019
Annual discount rate	7.31%
Annual growth rate applied for the cash flows expected to be incurred after five years	0.97%

(3)    Details of the changes in goodwill for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
		2019	2018
Beginning balance	 ~~W~~ 	2,938,563	1,915,017
Acquisition		30,962	1,206,702
Disposal		-	(807)
Impairment loss (*1,2)		(21,065)	(166,838)
Other		1,070	(15,511)
	 ~~W~~ 	2,949,530	2,938,563

(*1) Goodwill related to LIFE DESIGN COMPANY Inc. of DREAMUS COMPANY.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 10.1% to the estimated future cash flows based on financial budgets for the next five years. The cash flows expected to occur in the period exceeding five years were assumed to increase by 0% which is expected to be less than the long-term growth rate of Celebrity MD business. As a result of the impairment test, the carrying value of the CGU exceeds the recoverable amount, thus the Group recognized ~~W~~20,594 million of impairment loss.

(*2) Goodwill related to Syrup AD of Incross Co., Ltd.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 13.6% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 0% was applied for the cash flows expected to be incurred after five years. . As a result of the impairment test, the carrying value of the CGU exceeds the recoverable amount, thus the Group recognized ~~W~~471 million of impairment loss.

As of December 31, 2019 and 2018, accumulated impairment losses are ~~W~~238,612 million and ~~W~~217,548 million, respectively.

248

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Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

16 .               Intangible Assets

(1)    Intangible assets as of December 31, 2019 and 2018 are as follows:

(In millions of won)		December 31, 2019
		Acquisition cost	Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights	 ~~W~~ 	6,210,882	(3,563,381)	-	2,647,501
Land usage rights		53,265	(45,916)	-	7,349
Industrial rights		110,380	(43,522)	(34)	66,824
Development costs		63,840	(50,127)	(2,567)	11,146
Facility usage rights		157,664	(131,832)	-	25,832
Customer relations		607,435	(16,064)	-	591,371
Club memberships(*1)		112,571	-	(32,161)	80,410
Brands(*1)		374,096	-	-	374,096
Other(*2)		4,397,319	(3,313,263)	(22,493)	1,061,563
	 ~~W~~ 	12,087,452	(7,164,106)	(57,254)	4,866,092

(In millions of won)		December 31, 2018
		Acquisition cost	Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights	 ~~W~~ 	6,210,882	(3,070,904)	-	3,139,978
Land usage rights		65,974	(55,463)	-	10,511
Industrial rights		163,983	(50,640)	(29,716)	83,627
Development costs		54,941	(44,304)	(1,647)	8,990
Facility usage rights		155,470	(124,443)	-	31,027
Customer relations		643,421	(18,330)	-	625,091
Club memberships(*1)		114,650	-	(34,175)	80,475
Brands(*1)		374,096	-	-	374,096
Other(*2)		4,256,377	(3,058,022)	(38,640)	1,159,715
	 ~~W~~ 	12,039,794	(6,422,106)	(104,178)	5,513,510

(*1) Club memberships and Brands are classified as intangible assets with indefinite useful life and are not amortized.

(*2) Other intangible assets primarily consist of computer software and usage rights and others.

249

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Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

16 .               Intangible Assets, Continued

(2)    Details of the changes in intangible assets for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
		2019
		Beginning balance	Impact of adopting K-IFRS No. 1116	Acquisition	Disposal	Transfer	Depreciation	Impairment (*1)	Business Combina- Tion(*2)	Disposal of subsidiaries	Ending balance
Frequency usage rights	 ~~W~~ 	3,139,978	-	-	-	-	(492,477)	-	-	-	2,647,501
Land usage rights		10,511	-	2,017	(442)	-	(4,737)	-	-	-	7,349
Industrial rights		83,627	-	1,409	(1,540)	2,491	(4,696)	-	158	(14,625)	66,824
Development costs		8,990	-	2,218	-	1,468	(5,359)	(961)	4,790	-	11,146
Facility usage rights		31,027	-	2,093	(25)	236	(7,499)	-	-	-	25,832
Customer relations		625,091	-	250	(367)	304	(33,907)	-	-	-	591,371
Club memberships		80,475	-	2,437	(1,574)	(1,200)	-	(916)	1,188	-	80,410
Brands		374,096	-	-	-	-	-	-	-	-	374,096
Other		1,159,715	(2,274)	134,911	(5,154)	209,322	(417,571)	(7,517)	1,100	(10,969)	1,061,563
	 ~~W~~ 	5,513,510	(2,274)	145,335	(9,102)	212,621	(966,246)	(9,394)	7,236	(25,594)	4,866,092

(*1)  The Group recognized the difference between recoverable amount and the carrying amount of intangible assets amounting to ~~W~~9,394 million as impairment loss for the year ended December 31, 2019.

(*2)  Includes assets from the Parent Company’s acquisitions of FSK L&S Co., Ltd. and Incross Co., Ltd.

(In millions of won)
		2018
		Beginning balance	Acquisition	Disposal	Transfer	Amortiza-tion	Impairment (*1)	Business combinations (*2)	Ending balance
Frequency usage rights	 ~~W~~ 	2,176,940	1,366,926	-	-	(403,888)	-	-	3,139,978
Land usage rights		15,750	2,918	(1,142)	406	(7,421)	-	-	10,511
Industrial rights		111,347	6,694	(1,598)	5,254	(7,418)	(30,748)	96	83,627
Development costs		4,103	4,250	-	(6)	(1,866)	(118)	2,627	8,990
Facility usage rights		36,451	2,223	(39)	101	(7,709)	-	-	31,027
Customer relations		4,035	213	-	149	(9,541)	-	630,235	625,091
Club memberships		73,614	6,719	(2,950)	(7)	-	(173)	3,272	80,475
Brands		374,096	-	-	-	-	-	-	374,096
Other		790,629	126,164	(9,181)	277,504	(395,072)	(29,242)	398,913	1,159,715
	 ~~W~~ 	3,586,965	1,516,107	(14,910)	283,401	(832,915)	(60,281)	1,035,143	5,513,510

(*1)  The Group recognized the difference between recoverable amount and the carrying amount of intangible assets amounting to ~~W~~60,281 million as impairment loss for the year ended December 31, 2018.

(*2)  Includes assets from the Parent Company’s acquisitions of id Quantique SA, Life & Security Holdings Co., Ltd. and SK Infosec Co., Ltd. and ~~W~~374,096 million of brand determined to have indefinite useful lives acquired from the acquisition of Life & Security Holdings is included in other.

250

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

16 .               Intangible Assets, Continued

(3)    Research and development expenditures recognized as expense for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
		2019	2018
Research and development costs expensed as incurred	 ~~W~~ 	391,327	387,675

(4)    Details of frequency usage rights as of December 31, 2018 are as follows:

(In millions of won)
		Amount	Description	Commencement of amortization	Completion of amortization
800MHz license	 ~~W~~ 	60,816	CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		251,240	LTE service	Sept. 2013	Dec. 2021
2.6GHz license		849,930	LTE service	Sept. 2016	Dec. 2026
2.1GHz license		208,918	W-CDMA and LTE service	Dec. 2016	Dec. 2021
3.5GHz license(*)		1,073,914	5G service	Apr. 2019	Nov. 2028
28GHz license(*)		202,683	5G service	-	Nov. 2023
	 ~~W~~ 	2,647,501

(*) The Group participated in the frequency license allocation auction hosted by Ministry of Science and Information and Communication Technology(ICT) and was assigned the 3.5GHz and 28GHz bands of frequency licenses during the year ended December 31, 2018. The considerations payable for the bands of frequency are ~~W~~1,218,500 million and ~~W~~207,300 million, respectively. These bands of frequency were assigned in December 2018 and the annual payments in installment of the remaining balances will be made for the next ten and five years, respectively. The Group recognized these frequency licenses as intangible assets at the date of initial lump sum payment and began amortization for 3.5GHz license in April 2019. The amortization for 28GHz license will be begun when it is in the condition necessary for it to be capable of operating in the manner intended by management.

17.               Borrowings and Debentures

(1)    Short-term borrowings as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)		December 31, 2019	December 31, 2018
Short-term borrowings	Shinhan Bank	3.19	 ~~W~~ 	30,000	30,000
	Shinhan Bank	2.27		30,000	30,000
	Shinhan Bank(*1)	6M financial bonds + 1.60		15,000	15,000
	KEB Hana Bank(*2)	3M CD + 1.75		5,000	5,000
	Woori Bank	7.50		603 (VND12,068,234)	-
			 ~~W~~ 	20,603	80,000

251

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Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

17.                Borrowings and Debentures, Continued

(1)       Short-term borrowings as of December 31, 2019 and 2018 are as follows, Continued:

(*1)     As of December 31, 2019, 6M financial bonds rate is 1.52%.

(*2)     As of December 31, 2019, 3M CD rate is 1.53%.

(2)       Long-term borrowings as of December 31, 2019 and 2018 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity		December 31, 2019	December 31, 2018
KEB Hana Bank(*1)	3.51	Feb. 28, 2019		-	40,000
Korea Development Bank	3M CD + 0.60	Jul. 30, 2019		-	9,750
Korea Development Bank	3M CD + 0.60	Jul. 30, 2019		-	2,500
Korea Development Bank(*2)	3M CD + 0.61	Dec. 20, 2021		24,500	36,750
Korea Development Bank(*3)	3M CD + 0.71	Dec. 21, 2022		37,500	50,000
Credit Agricole CIB(*4)	3M CD + 0.82	Dec. 14, 2023		50,000	50,000
Shinhan Bank and others	4.21	Sept. 30, 2023		1,750,000	1,750,000
Shinhan Bank and others	7.20	Sept. 30, 2023		150,000	150,000
Export Kreditnamnden(*5)	1.70	Apr. 29, 2022		33,266 (USD 28,732)	45,007 (USD 40,253)
Sub-total				2,045,266	2,134,007
Less present value discount				(22,729)	(29,011)
				2,022,537	2,104,996
Less current installments				(50,388)	(89,631)
			 ~~W~~ 	1,972,149	2,015,365

(*1) The long-term borrowings were repaid before maturity during the year ended December 31, 2019.

(*2) The long-term borrowings are to be repaid by installments on an annual basis from 2017 to 2021.

(*3) The long-term borrowings are to be repaid by installments on an annual basis from 2018 to 2022.

(*4) The long-term borrowings are to be repaid by installments on an annual basis from 2019 to 2023.

(*5) The long-term borrowings are to be repaid by installments on an annual basis from 2014 to 2022.

252

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Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

17 .      Borrowings and Debentures, Continued

(3)  Debentures as of December 31, 2019 and 2018 are as follows:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2019		December 31, 2018
Unsecured corporate bonds	Other fund	2021	4.22	 ~~W~~ 	190,000	190,000
Unsecured corporate bonds	Operating and refinancing fund	2019	3.24		-	170,000
Unsecured corporate bonds		2022	3.30		140,000	140,000
Unsecured corporate bonds		2032	3.45		90,000	90,000
Unsecured corporate bonds	Operating fund	2023	3.03		230,000	230,000
Unsecured corporate bonds		2033	3.22		130,000	130,000
Unsecured corporate bonds		2019	3.30		-	50,000
Unsecured corporate bonds		2024	3.64		150,000	150,000
Unsecured corporate bonds(*1)		2029	4.72		-	61,813
Unsecured corporate bonds	Refinancing fund	2019	2.53		-	160,000
Unsecured corporate bonds		2021	2.66		150,000	150,000
Unsecured corporate bonds		2024	2.82		190,000	190,000
Unsecured corporate bonds	Operating and refinancing fund	2022	2.40		100,000	100,000
Unsecured corporate bonds		2025	2.49		150,000	150,000
Unsecured corporate bonds		2030	2.61		50,000	50,000
Unsecured corporate bonds	Operating fund	2025	2.66		70,000	70,000
Unsecured corporate bonds		2030	2.82		90,000	90,000
Unsecured corporate bonds	Operating and refinancing fund	2025	2.55		100,000	100,000
Unsecured corporate bonds		2035	2.75		70,000	70,000
Unsecured corporate bonds	Operating fund	2019	1.65		-	70,000
Unsecured corporate bonds		2021	1.80		100,000	100,000
Unsecured corporate bonds		2026	2.08		90,000	90,000
Unsecured corporate bonds		2036	2.24		80,000	80,000
Unsecured corporate bonds		2019	1.62		-	50,000
Unsecured corporate bonds		2021	1.71		50,000	50,000
Unsecured corporate bonds		2026	1.97		120,000	120,000
Unsecured corporate bonds		2031	2.17		50,000	50,000
Unsecured corporate bonds	Refinancing fund	2020	1.93		60,000	60,000
Unsecured corporate bonds		2022	2.17		120,000	120,000
Unsecured corporate bonds		2027	2.55		100,000	100,000
Unsecured corporate bonds	Operating and refinancing fund	2032	2.65		90,000	90,000
Unsecured corporate bonds	Refinancing fund	2020	2.39		100,000	100,000
Unsecured corporate bonds	Operating and refinancing fund	2022	2.63		80,000	80,000
Unsecured corporate bonds	Refinancing fund	2027	2.84		100,000	100,000
Unsecured corporate bonds		2021	2.57		110,000	110,000
Unsecured corporate bonds		2023	2.81		100,000	100,000
Unsecured corporate bonds		2028	3.00		200,000	200,000
Unsecured corporate bonds		2038	3.02		90,000	90,000
Unsecured corporate bonds	Operating and refinancing fund	2021	2.10		100,000	100,000
Unsecured corporate bonds		2023	2.33		150,000	150,000
Unsecured corporate bonds		2038	2.44		50,000	50,000
Unsecured corporate bonds	Operating fund	2022	2.03		180,000	-
Unsecured corporate bonds		2024	2.09		120,000	-
Unsecured corporate bonds		2029	2.19		50,000	-

253

SK TELECOM CO., LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

1 7.      Borrowings and Debentures, Continued

(3)  Debentures as of December 31, 2019 and 2018 are as follows, Continued:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2019		December 31, 2018
Unsecured corporate bonds	Operating fund	2039	2.23		50,000	-
Unsecured corporate bonds	Operating and refinancing fund	2022	1.40		120,000	-
Unsecured corporate bonds		2024	1.49		60,000	-
Unsecured corporate bonds		2029	1.50		120,000	-
Unsecured corporate bonds		2039	1.52		50,000	-
Unsecured corporate bonds		2049	1.56		50,000	-
Unsecured corporate bonds	Operating fund	2022	1.69		230,000	-
Unsecured corporate bonds		2024	1.76		70,000	-
Unsecured corporate bonds		2029	1.79		40,000	-
Unsecured corporate bonds		2039	1.81		60,000	-
Unsecured corporate bonds(*2)	Operating fund	2019	3.49		-	210,000
Unsecured corporate bonds(*2)		2019	2.76		-	130,000
Unsecured corporate bonds(*2)		2020	2.49		160,000	160,000
Unsecured corporate bonds(*2)		2020	2.43		140,000	140,000
Unsecured corporate bonds(*2)		2020	2.18		130,000	130,000
Unsecured corporate bonds(*2)		2019	1.58		-	50,000
Unsecured corporate bonds(*2)	Operating and refinancing fund	2021	1.77		120,000	120,000
Unsecured corporate bonds(*2)	Operating fund	2022	2.26		150,000	150,000
Unsecured corporate bonds(*2)	Refinancing fund	2020	2.34		30,000	30,000
Unsecured corporate bonds(*2)	Operating and refinancing fund	2022	2.70		140,000	140,000
Unsecured corporate bonds(*2)		2021	2.59		70,000	70,000
Unsecured corporate bonds(*2)		2023	2.93		80,000	80,000
Unsecured corporate bonds(*2)	Refinancing fund	2022	2.00		50,000	-
Unsecured corporate bonds(*2)		2024	2.09		160,000	-
Unsecured corporate bonds(*2)	Operating and refinancing fund	2022	1.71		80,000	-
Unsecured corporate bonds(*2)		2024	1.71		100,000	-
Unsecured corporate bonds(*2)		2026	1.86		50,000	-
Convertible bonds(*3)	Operating fund	2019	1.00		-	5,479
Private placement corporate bonds	Operating fund	2023	-		6,292	-
Private placement corporate bonds	Operating fund	2023	-		6,222	-
Unsecured global bonds	Operating fund	2027	6.63		463,120 (USD 400,000)	447,240 (USD 400,000)
Unsecured global bonds		2023	3.75		578,900 (USD 500,000)	559,050 (USD 500,000)
Unsecured global bonds(*2)	Refinancing fund	2023	3.38		347,340 (USD 300,000)	335,430 (USD 300,000)
Floating rate notes(*4)	Operating fund	2020	LIBOR rate 3M + 0.88		347,340 (USD 300,000)	335,430 (USD 300,000)
Sub-total					8,249,214	7,494,442
Less discounts on bonds					(28,381)	(27,590)
					8,220,833	7,466,852
Less current installments of bonds					(966,939)	(894,641)
				 ~~W~~ 	7,253,894	6,572,211

254

SK TELECOM CO., LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

17.      Borrowings and Debentures, Continued

(3)      Debentures as of December 31, 2019 and 2018 are as follows, Continued:

(*1)   The debenture was repaid before maturity during the year ended December 31, 2019.

(*2)   Unsecured corporate bonds were issued by SK Broadband Co., Ltd.

.

(*3)   Convertible bonds were issued by DREAMUS COMPANY(formerly, IRIVER LIMITED.)

(*4)   As of December 31, 2019, 3M LIBOR rate is 1.9%.

1 8.      Long-term Payables - other

(1)     Long-term payables – other as of December 31, 2019 and 2018 are as follows:

(In millions of won)
		December 31, 2019	December 31, 2018
Payables related to acquisition of frequency usage rights	 ~~W~~ 	1,544,699	1,939,082
Other(*)		5,468	29,702
	 ~~W~~ 	1,550,167	1,968,784

(*) Other includes other long-term employee compensation liabilities.

(2)     As of December 31, 2019 and 2018, details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (See Note 16):

(In millions of won)
		December 31, 2019	December 31, 2018
Long-term payables - other	 ~~W~~ 	2,051,389	2,476,738
Present value discount on long-term payables – other		(82,851)	(113,772)
Current installments of long-term payables – other		(423,839)	(423,884)
Carrying amount at December 31	 ~~W~~ 	1,544,699	1,939,082

(3)  The principal amount of the long-term payables – other repaid during the year ended December 31, 2019 is ~~W~~425,349 million. The repayment schedule of the principal amount of long-term payables – other related to acquisition of frequency usage rights as of December 31, 2019 is as follows:

(In millions of won)
		Amount
Less than 1 year	 ~~W~~ 	425,349
1~3 years		647,589
3~5 years		413,385
More than 5 years		565,066
	 ~~W~~ 	2,051,389

255

SK TELECOM CO., LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

1 9.       Provisions

Changes in provisions for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
			2019						As of December 31, 2019
		Beginning balance	Increase	Utilization	Reversal	Other	Business Combination	Ending balance	Current	Non-current
Provision for restoration	 ~~W~~ 	77,741	7,811	(3,409)	(1,711)	115	40	80,587	51,517	29,070
Emission allowance		2,238	5,036	(1,085)	(932)	-	-	5,257	5,257	-
Other provisions (*)		107,229	7,610	(45,261)	(163)	(12,030)	-	57,385	32,672	24,713
	 ~~W~~ 	187,208	20,457	(49,755)	(2,806)	(11,915)	40	143,229	89,446	53,783

(*) ~~W~~32,104 million of current provisions and ~~W~~18,018 million of non-current provisions are included in the other provisions relating to SK Planet Co., Ltd.’s onerous contracts. (See note 38)

(In millions of won)
			2018							As of December 31, 2018
		Beginning balance	Impact of adopting K-IFRS No. 1115	Increase	Utilization	Reversal	Other	Business Combination	Ending balance	Current	Non-current
Provision for installment of handset subsidy	 ~~W~~ 	3,874	-	-	(1,075)	(2,799)	-	-	-	-	-
Provision for restoration		73,267	-	6,684	(1,788)	(765)	2	341	77,741	47,293	30,448
Emission allowance		4,650	-	2,228	(1,334)	(3,306)	-	-	2,238	2,238	-
Other provisions (*)		2,935	(215)	110,628	(15,176)	(272)	-	9,329	107,229	38,462	68,767
	 ~~W~~ 	84,726	(215)	119,540	(19,373)	(7,142)	2	9,670	187,208	87,993	99,215

(*) ~~W~~36,844 million of current provisions and ~~W~~57,310 million of non-current provisions are included in the other provisions relating to SK Planet Co., Ltd.’s onerous contracts.

256

SK TELECOM CO., LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

20 .       Defined Benefit Liabilities (Assets)

(1)       Details of defined benefit liabilities (assets) as of December 31, 2019 and 2018 are as follows:

(In millions of won)
		December 31, 2019	December 31, 2018
Present value of defined benefit obligations	 ~~W~~ 	1,136,787	926,302
Fair value of plan assets		(965,654)	(816,699)
Defined benefit assets(*)		(1,125)	(31,926)
Defined benefit liabilities		172,258	141,529

(*) Since the Group entities neither have legally enforceable right nor intention to settle the defined benefit obligations of Group entities with defined benefit assets of other Group entities, defined benefit assets of Group entities have been separately presented from defined benefit liabilities.

(2)       Principal actuarial assumptions as of December 31, 2019 and 2018 are as follows:

	December 31, 2019	December 31, 2018
Discount rate for defined benefit obligations	1.77 ~ 3.04%	2.24~3.07%
Expected rate of salary increase	1.53 ~ 6.00%	3.42~5.61%

Discount rate for defined benefit obligation is determined based on market yields of high-quality corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Group’s historical promotion index, inflation rate and salary increase ratio.

(3)        Changes in defined benefit obligations for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)		For the year ended December 31
		2019	2018
Beginning balance	 ~~W~~ 	926,302	679,625
Current service cost		171,197	143,725
Interest cost		23,685	23,131
Remeasurement - Demographic assumption		19,344	(1,929)
- Financial assumption		56,265	30,519
- Adjustment based on experience		14,363	16,085
Benefit paid		(84,098)	(63,957)
Business combinations		3,653	104,251
Others(*)		6,076	(5,148)
Ending balance	 ~~W~~ 	1,136,787	926,302

(*) Others include changes of liabilities due to employee’s transfers among affiliates for the years ended December 31, 2019 and 2018.

257

SK TELECOM CO., LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

20 .      Defined Benefit Liabilities (Assets), Continued

(4)      Changes in plan assets for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)		For the year ended December 31
		2019	2018
Beginning balance	 ~~W~~ 	816,699	663,617
Interest income		19,717	19,134
Remeasurement		(5,366)	(7,659)
Contributions		204,186	166,624
Benefit paid		(73,396)	(43,549)
Business combinations		3,207	21,417
Others		607	(2,885)
Ending balance	 ~~W~~ 	965,654	816,699

The Group expects to contribute ~~W~~180,461 million to the defined benefit plans in 2020.

(5)       Total cost of benefit plan, which is recognized in profit and loss (included in labor in the statement of income) and capitalized into construction-in-progress, for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)		For the year ended December 31
		2019	2018
Current service cost	 ~~W~~ 	171,197	143,725
Net interest cost		3,968	3,997
	 ~~W~~ 	175,165	147,722

Costs related to the defined benefit expect for the amounts transferred to construction in progress are included labor expenses and Research and development expenses.

(6)       Details of plan assets as of December 31, 2019 and 2018 are as follows:

(In millions of won)
		December 31, 2019	December 31, 2018
Equity instruments	 ~~W~~ 	29,489	60,828
Debt instruments		207,504	144,272
Short-term financial instruments, etc.		728,661	611,599
	 ~~W~~ 	965,654	816,699

(7)        As of December 31, 2019, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)
		0.5% Increase	0.5% Decrease
Discount rate	 ~~W~~ 	(47,013)	54,248
Expected salary increase rate		53,864	(47,325)

The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

A weighted average duration of defined benefit obligations as of December 31, 2019 is 9.52 years.

258

SK TELECOM CO., LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

2 1.      Derivative Instruments

(1)      Currency and interest rate swap contracts under cash flow hedge accounting as of December 31, 2019 are as follows:

(In millions of won and thousands of U.S. dollars)
Borrowing date	Hedging Instrument (Hedged item)	Hedged risk	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Morgan Stanley and five other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and interest rate risk	DBS bank	Mar. 7, 2013 ~ Mar. 7, 2020
Dec. 16, 2013	Fixed-to-fixed cross currency (U.S. dollar borrowing amounting to USD 28,732)	Foreign currency risk	Deutsche bank	Dec.16, 2013 ~ Apr. 29, 2022
Apr. 16, 2018	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 500,000)	Foreign currency risk	The Export-Import Bank of Korea and four other banks	Apr. 16, 2018~ Apr. 16, 2023
Aug. 13, 2018	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk	Citibank	Aug. 13, 2018~ Aug. 13, 2023
Dec. 20, 2016	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 24,500)	Interest rate risk	Korea Development Bank	Dec. 20, 2016~ Dec. 20, 2021
Dec. 21, 2017	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 37,500)	Interest rate risk	Korea Development Bank	Dec. 21, 2017~ Dec. 21, 2022
Dec. 19, 2018	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 50,000)	Interest rate risk	Credit Agricole CIB	Mar.19, 2019~ Dec.14, 2023

259

SK TELECOM CO., LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

2 1.     Derivative Instruments, Continued

(2)   SK Broadband Co., Ltd., a subsidiary of the Parent Company, entered into a leasing contract with GL Gasan Metro Co., Ltd., which develops and leases real estate, for the building and operations of Internet Data Center in 2017. With respect to financing the development of the property, GL Gasan Metro Co., Ltd. has issued subordinated bonds to IGIS Professional Investment Type Private Real Estate Investment Trust No. 156, which financed the purchase of bonds by issuing beneficiary certificates to Sbsen Co., Ltd. and Msgadi Co., Ltd. In connection with these arrangements, SK Broadband Co., Ltd., Sbsen Co., Ltd. and Msgadi Co., Ltd. entered into a Total Return Swap (TRS) contract amounting to ~~W~~70,000 million with beneficiary certificates as underlying assets during the previous year and an additional ~~W~~200,000 million Total Return Swap (TRS) contract during the year ended December 31, 2018. These two contracts expire in November 2022. SK Broadband Co., Ltd. has an obligation to guarantee fixed rate of returns to Sbsen Co., Ltd. and Msgadi Co., Ltd.

Also in 2019, SK Broadband Co., Ltd. entered into leasing contract with Hana Professional Alternative Investment Type Private Real Estate Investment Trust No. 62 which develops and leases real estate, for developing the Internet Data Center. With respect to financing the development of the property, Hana Professional Alternative Investment Type Private Real Estate Investment Trust No. 62 financed the purchase of bonds by issuing beneficiary certificates to Sgumi Co., Ltd. and Sori Co., Ltd.

(3)   As of December 31, 2019, details of fair values of the above derivatives recorded in assets or liabilities are as follows:

(In millions of won and thousands of U.S. dollars)
Hedging instrument (Hedged item)		Cash flow hedge	Held for trading		Fair value
Current assets:
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	 ~~W~~ 	25,263	-		25,263
Non-current assets:
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	 ~~W~~ 	43,851	-		43,851
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 500,000)		55,350	-		55,350
Floating-to-fixed interest rate swap (U.S dollar borrowing amounting to KRW 28,732)		797	-		797
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)		18,635	-		18,635
Settlement contract:
Others		-	6,074		6,074
				 ~~W~~ 	150,960
Non-current liabilities:
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 24,500)	 ~~W~~ 	(85)	-		(85)
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 37,500)		(424)	-		(424)
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW50,000) to KRW 30,000)		(534)	-		(534)
				 ~~W~~ 	(1,043)

260

SK TELECOM CO., LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

 22.      Share Capital and Capital Surplus and Others

The Parent Company’s outstanding share capital consists entirely of common shares with a par value of ~~W~~500. The number of authorized, issued and outstanding common shares and the details of capital surplus and others as of December 31, 2019 and 2018 are as follows:

(In millions of won, except for share data)
		December 31, 2019	December 31, 2018
Number of authorized shares		220,000,000	220,000,000
Number of issued shares(*1)		80,745,711	80,745,711
Share capital:
Common share	 ~~W~~ 	44,639	44,639
Capital surplus and others:
Paid-in surplus		2,915,887	2,915,887
Treasury shares(Note 24)		(1,696,997)	(1,979,475)
Hybrid bonds(Note 25)		398,759	398,759
Share option(Note 26)		1,302	1,007
Others(*2)		(612,470)	(681,094)
	 ~~W~~ 	1,006,481	655,084

(*1) In 2002 and 2003, the Parent Company retired treasury shares with reduction of retained earnings before appropriation. As a result, the Parent Company’s outstanding shares have decreased without change in share capital.

(*2) Others primarily consist of the excess of the consideration paid by the Group over the carrying values of net assets acquired from entities under common control.

There were no changes in share capital during the years ended December 31, 2019 and 2018 and details of shares outstanding as of December 31, 2019 and 2018 are as follows:

(In shares)	2019			2018
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	80,745,711	7,609,263	73,136,448	80,745,711	8,875,883	71,869,828

261

SK TELECOM CO., LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

23.      Treasury Shares

The Parent Company acquired treasury shares to provide share dividends, merge with Shinsegi Telecom, Inc. and SK IMT Co, Ltd., increase shareholder value and stabilize its share prices.

Treasury shares as of December 31, 2019 and 2018 are as follows:

(In millions of won, except for share data)
		December 31, 2019	December 31, 2018
Number of shares(*)		7,609,263	8,875,883
Acquisition cost	 ~~W~~ 	1,696,997	1,979,475

(*) The Parent Company disposed 1,266,620 of its treasury shares to Kakao Co., Ltd. in exchange for ~~W~~302,321 million in cash during the year ended December 31, 2019 in order to solidify the future ICT business cooperation. (See Note 9) The number of treasury shares have decreased by 1,260,668 due to the comprehensive stock exchange transaction with SK Holdings Co., Ltd. in 2018. (See Note 11)

2 4.      Hybrid Bonds

Hybrid bonds classified as equity as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	Type	Issuance date	Maturity(*1)	Annual interest rate(%)(*2)		December 31, 2019	December 31, 2018
Series 2-1 hybrid bonds	Unsecured subordinated bearer bond	June 7, 2018	June 7, 2078	3.70	 ~~W~~ 	300,000	300,000
Series 2-2 hybrid bonds	Unsecured subordinated bearer bond	June 7, 2018	June 7, 2078	3.65		100,000	100,000
Issuance costs						(1,241)	(1,241)
					 ~~W~~ 	398,759	398,759

Hybrid bonds issued by the Parent Company are classified as equity as there is no contractual obligation for delivery of financial assets to the bond holders. These are subordinated bonds which rank before common shares in the event of a liquidation or reorganization of the Parent Company.

(*1) The Parent Company has a right to extend the maturity without any notice or announcement.

(*2) Annual interest rate is determined as yield rate of 5 year national bond plus premium. According to the step-up clause, additional premium of 0.25% and 0.75%, respectively, after 10 years and 25 years from the issuance date are applied.

262

SK TELECOM CO., LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

25.      Share option

(1) The terms and conditions related to the grants of the share options under the share option program are as follows:

	Parent Company
	Series
	1-1	1-2	1-3	2	3(*)	4
Grant date	March 24, 2017			February 20, 2018	February 22, 2019	March 26, 2019
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares				Reissue of treasury shares, cash settelement
Number of shares (in shares)	22,168	22,168	22,168	1,358	5,477	1,734
Exercise price (in won)	246,750	266,490	287,810	254,120	265,260	254,310
Exercise period	Mar. 25,2019 ~ Mar. 24,2022	Mar. 25, 2020 ~ Mar. 24, 2023	Mar. 25, 2021 ~ Mar. 24, 2024	Feb. 21, 2020 ~ Feb. 20, 2023	Feb. 23, 2021 ~ Feb. 22, 2024	Mar. 27, 2021 ~ Mar. 26, 2024
Vesting conditions	2 years' service from the grant date	3 years' service from the grant date	4 years' service from the grant date	2 years' service from the grant date	2 years' service from the grant date	2 years' service from the grant date

(*) Parts of the grant that have not met the vesting conditions have been forfeited during the year ended December 31, 2019.

	One Store Co., Ltd.	DREAMUS COMPANY(Formerly, IRIVER LIMITED)
		1-1	1-2	1-3
Grant date	April 27, 2018	March 28, 2019	March 28, 2019	March 28, 2019
Types of shares to be issued	Common shares of One Store Co., Ltd.	Common shares of DREAMUS COMPANY (Formerly, IRIVER LIMITED)
Grant method	Issuance of new shares	Issuance of new shares, reissue of treasury shares, cash settelement
Number of shares (in shares)(*)	997,750	400,014	400,005	399,981
Exercise price (in won)	5,390	9,160	9,160	9,160
Exercise period	Apr. 28, 2020~ Apr. 27, 2024	Mar. 29, 2021 ~ Mar. 28, 2024	Mar. 29, 2022 ~ Mar. 28, 2025	Mar. 29, 2023 ~ Mar. 28, 2026
Vesting conditions	2 years' service from the grant date	(a) 2 years' service from the grant date (b) Average stock price for the exercise period is more than 150% of the exercise price	(a) 3 years' service from the grant date (b) Average stock price for the exercise period is more than 150% of the exercise price	(a) 4 years' service from the grant date (b) Average stock price for the exercise period is more than 150% of the exercise price

263

SK TELECOM CO., LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

25.      Share option, Continued

(1) The terms and conditions related to the grants of the share options under the share option program are as follows, Continued:

	Incross Co., Ltd.
	3	4	5	6	7
Grant date	March 30, 2016	March 7, 2017	March 7, 2018	March 7, 2019	October 15, 2019
Types of shares to be issued	Common shares of Incross Co., Ltd.
Grant method	Issuance of new shares, reissue of treasury shares
Number of shares (in shares)	19,750	29,625	9,900	6,600	59,225
Exercise price (in won)	10,571	17,485	25,861	16,895	22,073
Exercise period	Mar. 31, 2019~ Mar. 30, 2022	Mar. 8, 2020 ~ Mar. 6, 2023	Mar. 8, 2021 ~ Mar. 6, 2024	Mar. 8, 2022 ~ Mar. 6, 2025	Oct. 15, 2022 ~ Oct. 14, 2025
Vesting conditions	3 years' service from the grant date	3 years' service from the grant date	3 years' service from the grant date	3 years' service from the grant date	3 years' service from the grant date

	Life & Security Holdings Co., Ltd.				FSK L&S Co., Ltd.
	1-1	1-2	1-3	1-4
Grant date	August 22, 2019				May 31, 2019
Types of shares to be issued	Common shares of the Parent Company				Common shares of the FSK L&S Co., Ltd.
Grant method	cash-settled share appreciation				Issuance of new shares
Number of shares (in shares)	3,506	3,163	6,260	6,245	43,955
Exercise price (in won)	949,940	949,940	1,025,935	1,108,010	10,000
Exercise period	1st excercise : Applied to 50% of the granted shares and exercisible 6 months after the listing of Life & Security Holdings Co., Ltd.				June. 1, 2022 ~ May. 31, 2025
2nd excercise: Applied to 25% of the granted shares and exercisible 12 months after the listing of Life & Security Holdings Co., Ltd.
3rd excercise: Applied to 25% of the granted shares and exercisible 18 months after the listing of Life & Security Holdings Co., Ltd.
Vesting conditions	Service provided until December 31, 2019	Service provided until December 31, 2020	Service provided until December 31, 2021	Service provided until December 31, 2022	3 years' service from the grant date

(*) Parts of the grant of One Store Co., Ltd. and DREAMUS COMPANY(Formerly, IRIVER LIMITED) that have not met the vesting conditions have been forfeited during the years ended December 31, 2019 and 2018.

(2) Share compensation expense recognized during the year ended December 31, 2019 and the remaining share compensation to be recognized in subsequent periods are as follows:

(In millions of won)
		Share compensation expense
During the year ended December 31, 2018	 ~~W~~ 	1,203
During the year ended December 31, 2019		2,073
In subsequent periods		4,498
	 ~~W~~ 	7,774

264

SK TELECOM CO., LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

25.      Share option, Continued

(3)  The Group used binomial option pricing model or Monte-Carlo simulation in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows:

(In won)	Parent Company
	Series
	1-1	1-2	1-3	2	3	4
Risk-free interest rate	1.86%	1.95%	2.07%	2.63%	1.91%	1.78%
Estimated option’s life	5 years	6 years	7 years	5 years	5 years	5 years
Share price (Closing price on the preceding day)	262,500	262,500	262,500	243,500	259,000	253,000
Expected volatility	13.38%	13.38%	13.38%	16.45%	8.30%	7.70%
Expected dividends	3.80%	3.80%	3.80%	3.70%	3.80%	3.90%
Exercise price	246,750	266,490	287,810	254,120	265,260	254,310
Per share fair value of the option	27,015	20,240	15,480	23,988	8,600	8,111

(In won)	One Store Co., Ltd.	DREAMUS COMPANY(Formerly, IRIVER LIMITED)
		1-1	1-2	1-3
Risk-free interest rate	2.61%	1.73%	1.77%	1.82%
Estimated option’s life	6 years	-	-	-
Share price (Closing price on the preceding day)(*)	4,925	8,950	8,950	8,950
Expected volatility	9.40%	32.34%	32.34%	32.34%
Expected dividends	0.00%	0.00%	0.00%	0.00%
Exercise price	5,390	9,160	9,160	9,160
Per share fair value of the option	566	1,976	2,189	2,356

(In won)	Incross Co., Ltd.					FSK L&S Co., Ltd.
	3	4	5	6	7
Risk-free interest rate	2.09%	1.35%	1.50%	1.76%	1.41%	1.64%
Estimated option’s life	6 years	6 years	6 years	6 years	6 years	-
Share price (Closing price on the preceding day)	17,993	43,843	27,300	17,000	22,050	10,455
Expected volatility	20.67%	18.67%	21.28%	25.58%	42.37%	16.20%
Expected dividends	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Exercise price	10,571	17,485	25,861	16,895	22,073	10,000
Per share fair value of the option	1,965	9,423	7,277	4,887	9,209	1,420

(In won)	Life & Security Holdings Co., Ltd.
	1-1, 1-2
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	1.47%	1.47%	1.47%
Estimated option’s life	4 years	4.5 years	5 years
Share price (Closing price on the preceding day)	964,084	964,084	964,084
Expected volatility	25.84%	26.76%	26.79%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	949,940	949,940	949,940
Per share fair value of the option	144,513	145,878	162,219

265

SK TELECOM CO., LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

25.      Share option, Continued

(3)  The Group used binomial option pricing model or Monte-Carlo simulation in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows, Continued:

(In won)	Life & Security Holdings Co., Ltd.
	1-3
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	1.47%	1.47%	1.47%
Estimated option’s life	4 years	4.5 years	5 years
Share price (Closing price on the preceding day)	964,084	964,084	964,084
Expected volatility	25.84%		26.79%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	1,025,935	1,025,935	1,025,935
Per share fair value of the option	123,004	125,792	141,861

(In won)	Life & Security Holdings Co., Ltd.
	1-3
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	1.47%	1.47%	1.47%
Estimated option’s life	4 years	4.5 years	5 years
Share price (Closing price on the preceding day)	964,084	964,084	964,084
Expected volatility	25.84%	26.76%	26.79%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	1,108,010	1,108,010	1,108,010
Per share fair value of the option	101,207	105,797	120,924

As One Store Co., Ltd.,FSK L&S Co., Ltd., and Life & Security Holdings Co., Ltd., the subsidiaries of the Parent Company, are unlisted, the share price is calculated using the discounted cash flow model.

266

SK TELECOM CO., LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

2 6.      Retained Earnings

(1)  Retained earnings as of December 31, 2019 and 2018 are as follows:

(In millions of won)		December 31, 2019	December 31, 2018
Appropriated:
Legal reserve	 ~~W~~ 	22,320	22,320
Reserve for business expansion		11,531,138	10,531,138
Reserve for technology development		4,265,300	3,321,300
		15,818,758	13,874,758
Unappropriated		6,416,527	8,269,783
	 ~~W~~ 	22,235,285	22,144,541

(2)  Legal reserve

The Korean Commercial Act requires the Parent Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

2 7.      Reserves

(1)  Details of reserves, net of taxes, as of December 31, 2019 and 2018 are as follows:

(In millions of won)		December 31, 2019	December 31, 2018
Valuation gain on FVOCI	 ~~W~~ 	(47,086)	(124)
Other comprehensive loss of investments in associates		(278,142)	(334,637)
Valuation loss on derivatives		(920)	(41,601)
Foreign currency translation differences for foreign operations		(3,428)	2,920
	 ~~W~~ 	(329,576)	(373,442)

(2)  Changes in reserves for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)		Valuation gain (loss) on financial assets at FVOCI	Valuation gain (loss) on available-for-sale financial assets	Other compre- hensive loss of investments in associates	Valuation loss on derivatives	Foreign currency translation differences for foreign operations	Total
Balance at December 31, 2017	 ~~W~~ 	-	168,211	(320,060)	(73,828)	(9,050)	(234,727)
Impact of adopting K-IFRS No.1109		99,407	(168,211)	-	-	-	(68,804)
Balance at January 1 ,2018	 ~~W~~ 	99,407	-	(320,060)	(73,828)	(9,050)	(303,531)
Changes, net of taxes	 ~~W~~ 	(99,531)	-	(14,577)	32,227	11,970	(69,911)
Balance at December 31, 2018		(124)	-	(334,637)	(41,601)	2,920	(373,442)
Changes, net of taxes		(46,962)	-	56,495	40,681	(6,348)	43,866
Balance at December 31, 2019	 ~~W~~ 	(47,086)	-	(278,142)	(920)	(3,428)	(329,576)

267

SK TELECOM CO., LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

27.      Reserves, Continued

(3)  Changes in valuation gain on financial assets at FVOCI and available-for-sale financial assets for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)		2019	2018
Balance at January 1	 ~~W~~ 	(124)	99,407
Amount recognized as other comprehensive income during the year, net of taxes		(18,472)	(117,514)
Amount reclassified to retained earnings, net of taxes		(28,490)	17,983
Balance at December 31	 ~~W~~ 	(47,086)	(124)

(4) Changes in valuation loss on derivatives for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)		2019	2018
Balance at January 1	 ~~W~~ 	(41,601)	(73,828)
Amount recognized as other comprehensive loss during the year, net of taxes		34,209	(11,301)
Amount reclassified to profit or loss, net of taxes		6,472	43,528
Balance at December 31	 ~~W~~ 	(920)	(41,601)

268

SK TELECOM CO., LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

2 8.      Redeemable convertible preferred stocks

Eleven street Co., Ltd., a subsidiary of the Parent Company, issued redeemable convertible preferred stocks on September 7, 2018 according to the board of directors’ resolution. The details of the issuance are as follows:

Information of redeemable convertible preferred stocks
Issuer	Eleven Street Co., Ltd.
Number of shares issued	1,863,093
Issue price	~~W~~268,371 per share
Voting rights	1 voting right per 1 share
Dividend rate(*)	6% of the issue price per annum (cumulative, non-participating) The obligatory dividend rate of the Parent Company is 1% of the issue price per annum
Conversion period	From 6 months after the date of issue to 1 business day before the expiration date of the redemption period
Conversion ratio	[Issue price ÷ Conversion price at the date of conversion] per share
Conversion price	~~W~~268,371 per share
Refixing clauses

●  In the case when spin-off, merger, split merger of the company, comprehensive stock exchange or transfer and decrease in capital, (“merger and others”),   conversion price is subject to refixing to guarantee the value that the holder could earn the day right before the circumstances arise.

●  In the case when this preferred share is split or merged, the conversion prices is subject to refixing to correspond with the split or merge ratio.

Redemption period	Two months from September 30, 2023 to December 31, 2047 at the choice of the issuer.
Redemption party	Eleven Street Co., Ltd.
Redemption price	Amounts realizing the internal rate of return to be 3.5% at the date of actual redemption
Claim to the residue	Preferential to the common shares

(*)               The present value of obligatory dividends amounting to ~~W~~18,805 million payable to non-controlling interests based on the shareholders agreement are recognized as financial liabilities as of December 31, 2019.

29.               Other Operating Expenses

Details of other operating expenses for the years ended December 31, 2019 and 2018 are as follows:

269

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)	2019		2018
Other Operating Expenses:
Communication	~~W~~	43,606	35,507
Utilities		320,474	297,049
Taxes and dues		44,761	37,290
Repair		358,758	353,321
Research and development		391,327	387,675
Training		35,004	35,574
Bad debt for accounts receivable - trade		28,841	38,211
Travel		30,746	27,910
Supplies and other		259,065	130,008
	~~W~~	1,512,582	1,342,545

30.               Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)	2019		2018
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	8,942	38,933
Gain on business transfer		69,522	-
Others		24,676	32,320
	~~W~~	103,140	71,253
Other Non-operating Expenses:
Impairment loss on property and equipment and intangible assets	~~W~~	65,935	255,839
Loss on disposal of property and equipment and intangible assets		56,248	87,257
Donations		17,557	59,012
Bad debt for accounts receivable – other		5,802	7,718
Loss on impairment of investment assets		1,670	3,157
Others		65,015	26,179
	~~W~~	212,227	439,162

31.               Finance Income and Costs

(1)               Details of finance income and costs for the years ended December 31, 2019 and 2018 are as follows:

270

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)	2019		2018
Finance Income:
Interest income	~~W~~	63,401	69,936
Gain on sale of accounts receivable - other		15,855	20,023
Dividends		10,011	35,143
Gain on foreign currency transactions		11,798	17,990
Gain on foreign currency translations		4,576	2,776
Gain on disposal of long-term investment securities		2,499	-
Gain on valuation of derivatives		29,277	6,532
Gain on settlement of derivatives		4,504	20,399
Gain relating to financial assets at FVTPL		56	83,636
	~~W~~	141,977	256,435

(In millions of won)	2018		2018
Finance Costs:
Interest expense	~~W~~	397,890	307,319
Loss on sale of accounts receivable - other		5,823	-
Loss on foreign currency transactions		12,660	38,920
Loss on foreign currency translations		4,948	2,397
Loss on settlement of derivatives		641	12,554
Loss relating to financial liabilities at FVTPL		43	1,535
Loss relating to financial assets at FVTPL		7,753	22,507
	~~W~~	429,758	385,232

(2)                Details of interest income included in finance income for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Interest income on cash equivalents and short-term financial instruments	~~W~~	29,854	33,808
Interest income on loans and others		33,547	36,128
	~~W~~	63,401	69,936

(3)                Details of interest expenses included in finance costs for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Interest expense on borrowings	~~W~~	104,991	10,796
Interest expense on debentures		224,765	222,195
Others		68,134	74,328
	~~W~~	397,890	307,319

271

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

31.               Finance Income and Costs, Continued

(4)                Finance income and costs by category of financial instruments for the years ended December 31, 2019 and 2018 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and             receivables are presented and explained separately in notes 7 and 37.

1)                Finance income and costs

(In millions of won)
	2019
	Finance income		Finance costs
Financial Assets:
Financial assets at FVTPL	~~W~~	56,953	13,577
Financial assets at FVOCI		9,924	-
Financial assets at amortized cost		74,941	17,488
		141,818	31,065
Financial Liabilities:
Financial liabilities at FVTPL		56	43
Financial liabilities measured at amortized cost		103	398,009
Derivatives designated as hedging instrument		-	641
		159	398,693
	~~W~~	141,977	429,758

(In millions of won)
	2018
	Finance income		Finance costs
Financial Assets:
Financial assets at FVTPL	~~W~~	134,841	22,507
Financial assets at FVOCI		35,143	-
Financial assets at amortized cost		86,032	20,018
		256,016	42,525
Financial Liabilities:
Financial liabilities at FVTPL		-	1,535
Financial liabilities measured at amortized cost		419	328,618
Derivatives designated as hedging instrument		-	12,554
		419	342,707
	~~W~~	256,435	385,232

272

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

31.               Finance Income and Costs, Continued

(4)                Finance income and costs by category of financial instruments for the years ended December 31, 2019 and 2018 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and             receivables are presented and explained separately in notes 7 and 37, Continued.

2)                Other comprehensive income (loss)

(In millions of won)	2019		2018
Financial Assets:
Financial assets at FVOCI	~~W~~	(17,943)	(130,035)
Derivatives designated as hedging instrument		41,305	17,180
		23,362	(112,855)
Financial Liabilities:
Derivatives designated as hedging instrument		(624)	15,047
	~~W~~	22,738	(97,808)

(5)  Details of impairment losses for financial assets for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)	2019		2018
Accounts receivable - trade		28,841	38,211
Other receivables		5,802	7,718
	~~W~~	34,643	45,929

32.               Income Tax Expense

(1)               Income tax expenses for the years ended December 31, 2019 and 2018 consist of the following:

273

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)	2019		2018
Current tax expense:
Current year	~~W~~	105,859	362,265
Current tax of prior years(*)		(6,963)	(22,575)
		201,817	504,288
Deferred tax expense:
Changes in net deferred tax assets		201,817	504,288
Income tax expense	~~W~~	300,713	843,978

(*)                  Current tax of prior years are mainly composed of the income tax refund due to a change in the interpretation of the tax authority in relation to the income tax previously recognized by the Group.

(2)                  The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2019 and 2018 is attributable to the following:

(In millions of won)	2019		2018
Income taxes at statutory income tax rate	~~W~~	309,368	1,083,029
Non-taxable income		(92,666)	(19,450)
Non-deductible expenses		14,630	26,724
Tax credit and tax reduction		(32,877)	(17,580)
Changes in unrecognized deferred taxes		83,940	(177,902)
Changes in tax rate		4,040	(3,983)
Income tax refund etc.		14,278	(46,860)
Income tax expense	~~W~~	300,713	843,978

(3)                  Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Valuation gain (loss) on financial assets measured at fair value	~~W~~	2,983	41,461
Share of other comprehensive income of associates		2,279	278
Valuation gain (loss) on derivatives		(16,083)	(9,223)
Remeasurement of defined benefit liabilities		22,733	10,843
	~~W~~	11,912	43,359

274

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

32.                  Income Tax Expense, Continued

(4)                  Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)			2019
	Beginning		Changes in Accounting Policies	Deferred tax expense (income)	Directly charged to (credited from) equity	Business combinations	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	~~W~~	102,276	-	(13,698)	-	335	88,913
Accrued interest income		(2,713)	-	691	-	(17)	(2,039)
Financial assets measured at fair value		79,757	-	15,099	2,983	262	98,101
Investments in subsidiaries, associates and joint ventures		(1,580,087)	-	(35,222)	2,279	(18)	(1,613,048)
Property and equipment and intangible assets		(420,061)	-	44,051	-	(3)	(376,013)
Provisions		2,494	-	49	-	-	2,543
Retirement benefit obligation		84,034	-	(6,643)	22,733	70	100,194
Valuation gain on derivatives		31,415	-	2,175	(16,083)	-	17,507
Gain or loss on foreign currency translation		21,948	-	57	-	-	22,005
Leased line		1,788	-	(617)	-	-	1,171
Incremental costs to acquire a contract		(640,840)	-	(188,215)	-	-	(829,055)
Contract assets and liabilities		(26,458)	-	(1,572)	-	-	(28,030)
Plan assets		-	(165,762)	(8,755)	-	-	(174,517)
Lease adjustments		-	168,423	10,930	-	-	179,353
Others		30,763	6,698	17,694	-	6	55,161
		(2,315,684)	9,359	(163,976)	11,912	635	(2,457,754)
Deferred tax assets related to unused tax loss carryforwards and tax credit carryforwards:
Tax loss carryforwards		122,899	-	(31,763)	-	-	91,136
Tax credit		15,458	-	(6,078)	-	-	9,380
		138,357	-	(37,841)	-	-	100,516
	~~W~~	(2,177,327)	9,359	(201,817)	11,912	635	(2,357,238)

275

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

32.                  Income Tax Expense, Continued

(4)                  Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2019 and 2018 are as follows, Continued:

(In millions of won)			2018
	Beginning		Changes in Accounting Policies	Deferred tax expense (income)	Directly charged to (credited from) equity	Business combinations	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	~~W~~	67,002	3,501	26,547	-	5,226	102,276
Accrued interest income		(2,467)	-	(218)	-	(28)	(2,713)
Financial assets measured at fair value		53,781	(282)	(15,203)	41,461	-	79,757
Investments in subsidiaries, associates and joint ventures		(937,629)	-	(642,736)	278	-	(1,580,087)
Property and equipment and intangible assets		(235,343)	-	71,912	-	(256,630)	(420,061)
Provisions		2,312	-	(6)	-	188	2,494
Retirement benefit obligation		38,360	-	12,888	10,843	21,943	84,034
Valuation gain on derivatives		25,956	-	14,682	(9,223)	-	31,415
Gain or loss on foreign currency translation		21,931	-	17	-	-	21,948
Reserve for research and manpower development		(2,387)	-	2,387	-	-	-
Leased line		2,167	-	(379)	-	-	1,788
Incremental costs to acquire a contract		-	(566,633)	(74,207)	-	-	(640,840)
Contract assets and liabilities		-	(37,540)	11,082	-	-	(26,458)
Others		3,339	-	23,006	-	4,418	30,763
		(962,978)	(600,954)	(570,228)	43,359	(224,883)	(2,315,684)
Deferred tax assets related to unused tax loss carryforwards and tax credit carryforwards:
Tax loss carryforwards		72,417	-	50,482	-	-	122,899
Tax credit		-	-	15,458	-	-	15,458
		72,417	-	65,940	-	-	138,357
	~~W~~	(890,561)	(600,954)	(504,288)	43,359	(224,883)	(2,177,327)

276

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

32.                  Income Tax Expense, Continued

(6)              Details of temporary differences, unused tax loss carryforwards and unused tax credits carryforwards which are not recognized as deferred tax assets, in the consolidated statements of financial position as of December 31, 2019 and 2018 are as follows:

(In millions of won)	December 31, 2019		December 31, 2018
Loss allowance	~~W~~	96,006	98,205
Investments in subsidiaries, associates and joint ventures		(128,339)	(233,234)
Other temporary differences		145,692	189,604
Unused tax loss carryforwards		1,023,907	849,850
Unused tax credit carryforwards		1,192	3,705

(6)                The amount of unused tax loss carryforwards and unused tax credit carryforwards which are not recognized as deferred tax assets as of December 31, 2019 are expiring within:

(In millions of won)
	Unused tax loss carryforwards		Unused tax credit carryforwards
Less than 1 year	~~W~~	108,703	258
1 ~ 2 years		152,361	316
2 ~ 3 years		80,363	388
More than 3 years		682,480	230
	~~W~~	1,023,907	1,192

33.               Earnings per Share

(1)               Basic earnings per share

           1)               Basic earnings per share for the years ended December 31, 2019 and 2018 are calculated as follows:

(In millions of won, except for share data)
	2019		2018
Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company	~~W~~	889,907	3,127,887
Interest on hybrid bonds		(14,766)	(15,803)
Profit attributable to owners of the Parent Company on common shares		875,141	3,112,084
Weighted average number of common shares outstanding		72,064,159	70,622,976
Basic earnings per share (in won)	~~W~~	12,144	44,066

277

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

33.               Earnings per Share, Continued

2)                The weighted average number of common shares outstanding for the years ended December 31, 2019 and 2018 are calculated as follows:

(In shares)	2019
	Issued shares	Treasury shares	Number of common shares outstanding at December 31	Weights	Weighted average number of common shares
Issued shares at January 1	80,745,711	(8,875,883)	71,869,828	365/365	71,869,828
Disposal of treasury shares	-	1,266,620	1,266,620	4/365	194,331
					72,064,159

(In shares)	2018
	Issued shares	Treasury shares	Number of common shares outstanding at December 31	Weights	Weighted average number of common shares
Issued shares at January 1	80,745,711	(10,136,551)	70,609,160	365/365	70,609,160
Disposal of treasury shares	-	1,260,668	1,260,668	4/365	13,816
					70,622,976

(2)                Diluted earnings per share

For the years ended December 31, 2019 and 2018, diluted earnings per share are the same as basic earnings per share as there are no dilutive potential common shares.

278

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

34.               Dividends

(1)               Details of dividends declared

Details of dividend declared for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (in won)	Dividend ratio	Dividends
2019	Cash dividends (interim)	71,869,828	500	200%	~~W~~	71,870
	Cash dividends (year-end)	73,136,448	500	1,800%		658,228
					~~W~~	730,098
2018	Cash dividends (interim)	70,609,160	500	200%	~~W~~	70,609
	Cash dividends (year-end)	71,869,828	500	1,800%		646,828
					~~W~~	717,437

(2)                  Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2019 and 2018 are as follows:

(In won)

Year	Dividend type	Dividend per share	Closing price at year-end	Dividend yield ratio
2019	Cash dividends	10,000	238,000,500	4.20%
2018	Cash dividends	10,000	269,500	3.71%

279

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

35 .              Categories of Financial Instruments

(1)               Financial assets by category as of December 31, 2019 and 2018 are as follows:

(In millions of won)		December 31, 2019
	Financial assets at FVTPL		Equity instruments at FVOCI	Debt instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	-	-	-	1,270,824	-	1,270,824
Financial instruments		-	-	-	831,637	-	831,637
Short-term investment securities		166,666	-	-	-	-	166,666
Long-term investment securities(*)		142,316	710,272	4,627	-	-	857,215
Accounts receivable - trade		-	-	-	2,247,895	-	2,247,895
Loans and other receivables		532,225	-	-	1,131,342	-	1,663,567
Derivative financial assets		6,074	-	-	-	144,886	150,960
	~~W~~	847,281	710,272	4,627	5,481,698	144,886	7,188,764

(*)               The Group designated ~~W~~710,272 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)		December 31, 2018
	Financial assets at FVTPL		Equity instruments at FVOCI	Debt instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	-	-	-	1,506,699	-	1,506,699
Financial instruments		-	-	-	1,046,897	-	1,046,897
Short-term investment securities		195,080	-	-	-	-	195,080
Long-term investment securities(*)		120,083	542,496	2,147	-	-	664,726
Accounts receivable - trade		-	-	-	2,019,933	-	2,019,933
Loans and other receivables		489,617	-	-	1,132,321	-	1,621,938
Derivative financial assets		15,586	-	-	-	39,871	55,457
	~~W~~	820,366	542,496	2,147	5,705,850	39,871	7,110,730

(*)               The Group designated ~~W~~542,496 million of equity instruments that are not held for trading as financial assets at FVOCI.

(2)               Financial liabilities by category as of December 31, 2019 and 2018 are as follows:

(In millions of won)		December 31, 2019
	Financial liabilities at amortized cost		Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	438,297	-	438,297
Derivative financial liabilities		-	1,043	1,043
Borrowings		2,043,140	-	2,043,140
Debentures		8,220,833	-	8,220,833
Lease liabilities		712,740	-	712,740
Accounts payable - other and others		6,563,030	-	6,563,030
	~~W~~	17,978,040	1,043	17,979,083

280

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

35 .              Categories of Financial Instruments, Continued

(2)               Financial liabilities by category as of December 31, 2019 and 2018 are as follows, Continued:

(In millions of won)		December 31, 2018
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	-	381,302	-	381,302
Derivative financial liabilities		-	-	4,184	4,184
Borrowings		-	2,184,996	-	2,184,996
Debentures(*)		61,813	7,405,039	-	7,466,852
Accounts payable - other and others		-	6,762,782	-	6,762,782
	~~W~~	61,813	16,734,119	4,184	16,800,116

(*)              Debentures classified as financial liabilities at FVTPL as of December 31, 2018 are structured bonds and they were designated as financial liabilities at FVTPL in order to eliminate a measurement inconsistency with the related derivatives. The debenture has been repaid during 2019 before its maturity.

36.               Financial Risk Management

(1)               Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates and interest rates. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets consist of cash and cash equivalents, financial instruments, investment securities and accounts receivable - trade and other. Financial liabilities consist of accounts payable - trade and other, borrowings, and debentures.

1)               Market risk

(i)               Currency risk

The Group incurs exchange position due to revenue and expenses from its global operations. Major foreign currencies where the currency risk occur are USD, JPY and EUR. The Group determines the currency risk management policy after considering the nature of business and the presence of methods that mitigate the currency risk for each Group entities. Currency risk occurs on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of each Group entity. The Group manages currency risk arising from business transactions by using currency forwards, etc.

281

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

36 .             Financial Risk Management, Continued

(1)              Financial risk management, Continued

1)                Market risk, Continued

(i)                Currency risk, Continued

Monetary assets and liabilities denominated in foreign currencies as of December 31, 2019 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	124,137	~~W~~	143,726	1,588,591	~~W~~	1,839,271
EUR	414		537	110		142
JPY	800,440		8,512	261,255		2,778
Others	-		5,299	-		1,669
		~~W~~	158,074		~~W~~	1,843,860

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (See note 21)

As of December 31, 2019, a hypothetical change in exchange rates by 10% would have increase (reduce) the Group’s income before income tax as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	6,228	(6,228)
EUR		40	(40)
JPY		573	(573)
Others		363	(363)
	~~W~~	7,204	(7,204)

(ii) Interest rate risk

The interest rate risk of the Group arises from borrowings, debenture and long-term payables - other. Since the Group’s interest bearing assets are mostly fixed-interest bearing assets, the Group’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

Accordingly, the Group performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Group takes various measures such as refinancing, renewal, alternative financing and hedging.

As of December 31, 2019, the floating-rate borrowings and bonds of the Group are ~~W~~132,000 million and ~~W~~347,340 million, respectively, and the Group has entered into interest rate swap agreements, as described in note 21, for all floating-rate borrowings and debentures to hedge interest rate risk. If the interest rate increases (decreases) 1% with all other variables held constant, income before income taxes for the next year would change by ~~W~~200 million in relation to floating-rate borrowings that are exposed to interest rate risk.

282

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

36.             Financial Risk Management, Continued

(1)              Financial risk management, Continued

1)               Market risk, Continued

(ii)              Interest rate risk, Continued

As of December 31, 2019, the floating-rate long-term payables – other are ~~W~~2,051,389 million. If the interest rate increases (decreases) 1% with all other variables held constant, income before income taxes for the year ended December 31, 2019 would change by ~~W~~ 20,514 million in relation to floating-rate long-term payables - other that are exposed to interest rate risk.

2) Credit risk

The maximum credit exposure as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Cash and cash equivalents	~~W~~	1,270,572	1,506,432
Financial instruments		831,637	1,046,897
Investment securities		13,548	11,672
Accounts receivable – trade		2,247,895	2,019,933
Loans and other receivables		1,663,567	1,621,938
Derivative financial assets		150,960	55,457
	~~W~~	6,178,179	6,262,329

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Group establishes credit limits for each customer or counterparty.

283

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

36 .              Financial Risk Management, Continued

(1)              Financial risk management, Continued

2)               Credit risk, Continued

(i)               Account receivable – trade and contract assets

The Group establishes a loss allowance in respect of account receivable – trade and contract assets. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Details of changes in loss allowance during the year ended December 31, 2019 are included in note 7.

(ii) Debt investments

The credit risk arises from debt investments included in ~~W~~ 831,637 million of financial instruments, ~~W~~ 13,548 million of investment securities and ~~W~~1,663,567 million of loans and other receivables. To limit the exposure to this risk, the Group transacts only with financial institutions with credit ratings that are considered to be low credit risk.

Most of the Group’s debt investments are considered to have a low risk of default and the borrower has a strong capacity to meet its contractual cash flow obligations in the near term. Thus the Group measured the loss allowance for the debt investments at an amount equal to 12-month expected credit losses.

Meanwhile, the Group monitors changes in credit risk at each reporting date. The Group recognized the loss allowance at an amount equal to lifetime expected credit losses when the credit risk on the debt investments is assumed to have increased significantly if it is more than 30 days past due.

The Group’s maximum exposure to credit risk is equal to each financial asset’s carrying amount. The gross carrying amounts of each financial asset except for the accounts receivable – trade and derivative financial assets as of December 31, 2019 are as follows.

(In millions of won)
	Financial assets at FVTPL		Financial assets at FVOCI	At amortized cost
				12-month ECL	Lifetime ECL – not credit impaired	Lifetime ECL – credit impaired
Gross amount	~~W~~	541,146	4,627	1,887,321	49,360	123,196
Loss allowance		-	-	(4,241)	(8,704)	(83,953)
Carrying amount	~~W~~	541,146	4,627	1,883,080	40,656	39,243

284

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

36 .               Financial Risk Management, Continued

(1)               Financial risk management, Continued

2)                 Credit risk, Continued

(ii)               Debt investments, Continued

Changes in the loss allowance for the debt investments during the year ended December 31, 2019 are as follows:

(In millions of won)
	12-month ECL		Lifetime ECL – not credit impaired	Lifetime ECL – credit impaired	Total
December 31, 2018	~~W~~	3,305	10,760	101,823	115,888
Remeasurement of loss allowance, net		1,316	1,334	3,942	6,592
Transfer to lifetime ECL – not credit impaired		(380)	380	-	-
Transfer to lifetime ECL – credit impaired		-	(2,790)	2,790	-
Amounts written off		-	(1,515)	(32,165)	(33,680)
Recovery of amounts written off		-	-	7,563	7,563
Business combinations		-	535	-	535
December 31, 2019	~~W~~	4,241	8,704	83,953	96,898

(iii)               Cash and cash equivalents

The Group has ~~W~~ 1,270,572 million as of December 31, 2019. (~~W~~ 1,506,432 million as of December 31, 2018) cash and cash equivalents with banks and financial institutions above specific credit ratings.

Impairment on cash and cash equivalents has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The Group considered that its cash and cash equivalents have low credit risk based on the credit ratings of the counterparties assigned by external credit rating agencies.

285

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

36 .               Financial Risk Management, Continued

(1)               Financial risk management, Continued

3)                Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Group maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of December 31, 2019 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable - trade	~~W~~	438,297	438,297	438,297	-	-
Borrowings(*)		2,043,140	2,412,647	159,416	2,253,231	-
Debentures (*)		8,220,833	9,493,178	1,184,309	5,237,357	3,071,512
Lease liabilities		712,740	757,871	315,793	335,727	106,351
Accounts payable - other and others (*)		6,563,030	6,704,379	5,005,857	1,124,389	574,133
	~~W~~	17,978,040	19,806,372	7,103,672	8,950,704	3,751,996

(*) Includes interest payables.

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

As of December 31, 2019, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	~~W~~	144,886	147,386	44,872	103,142	(628)
Liabilities		(1,043)	(1,043)	-	(1,043)	-
	~~W~~	143,843	146,343	44,872	102,099	(628)

286

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

36.               Financial Risk Management, Continued

(2)               Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2018.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity; both are from the financial statements.

Debt-equity ratio as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Total liabilities	~~W~~	21,788,084	20,019,861
Total equity		22,823,536	22,349,250
Debt-equity ratios		95.46%	89.58%

(3)                Fair value

1)  Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2019 are as follows:

(In millions of won)	December 31, 2019
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	847,281	-	668,891	178,390	847,281
Derivatives hedging instruments		144,886	-	144,886	-	144,886
FVOCI		714,899	407,651	-	307,248	714,899
	~~W~~	1,707,066	407,651	813,777	485,638	1,707,066
Financial liabilities that are measured at fair value:
Derivative financial liabilities	~~W~~	1,043	-	1,043	-	1,043
Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	2,043,140	-	2,191,037	-	2,191,037
Debentures		8,220,833	-	8,714,408	-	8,714,408
Long-term payables - other		1,974,006	-	2,008,493	-	2,008,493
	~~W~~	12,237,979	-	12,913,938	-	12,913,938

287

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

36.               Financial Risk Management, Continued

(3)                Fair value, Continued

2)  Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2018 are as follows:

(In millions of won)	December 31, 2018
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	820,366	-	695,992	124,374	820,366
Derivatives hedging instruments		39,871	-	39,871	-	39,871
FVOCI		544,643	293,925	-	250,718	544,643
	~~W~~	1,404,880	293,925	735,863	375,092	1,404,880
Financial liabilities that are measured at fair value:
FVTPL	~~W~~	61,813	-	61,813	-	61,813
Derivative financial liabilities		4,184	-	4,184	-	4,184
	~~W~~	65,997	-	65,997	-	65,997
Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	2,184,996	-	2,378,843	-	2,378,843
Debentures		7,405,039	-	7,868,472	-	7,868,472
Long-term payables - other		2,393,027	-	2,469,653	-	2,469,653
	~~W~~	11,983,062	-	12,716,968	-	12,716,968

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Group uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods such as discounted cash flow and market approach. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Group for the fair value measurement as of December 31, 2019 are as follows:

Interest rate
Derivative instruments	1.68% ~ 1.89%
Borrowings and debentures	1.65% ~ 2.41%
Long-term payables - other	1.59% ~ 1.90%

288

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

36.               Financial Risk Management, Continued

(3)                Fair value, Continued

3) There have been no transfers between Level 2 and Level 1 for year ended December 31, 2019. The changes of financial assets classified as Level 3 for the year ended December 31, 2019 are as follows:

(In millions of won)
	Balance at January 1, 2019		Gain for the period	OCI	Acquisition	Disposa	Transfer	Balance at December 31, 2019
FVTPL	~~W~~	124,374	(5,417)	2,345	58,361	(9,264)	7,991	178,390
FVOCI		250,718	-	(7,716)	92,445	(6,306)	(21,893)	307,248
	~~W~~	375,092	(5,417)	(5,371)	150,806	(15,570)	(13,902)	485,638

(4)               Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2019 and 2018 are as follows:

(In millions of won)	December 31, 2019
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statements of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Accounts receivable – trade and others	~~W~~	102,241	(100,895)	1,346	-	1,346
Financial liabilities:
Accounts payable – other and others	~~W~~	100,895	(100,895)	-	-	-

(In millions of won)	December 31, 2018
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statements of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivatives(*)	~~W~~	1,867	-	1,867	(1,107)	760
Accounts receivable – trade and others		95,990	(95,920)	70	-	70
	~~W~~	97,857	(95,920)	1,937	(1,107)	830
Financial liabilities:
Derivatives(*)	~~W~~	1,107	-	1,107	(1,107)	-
Accounts payable – other and others		95,920	(95,920)	-	-	-
	~~W~~	97,027	(95,920)	1,107	(1,107)	-
289

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

 36.               Financial Risk Management, Continued

(4)                 Enforceable master netting agreement or similar agreement, Conitnued

(*)                The balance represents the net amount under the standard terms and conditions of International Swap and Derivatives Association.

37.               Transactions with Related Parties

(1)                  List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holdings Co., Ltd.
Joint ventures	Dogus Planet, Inc. and 3 others
Associates	SK hynix Inc. and 44 others
Others	The Ultimate Controlling Entity’s subsidiaries and associates, etc.

For the periods presented, the Group belongs to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All of the other entities included in SK Group are considered related parties of the Group.

(2)                  Compensation for the key management

The Parent Company considers registered directors (3 executive and 5 non-executive directors) who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensation given to such key management for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Salaries	~~W~~	5,969	4,488
Defined benefits plan expenses		1,237	920
Share option		325	548
	~~W~~	7,531	5,956

Compensation for the key management includes salaries, non-monetary salaries, and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

290

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

37.                Transactions with Related Parties, Continued

(3)                  Transactions with related parties for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)		2019
Scope	Company	Operating revenue and others		Operating expense and others(*1)	Acquisition of property and equipment
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*2)	~~W~~	53,507	612,248	95,426
Associates	F&U Credit information Co., Ltd.		2,293	55,179	-
	SK hynix Inc(*3)		273,047	481	-
	KEB HanaCard Co., Ltd.		832	1,901	-
	SK Wyverns Co., Ltd.		1,399	21,528	-
	Others(*4)		17,286	13,864	457
			294,857	92,953	457
Others	SK Engineering & Construction Co., Ltd.		13,339	1,601	7,400
	SK Innovation Co., Ltd.		26,697	2,777	-
	SK Networks Co., Ltd.(*5)		29,321	1,088,443	449
	SK Networks Services Co., Ltd.		1,056	76,671	4,979
	SK Telesys Co., Ltd.		474	9,686	59,392
	SK TNS Co., Ltd.		240	35,824	607,546
	SK Energy Co., Ltd.		16,294	516	-
	SK hynix Semiconductor (China) Ltd.		73,542	-	-
	SK Global Chemical International Trading (Shanghai) Co., Ltd.		14,535	131	-
	Others		90,307	105,569	109,189
			265,805	1,321,218	788,955
		~~W~~	614,169	2,026,419	884,838

(*1)         Operating expense and others include lease payments by the Group.

(*2)         Operating expense and others include ~~W~~216,241 million of dividends paid by the Parent Company.

(*3)         Operating revenue and others include ~~W~~219,151 million of dividends received from SK hynix Inc. which was deducted from the investment in associates.

(*4)         Operating revenue and others include ~~W~~11,955 million of dividends declared by Korea IT Fund and , UniSK and Stonebridge which was deducted from the investment in associates.

(*5)         Operating expenses and others include costs for handset purchases amounting to ~~W~~1,043,902 million.

291

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

37.                Transactions with Related Parties, Continued

(3)                  Transactions with related parties for the years ended December 31, 2019 and 2018 are as follows, Continued:

(In millions of won)		2018
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Collection of loans
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	~~W~~	20,050	601,176	151,502	-
Associates	F&U Credit information Co., Ltd.		2,777	54,857	-	-
	HappyNarae Co., Ltd.(*2)		1,002	20,286	88,327	-
	SK hynix Inc(*3)		179,708	313	-	-
	KEB HanaCard Co., Ltd.		15,046	15,387	-	-
	Others(*4)		5,924	35,296	1,202	204
			204,457	126,139	89,529	204
Others	SK Engineering & Construction Co., Ltd.		4,662	1,122	8,700	-
	SK Innovation Co., Ltd.(*5)		44,010	996	-	-
	SK Networks Co., Ltd.(*6)		23,078	1,189,404	460	-
	SK Networks Services Co., Ltd.		774	90,723	5,478	-
	SK Telesys Co., Ltd.		362	10,945	127,840	-
	SK TNS Co., Ltd.		140	31,220	493,793	-
	SK Energy Co., Ltd.(*5)		15,134	897	-	-
	SK Gas Co., Ltd.		7,653	2	-	-
	SKC Infra Service Co., Ltd.		57	50,829	24,761	-
	Others(*5)		55,224	19,323	-	-
			151,094	1,395,461	661,032	-
		~~W~~	375,601	2,122,776	902,063	204

(*1)         Operating expense and others include ~~W~~203,636 million of dividends paid by the Parent Company.

(*2)         Transactions with HappyNarae Co., Ltd. occurred before disposal.

(*3)         Operating revenue and others include ~~W~~146,100 million of dividends received from SK hynix Inc. which was deducted from the investment in associates.

(*4)         Operating revenue and others include ~~W~~4,587 million of dividends received from Korea IT Fund, KIF-Stonebridge IT Investment Fund and UniSK which were deducted from the investment in associates.

(*5)         Operating revenue and others include ~~W~~68,500 million received from disposal of the real estate investment fund to SK Innovation Co., Ltd., SK Energy Co., Ltd., SK Lubricants Co., Ltd., SK Trading International Co., Ltd. and SK Global Chemical Co., Ltd

(*6)         Operating expenses and others include costs for handset purchases amounting to ~~W~~1,100,370 million.

292

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

37.                Transactions with Related Parties, Continued

(4)                  Account balances with related parties as of December 31, 2019 and 2018 are as follows:

(In millions of won)		December 3 1, 2019
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc	Accounts payable - other , etc
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	-	7,941	87,519
	F&U Credit information Co., Ltd.		-	2	4,819
	SK hynix Inc.		-	21,510	48
	Wave City Development Co., Ltd.		-	31,523	-
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	5,359	-
	KEB HanaCard Co., Ltd.		-	1,025	7,929
	Others		205	2,490	2,262
			22,352	61,909	15,058
Other	SK Engineering & Construction Co., Ltd.		-	4,422	97
	SK Innovation Co., Ltd.		-	7,496	22,673
	SK Networks. Co., Ltd.		-	3,469	85,421
	SK Networks Services Co., Ltd.		-	-	10,820
	SK Telesys Co., Ltd.		-	30	16,319
	SK TNS Co., Ltd.			14	200,703
	SK Energy Co., Ltd.		-	2,757	1,886
	SK hystec Co., Ltd.		-	848	687
	SK hynix Semiconductor (China) Ltd.		-	8,556	-
	Others		-	22,529	40,073
			-	50,121	378,679
		~~W~~	22,352	119,971	482,851

(*)  As of December 31, 2019, the Parent Company recognized the entire balance of loans to Daehan Kanggun BcN Co., Ltd. as loss allowances.

293

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

37.                Transactions with Related Parties, Continued

(4)                  Account balances with related parties as of December 31, 2019 and 2018 are as follows, Continued:

(In millions of won)			December 3 1, 2018
			Receivable s		Payable s
Scope	Company		Loans	Accounts receivable – trade, etc	Accounts payable - other , etc
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~ 	-	5,987	139,260
	F&U Credit information Co., Ltd.		-	98	5,801
	SK hynix Inc.		-	14,766	89
	Wave City Development Co., Ltd.		-	37,263	-
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	-	-
	KEB HanaCard Co., Ltd.		-	541	11,311
	Others		407	130	1,764
			22,554	52,798	18,965
Other	SK Engineering & Construction Co., Ltd.		-	1,561	760
	SK Networks. Co., Ltd.		-	2,647	167,433
	SK Networks Services Co., Ltd.		-	54	8,946
	SK Telesys Co., Ltd.		-	154	39,188
	SK TNS Co., Ltd.		-	-	89,017
	SK Innovation Co., Ltd.		-	4,696	1,019
	SK Energy Co., Ltd.		-	5,511	887
	SK Gas Co., Ltd.		-	2,225	60
	SK hystec Co., Ltd.		-	2,661	75
	Others		-	8,958	8,066
			-	28,467	315,451
		~~W~~ 	22,554	87,252	473,676

(*)  As of December 31, 2018, the Parent Company recognized the entire balance of loans to Daehan Kanggun BcN Co., Ltd. as loss allowances.

294

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

37.                Transactions with Related Parties, Continued

(5)                  SK Infosec Co., Ltd., a subsidiary of the Parent Company, provided a blank note to SK Holdings Co., Ltd. with regards to performance guarantee.

(6)                  SK Telink Co., Ltd., a subsidiary of the Parent Company is holding a blank note provided by SK Holdings Co., Ltd. with regards to a performance guarantee.

(7)                  The details of additional investments and disposal of associates and joint ventures for the nine-month period ended December 31, 2019 as presented in note 13.

38.               Commitments and Contingencies

(1)               Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ~~W~~4,013 million as of December 31, 2019.

In addition, Life & Security Holdings Co., Ltd., a subsidiary of the Parent Company, has pledged its shares of ADT CAPS Co., Ltd., CAPSTEC Co., Ltd., and ADT SECURITY Co., Ltd. for the long-term borrowings with a face value of ~~W~~1,900,000 million as of December 31, 2019.

(2)                Legal claims and litigations

As of December 31, 2019 the Group is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. In connection with those legal claims and litigation for which no provision was recognized, management does not believe the Group has a present obligation, nor is it expected any of these claims or litigation will have a significant impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

Meanwhile, the pending litigation over the validity of partnership contract that the Group was involved as the defendant (Plaintiff: Nonghyup Bank) was settled by the agreement between the parties during the year ended December 31, 2018. As a result of the settlement, the credit card business partnership between the Group and Nonghyup Bank will be maintained until April 2021, and the Group is obligated to pay the commission fees based on the customers’ credit card usage until September 2021, the expiration date of the credit cards. The Group determined that the contract and the subsidiary agreements meet the definition of an onerous contract according to K-IFRS No.1037, for which the Group recognized provisions with the best estimate of the expenditure required to settle the present obligation at the end of the reporting period. In this regard, ~~W~~32,104 million and ~~W~~18,018 million are recognized as current provisions and non-current provisions, respectively as of December 31, 2019.

295

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

38.               Commitments and Contingencies , Continued

(3)                Accounts receivables from sale of handsets

The sales agents of the Parent Company sell handsets to the Parent Company’s subscribers on an installment basis. The Parent Company entered into comprehensive agreements to purchase accounts receivables from handset sales with retail stores and authorized dealers and to transfer the accounts receivables from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivables from sale of handsets amounting to ~~W~~646,837 million as of December 31, 2019 which the Parent Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable – other and long-term accounts receivable – other.

(4)  On April 26, 2019, the board of directors of SK Broadband Co., Ltd., a subsidiary of the Parent Company resolved to approve SK Broadband Co., Ltd.’s merger with Tbroad Co., Ltd., Tbroad Dongdaemun Broadcasting Co., Ltd. and Korea Digital Cable Media Center Co., Ltd. in order to strengthen the competitiveness and enhance the synergy as a comprehensive media company. SK Broadband Co., Ltd. will merge Tbroad Co., Ltd., Tbroad Dongdaemun Broadcasting Co., Ltd. and Korea Digital Cable Media Center Co., Ltd . On January 21, 2020, the Group acquired a conditional approval.

296

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

39.               Statements of Cash Flows

(1)               Adjustments for income and expenses from operating activities for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
		2019	2018
Interest income	~~W~~ 	(63,401)	(69,936)
Dividend		(10,011)	(35,143)
Gain on foreign currency translation		(4,576)	(2,776)
Gain on valuation of derivatives		(2,499)	(6,532)
Gain on settlement of derivatives		(29,277)	(20,399)
Gain on sale of accounts receivable - other		(15,855)	(20,023)
Gain relating to investments in subsidiaries, associates and joint ventures, net		(449,543)	(3,270,912)
Gain on disposal of property and equipment and intangible assets		(8,942)	(38,933)
Gain on business transfer		(69,522)	-
Gain relating to financial assets at FVTPL		(4,504)	(83,636)
Gain relating to financial liabilities at FVTPL		(56)	-
Other income		(1,890)	(952)
Interest expenses		397,890	307,319
Loss on foreign currency translation		4,948	2,397
Loss on sale of accounts receivable - other		5,823	-
Income tax expense		300,713	843,978
Expense related to defined benefit plan		175,165	147,722
Share option		2,073	789
Depreciation and amortization		3,935,841	3,284,339
Bad debt expense		28,841	38,211
Loss on disposal of property and equipment and intangible assets		56,248	87,257
Loss on impairment of property and equipment and intangible assets		65,935	255,839
Loss relating to financial liabilities at FVTPL		43	1,535
Loss relating to financial assets at FVTPL		7,753	22,507
Bad debt for accounts receivable - other		5,802	7,718
Loss on disposal of investment assets		-	3
Loss on impairment of investment assets		1,670	3,157
Loss on settlement of derivatives		641	12,554
Other expenses		21,727	102,836
	~~W~~ 	4,351,037	1,568,919

297

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

39.               Statements of Cash Flows, Continued

(2)               Changes in assets and liabilities from operating activities for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
		2019	2018
Accounts receivable - trade	~~W~~ 	(211,712)	175,841
Accounts receivable - other		48,399	319,913
Accrued income		151	-
Advance payments		(12,204)	13,393
Prepaid expenses		(660,891)	(3,597)
Inventories		115,893	(13,429)
Long-term accounts receivable - other		(56,216)	11,064
Contract assets		(68,805)	9,161
Guarantee deposits		6,392	(258)
Accounts payable - trade		(23,607)	(58,487)
Accounts payable - other		167,595	(271,128)
Withholdings		(31,545)	129,492
Contract liabilities		33,574	11,328
Deposits received		(3,112)	(333)
Accrued expenses		117,367	(102,246)
Provisions		(37,134)	(4,298)
Long-term provisions		(1,699)	1,193
Plan assets		(130,790)	(123,075)
Retirement benefit payment		(84,098)	(63,957)
Others		(3,893)	(4,628)
	~~W~~ 	(836,335)	25,949

(3)  Significant non-cash transactions for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
		2019	2018
Increase in accounts payable - other relating to the acquisition of property and equipment and intangible assets	~~W~~ 	438,622	1,162,301
Increase of right-of-use assets upon adoption of K-IFRS 1116		618,811	-
Investment in subsidiary from comprehensive stock exchange		-	129,595
Asset contribution for investments		78,900	-

298

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

39.               Statements of Cash Flows, Continued

(4)               Reconciliation of liabilities arising from financing activities for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
		December 31, 2018	Adoption of K-IFRS 1116	January 1, 2019		Cash flows	Non-cash transactions
							Exchange rate changes	Fair value changes	Business Combinations	Other changes	December 31, 2019
Total liabilities from financing activities:
Short-term borrowings	~~W~~ 	80,000	-	80,000		(59,860)	(2)	-	465	-	20,603
Long-term borrowings		2,104,996	-	2,104,996		(89,882)	1,129	-	-	6,294	2,022,537
Debentures		7,466,852	-	7,466,852		693,444	50,319	223	-	9,995	8,220,833
Lease liabilities		-	663,827	663,827		(393,398)	-	-	955	441,356	712,740
Long-term payables – other		2,393,027	-	2,393,027		(428,153)	(84)	-	-	6,819	1,971,609
Derivative financial liabilities		4,184	-	4,184		626	(282)	(2,776)	-	(709)	1,043
Derivative financial assets		(55,457)	-	(55,457)		11,800	-	(101,229)	-	-	(144,886)
	~~W~~ 	11,993,602	663,827	12,657,429		(265,423)	51,080	(103,782)	1,420	463,755	12,804,479
Other cash flows from financing activities:
Payments of cash dividends					~~W~~ 	(718,698)
Payments of interest on hybrid bonds						(14,766)
Disposal of treasury shares						300,000
Cash outflow from transactions with the non-controlling shareholders						101,398
Cash outflow from transactions with the non-controlling shareholders						(39,345)
						(371,411)
					~~W~~ 	(636,834)

299

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

39.               Statements of Cash Flows, Continued

(4)               Reconciliation of liabilities arising from financing activities for the years ended December 31, 2019 and 2018 are as follows, Continued:

(In millions of won)
		January 1, 2018		Cash flows	Non-cash transactions				December 31, 2018
					Exchange rate changes	Fair value changes	Business Combinations	Other changes
Total liabilities from financing activities:
Short-term borrowings	~~W~~ 	130,000		(87,701)	-	-	36,201	1,500	80,000
Long-term borrowings		252,817		139,406	2,281	-	1,708,638	1,854	2,104,996
Debentures		7,086,187		321,671	55,523	1,911	-	1,560	7,466,852
Long-term payables – other		1,641,081		(305,644)	-	-	-	1,057,590	2,393,027
Derivative financial liabilities		39,470		(4,031)	13,595	(7,163)	-	(37,687)	4,184
Derivative financial assets		(253,213)		(2,000)	2,000	(19,849)	-	217,605	(55,457)
	~~W~~ 	8,896,342		61,701	73,399	(25,101)	1,744,839	1,242,422	11,993,602
Other cash flows from financing activities:
Payments of cash dividends			~~W~~ 	(706,091)
Issuance of hybrid bonds				398,759
Repayment of hybrid bonds				(400,000)
Payments of interest on hybrid bonds				(15,803)
Capital increase by subsidiaries and others				499,926
Transactions with the non-controlling shareholders				(76,805)
				(300,014)
			~~W~~ 	(238,313)

300